As filed with the Securities and Exchange Commission on March 20, 2014

Registration No. 333-193739

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 3

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

THE RUBICON PROJECT, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	7370	20-8881738
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

12181 Bluff Creek Drive, 4th Floor

Los Angeles, CA 90094

(310) 207-0272

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Todd Tappin

Chief Operating Officer and Chief Financial Officer

The Rubicon Project, Inc.

12181 Bluff Creek Drive, 4th Floor

Los Angeles, CA 90094

(310) 207-0272

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Bradford P. Weirick Stewart L. McDowell Gibson, Dunn & Crutcher LLP 333 South Grand Avenue Los Angeles, CA 90071 (213) 229-7000	Brian W. Copple General Counsel and Corporate Secretary The Rubicon Project, Inc. 12181 Bluff Creek Drive, 4th Floor Los Angeles, CA 90094 (310) 207-0272	Aaron J. Alter Michael E. Coke Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, par value $0.00001 per share	7,786,644	$17.00	$132,372,948	$17,050

(1)	Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes an additional 1,015,649 shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee.
(3)	The Registrant previously paid $12,880 of this amount in connection with the initial filing of this Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to such section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued March 20, 2014

6,770,995 Shares

COMMON STOCK

The Rubicon Project, Inc. is offering 5,416,796 shares of common stock and the selling stockholders named in this prospectus are offering 1,354,199 shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. This is our initial public offering and no public market currently exists for our common stock. We anticipate that the initial public offering price will be between $15.00 and $17.00 per share.

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “RUBI.”

We are an “emerging growth company” as defined under the federal securities laws and are subject to reduced public company reporting requirements. Investing in our common stock involves risks. See “Risk Factors” beginning on page 16.

PRICE $        PER SHARE

	Initial public offering price	Underwriting discount (1)	Proceeds to us (before expenses)	Proceeds to the selling stockholders (before expenses)
Per Share	$	$	$	$
Total	$	$	$	$

(1)	See “Underwriting” for a description of compensation payable to the Underwriters.

We have granted the underwriters the right to purchase up to an additional 1,015,649 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about                    , 2014.

MORGAN STANLEY	GOLDMAN, SACHS & CO.	RBC CAPITAL MARKETS

Needham & Company	Oppenheimer & Co.	LUMA Securities

                    , 2014

97% OF U.S. INTERNET USERS AND 600 MILLION PEOPLE WORLDWIDE SEE AN AD PROCESSED BY RUBICON PROJECT.

**EVEN YOU.**

PHOTO OF RUBICUBE: RUBICON PROJECT'S PROPRIETARY HARDWARE ENGINEERED FOR REAL-TIME TRADING

rubicon PROJECT

AUDIENCE
97%
of U.S. Internet Users
600 Million
Global Users per Month
SELLERS
700+
Publishers & Applications
DISPLAY
SOCIAL
MOBILE
40%
U.S. comScore 100
rubicon
PROJECT
Advertising Automation Cloud
BUYERS
100,000
Advertiser Brands
DSPs
AD NETWORKS
AGENCIES
300+
DSPs, Ad Networks and Agencies
REAL TIME TRADING
25,000 CPUs
260 Gigabytes/sec
2.4 Petabytes of Data

You should rely only on the information contained in this prospectus or in any free-writing prospectus we may authorize to be delivered or made available to you. We have not, and the selling stockholders and underwriters have not, authorized anyone to provide you with additional or different information. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus or any free-writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Until                     , 2014 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: we have not, and the selling stockholders and underwriters have not done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

- i -

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes to those consolidated financial statements before making an investment decision. Some of the statements in this prospectus constitute forward-looking statements. For more information, see “Special Note Regarding Forward-Looking Statements.”

Overview

We are a technology company on a mission to automate the buying and selling of advertising. Our Advertising Automation Cloud is a highly scalable software platform that powers and optimizes a leading marketplace for the real time trading of digital advertising between buyers and sellers. Through the speed and big data analytics of our algorithm-based solution, we have transformed the cumbersome, complex process of buying and selling digital advertising into a seamless automated process that optimizes results for both buyers and sellers. Buyers of digital advertising use our platform to reach 97% of Internet users in the United States and over 600 million Internet users globally on some of the world’s leading websites and applications. Sellers of digital advertising use our platform to maximize revenue from advertising, decrease costs and protect their brands and user experience, while accessing a global market of buyers representing over 100,000 brands since our inception. The benefits we provide to both buyers and sellers, and the time and effort spent by both buyers and sellers to integrate with our platform and associated applications, give us a critical position in the digital advertising ecosystem.

Our Advertising Automation Cloud incorporates proprietary machine-learning algorithms, sophisticated data processing, high volume storage, detailed analytics capabilities, and a distributed infrastructure. We analyze billions of data points in real time to enable our solution to make approximately 300 data-driven decisions per transaction in milliseconds, and to execute up to 2.5 million peak queries per second, approximately 25 billion transactions per week and 3 trillion bid requests per month. Our Advertising Automation Cloud features applications for digital advertising sellers, including websites, applications and other digital media properties, to sell their advertising inventory; applications for buyers, including demand side platforms, or DSPs, ad networks and advertising agencies, to buy advertising inventory; and an exchange over which such transactions are executed. Together, these features power and optimize a comprehensive, transparent, independent advertising marketplace that brings buyers and sellers together and facilitates intelligent decision-making and automated transaction execution for the advertising inventory we manage on our platform. We believe we help increase the volume and effectiveness of advertising, increasing revenue for sellers and improving return on advertising investment for buyers.

We have direct relationships built on technical integration with over 700 sellers of digital advertising, including approximately 40% of the U.S. comScore 100, which is a list of the top U.S. digital sellers by reach. We believe that our direct relationships and integration with sellers, which differentiate us from many other participants in the advertising ecosystem, make us a vital participant in the digital advertising industry. Our integration of sellers into our platform gives sellers the ability to monetize a full variety and volume of inventory. At the same time, buyers leverage our platform to manage their advertising spending, simplify order management and campaign tracking, obtain actionable insights into audiences for their advertising and access impression level purchasing from hundreds of sellers. We believe buyers need our platform because of our powerful solution and our direct relationships and integration with some of the world’s largest websites and applications. Our solution is constantly self-optimizing based on our ability to analyze and learn from vast volumes of data. The additional data we obtain from the volume of transactions on our platform help make our machine-learning algorithms more intelligent, leading to higher quality matching between buyers and sellers, better return on investment for buyers and higher revenue for sellers. As a result of that high quality matching, we attract even more sellers which in turn attracts more buyers and vice versa. We believe this self-reinforcing dynamic creates a strong platform for growth. The historical and real time data we derive from the over 700 seller integrations, 25 billion transactions per week, 3 trillion bid requests per month and 600 million Internet users globally that interact with our platform per month inform our machine-learning algorithms to create a size, scale and capability that is difficult to replicate.

We believe we are positioned to take advantage of several trends in the advertising industry, including the shift in advertising spending from analog to digital advertising, the move towards automation and the convergence of media across multiple channels. The display, mobile and video digital advertising market is projected to grow to $90 billion by 2017, and the need for automation in this market is growing commensurately, with real time bidding alone projected to grow at a compounded annual growth rate of 57% from $1.4 billion in 2011 to $20.8 billion in 2017.

In 2013, our revenue was $83.8 million, a 47% increase over 2012, and we recorded a net loss of $9.2 million and Adjusted EBITDA of $11.2 million. In 2012, our revenue was $57.1 million, a 54% increase over 2011, and we recorded a net loss of $2.4 million and Adjusted EBITDA of $9.2 million. In 2011, our revenue was $37.1 million, and we recorded a net loss of $15.4 million and negative Adjusted EBITDA of $6.7 million. For information on Adjusted EBITDA, and a reconciliation of Adjusted EBITDA to net loss on the basis of accounting principles generally accepted in the United States, or GAAP, please refer to “Summary Consolidated Financial and Other Data.”

Advertising spending transacted on our platform has grown significantly. Managed revenue is an operational measure that represents this advertising spending. Managed revenue would represent our revenue if we were to record our revenue on a gross basis instead of a net basis. Managed revenue does not represent revenue reported on a GAAP basis. We review managed revenue for internal management purposes to assess market share and scale and to compare our performance to others in our industry that report revenue on a gross basis. In 2013, our managed revenue was $485.1 million, which represents a 43% increase over managed revenue of $338.9 million in 2012. Our managed revenue of $338.9 million in 2012 represents a 42% percent increase over managed revenue of $238.8 million in 2011.

Our Industry

Shift Towards Digital Advertising. In response to consumers spending more time consuming digitally delivered content over the Internet, mobile networks and digital television, the advertising industry is in the midst of a decades-long shift from advertising in analog and print media, like print newspapers, magazines, broadcast radio and television, to digital advertising. As a result of the vast amount of audience data available, digital advertising has the potential to drive return on advertising investment for advertisers many times higher than print, broadcast radio and television. Technological advances are also enabling sellers to optimize and expand the monetization of their inventory.

Development of a Complex Digital Advertising Ecosystem Comprising a Large Number of Buyers, Sellers and Other Participants. Advertisers and sellers of advertising inventory have come to rely on a complex ecosystem made up of multiple technology and service providers, as described below.

Buyers: At one end of the ecosystem, spending begins with advertisers, who often engage advertising agencies to help plan and execute their digital advertising campaigns.

Buyers include agencies as well as advertiser aggregators through which agencies traditionally execute their digital advertising campaigns, including DSPs, ad networks and agency trading desks, or ATDs.

Sellers: At the other end of the ecosystem, sellers create websites and applications that contain viewable space for advertisements, or impressions, that can be delivered to users as they visit and navigate through websites and applications. These impressions can be sold to buyers either in advance via manual or automated direct sales efforts, or in real time on an impression-by-impression basis via a third-party through the digital advertising ecosystem.

Other Sell-Side Participants: Sellers may use additional sell-side representatives to connect with buyers, such as supply side platforms, or SSPs, and ad servers.

Exchanges: Buyers and sellers may sometimes come together through an exchange that matches and presents available impressions to buyers.

Costs, Inefficiencies and Lack of Transparency Inherent in Existing Ecosystem. This ecosystem of various buyers, sellers and other intermediaries has helped advertisers access digital media, but it is inefficient and has fallen short of truly enabling them to take advantage of the full potential of digital advertising. We believe, based on industry research, that only approximately $0.40 of every dollar spent by an advertiser is ultimately realized by the seller.

Complicated and Manual Workflow for Buying and Selling Digital Advertising. Despite significant technological advances with respect to delivery of digital advertising, the process of planning and executing a digital advertising campaign remains cumbersome and highly manual. These manual and complicated workflows lead to inefficiencies, wasted dollars for sellers and lost opportunities for advertisers to reach users. According to NextMark, it can cost an advertiser up to $40,000 and 480 man-hours to plan and execute a $500,000 advertising campaign.

Digital Advertising is Complex and Challenging to Automate

Due to the size and complexity of the advertising ecosystem and purchasing process, manual processes can no longer effectively optimize or manage digital advertising. This has created a need to automate the digital advertising industry and to simplify the process of buying and selling advertising. However, a number of factors make digital advertising complex and challenging to automate:

•

Perishable Inventory. The inventory of available impressions is highly perishable due to the fact that each impression must be valued, auctioned, successfully purchased, and then the winning bidder must be notified and must serve the advertisement, all in the split second between the time a user types in a web-address or is redirected to a website or application and the time the page is loaded.

•

Complex Impression Level Matching. In order for buyers to maximize their ability to target specific audiences and for sellers to optimize their revenue, there is a need for a technology solution that can match buyer and seller objectives at a large scale to optimize the delivery of advertising on an impression-by-impression basis.

•

Large Multi-Variate Datasets. The volume of data available to optimize digital advertising is enormous, and buyers and sellers need a solution capable of analyzing, processing and interpreting these large amounts of data and executing buy and sell orders informed by such data, all in real time.

•

Fragmented Buyer and Seller Base. The enormous variety of buyers and sellers in the digital advertising industry has created a need for a solution that is capable of seamlessly connecting a highly fragmented global buyer and seller base.

•

Brand Security and User Experience Concerns. Both buyers and sellers need a solution that is capable of following specified rules established by buyers and sellers to maintain brand integrity and deliver relevant advertisements that create a positive user experience, while efficiently executing a large volume of transactions.

•	Large and Highly Unpredictable Traffic Volumes. Sellers need a platform that can effectively respond to and monetize inventory during unpredictable spikes in user volumes.

•

Lack of Standardized Ad Formats and Data. An available advertising impression can vary based on a variety of factors, and buyers and sellers require a platform that can on a real time basis match the large assortment of available advertising impressions with potential buyers.

Rubicon Project: Our Advertising Automation Cloud Enables the Digital Advertising Marketplace

Rubicon Project was founded to address the challenges associated with the digital advertising ecosystem and to enable a marketplace where buyers and sellers of advertising can readily buy and sell advertising on an automated basis. Our Advertising Automation Cloud optimizes the sale and purchase of advertising across a full spectrum of inventory for all types of buyers and sellers and across all devices. We believe there are few market participants that are directly integrated with sellers in a way that allows sellers to make a wide range and volume of advertising inventory readily available in the marketplace. Our solution enables buyers and sellers to transact through our comprehensive automation offerings including real time bidding, or RTB, static bidding and direct orders. Our solution integrates RTB, static bidding and direct order offerings into a unified auction across all types of buyers, while matching available impressions with advertisements based upon various criteria. Our solution can complete the many steps and analyses required to execute a typical digital advertising transaction within an average of approximately 80 milliseconds.

Big Data Analytics and Machine-Learning Algorithms. We have developed proprietary machine-learning algorithms that analyze billions of data points from our massive data repositories to enable our solution to make approximately 300 real time data-driven decisions per transaction and to execute approximately 3 trillion bid requests per month.

Dual Network Effects Drive an Efficient and Self-Optimizing Marketplace. Our solution is constantly self-optimizing based on our ability to analyze and learn from vast volumes of data. The additional data we obtain from the volume of transactions on our platform helps make our machine-learning algorithms more intelligent, leading to higher quality matching between buyers and sellers, better return on investment for buyers and higher revenue for sellers. As a result of that high quality matching, we attract even more sellers, which in turn attracts more buyers, and vice versa. We believe this self-reinforcing dynamic creates a strong platform for growth.

Critical Position in Digital Advertising Ecosystem. In order to maximize the monetization of the full range and volume of their advertising inventory through our platform, gain actionable insights from the data we have amassed and consolidate and compile payments and billing, sellers integrate into our platform in a way that we believe would cause them to experience high switching costs to move large volumes of their inventory to a new platform. At the same time, we believe that buyers need our platform to benefit from our powerful solution and our direct relationships and integration with some of the world’s largest websites and applications. The benefits we provide to both buyers and sellers, and the time and effort spent by both buyers and sellers to integrate with our applications, give Rubicon Project a critical position in the digital advertising ecosystem.

Platform Applications

To enhance the value our Advertising Automation Cloud brings to the marketplace, we offer a growing set of applications to address the critical needs of buyers and sellers:

Applications for Sellers. We have direct relationships and integration with the sellers on our platform and provide applications to help them increase their digital advertising revenue, reduce costs, protect their brands and user experience, and reach more buyers efficiently. Sellers realize the following benefits from our platform:

•	Maximized revenue for a broad range of digital advertising inventory without volume or geographic constraints.

•	Automated sales with leading buyers via RTB, static bidding and direct orders.

•	Integrated solution for digital advertising needs.

•	Significantly streamlined sales, operations and finance workflow.

•	Brand security.

•	Enhanced user experience through delivery of relevant advertisements.

•	Advanced reporting and analytics and actionable insights.

•	Consolidated payments and transparent tracking and billing system.

Applications for Buyers. Buyers leverage our applications to access a large audience and to purchase advertising inventory based on their key demographic, economic, and timing criteria, allowing them to streamline their purchasing operations, increase the efficiency of their spending and the effectiveness of their advertising campaigns. Buyers realize the following benefits from our platform:

•	Direct access to a global audience and hundreds of premium sellers.

•	Ability to purchase via RTB, static bidding or direct orders.

•	Ability to integrate existing buying technologies or buy directly through us.

•	Optimized return on investment by consolidating spending on one platform.

•	Simplified order management and campaign tracking.

•	Transparency and control over advertising spending.

•	Brand security.

Our Market Opportunity

We believe that important trends greatly enhance our market opportunity, namely: the shift in advertising spending to digital advertising, the move towards automation and the convergence of media across multiple channels.

Rapid Growth in Digital Advertising Spending. As media consumption shifts to digital delivery via the Internet, digital television and mobile devices, digital advertising spending is growing at a significantly faster rate than advertising spending on analog and print media. We believe that there will be continued expansion of digital advertising as advertising spending “catches up” to time spent on the Internet and mobile devices. According to the PwC Entertainment and Media Global Outlook: 2013-2017, published in June 2013, display, mobile and video digital advertising are forecasted to grow from approximately $43 billion in 2012 to $90 billion in 2017, a 16% compounded annual growth rate, and our calculations based on data from eMarketer indicate that the current opportunity for monetizing online media consumption is over $32 billion annually in the United States.

Increasing Demand for Automation and Real Time Purchase and Sale of Advertising. As digital advertising has grown in complexity, the need for automation has increased commensurately. According to International Data Corporation, or IDC (October 2013), global RTB spending by advertisers is expected to grow from $1.4 billion in 2011 to $20.8 billion in 2017, a compounded annual growth rate of 57%. RTB is just one aspect of advertising automation, and static bidding and direct orders can also benefit significantly from automation.

Trend Towards Automation of Analog and Print Advertising Markets. Over time, we also expect analog and print advertising markets to automate, and we view our long-term mission, and opportunity, as the automation of all buying and selling of advertising. As more content is being delivered digitally, and with the continued shift of consumption patterns to Internet and mobile devices, television and Internet content are beginning to converge, blurring the historical distinctions between analog and print media and digital media, and requiring advertisers to consider their advertising strategies over multiple media. We believe these trends give us the opportunity to automate a portion of the larger advertising market.

Competitive Strengths

We believe the following key strengths differentiate us from our competitors and strategically position us within the digital advertising marketplace:

•

Technology Platform with Differentiated Scalability and Real Time Processing Speed. Our specially engineered hardware, our software infrastructure technology and our database enable us to process many complex calculations per transaction in milliseconds. The speed and scale of our platform provide buyers and sellers with increased market liquidity and access, optimal pricing and reduced latency, limited loss of perishable inventory, better matching and increased efficacy of advertisements.

•

Highly Evolved Machine-Learning Algorithms that Leverage Big Data. Utilizing our highly sophisticated algorithms, we are able to optimize sellers’ monetization of their inventory and to offer more sophisticated targeting options to buyers that allow them to maximize the impact of their advertising spend.

•

Dual Network Effects. As we process more volume on our automated platform, we accumulate more data, such as pricing, geographic and preference information, data on how best to optimize yield for sellers and more. This additional data helps make our machine-learning algorithms more intelligent and this leads to more effective matching between buyers and sellers. As a result, more buyers and sellers are attracted to our platform, from which we get more data, which further reinforces the network effect and thereby increases market liquidity, which benefits both buyers and sellers.

•

Direct Relationships and Integration with High Quality Sellers. Our Advertising Automation Cloud builds on our direct relationships and integration with our seller base. We believe that these direct relationships make us a critical participant in the digital advertising ecosystem, and make our solution one that would be difficult and time consuming for sellers to replicate, resulting in low seller attrition.

•

Leading User Reach and Significant Scale. According to comScore (February 2014), we reach 97% of Internet users in the United States, which establishes us as a leader in digital advertising. Our reach of over 600 million Internet users globally enables us to provide buyers with the ability to execute their largest campaigns and easily reach their target audiences.

•

Comprehensive Solution Covering All Types of Inventory and Demand. We enable sellers to offer a full range and volume of their advertising inventory through several types of transactions, including RTB, static bidding and direct orders. The availability of this wide range and volume of inventory, together with the multiple ways of purchasing, attracts a similarly wide variety of buyers, giving us access to a wider digital advertising market.

•

Scalable Business Model. As we bring buyers and sellers onto our platform, they transact in an automated fashion without additional sales and marketing efforts from us, allowing us to grow the managed revenue on our platform without a proportional increase in our sales and marketing expenses.

•

Brand Security. We believe that the rules that we establish on our platform, together with the scalability and speed of our platform, allow us to uniquely incorporate brand security for both buyers and sellers in a manner that allows them to buy and sell inventory safely despite the challenges presented by the volume of content and dynamic nature of digital advertising.

•

Independence. We believe our independent market position enables us to better serve buyers and sellers because we are not burdened with any structural conflicts arising from owning and operating digital media properties while offering advertising purchasing solutions to buyers.

Growth Strategies

Our goal is to be the leading marketplace for digital advertising and ultimately drive automation throughout the advertising industry. The core elements of that growth strategy include:

•	Growing our business with existing buyers and attracting new buyers to our platform.

•	Increasing penetration of existing sellers and attracting new sellers.

•	Enhancing our leadership position by investing in innovation and expansion.

•	Accelerating our global expansion and entering new markets.

•	Bringing automation to additional media.

Risks Affecting Us

Investing in our common stock involves significant risks. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our common stock. The occurrence of any of these risks could have a material adverse effect upon our business, financial condition or results of operations. In such case, the trading price of our common stock would likely decline, and you may lose part or all of your investment. Below is a summary of some of the principal risks we face.

•	We must grow rapidly to remain a market leader and to accomplish our strategic objectives. If we fail to grow, or fail to manage our growth effectively, our value may decline.

•

In order to meet our growth objectives, we will need to rely upon our ability to innovate, the continued adoption of our solution by buyers and sellers, the extension of the reach of our solution into evolving digital media and growth in new geographic markets.

•	Our technology development effort may be inefficient or ineffective, which may harm our ability to attract and retain buyers and sellers.

•	We must scale our technology infrastructure to support our growth and transaction volumes. If we fail to do so, we may lose buyers, sellers and revenue from transactions.

•

Our limited operating history makes it difficult to evaluate our business and prospects and may increase the risks associated with your investment; we have a history of losses and may not achieve and sustain profitability in the future.

•

The digital advertising market is relatively new and dependent on growth in various digital advertising channels, and has been highly volatile in the past. If this market develops more slowly or differently than we expect, our business, growth prospects and financial condition would be adversely affected.

•	We operate in an intensely competitive market that includes companies that have greater financial, technical and marketing resources than we do.

•

Our business depends on our ability to collect and use data to deliver advertisements, and to disclose data relating to the performance of our ads, and any limitation on the collection, use or disclosure of this data, such as limitations on the use of “cookies,” could significantly diminish the value of our services and cause us to lose sellers, buyers and revenue.

•

We depend on owners of digital media properties for advertising inventory to deliver advertising campaigns, and any decline in the supply of advertising inventory from these sellers could hurt our business.

•

Our contracts with buyers are generally not exclusive and generally do not require minimum volumes or long-term commitments. If a buyer, or group of buyers, representing a significant portion of our business decides to materially reduce the use of our solution, we could experience an immediate and significant decline in our revenue and profitability, which would harm our business.

•

Our directors, executive officers, and each of our stockholders who own greater than 5% of our outstanding common stock, in the aggregate, will beneficially own approximately 57.2% of the outstanding shares of our common stock after this offering, based on the number of shares outstanding as of March 18, 2014. As a result, these stockholders will continue to have substantial control over us after this offering and will be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions.

Corporate Information

We were incorporated in 2007 in Delaware. Our principal executive offices are located at 12181 Bluff Creek Drive, 4 th Floor, Los Angeles, CA 90094. Our telephone number is (310) 207-0272. Our website is www.rubiconproject.com. The information on, or that can be accessed through, our website is not part of this prospectus.

Reverse Stock Split

Our board of directors and stockholders approved a 1-for-2 reverse split of our common stock and a proportional adjustment to the conversion ratio of our Series A, Series B, Series C and Series D convertible preferred stock, or preferred stock, which was effected on March 18, 2014. All references to common stock, options to purchase common stock, restricted stock, share data, per share data, warrants and related information have been retroactively adjusted where applicable in this prospectus to reflect the reverse stock split of our common stock as if it had occurred at the beginning of the earliest period presented.

THE OFFERING

Common stock offered by us	5,416,796 shares

Common stock offered by the selling stockholders	1,354,199 shares

Total common stock offered	6,770,995 shares

Over-allotment option	1,015,649 shares (with all shares being offered by us)

Common stock to be outstanding after this offering	34,723,658 shares (35,739,307 shares if the underwriters exercise their option to purchase additional shares from us in full)

Use of proceeds	We expect to receive net proceeds from this offering of approximately $77.2 million (based on the midpoint of the price range set forth on the front cover of this prospectus), after deducting the underwriting discount and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, sales and marketing activities, engineering initiatives including enhancement of our solution and investment in technology and development, general and administrative expenses and capital expenditures. We also may use a portion of the net proceeds from this offering to acquire or invest in technologies, solutions or businesses that complement our business, although we have no present commitments to complete any such transactions. See “Use of Proceeds.”

Proposed New York Stock Exchange symbol	“RUBI”

The number of shares of our common stock to be outstanding after this offering is based on 26,559,750 shares of our common stock outstanding as of December 31, 2013, and excludes:

•

7,584,284 shares of common stock issuable upon exercise of stock options outstanding at December 31, 2013 that remain outstanding as of March 18, 2014, consisting of (i) 8,359,589 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2013 with a weighted average exercise price of $6.13 per share, less (ii) a reduction as of March 18, 2014 of 775,305 in the number of shares issuable upon exercise of stock options that were outstanding as of December 31, 2013 as a result of option exercises, forfeitures and cancellations, which will effectively be extinguished as of the date of the offering;

•	12,587 shares of common stock issuable upon exercise of an outstanding warrant with an exercise price of $3.11 per share as of December 31, 2013 and as of March 18, 2014;

•	546,741 shares of common stock issued upon exercise of outstanding stock options between January 1, 2014 and March 18, 2014;

•	500,000 shares of common stock issuable upon the exercise of new stock options granted between January 1, 2014 and March 18, 2014 with a weighted average exercise price of $16.22 per share;

•	2,200,371 shares of restricted stock issued between January 1, 2014 and March 18, 2014;

•	2,100,000 shares of our common stock reserved for future issuance under our 2014 Equity Incentive Plan, which takes effect upon consummation of this offering; and

•	525,000 shares of our common stock reserved for issuance under our 2014 Employee Stock Purchase Plan, which also takes effect as of the consummation of this offering.

Our 2014 Equity Incentive Plan and our 2014 Employee Stock Purchase Plan also provide for automatic annual increases in the number of shares reserved thereunder as more fully described in “Executive Compensation – Employee Benefit Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•	a 1-for-2 reverse split of our common stock and a proportional adjustment to the conversion ratio of our preferred stock that was effected on March 18, 2014;

•	the effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws in connection with the completion of this offering;

•	the automatic conversion of each outstanding share of our convertible preferred stock into one-half of a share of our Class A common stock upon completion of this offering;

•	the automatic conversion of each outstanding share of our Class B common stock into one share of our Class A common stock immediately prior to the completion of this offering;

•

the conversion of our Class A common stock (including all shares of Class A common stock issued upon conversion of our convertible preferred stock and Class B common stock as described above) into a single class of common stock upon completion of this offering;

•

the automatic conversion of an outstanding warrant exercisable for 25,174 shares of our convertible preferred stock into a warrant exercisable for 12,587 shares of common stock upon the completion of this offering;

•

the net exercise in connection with this offering of an outstanding warrant for 845,867 shares of our convertible preferred stock, resulting in the issuance of 294,610 shares of common stock upon such net exercise based upon an assumed initial public offering price of $16.00 per share (the midpoint of the price range set forth on the cover page of the prospectus) and after giving effect to surrender of shares to pay the exercise price and the conversion of the net number of shares of our convertible preferred stock to common stock (reflecting the 1-for-2 reverse stock split);

•	no exercise of outstanding options and warrants (other than as described above) subsequent to December 31, 2013; and

•	no exercise by the underwriters of their option to purchase additional shares from us.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth a summary of our consolidated historical financial and operating data for the periods indicated. The consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013, and the consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

The historical results presented below are not necessarily indicative of the results to be expected in the future. This information should be read in conjunction with “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2011	2012	2013
	(in thousands, except per share data)
Revenue	$37,059	$57,072	$83,830
Expenses:
Costs of revenue(1)	12,893	12,367	15,358
Sales and marketing(1)	17,748	20,458	25,811
Technology and development(1)	12,496	13,115	18,615
General and administrative(1)	8,926	12,331	27,926

Total expenses	52,063	58,271	87,710

Loss from operations	(15,004)	(1,199)	(3,880)
Other expense, net	269	1,029	5,122

Loss before income taxes	(15,273)	(2,228)	(9,002)
Provision for income taxes	136	134	247

Net loss	$(15,409)	$(2,362)	$(9,249)
Cumulative preferred stock dividends(2)	(4,244)	(4,255)	(4,244)

Net loss attributable to common stockholders	$(19,653)	$(6,617)	$(13,493)

Basic and diluted net loss per share attributable to common stockholders(3)(4)	$(1.95)	$(0.60)	$(1.17)

Basic and diluted weighted-average shares used to compute net loss per share attributable to common stockholders(4)	10,099	11,096	11,488

Pro forma net loss per share—basic and diluted(3)(4)			$(0.20)

Pro forma weighted-average common shares outstanding—basic and diluted(4)			25,898

(1)	Stock-based compensation expense included in our expenses was as follows:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Cost of revenue	$270	$78	$87
Sales and marketing	309	1,039	1,105
Technology and development	858	828	1,645
General and administrative	831	1,099	3,515

Total	$2,268	$3,044	$6,352

(2)	The holders of the convertible preferred stock are entitled to cumulative dividends prior and in preference to common stock. Because the holders of our convertible preferred stock are entitled to participate in dividends, net loss attributable to common stockholders is equal to net loss adjusted for cumulative preferred stock dividends for the period. Immediately upon the closing of this offering, each outstanding share of convertible preferred stock will be automatically converted into one-half of a share of our common stock and these holders will not be entitled to the cumulative dividends. See Note 11 to our consolidated financial statements for a description of our convertible preferred stock.
(3)	See Note 2 to our consolidated financial statements for a description of the method used to compute basic and diluted net loss per share attributable to common stockholders and pro forma basic and diluted net loss per share attributable to common stockholders.
(4)	All share, per-share and related information have been retroactively adjusted, where applicable, to reflect the impact of a 1-for-2 reverse stock split, including an adjustment to the preferred stock conversion ratio, which was effected on March 18, 2014.

Consolidated Balance Sheet Data

	At December 31
	2012	2013
	(in thousands)
Cash and cash equivalents	$21,616	$29,956
Accounts receivable, net	$67,335	$94,722
Property, equipment and capitalized software, net	$12,697	$15,916
Total assets	$108,014	$149,887
Debt and capital lease obligations, current and non-current	$5,215	$4,181
Total liabilities	$90,005	$133,727
Convertible preferred stock	$52,571	$52,571
Common stockholders’ deficit	$(34,562)	$(36,411)

Operational and Financial Measures

	Year Ended
	December 31, 2011	December 31, 2012	December 31, 2013

Operational Measures:
Managed revenue (in thousands)	$238,838	$338,918	$485,080
Paid impressions (in billions)	980	1,431	1,336
Average CPM	$0.24	$0.24	$0.36
Take rate	15.5%	16.8%	17.3%
Financial Measures:
Revenue (in thousands)	$37,059	$57,072	$83,830
Adjusted EBITDA (in thousands)	$(6,698)	$9,205	$11,223

Managed Revenue

Managed revenue is an operational measure that represents the advertising spending transacted on our platform, and would represent our revenue if we were to record our revenue on a gross basis instead of a net basis. Managed revenue does not represent revenue reported on a GAAP basis. We review managed revenue for internal management purposes to assess market share and scale. Many companies in our industry record revenue on a gross basis, so tracking our managed revenue allows us to compare our results to the results of those companies.

Our managed revenue is influenced by the volume and characteristics of advertising inventory transacted on our platform, or paid impressions, and pricing, expressed as cost per thousand impressions or “average CPM.”

Paid Impressions

We define a paid impression as an impression sold to an advertiser and subsequently displayed on a website or mobile application, which is transacted via our platform through either direct or indirect relationships between us and buyers and sellers or between buyers and sellers directly. We use paid impressions as one measure to assess the performance of our platform, including the effectiveness and efficiency at which buyers and sellers are trading via our platform and using our solution, and to assist us in tracking our revenue generating performance and operational efficiencies. The number of paid impressions may fluctuate based on various factors, including the number and spend of buyers using our solution, the number of sellers, their allocation of advertising inventory using our solution, our traffic control initiatives and the seasonality in our business. Because of the volatility of this metric, we believe that paid impressions are useful to review on an annual basis.

Average CPM

Pricing is generally expressed as average cost per thousand impressions, or “average CPM.” Average CPM is an operational measure that represents the average price at which paid impressions are sold. We review average CPM for internal management purposes to assess buyer spend, liquidity in the marketplace, inventory quality and integrity of our algorithms. Average CPM may be influenced by our inventory placements and demand for such inventory facilitated by our relationships with both buyers and sellers, as well as by a variety of other factors, including the precision of matching of an advertisement to an audience, changes in our algorithms, seasonality, quality of inventory provided by sellers, penetration of various channels and advertising units and changes in buyer spend levels. We expect average CPM to increase with the continued adoption of our solution by premium buyers and sellers, resulting in a higher quantity of premium advertising inventory available to advertisers. Because of the volatility of this metric, we believe that average CPM is useful to review on an annual basis. We compute average CPM by dividing managed revenue by total paid impressions and multiplying by 1,000.

Take Rate

Take rate is an operational measure that represents our share of managed revenue. We review take rate for internal management purposes to assess the development of our marketplace with buyers and sellers. Our take rate can be affected by a variety of factors, including the terms of our arrangements with buyers and sellers active on our platform in a particular period, the scale of a buyer or seller’s activity on our platform, the implementation of new products, platforms and solution features, and the overall development of the digital advertising ecosystem.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure defined by us as net loss adjusted for stock-based compensation expense, depreciation and amortization, interest (income) expense, net, change in fair value of convertible preferred stock warrant liabilities, and other income or expense, net, which mainly consists of foreign exchange gains and losses, net, certain other non-recurring income or expenses such as acquisition and related costs, and provision for income taxes. Adjusted EBITDA should not be considered as an alternative to net income, operating income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted EBITDA eliminates the impact of items that we do not consider indicative of our core operating performance. You are encouraged to evaluate these adjustments and the reason we consider them appropriate. We believe Adjusted EBITDA is useful to investors in evaluating our operating performance for the following reasons:

•

Adjusted EBITDA is widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as stock-based compensation expense, depreciation and amortization, interest (income) expense, net, change in fair value of preferred stock warrant liabilities, foreign exchange gains and losses, net, certain other non-recurring income or expenses such as acquisition and related costs, and provision for income taxes that can vary substantially from company to company depending upon their financing, capital structures and the method by which assets were acquired;

•

Our management uses Adjusted EBITDA in conjunction with GAAP financial measures for planning purposes, including the preparation of our annual operating budget, as a measure of operating performance and the effectiveness of our business strategies and in communications with our board of directors concerning our financial performance;

•	Adjusted EBITDA is sometimes used by the compensation committee of our board of directors in connection with the determination of compensation for our executive officers; and

•

Adjusted EBITDA provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations and also facilitates comparisons with other peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results.

Although Adjusted EBITDA is frequently used by investors and securities analysts in their evaluations of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under GAAP. These limitations include:

•

Depreciation and amortization are non-cash charges, and the assets being depreciated or amortized will often have to be replaced in the future; Adjusted EBITDA does not reflect any cash requirements for these replacements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs or contractual commitments;

•	Adjusted EBITDA does not reflect cash requirements for income taxes and the cash impact of other income or expense; and

•	Other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

The following table presents a reconciliation of net loss, the most comparable GAAP measure, to Adjusted EBITDA for each of the years indicated:

	Year Ended
	December 31, 2011	December 31, 2012	December 31, 2013
	(in thousands)
Financial Measure:
Net loss	$(15,409)	$(2,362)	$(9,249)
Add back (deduct):
Depreciation and amortization expense	5,538	6,857	8,438
Stock-based compensation expense	2,268	3,044	6,352
Acquisition and related items	500	503	313
Interest (income) expense, net	252	343	273
Change in fair value of preferred stock warrant liabilities	304	515	4,121
Foreign currency (gain) loss, net	216	171	728
Other income	(503)	—	—
Provision for income taxes	136	134	247

Adjusted EBITDA	$(6,698)	$9,205	$11,223

RISK FACTORS

Investing in our common stock involves a high degree of risk. These risks include, but are not limited to, those described below, each of which may be relevant to decisions regarding an investment in or ownership of our stock. You should carefully consider the risks described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before investing in our common stock. The realization of any of these risks could have a significant adverse effect on our reputation, business, financial condition, results of operations, growth, and ability to accomplish our strategic objectives. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Relating to Our Business, Growth Prospects and Operating Results

We must grow rapidly to remain a market leader and to accomplish our strategic objectives. If we fail to grow, or fail to manage our growth effectively, the value of our company may decline.

The advertising technology market is dynamic, and our success depends upon the continued adoption of advertising automation and our ability to develop innovative new technologies and solutions for the evolving needs of sellers of advertising, including websites, applications and other digital media property owners, and buyers of advertising. We also need to grow significantly to develop the market reach and scale necessary to compete effectively with large competitors. This growth depends to a significant degree upon the quality of our strategic vision and planning. The advertising market is evolving rapidly, and if we make strategic errors, there is a significant risk that we will lose our competitive position and be unable to recover and achieve our objectives. Our ability to grow requires access to, and prudent deployment of, capital for hiring, expansion of physical infrastructure to run our solution, acquisition of companies or technologies, and development and integration of supporting sales, marketing, finance, administrative, and managerial infrastructure. Further, the rapid growth we are pursuing will itself strain the organization and our ability to continue that growth and to maintain the quality of our operations. If we are not able to innovate and grow successfully, the value of the company may be adversely affected.

In order to meet our growth objectives, we will need to rely upon our ability to innovate, the continued adoption of our solution by buyers and sellers for higher value advertising inventory, the extension of the reach of our solution into evolving digital media, and growth into new geographic markets.

Historically, lower value display advertising has been the largest portion of the business transacted through our solution. Our growth plans depend upon our ability to innovate, attract buyers and sellers to our solution for purposes of buying and selling higher value inventory, expand the use of our solution by buyers and sellers utilizing other digital media platforms, including mobile and video, further increase our business in new international markets, and effectively drive the increasing automation in the advertising industry. In order to innovate successfully, we must hire, train, motivate and retain talented engineers in a competitive recruiting environment, and we must deploy them based on the development priorities we establish in light of our view of the future of our industry. In mobile, video, and other emerging digital platforms, there are competitors with a significant head start in terms of technology and buyer or seller relationships. Our business model may not translate well into higher-value advertising due to market resistance or other factors, and we may not be able to innovate successfully enough to compete effectively on new platforms, or to adapt our solution and infrastructure to international markets.

Our technology development efforts may be inefficient or ineffective, which may harm our ability to attract buyers and sellers.

Our future success will depend in part upon our ability to enhance our existing solution and to develop and introduce competing new solutions in a timely manner with features and pricing that meet changing client and market requirements. We schedule and prioritize these development efforts according to a variety of factors, including our perceptions of market trends, client requirements, and resource availability. We face intense competition in the marketplace and are confronted by rapidly changing technology, evolving industry standards and consumer needs and the frequent introduction of new solutions by our competitors that we must adapt and respond to. Our solution is complex and requires a significant investment of time and resources to develop, test, introduce into use, and enhance. These activities can take longer than we expect. We may encounter unanticipated difficulties that require us to re-direct or scale-back our efforts and we may need to modify our plans in response to changes in buyer and seller requirements, market demands, resource availability, regulatory requirements, or other factors. If development of our solution becomes significantly more expensive due to changes in regulatory requirements or industry practices, or other factors, we may find ourselves at a disadvantage to larger competitors with more resources to devote to development. These factors place significant demands upon our engineering organization, require complex planning and decision making, and can result in acceleration of some initiatives and delay of others. If we do not manage our development efforts efficiently and effectively, we may fail to produce, or timely produce, solutions that respond appropriately to the needs of buyers and sellers, and competitors may develop offerings that more successfully anticipate market evolution and address market expectations. If our solution is not responsive and competitive, buyers and sellers can be expected to shift their business to competing solutions.

We must scale our technology infrastructure to support our growth and transaction volumes. If we fail to do so, we may lose buyers, sellers and revenue from transactions.

When a user visits a website or uses an application where our technology is integrated, our technology must process a transaction for that seller and conduct an auction, often among hundreds of buyers and tens of thousands of advertiser brands, within milliseconds. Our technology must scale to process all of the advertising impressions from the collection of all of the visitors of all of the websites and applications offered on our platform combined. Additionally, for each individual advertising impression, our technology must be able to send bid requests to all of the appropriate and available buyers on our platform. It must perform these transactions end-to-end at speeds often faster than the page or application loads for the user. In short, our technology needs to processes the combined volume of every website and application and all of the buyers’ bidding technologies, which evolve over time, at speeds that are often faster than their capabilities. We must be able to continue to increase the capacity of our platform in order to support substantial increases in the number of buyers and sellers, to support an increasing variety of advertising formats and to maintain a stable service infrastructure and reliable service delivery, all to support the network effect of our solution. If we are unable to effectively increase the scale of our platform to support and manage a substantial increase in the number of transactions, as well as a substantial increase in the amount of data we process, on a cost effective basis, while also maintaining a high level of performance, the quality of our services could decline and our reputation and business could be seriously harmed. In addition, if we are not able to continue processing these transactions at fast enough speeds or if we are unable to support emerging advertising formats or services preferred by advertisers, we may be unable to obtain new buyers or sellers, we may lose existing buyers or sellers or we could lose revenue from failure to process transactions in a timely manner, any of which could cause our revenue to decline. We expect to continue to invest in our platform in order to meet increasing demand. Such investment may negatively affect our profitability and results of operations.

We have a history of losses and may not achieve and sustain profitability in the future.

We incurred net losses of $15.4 million, $2.4 million and $9.2 million, during the years ended December 31, 2011, 2012 and 2013, respectively. As of December 31, 2013, we had an accumulated deficit of $62.0 million. We may not be able to sustain the revenue growth we have experienced in recent periods, and revenue may decrease due to competitive pressures, maturation of our business or other factors. Our expenses have increased with our revenue growth, primarily due to substantial investments in our business during 2012 and 2013. You should not consider our historical revenue growth as indicative of our future performance. We expect our expenses to continue to increase substantially in the foreseeable future as we continue to expand our business, including by hiring engineering, sales, marketing and related support employees in existing and new territories, investing in our technology and developing additional digital media platforms, such as mobile and video.

Accordingly, we may not be able to achieve or sustain profitability in the future. If our revenue growth declines or our expenses exceed expectations, our financial performance will be adversely affected.

Our limited operating history makes it difficult to evaluate our business and prospects and may increase the risks associated with your investment.

We were incorporated in 2007 and consequently have only a limited operating history upon which our business and future prospects may be evaluated. We may not be able to sustain the rate of growth we have achieved to date, or even maintain our current revenue levels. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly evolving industries, including challenges related to recruiting; allocating and making effective use of our limited resources; achieving market acceptance of our existing and future solutions; competing against companies with greater financial and technical resources; integrating, motivating, and retaining qualified employees; developing relationships with buyers and sellers; developing new solutions; and establishing and maintaining our corporate infrastructure, including internal controls relating to our financial and information technology systems. We must improve our current operational infrastructure and technology to support significant growth and to respond to the evolution of our market and competitors’ developments. Our business prospects depend in large part on our ability to:

•	build and maintain our reputation for innovation and solutions that meet the evolving needs of buyers and sellers;

•	distinguish ourselves from the wide variety of solutions available in our industry;

•	maintain and expand our relationships with buyers and sellers;

•	respond to evolving industry standards and government regulations that impact our business, particularly in the areas of data collection and consumer privacy;

•	prevent or otherwise mitigate failures or breaches of security or privacy;

•	attract, hire, integrate and retain qualified employees;

•	effectively execute upon our international expansion plans;

•	maintain our cloud-based technology solution continuously without interruption 24 hours a day, seven days a week; and

•	anticipate and respond to varying product life cycles, regularly enhance our existing advertising solutions and introduce new advertising solutions on a timely basis.

There is no assurance that we will meet these and other challenges, and failure to meet one or more of these objectives or otherwise adequately address the risks and difficulties that we face will have an adverse effect on our business and may result in revenue loss and inability to sustain profitability or achieve further growth.

Our operating results may fluctuate significantly depending upon various factors, which could make our future operating results difficult to predict and cause our operating results to fall below analysts’ and investors’ expectations.

Our operating results are difficult to predict due to a number of factors, particularly because we generally do not have long-term arrangements with buyers or sellers. We have from time to time experienced significant variations in revenue and operating results from period to period. Our operating results may continue to fluctuate and be difficult to predict due to a number of factors, including:

•	seasonality in demand for digital advertising;

•	changes in pricing of advertising inventory or pricing for our solution and our competitors’ offerings;

•	the addition or loss of buyers or sellers;

•	changes in the advertising strategies or budgets or financial condition of advertisers;

•	the performance of our technology and the cost, timeliness and results of our technology innovation efforts;

•

advertising technology and digital media industry conditions and the overall demand for advertising, or changes and uncertainty in the regulatory environment for us or buyers or sellers, including with respect to privacy regulation;

•	the introduction of new technologies or service offerings by our competitors and market acceptance of such technologies or services;

•

our level of expenses, including investment required to support our technology development, scale our technology infrastructure and business expansion efforts, including acquisitions, hiring and capital expenditures, or expenses related to litigation;

•	the impact of changes in our stock price on valuation of stock-based compensation, warrants or other instruments that are marked to market;

•

the effect of our efforts to maintain the quality of transactions on our platform, including the blocking of non-human inventory and traffic, which could cause a reduction in our revenue if there are fewer transactions consummated through our platform even though the overall quality of the transactions may have improved;

•	the effectiveness of our financial and information technology infrastructure and controls; and

•	changes in accounting policies and principles and the significant judgments and estimates made by management in the application of these policies and principles.

Because significant portions of our expenses are relatively fixed, variation in our quarterly revenue could cause significant variations in operating results and resulting stock price volatility from quarter to quarter. Our business has evolved significantly since our founding, and we expect the business to continue to evolve rapidly. Accordingly, period-to-period comparisons of our historical results of operations are not necessarily meaningful, and historical operating results may not be indicative of future performance. If our revenue or operating results fall below the expectations of investors or securities analysts, or below any guidance we may provide to the market, the price of our common stock could decline substantially.

Our revenue and operating results are highly dependent on the overall demand for advertising. Factors that affect the amount of advertising spending, such as economic downturns, particularly in the fourth quarter of our fiscal year, can make it difficult to predict our revenue and could adversely affect our business.

Our business depends on the overall demand for advertising and on the economic health of our current and prospective sellers and advertisers. If advertisers reduce their overall advertising spending, our revenue and results of operations are directly affected. Many advertisers devote a disproportionate amount of their advertising budgets to the fourth quarter of the calendar year to coincide with increased holiday purchasing, and buyers may spend more in the fourth quarter for budget reasons. As a result, if any events occur to reduce the amount of advertising spending during the fourth quarter, or reduce the amount of inventory available to advertisers during that period, it could have a disproportionate adverse effect on our revenue and operating results for that fiscal year. Economic downturns or instability in political or market conditions generally may cause current or new advertisers to reduce their advertising budgets. Reductions in inventory due to loss of sellers would make our solution less robust and attractive to buyers. Adverse economic conditions and general uncertainty about economic recovery are likely to affect our business prospects. In particular, uncertainty regarding the budget crisis in the United States may cause general business conditions in the United States and elsewhere to deteriorate or become volatile, which could cause advertisers to delay, decrease or cancel purchases of our solution, and expose us to increased credit risk on advertiser orders. Moreover, any changes in the favorable tax treatment of advertising expenses and the deductibility thereof would likely cause a reduction in advertising demand. In addition, concerns over the sovereign debt situation in certain countries in the European Union as well as continued geopolitical turmoil in many parts of the world have and may continue to put pressure on global economic conditions, which could lead to reduced spending on advertising.

Seasonal fluctuations in digital advertising activity, which may historically have been less apparent due to our historical revenue growth, could adversely affect our cash flows and operating results.

Our managed revenue, revenue, cash flow from operations, operating results and other key operating and financial measures may vary from quarter to quarter due to the seasonal nature of advertiser spending. For example, many advertisers devote a disproportionate amount of their advertising budgets to the fourth quarter of the calendar year to coincide with increased holiday purchasing. Moreover, advertising inventory in the fourth quarter may be more expensive due to increased demand for advertising inventory. Seasonal fluctuations historically have been less apparent due to our historical revenue growth, but if our growth rate declines or seasonal spending becomes more pronounced, seasonality could result in material fluctuations of our revenue, cash flow, operating results and other key operating and financial measures from period to period.

Our corporate culture has contributed to our success, and if we cannot successfully maintain our culture as we assimilate new employees, we could lose the innovation, creativity and teamwork fostered by our culture.

We are undergoing rapid growth, including in our employee headcount. As of December 31, 2013, we had 344 employees, including 160 who were hired in 2013. A significant portion of our management team joined us in 2013. We expect that significant additional hiring will be necessary to support our strategic plans, including increased hiring in other countries. We have in the past added significant numbers of employees through acquisitions, and we may continue to do so. This rapid influx of large numbers of people from different business backgrounds may make it difficult for us to maintain our corporate culture. We believe our culture has contributed significantly to our ability to attract and retain talent, to acquire companies and to innovate and grow successfully. If our culture is negatively affected, our ability to support our growth and innovation may diminish.

Risks Related to the Advertising Technology Industry, Market and Competition

The digital advertising market is relatively new and dependent on growth in various digital advertising channels. If this market develops more slowly or differently than we expect, our business, growth prospects and financial condition would be adversely affected.

The digital advertising market is relatively new and our solution may not achieve or sustain high levels of demand and market acceptance. While display advertising has been used successfully for many years, marketing via new digital advertising channels, such as mobile and social media and digital video advertising, is not as well established. The future growth of our business could be constrained by the level of acceptance and expansion of emerging digital advertising channels, as well as the continued use and growth of existing channels, such as digital display advertising, in which our capabilities are more established. In addition, as we push for the expansion and adoption of increased automation in the advertising industry, it will be important for the success of any such expansion for personnel at buyers and sellers to adopt our solution in lieu of their traditional use of manual operations for order placement. It is difficult to predict adoption rates, demand for our solution, the future growth rate and size of the digital advertising solutions market or the entry of competitive solutions. Any expansion of the market for digital advertising solutions depends on a number of factors, including the growth of the digital advertising market, the growth of social, mobile and video as advertising channels and the cost, performance and perceived value associated with digital advertising solutions. If demand for digital display advertising and adoption of automation does not continue to grow, or if digital advertising solutions or advertising automation do not achieve widespread adoption, or there is a reduction in demand for digital advertising caused by weakening economic conditions, decreases in corporate spending or otherwise, or if we fail to develop capabilities to meet the needs of buyers and sellers of mobile and video advertising, our competitive position will be weakened and our revenue and results of operations could be harmed.

We operate in an intensely competitive market that includes companies that have greater financial, technical and marketing resources than we do.

We face intense competition in the marketplace. We are confronted by rapidly changing technology, evolving user needs and the frequent introduction by our competitors of new and enhanced solutions. We compete for advertising spending against competitors, including Google, who, in some cases, are also buyers on our platform. We also compete for supply of advertising inventory against a variety of competitors, including Google. Some of our existing and potential competitors are better established, benefit from greater name recognition, and have significantly more financial, technical, sales, and marketing resources than we do. In addition, some competitors, particularly those with a more diversified revenue base, may have greater flexibility than we do to compete aggressively on the basis of price and other contract terms. Some buyers that use our solution have their own relationships with sellers and can directly connect advertisers with sellers. Our business may suffer to the extent that buyers and sellers purchase and sell advertising inventory directly from one another or through intermediaries other than us. In addition, as a result of solutions introduced by us or our competitors in the rapidly evolving and fluid advertising market, our marketplace will experience disruptions and changes in business models, which may result in our loss of buyers or sellers. New competitors may emerge through acquisitions or through development of disruptive technologies. Strong and evolving competition could lead to a loss of our market share or compel us to reduce our prices and could make it more difficult to grow our business profitably.

We anticipate continued consolidation in the advertising technology industry, increasing the capabilities and competitive posture of larger companies and enabling new competitors to emerge. Many buyers and sellers are large consolidated organizations that may need to acquire other companies in order to grow. Smaller buyers and sellers may need to consolidate in order to compete effectively. There is a finite number of large buyers and sellers in our target markets, and as technology continues to improve and market factors continue to compel investment by others in the business, market saturation may change the competitive landscape in favor of larger competitors with greater scale. Moreover, any consolidation of buyers or sellers may give the resulting enterprises greater bargaining power or result in the loss of buyers and sellers that use our platform, and thus reduce our potential base of buyers and sellers, each of which would lead to erosion of our revenue.

Our business depends on our ability to collect and use data to deliver advertisements, and to disclose data relating to the performance of advertisements. Any limitation imposed on our collection, use or disclosure of this data could significantly diminish the value of our solution and cause us to lose sellers, buyers and revenue.

When advertisements are placed through our solution, we are able to collect anonymous information about the placement of the advertisement and the interaction of the device user with the advertisement, such as whether the user visited a landing page or watched a video. We are also able to collect information about pricing of advertisements, historical clearing prices, bid responses, what types of advertisements are allowed on a particular website, which websites a buyer prefers, what ad formats are available to be served, advertisement size and location, where a user is located, how many advertisements has the user seen, browser or device information and sellers’ proprietary data about users. As we collect and aggregate this data provided by trillions of advertising impressions, we analyze it in order to facilitate optimization of the pricing, placement and scheduling of advertisements purchased by buyers across the advertising inventory provided by sellers.

Sellers or Internet users might decide not to allow us to collect some or all of the data we collect or might limit our use of it. For example, a seller might not agree to provide us with data generated by interactions with the content on its applications, or device users might not consent to share their information about device usage. Any limitation on our ability to collect data about user behavior and interaction with content could make it more difficult for us to deliver effective solutions that meet the needs of sellers and advertisers. This in turn could hurt our revenue and impair our business.

Although our contracts with sellers generally permit us to aggregate data from advertising placements, sellers in the future may prohibit the collection or use of this data or request that we discontinue using data obtained from their transactions that has already been aggregated with other data. It would be difficult, if not impossible, and costly to comply with these requests. Interruptions, failures or defects in our data collection, mining, analysis and storage systems, as well as privacy concerns and regulatory obligations regarding the collection, use and processing of data, could also limit our ability to aggregate and analyze the data from transactions effected through our solution. Restrictions or limitations on our use of data could reduce the utility and value of our solution, resulting in loss of volume and reduced pricing.

If the use of “third party cookies” is restricted or otherwise subject to unfavorable regulation, our performance may decline and we may lose advertisers and revenue.

We use “cookies,” or small text files, to gather data to enable our solution to be more effective. Cookies that we place are generally regarded as “third party cookies” because they are placed on individual browsers when Internet users visit a website owned by a seller, advertiser or other first party that has given us permission to place cookies. These cookies are placed through an Internet browser on an Internet user’s computer and correspond with a data set that we keep on our servers. Our cookies record non-personal information, such as when an Internet user views an advertisement, clicks on an advertisement, where a user is located, how many advertisements the user has seen and browser or device information. We may also receive information from cookies placed by advertisers or other parties who give us permission to use their cookies. We use data from cookies to help buyers decide whether to bid on, and how to price, an opportunity to place an advertisement in a certain location, at a given time, in front of a particular Internet user. Without cookie data, transactions occurring through our solution would be executed with less insight into activity that has taken place through an Internet user’s browser, reducing the ability of buyers to make accurate decisions about which inventory to purchase for an advertiser’s campaign. This could make placement of advertising through our solution less valuable, with commensurate reduction in pricing. In addition to cookies, we sometimes place pixels on seller websites to track data regarding users’ visits to such websites. We may use such information internally to optimize our services, and may provide such data, or analyses based on such data, to buyers or sellers as part of our services. If sellers restrict our ability to place such pixels on their websites, or if the use of such tracking mechanisms is restricted by laws in the future, it may diminish the value of our services.

In addition, in the European Union, or EU, Directive 2009/136/EC, commonly referred to as the “Cookie Directive,” directs EU member states to ensure that accessing information on an Internet user’s computer, such as through a cookie, is allowed only if the Internet user has given his or her consent. In response, some member states have adopted and implemented, and may continue to adopt and implement legislation that negatively impacts the use of cookies for digital advertising.

Limitations on the use or effectiveness of cookies, whether imposed by regulation or otherwise, may impact the performance of our solution. We may be required to, or otherwise may determine that it is advisable to, develop or obtain additional applications and technologies to compensate for the lack of cookie data, which may require substantial investment on our part. However, we may not be able to develop or implement additional applications that compensate for the lack of cookie data. Moreover, even if we are able to do so, such additional applications may be subject to further regulation, time consuming to develop or costly to obtain, and less effective than our current use of cookies.

Prominent sellers have announced plans to replace cookies with alternative mechanisms, and if cookies are discontinued in favor of proprietary tracking mechanisms, our costs to develop alternatives could increase, our ability to optimize advertisements may suffer, and we may be placed at a competitive disadvantage to others that utilize proprietary user tracking mechanisms.

Google and Microsoft have announced intentions to discontinue the use and deployment of cookies, and to develop alternative methods and mechanisms for tracking web users. There are also reports that other prominent web sellers, such as Amazon, Facebook, and Apple, are also developing alternative web tracking technologies to displace the use of cookies. These alternative mechanisms have not been described in technical detail, and have not been announced with any specific stated time line. It is possible that these companies may rely on proprietary algorithms or statistical methods to track web users without the deployment of cookies, or may utilize log-in credentials entered by users into other web properties owned by these companies, such as their digital email services, to track web usage without deploying third party cookies. Alternatively, such companies may build alternative and potentially proprietary user tracking methods into their widely-used web browsers.

If cookies are effectively replaced by proprietary alternatives, any continued attempt by us to use cookie-based methods may face negative consumer sentiment and otherwise place us at a competitive disadvantage. If cookies are replaced, in whole or in part, by proprietary alternatives, we would need to develop alternative proprietary tracking methodologies, which would require substantial investment from us, or which may not be commercially feasible given our relatively small size and the fact that development of such technologies may require technical skills that differ from our core engineering competencies. If we find that the development of alternative tracking methodologies is not feasible, we may be effectively obligated to license proprietary tracking mechanisms and data from companies that have developed them, which also compete with us as advertising networks, and we may only be able to obtain such licenses on economically and operationally unfavorable terms. If such proprietary web tracking standards are owned by companies that compete with us they may be unwilling to make such technology available to us. Further, if such proprietary web tracking standards are owned by sellers or browser operators that have access to user information by virtue of their popular consumer-oriented websites or browsers and have the technology designed for use in conjunction with the types of user information collected from their websites, we may still be at a competitive disadvantage even if we license their technology.

If cookies are effectively replaced by tracking technologies that are adopted as open industry-wide standards rather than proprietary standards, we may still incur substantial costs to replace cookie-based tracking mechanisms with these new tracking technologies. This may impose substantial re-engineering costs, and may also diminish the quality or value of our services to advertisers, if such new web-tracking technologies do not provide us with the quality or timeliness of the tracking data that we currently generate from cookies.

If the use of “third party cookies” or digital advertising generally is rejected by Internet users, our performance may decline and we may lose advertisers and revenue.

Cookies may easily be deleted or blocked by Internet users. All of the most commonly used Internet browsers (Chrome, Firefox, Internet Explorer, and Safari) allow Internet users to modify their browser settings to prevent first party or third party cookies from being accepted by their browsers. Most browsers also now support temporary privacy modes that allow the user to suspend, with a single click, the placement of new cookies or reading or updates of existing cookies. Internet users can also delete cookies from their computers at any time. Some Internet users also download free or paid “ad blocking” software that prevents third party cookies from being stored on a user’s computer. If more Internet users adopt these ad blocking settings, utilize privacy modes when browsing seller websites, or delete their cookies more frequently than they currently do, our business could be harmed. In addition, the Safari browser blocks third party cookies by default, as do Apple’s iPad and iPhones. Many applications and other devices offer paid subscriptions or other paid downloads to users who do not wish to receive advertisements. The browser manufacturer, Mozilla, which publishes Firefox, recently announced an intention to block third party cookies by default in the next iteration of the Firefox browser. Mobile devices based upon the Android operating system use cookies only in their web browser applications, so that cookies do not track Android users while they are using other applications on the device. As a consequence, fewer of our cookies or sellers’ cookies may be set in browsers or accessible in mobile devices, which adversely affects our business.

“Do Not Track” options in web browsers, as well as emerging government disclosure obligations and other potential regulations, could negatively impact our business by limiting our access to the anonymous user data that informs the advertising campaigns transacted through our solution, and as a result may degrade our performance for our advertisers or sellers.

Current versions of the most widely used web browsers such as Chrome, Firefox, Internet Explorer and Safari allow users to send “Do Not Track” messages, whereby users indicate that they do not wish to have their web usage tracked. However, there are currently no definitions of “tracking” and no standards regarding how to respond to a “Do Not Track” preference that are accepted or standardized in the industry. The World Wide Web Consortium chartered a “Tracking Protection Working Group” in 2011 to convene a multi-stakeholder group of academics, thought leaders, companies, industry groups and consumer advocacy organizations, to create a voluntary “Do Not Track” standard for the web, but this effort appears to be disbanding, without having agreed upon a standard. The Federal Trade Commission, or FTC, has previously stated that it will pursue a legislative solution if the industry does not agree to a standard.

Effective January 1, 2014, amendments to the California Online Privacy Protection Act of 2003, California Business and Professional Code § 22575 et seq., require operators of websites or online services to disclose how the operator responds to “Do Not Track” signals regarding the collection of personally identifiable information about an individual consumer’s online activities over time and across third-party Web sites or online services, as well as to disclose whether third parties may collect personally identifiable information about an individual consumer’s online activities over time and across different Web sites or online services. It is possible that other states could adopt legislation similar to California’s. The “Do-Not-Track Online Act of 2013” was introduced in the United States Senate in February 2013, and it is possible that the federal government may adopt Do Not Track legislation. We may be subject to disclosure requirements such as California’s, and while we do not collect data that is traditionally considered personally identifiable information in the United States, we may nonetheless elect to respond by adopting a policy to discontinue profiling or web tracking in response to “Do Not Track” requests, and it is possible that we could in the future be prohibited from using non-personal consumer data by industry standards or state or federal legislation, which may diminish our ability to optimize and target advertisements, and the value of our services.

Legislation and regulation of digital businesses, including privacy and data protection regimes, could create unexpected additional costs, subject us to enforcement actions for compliance failures, or cause us to change our technology solution or business model, which may have an adverse effect on the demand for our solution.

In the course of our business, we collect, store, transmit, and use information (including geo-location information) related to computing and communications devices (mobile and stationary), user activity on devices, and advertisements placed through our solution. U.S. and foreign governments have enacted or are considering legislation related to digital advertising and we expect to see an increase in legislation and regulation related to digital advertising, the use of geo-location data to inform advertising, the collection and use of anonymous Internet user data and unique device identifiers, such as IP address or mobile unique device identifiers, and other data protection and privacy regulation. Such legislation could affect the costs of doing business online, and may adversely affect the demand for or effectiveness and value of our solution.

We strive to comply with all applicable laws and regulations relating to privacy and data collection, processing, use and disclosure, but these laws and regulations are continually evolving, not always clear, and not always consistent across the jurisdictions in which we do business. We are aware of several ongoing lawsuits filed against companies in the digital advertising industry alleging various violations of consumer protection and computer crime laws, asserting various privacy-related theories. Any such proceedings brought against us could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, adversely affect the demand for our services and ultimately result in the imposition of monetary liability or restrictions on our ability to conduct our business. We may also be contractually liable to indemnify and hold harmless buyers or sellers from the costs or consequences of litigation resulting from using our services or from the disclosure of confidential information, which could damage our reputation among our current and potential sellers, buyers or advertisers, require significant expenditures of capital and other resources and cause us to lose business and revenue.

A wide variety of local, state, national and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer and other processing of data collected from and about consumers and devices, and the regulatory framework for privacy issues is evolving worldwide. Various government and consumer agencies and public advocacy groups have called for new regulation and changes in industry practices,

including some directed at the digital advertising industry in particular. Some of our competitors may have more access to lobbyists or governmental officials and may use such access to effect statutory or regulatory changes in a manner to commercially harm us while favoring their solutions. It is possible that new laws and regulations will be adopted in the United States and internationally, or existing laws and regulations may be interpreted in new ways, that would affect our business, particularly with regard to collection or use of data to target advertisements and communication with consumers through mobile devices and/or using location and the collection of data from apps and websites that are targeted to children. The U.S. government, including the FTC and the Department of Commerce, has announced that it is reviewing the need for greater regulation of the collection of consumer information, including regulation aimed at restricting some targeted advertising practices. The FTC has also adopted revisions to the Children’s Online Privacy Protection Act that expand liability for the collection of information (including certain anonymous information such as persistent identifiers) by operators of websites and other online services that are directed to children or that otherwise use information collected from or about children. In addition, the European Union has adopted the EU e-Privacy Directive and is in the process of proposing reforms to its existing data protection legal framework, which may result in a greater compliance burden for us in the course of delivering our solution in Europe. Complying with any new regulatory requirements could force us to incur substantial costs or require us to change our business practices in a manner that could reduce our revenue or compromise our ability to effectively pursue our growth strategy.

We take measures to protect the security of information that we collect, use and disclose in the operation of our business, and to offer certain privacy protections with respect to such information, but such measures may not always be effective. Our failure to comply with applicable laws and regulations or industry standards applicable to personal data or other data relating to consumers, or to protect such data, could result in enforcement action against us, including fines, imprisonment of our officers and public censure, claims for damages by consumers and other affected individuals, damage to our reputation and loss of goodwill. Even the perception of concerns relating to our collection, use, disclosure, and retention of data, including our security measures applicable to the data we collect, whether or not valid, may harm our reputation and inhibit adoption of our solution by current and future buyers and sellers.

The European Parliament is considering revocation of the EU—U.S. Safe Harbor Framework, under which personal data of EU residents may be transferred to the United States, and this revocation, if implemented, could hamper our plans to expand our business in Europe.

The use and transfer of personal data in EU member states is currently governed under Directive 95/46/EC (which is commonly referred to as the Data Protection Directive) as well as legislation adopted in the member states to implement the Data Protection Directive. The transfer of what is deemed to be personal data of EU subjects is currently permitted under a process agreed to by the EU and the United States known as the EU—U.S. Safe Harbor Framework, pursuant to which U.S. businesses commit to treat the personal data of EU residents in accordance with privacy principles promulgated by the Data Protection Directive, and may self-certify their compliance with the Safe Harbor Framework. The EU is currently considering adoption of a General Data Protection Regulation, to supersede the Data Protection Directive, and a European Parliament Inquiry has recently indicated that it will recommend suspension of the Safe Harbor Framework as part of the General Data Protection Regulation. Meanwhile, the European Commission recently published its analysis of the Safe Harbor Framework and concluded that it should be revised to include greater transparency and active enforcement. If restrictions are adopted by the EU that prohibit the transfer of our data regarding EU subjects to our computer servers in the U.S., we may have to create duplicative, and potentially expensive, information technology infrastructure and business operations in Europe, which may hinder our expansion plans in Europe, or render such plans commercially infeasible.

Changes to the definition of personal information or personal data, as well as jurisdictional variances regarding what constitutes personal information or personal data, may require us to change our business practices, which may inhibit our ability to conduct our business.

Although we do not collect data that is traditionally considered personal data in the United States, such as names, email addresses, addresses, phone numbers, social security numbers, credit card numbers, financial or health data in the ordinary course of providing our solution (except to the limited extent personal data is voluntarily submitted by a user with knowledge and consent through our website), we typically do collect and store IP addresses, geo-location information, and other device identifiers that are or may be considered personal data in some jurisdictions or otherwise may be the subject of legislation or regulation. For example, the EU generally regards IP addresses as personal data.

Evolving definitions of personal data, within the EU, the United States and elsewhere, especially relating to the classification of IP addresses, machine or device identifiers, location data and other such information, may cause us in the future to change our business practices, diminish the quality of our data and the value of our solution, and hamper our ability to expand our offerings into the EU or other jurisdictions outside of the United States.

If mobile connected devices or any other devices, their operating systems, Internet browsers or content distribution channels, including those controlled by our competitors, develop in ways that prevent advertisements from being delivered to their users, our ability to grow our business will be impaired.

Our success in the mobile channel depends upon the ability of our technology solution to provide advertising for most mobile connected devices, as well as the major operating systems or Internet browsers that run on them and the thousands of applications that are downloaded onto them. The design of mobile devices and operating systems or Internet browsers is controlled by third parties with whom we do not have any formal relationships. These parties frequently introduce new devices, and from time to time they may introduce new operating systems or Internet browsers or modify existing ones. Network carriers may also impact the ability to access specified content on mobile devices. If our solution is unable to work on these devices, operating systems or Internet browsers, either because of technological constraints or because a maker of these devices or developer of these operating systems or Internet browsers wished to impair our ability to provide advertisements on them or our ability to fulfill advertising inventory from developers whose applications are distributed through their controlled channels, our ability to generate revenue could be significantly harmed.

Changes in tax laws affecting us and other market participants could have a material adverse effect on our business.

U.S. legislative proposals have been made that, if enacted, would limit or delay the deductibility of advertising costs for U.S. federal income tax purposes. Any such proposals, if enacted, will likely cause advertisers to reduce their advertising spending in order to mitigate or offset any loss resulting from a change in the tax treatment of such costs. Accordingly, any such changes would likely have a negative impact on the advertising industry and us by reducing the aggregate amount of money spent on advertising.

U.S. legislation has also been proposed that would limit the ability to defer taxation for U.S. federal income tax purposes of earnings outside the United States until those earnings are repatriated. Any changes in the taxation of our non-U.S. earnings could increase our tax expense and harm our financial position and results of operations.

We generally do not have privity with Internet users who view advertisements that we place, and we may not be able to disclaim liabilities from such Internet users or consumers.

Advertisements on websites, applications and other digital media properties of sellers purchased through our solution are viewed by Internet users visiting these digital media properties. Sellers often have terms of use in place with their users that disclaim or limit their potential liabilities to such users, or pursuant to which users waive rights to bring class-actions against the sellers. Certain of our competing advertisement networks are also prominent sellers, and may be able to include protections in their website terms of use that also limit liability to users for their advertising services. We generally do not have terms of use in place with such users. As a consequence, we generally cannot disclaim or limit potential liabilities to such users through terms of use, which may expose us to greater liabilities than competing advertising networks that are also prominent sellers.

Changes in market standards applicable to our solution could require us to incur substantial additional development costs.

Market forces, competitors’ initiatives, regulatory authorities, industry organizations, seller integration revisions and security protocols are causing the emergence of demands and standards that are or could be applicable to our solution. For example, in 2013, changes to the Children’s Online Privacy Protection Act required us to change our system to stop user tracking on some seller websites. In addition, German law required us to make engineering changes to stop tracking IP addresses in that country. Consensus or law on a “do not track” standard could require us to stop tracking of many Internet users. Similar dynamics are evolving in international markets.

We expect compliance with these kinds of standards to become increasingly important to buyers and sellers, and conforming to these standards is expected to consume a substantial and increasing portion of our development resources. If our solution is not consistent with emerging standards, our market position and sales could be impaired. If we make the wrong decisions about compliance with these standards, or are late in conforming, or if despite our efforts our solution fails to conform, our offerings will be at a disadvantage in the market to the offerings of competitors who have complied.

Failure to comply with industry self-regulation could harm our brand, reputation and our business.

In addition to compliance with government regulations, we voluntarily participate in trade associations and industry self-regulatory groups that promulgate best practices or codes of conduct addressing privacy and the provision of Internet advertising. For example, we have undertaken to comply with the Network Advertising Initiative’s Code of Conduct and the Digital Advertising Alliance’s Self-Regulatory Principles for Online Behavioral Advertising in the United States, as well as similar self-regulatory principles in Europe adopted by the Interactive Advertising Bureau—Europe and the European Digital Advertising Alliance. On our website, we offer Internet users the ability to opt out of receiving interest-based advertisements based on a cookie we place. However, in the past, some of these guidelines have not comported with our business practices, making them difficult for us to implement. If we encounter difficulties in the future, or our opt-out mechanisms fail to work as designed, or if Internet users misunderstand our technology or our commitments with respect to these principles, we may, as a result, be subject to investigation and litigation by governmental authorities, self-regulatory bodies or other accountability groups, buyers, sellers, or other private parties, in addition to experiencing negative publicity. Any such action against us could be costly and time consuming, require us to change our business practices, cause us to divert management’s attention and our resources, and be damaging to our reputation and our business. In addition, we could be adversely affected by new or altered self-regulatory guidelines that are inconsistent with our practices or in conflict with applicable laws and regulations in the United States and other countries where we do business. As a result of such inconsistencies or conflicts, or other business or legal considerations, we may choose not to comply with some self-regulatory guidelines. If we fail to abide by or are perceived as not operating in accordance with applicable laws and regulations and industry best practices or any industry guidelines or codes with regard to privacy or the provision of Internet advertising, our reputation may suffer and we could lose relationships with buyers and sellers.

The forecasts of market growth, as described in this prospectus, may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, we cannot assure you our business will grow at similar rates, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. The forecasts in this prospectus relating to the expected growth in the digital advertising market and parts of that market (including display, mobile and digital video advertising), as well as the forecasted trend towards automation of analog and print advertising markets may prove to be inaccurate. Moreover, the anticipation that the advertising industry will continue to shift from analog and print media to digital advertising at the rate forecasted or the anticipation of the shift in advertising spending from analog to digital may not come to fruition. Further, we may not succeed in our plans to enter or increase our presence in various markets for various reasons, including possible shortfall or misallocation of resources or superior technology development or marketing by competitors.

Risks Related to Our Relationships with Buyers and Sellers and Other Strategic Relationships

We depend on owners of digital media properties for advertising inventory to deliver advertisers’ advertising campaigns, and any decline in the supply of advertising inventory from these sellers could hurt our business.

We depend on digital media properties to provide us with advertising inventory within their websites and applications. The sellers that supply their advertising inventory to us typically do so on a non-exclusive basis and are not required to provide any minimum amounts of advertising inventory to us, or provide us with a consistent supply of advertising inventory. Sellers may seek to change the terms at which they offer inventory to us, or they may elect to make advertising inventory available to our competitors who offer advertisements to them on more favorable economic terms. Supply of advertising inventory is also limited for some sellers, such as special sites or new technologies, and sellers may request higher prices, fixed price arrangements or guarantees. In addition, sellers sometimes place significant restrictions on the sale of their advertising inventory. These restrictions may include restrictive security requirements, prohibit advertisements from specific advertisers or specific industries, or restrict the use of specified creative content or format. In addition, sellers or competitors could pressure us to increase the prices for inventory, which may reduce our operating margins, or otherwise block our access to that inventory, without which we would be unable to deliver advertisements using our solution.

If sellers decide not to make advertising inventory available to us, decide to increase the price of inventory, or place significant restrictions on the sale of their advertising inventory, we may not be able to replace this with inventory from other sellers that satisfies our requirements in a timely and cost-effective manner. In addition, significant sellers in the industry may enter into exclusivity arrangements with our competitors, which could limit our access to a meaningful supply of advertising inventory. If any of this happens, the value of our solution to buyers could decrease and our revenue could decline or our cost of acquiring inventory could increase, lowering our operating margins.

Our contracts with buyers are generally not exclusive and generally do not require minimum volumes or long-term commitments. If a buyer, or group of buyers, representing a significant portion of our business decides to materially reduce the use of our solution we could experience an immediate and significant decline in our revenue and profitability and harm our business.

Generally, buyers conduct business with our competitors as well as with us, and are not obligated to provide us with any minimum volumes of business. Most of our business with buyers originates pursuant to “insertion orders,” which are often limited in scope and can be reduced or canceled by the buyer without penalty. Accordingly, our business is highly vulnerable to changes in the macro environment and development of new or more compelling offerings by our competitors, which could reduce business generally or motivate buyers to migrate to competitors’ offerings. Further, if our relationship with a buyer becomes strained due to service failures or other reasons, it is very easy for that buyer to reduce or terminate its business with us. Because we do not have long-term contracts, our future revenue may be difficult to predict and there is no assurance that our current buyers will continue to use our solution or that we will be able to replace lost buyers with new ones. Additionally, if we overestimate future usage, we may incur additional expenses in adding infrastructure, without a commensurate increase in revenue, which would harm our profitability and other operating results. If a buyer or group of buyers representing a significant portion of our business decides to materially reduce use of our solution, it could cause an immediate and significant decline in our revenue and profitability and harm our business.

Loss of business associated with large buyers or sellers could have significant negative impact on our results of operations and overall financial condition.

Certain large buyers and sellers have accounted for and will continue to account for a disproportionate share of business transacted through our solution. Consequently, the retention of large buyers and sellers is important to our operating results as well as the robustness of our exchange. Our contracts with buyers and sellers generally do not provide for any minimum volumes or may be terminated on relatively short notice. Buyer and seller needs and plans can change quickly, and buyers or sellers may reduce volumes or terminate their arrangements with us for a variety of reasons, including financial issues or other changes in circumstances, new offerings by or strategic relationships with our competitors, change in control (including consolidations through mergers and acquisitions), or declining general economic conditions (including those resulting from dissolutions of companies). Technical issues could also cause a decline in spending. The number of large media buyers in the market is finite, and it could be difficult for us to replace revenue loss from any buyers whose relationships with us diminish or terminate. Similarly, it could be difficult for us to replace inventory loss from any large sellers whose relationships with us diminish or terminate. Just as growth in our inventory strengthens buyer activity in a network effect, loss of inventory or buyers could have the opposite effect. Loss of revenue from significant buyers or failure to collect accounts receivable, whether as a result of buyer payment default, contract termination, or other factors, or significant reductions in inventory, could have a significant negative impact on our results of operation and overall financial condition.

We rely on buyers to use our solution to purchase advertising on behalf of advertisers. Such buyers may have or develop high-risk credit profiles, which may result in credit risk to us.

Our revenue is generated from advertising spending transacted over our platform using our technology solution. We invoice and collect from the buyer the full purchase price for impressions they have purchased, retain our fees, and remit the balance to the sellers. However, in some cases, we may be required to pay sellers for impressions delivered even if we are unable to collect from the buyer of those impressions. There can be no assurances that we will not experience bad debt in the future. Any such write-offs for bad debt could have a materially negative effect on our results of operations for the periods in which the write-offs occur.

Our sales efforts with buyers and sellers may require significant time and expense.

Attracting new buyers and sellers and increasing our business with existing buyers and sellers involves substantial time and expense, and we may not be successful in establishing new relationships or in maintaining or advancing our current relationships. We may spend substantial time and effort educating buyers and sellers about our offerings, including providing demonstrations and comparisons against other available solutions. This process can be costly and time-consuming, and is complicated by us having to spend time integrating our solution with software of buyers and sellers. Because our solution may be less familiar in some markets outside the United States, the time and expense involved with attracting, educating and integrating new markets may be even greater in other markets. If we are not successful in targeting, supporting and streamlining our sales processes, our ability to grow our business may be adversely affected.

If we are unable to maintain or expand our sales and marketing capabilities, we may not be able to generate anticipated revenue.

Increasing our base of buyers and sellers and achieving broader market acceptance of our solution will depend to a significant extent on our ability to expand our sales and marketing operations and activities. We are substantially dependent on our sales force to obtain new buyers and sellers and to drive sales to our existing buyers. We currently plan to expand our sales team in order to increase revenue from new and existing buyers and sellers and to further penetrate our existing markets and expand into new markets, such as mobile, digital video and international markets. Our solution requires a sophisticated sales force with specific sales skills and specialized technical knowledge that takes time to develop. Competition for qualified sales personnel is intense, and we may not be able to retain our existing sales personnel or attract, integrate or retain sufficient highly qualified sales personnel. In particular, it may be difficult to find qualified sales personnel in international markets, or sales personnel with experience in emerging segments of the market, such as mobile and digital video. Our ability to achieve revenue growth in the future will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of sales personnel. These new employees require significant training and experience before they achieve full productivity. We estimate that it takes approximately six months before a newly hired domestic sales representative is fully trained and productive in selling our solution, and often longer in the case of foreign sales representatives and sales personnel focused on new geographies or specific market segments. As a result, the cost of hiring and carrying new representatives cannot be offset by the revenue they produce for a significant period of time. Our recent hires and planned hires may not become productive as quickly as we would like, and we may not be able to hire or retain sufficient numbers of qualified individuals in the markets where we do business. Our business will be seriously harmed if these expansion efforts do not generate a corresponding significant increase in revenue.

Legal claims resulting from the actions of buyers or sellers could expose us to liabilities, damage our reputation, and be costly to defend.

The buyers and sellers engaging in transactions through our platform impose various requirements upon each other, and they and the underlying advertisers are subject to regulatory requirements by governments and standards bodies applicable to their activities. We assume responsibility for satisfying or facilitating the satisfaction of some of these requirements through the contracts we enter into with buyers and sellers. In addition, we may have responsibility for some acts or omissions of buyers or sellers transacting business through our solution under applicable laws or regulations or as a result of common law duties, even if we have not assumed responsibility contractually. These responsibilities could expose us to significant liabilities, perhaps without the ability to impose effective mitigating controls upon or to recover from buyers and sellers. Moreover, for those third parties who are both a buyer and seller on our platform, it is feasible that they could use our platform to buy and sell advertisements in an effort to inflate their own revenue. While we do not believe we would have legal liability in connection with such a scheme, we could still nevertheless be subject to litigation as a result of such actions, and, if we were sued, we would incur legal costs in our defense and cannot guarantee that a court would not attribute some liability to us.

We generally attempt to obtain representations from buyers that the advertising they place through our solution complies with applicable laws and regulations and does not violate third-party intellectual property rights, and from sellers about the quality and characteristics of the impressions they provide. We also generally receive representations from buyers and sellers about their privacy practices and compliance with applicable laws and regulations, including their maintenance of adequate privacy policies that disclose and permit our data collection practices. However, we are not always able to verify or control their compliance with their obligations under their agreements with or to consumers or other third parties, and the acts or omissions of sellers, buyers or advertisers may subject us to regulatory action, legal claims, and liability that would be difficult and costly to defend and expose us to significant costs and reputational harm. We may not have adequate indemnity to protect us against, and our policies of insurance may not cover such claims and losses.

Our business relationships expose us to risk of substantial liability for contract breach, violation of laws and regulations, intellectual property infringement and other losses, and our contractual indemnities and limitations of liability may not protect us adequately.

Our agreements with sellers, buyers, and other third parties typically obligate us to provide indemnity and defense for losses resulting from claims of intellectual property infringement, damages to property or persons, business losses, or other liabilities. Generally these indemnity and defense obligations relate to our own business operations, obligations, and acts or omissions. However, under some circumstances, we agree to indemnify and defend contract counterparties against losses resulting from their own business operations, obligations, and acts or omissions, or the business operations, obligations, and acts or omissions of third parties. For example, because our business interposes us between buyers and sellers in various ways, buyers often require us to indemnify them against acts and omissions of sellers, and sellers often require us to indemnify them against acts and omissions of buyers. In addition, our agreements with sellers, buyers, and other third parties typically include provisions limiting our liability to the counterparty, and the counterparty’s liability to us. These limits sometimes do not apply to certain liabilities, including indemnity obligations. These indemnity and limitation of liability provisions generally survive termination or expiration of the agreements in which they appear.

We have limited ability to control acts and omissions of buyers and sellers or other third parties that could trigger our indemnity obligations, and our policies of insurance may not cover us for acts and omissions of others. We attempt to obtain indemnity from buyers and sellers (as well as other third parties), to protect us in case we become liable for their acts and omissions, but because we contract with many buyers and sellers and those contracts are individually negotiated with different scopes of indemnity and different limits of liability, it is possible that in any case our obligation to provide indemnity for the acts or omissions of a third party such as a buyer or seller may exceed what we are able to recover from that party. Further, contractual limits on our liability may not apply to our indemnity obligations, contractual limits on our counterparties’ liability may limit what we can recover from them, and contract counterparties may be unable to meet their obligations to indemnify and defend us as a result of insolvency or other factors. Large indemnity obligations, or obligations to third parties not adequately covered by the indemnity obligations of our contract counterparties, could expose us to significant costs.

In addition to the effects on indemnity described above, the limitation of liability provisions in our contracts may, depending upon the circumstances, be too high to protect us from significant liability for our own acts or omissions, or so low as to prevent us from recovering fully for the acts or omissions of our counterparties.

Our solution relies on third-party open source software components. Failure to comply with the terms of the underlying open source software licenses could expose us to liabilities, and the combination of certain open source software with code that we develop could compromise the proprietary nature of our solution.

Our solution utilizes software licensed to us by third-party authors under “open source” licenses. The use of open source software may entail greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar solutions with lower development effort and time and ultimately put us at a competitive disadvantage.

Although we monitor our use of open source software in an effort to avoid subjecting our products to conditions we do not intend, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on us. Moreover, we cannot guarantee that our processes for controlling our use of open source software will be effective. If we are held to have breached the terms of an open source software license, we could be required to seek licenses from third parties to continue operating using our solution on terms that are not economically feasible, to re-engineer our solution or the supporting computational infrastructure to discontinue use of certain code, or to make generally available, in source code form, portions of our proprietary code.

Risks Relating to Our Operations

Real or perceived errors or failures in the operation of our solution could damage our reputation and impair our sales.

Our solution processes more than 2.5 million peak queries per second and approximately 3 trillion bid requests per month and must operate without interruption to support the needs of sellers and buyers. Because our software is complex, undetected errors and failures may occur, especially when new versions or updates are made to our software or network infrastructure or changes are made to sellers’ or buyers’ software interfacing with our solution. Errors or bugs in our software, faulty algorithms, technical or infrastructure problems, or updates to our systems could lead to an inability to process data to place advertisements or price inventory effectively, or cause advertisements to display improperly or be placed in proximity to inappropriate content.

Despite testing by us, errors or bugs in our software have in the past, and may in the future, not be found until the software is in our live operating environment. For example, changes to our solution have in the past caused errors in the reporting and analytics applications for buyers, resulting in delays in their spending on our platform. Errors or failures in our solution, even if caused by the implementation of changes by buyers or sellers to their systems, could also result in negative publicity, damage to our reputation, loss of or delay in market acceptance of our solution, increased costs or loss of revenue, loss of competitive position or claims by advertisers for losses sustained by them.

We may make errors in the measurement of transactions conducted through our solution, causing discrepancies with the measurements of buyers and sellers, which can lead to a lack in confidence in us and require us to reduce our fees or provide refunds to buyers and sellers. Alleviating problems resulting from errors in our software could require significant expenditures of capital and other resources and could cause interruptions, delays or the cessation of our business.

Various risks could interrupt access to our network infrastructure or data, exposing us to significant costs and other liabilities.

Our revenue depends on the technological ability of our solution to deliver and measure advertising impressions, and the operation of our exchange and our ability to place impressions depend on the continuing and uninterrupted performance of our IT systems. Our platform operates on our data processing equipment that is housed in third-party commercial data centers that we do not control. In addition, our systems interact with systems of buyers and sellers and their contractors. All of these facilities and systems are vulnerable to interruption and/or damage from a number of sources, many of which are beyond our control, including, without limitation: (i) power loss, loss of adequate cooling and telecommunications failures; (ii) fire, flood, earthquake, hurricane and other natural disasters; (iii) software and hardware errors, failures or crashes; (iv) financial insolvency; and (v) computer viruses, hacking, terrorism, and similar disruptive problems. In particular, intentional cyber-attacks present a serious issue because of the difficulty associated with prevention and remediation of intentional attacks and sabotage, and because they can be used to steal confidential or proprietary data from us or our users. Further, because our Los Angeles headquarters and San Francisco office and our California and Japan data center sites are in seismically active areas, earthquakes present a particularly serious risk of business disruption. These vulnerabilities may increase with the complexity and scope of our systems and their interactions with buyer and seller systems.

We attempt to mitigate these risks to our business through various means, including redundant infrastructure, disaster recovery plans, separate test systems and change control and system security measures, but our precautions may not protect against all problems, and our ability to mitigate risks to related third-party systems is limited. In addition, we rely to a significant degree upon security and business continuity measures of our data center operators, which may be ineffective. Our disaster recovery and business continuity plans rely upon third-party providers of related services, and if those vendors fail us, we could be unable to meet the needs of buyers and sellers. Any steps we take to increase the reliability and redundancy of our systems may be expensive and may not be successful in preventing system failures. Inaccessibility of our data would have a significant adverse effect upon the operation of our solution. Any failures with our solution or delays in the execution of transactions through our system may result in the loss of advertising placements on impressions and, as a result, the loss of revenue. Our facilities would be costly to repair or replace, and any such efforts would likely require substantial time.

Buyers may perceive any technical disruption or failure in the performance of advertisements on seller’s digital media properties to be attributable to us, and our reputation could similarly suffer, or buyers may seek to avoid payment or demand future credits for disruptions or failures, any of which could harm our business and results of operations. If we are unable to operate our exchange and deliver advertising impressions successfully, our ability to attract potential buyers and sellers and retain and expand business with existing buyers and sellers could be harmed and our business, financial condition and operating results could be adversely affected.

Malfunction or failure of our systems, or other systems that interact with our systems, could disrupt our operations and negatively impact our business and results of operations to a level in excess of any applicable business interruption insurance. Interruption in the operation of our solution would result in a loss of revenue and potential liability to buyers and sellers, and any significant instances of system downtime could negatively affect our reputation and ability to sell our solution.

Any breach of confidential data in our possession could expose us to significant expense and liabilities and harm our reputation.

We must maintain facility and systems security measures to preserve the confidentiality of certain data belonging or related to sellers and buyers and their clients that is transmitted through or stored on our systems or is otherwise in our possession. Additionally, we maintain our own confidential information, and confidential information received from other third parties, in our facilities and systems. We take steps to protect the security, integrity, and confidentiality of this data, but there is no guarantee that inadvertent or unauthorized use or disclosure will not occur or that third parties will not gain unauthorized access to this data despite our efforts. Security breaches, computer malware and computer hacking attacks may occur on our systems or those of our information technology vendors in the future. Any security breach with respect to this information, whether caused by hacking, the inadvertent transmission of computer viruses or other harmful software code, or otherwise, could result in the unauthorized disclosure, misuse, or loss of information, legal claims and litigation, indemnity obligations, regulatory fines and penalties, contractual obligations and liabilities, other liabilities, and significant costs for remediation and re-engineering to prevent future occurrences. In addition, if our security measures or those of our vendors are breached or unauthorized access to consumer data otherwise occurs, our solution may be perceived as not being secure, and sellers and buyers may reduce or cease the use of our solution. Additionally, buyers and sellers typically have security measures in place, but we typically do not have means for controlling the adequacy or efficacy of their security measures.

Despite our security measures, and those of buyers and sellers, we are subject to ongoing threats and, therefore, these security measures may be breached as a result of employee error, failure to implement appropriate processes and procedures, malfeasance, third-party action, including cyber-attacks or other international misconduct by computer hackers or otherwise. This could result in third parties obtaining unauthorized access to sellers’ or advertisers’ data or our data, including personally identifiable information, intellectual property and other confidential business information. Third parties may also attempt to fraudulently induce employees into disclosing sensitive information such as user names, passwords or other information in order to gain access to our advertisers’ data or our data, including intellectual property and other confidential business information.

Because techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative or mitigation measures. Though it is difficult to determine what harm may directly result from any specific interruption or breach, any failure to maintain performance, reliability, security and availability of our network infrastructure or otherwise to maintain the confidentiality, security, and integrity of data that we store or otherwise maintain may harm our reputation and our relationships with advertisers and sellers or harm our ability to retain and attract new buyers and sellers. Any of these could harm our business, financial condition and results of operations.

If any such unauthorized disclosure or access does occur, we may be required to notify buyers and sellers or those persons whose information was improperly used, disclosed or accessed. We may also be subject to claims of breach of contract for such use or disclosure, investigation and penalties by regulatory authorities and potential claims by persons whose information was improperly used or disclosed. The unauthorized use or disclosure of information in our control may result in the termination of one or more of our commercial relationships or a reduction in the confidence of buyers, sellers, or Internet users and usage of our solution. We may also be subject to litigation and regulatory action alleging the improper use, transmission or storage of confidential information, which could damage our reputation among our current and potential buyers, sellers, or Internet users, require significant expenditures of capital and other resources and cause us to lose business and revenue.

Failure to maintain the brand security features of our solution could harm our reputation and expose us to liabilities.

Advertising is bought and sold through our solution in automated transactions that occur in milliseconds. It is important to sellers that the advertising placed on their media be of high quality, consistent with applicable seller standards, not conflict with existing seller arrangements, and compliant with applicable legal and regulatory requirements. It is important to buyers that their advertisements are placed on appropriate media, in proximity with appropriate content, that the impressions for which they are charged are legitimate, and that their advertising campaigns yield their desired results. We use various measures, including proprietary technology, in an effort to store, manage and process rules set by buyers and sellers and to ensure the quality and integrity of the results delivered to sellers and advertisers through our solution. If we fail to properly implement or honor rules established by buyers and sellers, improper advertisements may be placed through our platform, which can result in harm to our reputation as well as the need to pay refunds and other potential legal liabilities.

If we fail to detect fraud or other actions that impact advertisement performance, sellers, advertisers or buyers could lose confidence in our solution, which would cause our business to suffer. If we terminate relationships with sellers as a result of our screening efforts, our volume of paid impressions may decline.

We have in the past, and may in the future, be subject to fraudulent and malicious activities undertaking by persons seeking to use our platform to divert or artificially inflate the purchases by buyers through our platform. Examples of such activities include the use of bots, or other automated or manual mechanisms to generate fraudulent impressions that are delivered through our platform, which could overstate the performance of advertising impressions. We use proprietary technology to identify non-human inventory and traffic. During the year ended December 31, 2013, as a result of our screening and detection efforts, we terminated relationships with over 50 sellers that appeared to be engaging in such activities, resulting in fewer paid impressions in the year than would have otherwise occurred. Because buyers will frequently re-allocate campaigns to other sellers, it is difficult to measure the precise impact on paid impressions and revenue from the loss of these sellers. Although we assess the quality and performance of advertising on sellers’ digital media properties, it may be difficult to detect fraudulent or malicious activity because we do not own content and we rely in part on sellers for controls with respect to such activity. Further, perpetrators of fraudulent impressions change their tactics and may become more sophisticated, requiring us to improve over time our processes for assessing the quality of seller’s inventory and controlling fraudulent activity. If fraudulent or other malicious activity is perpetrated by others, and we fail to detect or prevent it, the affected advertisers may experience or perceive a reduced return on their investment resulting in dissatisfaction with our solution, refusals to pay, refund demands or loss of confidence of buyers or sellers or withdrawal of future business. We could experience similar consequences if inventory sold through our platform is not be viewable by the consumer for technical or other reasons.

Any acquisitions we undertake may disrupt our business, adversely affect operations, and dilute stockholders.

Acquisitions have been an important element of our business strategy, and we have completed four acquisitions in the last four years. We may continue to pursue acquisitions in an effort to increase revenue, expand our market position, add to our technological capabilities, respond to dynamic market conditions, or for other strategic or financial purposes. Historically, our acquisitions have been to acquire talent and technological capabilities. In the future, there is no assurance that we will identify suitable acquisition candidates or complete any acquisitions on favorable terms, or at all. Further, any acquisitions we do complete would involve a number of risks, including the following:

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The identification, acquisition and integration of acquired businesses require substantial attention from management. The diversion of management’s attention and any difficulties encountered in the transition process could hurt our business.

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The identification, acquisition and integration of acquired businesses requires significant investment, including to harmonize service offerings, expand management capabilities and market presence, and improve or increase development efforts and technology features and functions.

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The anticipated benefits from the acquisition may not be achieved, including as a result of loss of customers or personnel of the target, other difficulties in supporting and transitioning the target’s customers, the inability to realize expected synergies from an acquisition or negative culture effects arising from the integration of new personnel.

•	We may face difficulties in integrating the technologies, solutions, operations, and existing contracts of the acquired business.

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We may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired company, technology, or solution, including issues related to intellectual property, solution quality or architecture, regulatory compliance practices, revenue recognition or other accounting practices or employee or customer issues.

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To pay for future acquisitions, we could issue additional shares of our common stock or pay cash. Issuance of shares would dilute stockholders. Use of cash reserves could diminish our ability to respond to other opportunities or challenges. Borrowing to fund cash purchase price would result in increased fixed obligations and could also include covenants or other restrictions that would impair our ability to manage our operations.

•	Acquisitions expose us to the risk of assumed known and unknown liabilities for which indemnity obligations, escrow arrangements or insurance are not available or not sufficient to provide coverage.

•	New business acquisitions can generate significant intangible assets that result in substantial related amortization charges and possible impairments.

If we fail to attract, motivate, train, and retain highly qualified engineering, marketing, sales and management personnel, our ability to execute our business strategy could be impaired.

We rely to a significant degree upon our founder, Chief Executive Officer and Chief Product Architect, Frank Addante; our President, Gregory R. Raifman; and our Chief Operating Officer and Chief Financial Officer, Todd Tappin, for their strategic vision, industry knowledge, management execution, and leadership. The loss of any of them would have a significant adverse effect upon our business.

In addition, our success depends significantly upon our ability to recruit, train, motivate, and retain key technology, engineering, sales and management personnel. We are a technology-driven company and the innovation and delivery of complex solutions at massive scale upon which our success depends are technological and engineering problems. It is imperative that we have highly skilled mathematicians, computer scientists, engineers and engineering management, and appropriately qualified personnel can be difficult to recruit and retain. In addition, as we execute on our international expansion strategy, we will encounter staffing challenges that are unique to a particular country or region, such as recruiting and retaining qualified personnel in foreign countries and difficulty managing such personnel and integrating them into our culture. Skilled and experienced management is critical to our ability to execute against our strategic vision and maintain our performance through the growth and change we anticipate. For certain of our employees, including our CEO, all or a significant portion of their equity ownership is vested. As a result, it may be more difficult, and require additional equity awards, for us to continue to retain and motivate these persons.

Competition for employees with experience in our industry can be intense, particularly in California, New York, and London, where our operations and the operations of other digital media companies are concentrated and where other technology companies compete for management and engineering talent. Other employers may be able to provide better compensation, more diverse opportunities, and better chances for career advancement.

None of our founders or other key employees has an employment agreement for a specific term, and any of our employees may terminate his or her employment with us at any time.

It can be difficult, time-consuming, and expensive to recruit personnel with the combination of skills and attributes required to execute our business strategy, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. New hires require significant training and it may take significant time before they achieve full productivity. As a result, we may incur significant costs to attract and retain employees, including significant expenditures related to salaries and benefits and compensation expenses related to equity awards, and we may lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training. Moreover, new employees may not be or become as productive as we expect, and we may face challenges in adequately or appropriately integrating them into our workforce and culture. In addition, as we move into new geographies, we will need to attract and recruit skilled employees in those areas. We have little experience with recruiting in geographies outside of the United States, and may face additional challenges in attracting, integrating and retaining international employees.

Even if we are successful in hiring qualified new employees, we may be subject to allegations that we have improperly solicited such employees while they remained employed by our competitors, that such employees have improperly solicited other colleagues of theirs employed by the same competitors, or that such employees have divulged proprietary or other confidential information to us in violation of their agreements with such competitors.

Our proprietary rights may be difficult to enforce, which could enable others to copy or use aspects of our solution without compensating us, thereby eroding our competitive advantages and harming our business.

Our success depends, in part, on our ability to protect proprietary methods and technologies that we develop or otherwise acquire, so that we can prevent others from using our inventions and proprietary information. If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology, and our business might be adversely affected. We rely on trademark, copyright, trade secret laws, confidentiality procedures and contractual provisions to protect our proprietary methods and technologies. Our patent strategy is still in its early stages and, while we have three issued patents, six pending U.S. patent applications and three pending patent applications in other jurisdictions, valid patents may not be issued from our pending applications, and the claims of our issued patents or the claims eventually allowed on any pending applications may not be sufficiently broad to protect our technology or offerings and services. Any issued patents may be challenged, invalidated or circumvented, and any rights granted under these patents may not actually provide adequate defensive protection or competitive advantages to us. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Additional uncertainty may result from changes to intellectual property legislation enacted in the United States, including the recent America Invents Act, and other national governments and from interpretations of the intellectual property laws of the United States and other countries by applicable courts and agencies. Accordingly, despite our efforts, we may be unable to obtain adequate patent protection, or to prevent third parties from infringing upon or misappropriating our intellectual property.

Unauthorized parties may attempt to copy aspects of our technology or obtain and use information that we regard as proprietary. We generally enter into confidentiality and/or license agreements with our employees, consultants, vendors and advertisers, and generally limit access to and distribution of our proprietary information. However, we cannot assure you that any steps taken by us will prevent misappropriation of our technology and proprietary information or infringement of our intellectual property rights. Policing unauthorized use of our technology and intellectual property is difficult. Effective trade secret, copyright, trademark, domain name and patent protection are expensive to develop and maintain, both in terms of obtaining and maintaining such rights as well as the costs of defending our rights. We may be required to protect our intellectual property in an increasing number of jurisdictions, a process that is expensive and may not be successful or which we may not pursue in every location. We may, over time, increase our investment in protecting our intellectual property through additional patent filings which could be expensive and time-consuming. Our competitors and others could attempt to capitalize on our brand recognition by using domain names or business names similar to ours, and we may be unable to prevent third parties from acquiring or using domain names and other trademarks that infringe on, are similar to, or otherwise decrease the value of our brands, trademarks or service marks. In addition, the laws of some foreign countries may not be as protective of intellectual property rights as those of the United States, and mechanisms for enforcement of our proprietary rights in such countries may be inadequate. Also, despite the steps we have taken to protect our proprietary rights, it may be possible for unauthorized third parties to copy or reverse engineer aspects of our technology or otherwise obtain and use information that we regard as proprietary, or to develop technologies similar or superior to our technology or design around our proprietary rights.

From time to time, legal action by us may be necessary or appropriate to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement. Such litigation could result in substantial costs and the diversion of limited resources and could negatively affect our business, operating results and financial condition. If we are unable to protect our proprietary rights (including aspects of our technology solution) we may find ourselves at a competitive disadvantage to others who have not incurred the same level of expense, time and effort to create and protect their technology and intellectual property.

We may be subject to intellectual property rights claims by third parties, which are costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies and intellectual property.

The digital advertising industry is characterized by the existence of large numbers of patents, copyrights, trademarks, trade secrets and other intellectual property and proprietary rights. Companies in this industry are often required to defend against litigation claims that are based on allegations of infringement or other violations of intellectual property rights. Our technologies may not be able to withstand any third-party claims or rights against their use.

Third parties may assert claims of infringement or misappropriation of intellectual property rights in proprietary technology against us or against buyers for which we may be liable or have an indemnification obligation. We cannot assure you that we are not infringing or violating any third-party intellectual property rights. From time to time, we or buyers and sellers may be subject to legal proceedings relating to our solution or underlying technology and the intellectual property rights of others, particularly as we expand the complexity and scope of our business. As a result of disclosure of information in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties.

Regardless of whether claims that we are infringing patents or infringing or misappropriating other intellectual property rights have any merit, these claims are time-consuming and costly to evaluate and defend, and can impose a significant burden on management and employees. The outcome of any litigation is inherently uncertain, and we may receive unfavorable interim or preliminary rulings in the course of litigation. There can be no assurances that favorable final outcomes will be obtained in all cases. We may decide to settle lawsuits and disputes on terms that are unfavorable to us. Some of our competitors have substantially greater resources than we do and are able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could.

Although third parties may offer a license to their technology or intellectual property, the terms of any offered license may not be acceptable and the failure to obtain a license or the costs associated with any license could cause our business, results of operations or financial condition to be materially and adversely affected. In addition, some licenses may be non-exclusive, and therefore our competitors may have access to the same technology or intellectual property licensed to us. Alternatively, we may be required to develop non-infringing technology or to make other changes, such as to our branding, which could require significant effort and expense and ultimately may not be successful. Furthermore, a successful claimant could secure a judgment or we may agree to a settlement that prevents us from distributing certain products or performing certain services or that requires us to pay substantial damages, including treble damages if we are found to have willfully infringed such claimant’s patents or copyrights, royalties or other fees. Claims of intellectual property infringement or misappropriation also could result in injunctive relief against us, or otherwise result in delays or stoppages in providing all or certain aspects of our solution. Any of the foregoing could adversely affect our relationships with current or future buyers and sellers.

We are subject to government regulations concerning our employees, including wage-hour laws and taxes.

We are subject to applicable rules and regulations relating to our relationship with our employees, including health benefits, unemployment and similar taxes, overtime and working conditions, immigration status and classification of employee benefits for tax purposes. Legislated increases in additional labor cost components, such as employee benefit costs, workers’ compensation insurance rates, compliance costs and fines, as well as the cost of litigation in connection with these regulations, would increase our labor costs. Moreover, we are subject to various laws and regulations in federal, state and foreign jurisdictions that impose varying rules and obligations on us with respect to the classification of employee benefits for income tax and other purposes and that require us to report and/or withhold in respect of such items. In addition, many employers nationally have been subject to actions brought by governmental agencies and private individuals under wage-hour laws on a variety of claims, such as improper classification of workers as exempt from overtime pay requirements and failure to pay overtime wages properly, with such actions sometimes brought as class actions, and these actions can result in material liabilities and expenses. Should we be subject to employment litigation, such as actions involving wage-hour, overtime, break and working time, it may distract our management from business matters and result in increased labor costs.

Risks Related to Our International Business Strategy

Our international operations and expansion plans require increased expenditures and impose additional risks and compliance imperatives, and failure successfully to execute our international plans will adversely affect our growth and operating results.

We have numerous operations outside of the United Sates, and we expect our international operations to contribute significantly to our future growth. While we currently conduct business in Northern Europe, Australia and Japan, our expansion plans are also focused on the rest of Asia, Brazil and other Latin American countries, and other countries in Europe. However, our experience operating outside the United States is still limited, and our international employees currently represent a modest portion of our headcount. Achievement of our international objectives will require a significant amount of attention from our management, finance, analytics, operations, sales and engineering teams, as well as significant investment in developing the technology infrastructure necessary to deliver our solution and establishing sales, delivery, support, and administrative capabilities in the countries where we operate. Attracting new buyers and sellers outside the United States may require more time and expense than in the United States, in part due to the need to educate such buyers and sellers about our solution, and we may not be successful in establishing and maintaining these relationships. In addition, our international operations will require us to develop and administer our internal controls and legal and compliance practices in countries with different cultural norms and different business practices than the United States.

International operations also impose risks and challenges in addition to those faced in the United States, including management of a distributed workforce; the need to adapt our offering to satisfy local requirements and standards; laws and business practices that may favor local competitors; longer accounts receivable payment cycles and other collection difficulties; the effect of global and regional recessions and economic and political instability; potentially adverse tax consequences in the United States and abroad; staffing challenges, including difficulty in recruiting and retaining qualified personnel as well as managing such a diversity in personnel; reduced or ineffective protection of our intellectual property rights in some countries; and costs and restrictions affecting the repatriation of funds to the United States.

One or more of these requirements and risks may make our international operations more difficult and expensive or less successful than we expect, and may preclude us from operating in some markets. There is no assurance that our international expansion efforts will be successful, and we may not generate sufficient revenue or margins from international business to cover our expenses or contribute to growth.

Operating in multiple countries requires us to comply with different legal and regulatory requirements.

Our international operations subject us to laws and regulations of multiple jurisdictions, as well as U.S. laws governing international operations. These various laws and regulations are often evolving and sometimes conflict. For example, the Foreign Corrupt Practices Act, or FCPA, and comparable foreign laws and regulations (including the U.K. Bribery Act) prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. and other business entities for the purpose of obtaining or retaining business. Other laws and regulations prohibit bribery of private parties and other forms of corruption. As we expand our international operations, there is some risk of unauthorized payment or offers of payment or other inappropriate conduct by one of our employees, consultants, agents or other contractors, which could constitute a violation of by us various laws including the FCPA, even though such parties are not always subject to our control. Safeguards we implement to discourage these practices may prove to be less than effective and violations of the FCPA and other laws may result in severe criminal or civil sanctions, or other liabilities or proceedings against us, including class action law suits and enforcement actions from the SEC, Department of Justice and international regulators. Other laws applicable to our international business include local employment, tax, privacy, data security, and intellectual property protection laws and regulations. In some cases, buyers and sellers operating in non-U.S. markets may impose additional requirements on our non-U.S. business in efforts to comply with their interpretation of their own or our legal obligations. These requirements may differ significantly from the requirements applicable to our business in the United States and may require engineering and other costly resources to accommodate. As these laws continue to evolve and we expand to more jurisdictions, compliance will become more complex and expensive, and the risk of non-compliance will increase.

Compliance with complex foreign and U.S. laws and regulations that apply to our international operations increases our cost of doing business abroad, and violation of these laws or regulations may interfere with our ability to offer our solution competitively in one or more countries, expose us or our employees to fines and penalties, and result in the limitation or prohibition of our conduct of business.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

Our operations are subject to U.S. export controls, specifically the Export Administration Regulations, or EAR, and economic sanctions enforced by the Office of Foreign Assets Control. These regulations provide that encryption technology may be exported outside of the United States only with the required export authorizations, including by license, license exception or other appropriate government authorizations, which may require the filing of an encryption registration and classification request. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments, and persons targeted by U.S. sanctions. We incorporate encryption technology into the servers that operate our solution. As a result of locating some servers in data centers outside of the United States, we may have exported encryption technology prior to obtaining the required export authorizations and/or submitting the required requests, including a classification request and/or request for an encryption registration number, resulting in a possible inadvertent violation of U.S. export control laws. As a result, in January 2014, we filed a Voluntary Self Disclosure with the U.S. Department of Commerce’s Bureau of Industry and Security, or BIS, concerning these potential violations. While the potential penalties for violations of the EAR include a monetary fine of up to $250,000 or twice the value of the transaction, whichever is greater, per violation and/or a denial of export privileges under the EAR, we do not expect a penalty to be assessed against us in connection with our Voluntary Self Disclosure and, if one is assessed, we do not expect it to be material.

In addition, various countries regulate the import of certain encryption technology, including through import permit and license requirements, and have enacted laws that could limit our ability to deploy our technology or could limit our customers’ ability to use our solution in those countries. Changes in our technology or changes in export and import regulations may create delays in the introduction of our solution or the deployment of our technology in international markets, prevent our customers with international operations from using our solution globally or, in some cases, prevent the export or import of our technology to certain countries, governments or persons altogether. Any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our solution by, or in our decreased ability to export our technology to, international markets. Any decreased use of our solution or limitation on our ability to export our technology or sell our solution would likely adversely affect our business, financial condition and results of operations.

Fluctuations in the exchange rates of foreign currencies could result in currency transaction losses that negatively impact our financial results.

We currently have transactions denominated in U.S. Dollars, British Pounds, Euros, Australian Dollars, Swedish Kronas, Danish Krones, Norwegian Krones, Brazilian Reals and Japanese Yen and may, in the future, have sales denominated in the currencies of additional countries in which we establish or have established sales offices. In addition, we incur a portion of our expenses in many of these same currencies, as well as other currencies, and to the extent we need to convert U.S. Dollars or a different foreign currency to pay expenses, we are exposed to unfavorable changes in exchange rates and added transaction costs. We expect international sales and transactions to become an increasingly important part of our business. Such sales and transactions may be subject to unexpected regulatory requirements and other barriers. Any fluctuation in the exchange rates of these foreign currencies may negatively impact our business, financial condition and results of operations. We have not previously engaged in foreign currency hedging. If we decide to hedge our foreign currency exposure, we may not be able to hedge effectively due to lack of experience, unreasonable costs or illiquid markets. In addition, those activities may be limited in the protection they provide us from foreign currency fluctuations and can themselves result in losses.

Risks Related to Our Internal Controls and Finances

We have identified certain material weaknesses in our internal control over financial reporting. Failure to maintain effective internal controls could cause our investors to lose confidence in us and adversely affect the market price of our common stock. If our internal controls are not effective, we may not be able to accurately report our financial results or prevent fraud.

Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we maintain internal control over financial reporting that meets applicable standards. We may err in the design or operation of our controls, and all internal control systems, no matter how well designed and operated, can provide only reasonable assurance that the objectives of the control system are met. Because there are inherent limitations in all control systems, there can be no absolute assurance that all control issues have been or will be detected. If we are unable, or are perceived as unable, to produce reliable financial reports due to internal control deficiencies, investors could lose confidence in our reported financial information and operating results, which could result in a negative market reaction.

Following our initial public offering, we will be required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. We will need to disclose any material weaknesses identified by our management in our internal control over financial reporting, and, when we are no longer an “emerging growth company,” we will need to provide a statement that our independent registered public accounting firm has issued an opinion on our internal control over financial reporting, provided that our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the Securities and Exchange Commission, or SEC, following the later of the date we are deemed to be an “accelerated filer” or a “large accelerated filer,” each as defined in the Securities Exchange Act of 1934, as amended, or the Exchange Act, or the date we are no longer an “emerging growth company,” as defined in the Jumpstart Our Businesses Act of 2012, or the JOBS Act.

We have identified certain material weaknesses in our internal controls resulting from:

•	a historical lack of qualified personnel within our accounting function that possessed an appropriate level of expertise to perform certain functions;

•	absence of formalized and documented policies and procedures;

•	absence of appropriate review and oversight responsibilities;

•	lack of an effective and timely financial close process;

•	lack of general information technology controls over financially significant applications, including inadequate segregation of duties; and

•	lack of regular evaluations of the effectiveness of internal controls over financial reporting.

While we have designed and implemented, or expect to implement, measures that we believe address these control weaknesses, we continue to develop our internal controls, processes and reporting systems by, among other things, hiring qualified personnel with expertise to perform specific functions, implementing software systems to manage our revenue and expenses and to allow us to budget, undertaking multi-year financial planning and analyses and designing and implementing improved processes and internal controls, including ongoing senior management review and audit committee oversight. We commenced measures to remediate the identified material weaknesses during the third quarter of 2013 and expect that such remediation will be completed by the end of 2014. We have incurred significant costs to remediate these weaknesses, primarily personnel costs, external consulting fees, system implementation costs, and related indirect costs including the use of facilities and technology, and we expect to incur additional costs to remediate these weaknesses. Because some of the personnel costs and systems resources also support our general operations and the scale and growth of our business, we cannot precisely separate costs related to our material weakness remediation from costs associated with our overall internal control efforts. However, we estimate that the incremental costs of our internal audit employees and external consultants who are primarily focused on material weakness remediation and internal control testing were approximately $0.3 million for the year ended December 31, 2013. We expect such costs will approximate $0.9 million for the year ended December 31, 2014. We may not be successful in implementing these systems or in developing other internal controls, which may undermine our ability to provide accurate, timely and reliable reports on our financial and operating results. Further, we will not be able to fully assess whether the steps we are taking will remediate the material weaknesses in our internal control over financial reporting until we have completed our implementation efforts and sufficient time passes in order to evaluate their effectiveness. In addition, if we identify additional errors that result in material weaknesses in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. Moreover, in the future we may engage in business transactions, such as acquisitions, reorganizations or implementation of new information systems that could negatively affect our internal control over financial reporting and result in material weaknesses.

If we identify new material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, we may be late with the filing of our periodic reports, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. As a result of such failures, we could also become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, and become subject to litigation from investors and stockholders, which could harm our reputation, financial condition or divert financial and management resources from our core business.

Impairment of intangible assets could increase our expenses.

A portion of our assets consists of capitalized software development costs, goodwill and other intangible assets acquired in connection with acquisitions. Current accounting standards require us to evaluate goodwill on an annual basis and other intangibles if certain triggering events occur, and adjust the carrying value of these assets to net realizable value when such testing reveals impairment of the assets. Various factors, including regulatory or competitive changes, could affect the value of our intangible assets. If we are required to write-down the value of our goodwill or intangible assets due to impairment, our reported expenses will increase, resulting in a corresponding decrease in our reported profit.

If our estimates or judgments relating to our critical accounting policies are erroneous or based on assumptions that change or prove to be incorrect, our operating results could fall below the expectations of securities analysts and investors, resulting in a decline in our stock price.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States, or GAAP, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on our best judgment, historical experience, information derived from third parties, and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. Our operating results may be adversely affected if our judgments prove to be wrong, assumptions change or actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in our stock price. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, stock-based compensation and income taxes.

We report revenue on a net basis. If, in the future, we engage in transactions for which revenue is recorded on a gross basis, we may have significant increases in our revenue and decreases in our GAAP margins that do not necessarily correspond with changes in our underlying business, which could cause comparisons with prior periods to be less meaningful and make it more difficult for investors to evaluate our performance.

The recognition of our revenue is governed by certain criteria that must be met and that determine whether we report revenue either on a gross basis, as a principal, or net basis, as an agent, depending upon the nature of the sales transaction. Our revenue is currently recognized on a net basis. In the future we may engage in transactions for which revenue is recorded on a gross basis, due to substantive changes in our business, such as through acquisitions, changes to the commercial terms with buyers and sellers or structural changes to our existing business. In the latter case, we may have significant increases in our revenue and decreases in our GAAP margins that do not necessarily correspond with changes in our underlying activity. We may experience significant fluctuations in revenue and margins in future periods depending upon, in part, the nature of our sales and our recognition of such revenue.

Our tax liabilities may be greater than anticipated.

The U.S. and non-U.S. tax laws applicable to our business activities are subject to interpretation. We are subject to audit by the Internal Revenue Service and by taxing authorities of the state, local and foreign jurisdictions in which we operate. Our tax obligations are based in part on our corporate operating structure, including the manner in which we develop, value, and use our intellectual property and sell our solutions, the jurisdictions in which we operate, how tax authorities assess revenue based taxes such as sales and use taxes, the scope of our international operations and the value we ascribe to our intercompany transactions. Taxing authorities may challenge our tax positions and methodologies for valuing developed technology or intercompany arrangements, as well as our positions regarding jurisdictions in which we are subject to certain taxes, which could expose us to additional taxes and increase our worldwide effective tax rate. Any adverse outcomes of such challenges to our tax positions could result in additional taxes for prior periods, interest, and penalties as well as higher future taxes. In addition, our future tax expense could increase as a result of changes in tax laws, regulations or accounting principles, or as a result of earning income in jurisdictions that have higher tax rates. An increase in our tax expense could have a negative effect on our financial position and results of operations. Moreover, the determination of our provision for income taxes and other tax liabilities requires significant estimates and judgment by management, and the tax treatment of certain transactions is uncertain. Although we believe we will make reasonable estimates and judgments, the ultimate outcome of any particular issue may differ from the amounts previously recorded in our financial statements and any such occurrence could materially affect our financial position and results of operations.

Our ability to use our net operating losses and tax credit carryforwards to offset future taxable income may be subject to certain limitations which could result in higher tax liabilities.

The ability to fully utilize our net operating loss and tax credit carryforwards to offset future taxable income may be limited. At December 31, 2013, we had U.S. federal net operating loss carryforwards, or NOLs, of approximately $36.7 million, state NOLs of approximately $43.3 million, federal research and development tax credit carryforwards, or credit carryforwards, of approximately $3.0 million, and state credit carryforwards of approximately $2.4 million. A lack of future taxable income would adversely affect our ability to utilize these NOLs and credit carryforwards. In addition, under Section 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, and comparable state income tax laws, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its NOLs and credit carryforwards to offset future taxable income following the ownership change. As a result, future changes in our stock ownership, including this or future offerings, as well as other direct or indirect changes in our ownership that may be outside of our control, could result in limitations on our ability to fully utilize our NOLs and credit carryforwards. The Company had an ownership change in January 2008 and $2.3 million of federal and state NOLs are already subject to limitation under Section 382. Additionally, approximately $3.4 million of our federal NOLs and approximately $3.4 million of our state NOLs were generated by corporations that we acquired during the pre-acquisition period, and thus those NOLs already are subject to limitation under Section 382 of the Code and comparable state income tax laws. In addition, depending on the level of our taxable income, all or a portion of our NOLs and credit carryforwards may expire unutilized, which could prevent us from offsetting future taxable income by the entire amount of our current and future NOLs and credit carryforwards. We have recorded a full valuation allowance related to our NOLs, credit carryforwards and other net deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of those assets. To the extent we determine that all, or a portion of, our valuation allowance is no longer necessary, we will reverse the valuation allowance and recognize income tax benefit in the reported financial statement earnings in that period. Once the valuation allowance is eliminated or reduced, its reversal will no longer be available to offset our current financial statement tax provision in future periods.

We may require additional capital to support growth, and such capital might not be available on terms acceptable to us, if at all. Inability to obtain financing could limit our ability to conduct necessary operating activities and make strategic investments.

We intend to continue to make investments in pursuit of our strategic objectives and to support our business growth. Various business challenges may require additional funds, including the need to respond to competitive threats or market evolution by developing new solutions and improving our operating infrastructure, either through additional hiring or acquisition of complementary businesses or technologies, or both. In addition, we could incur significant expenses or shortfalls in anticipated cash generated as a result of unanticipated events in our business or competitive, regulatory, or other changes in our market.

Our available cash and cash equivalents including the net proceeds of this offering, the cash we anticipate generating from operations, and our available line of credit under our credit facility may not be adequate to meet our capital needs, and therefore we may need to engage in equity or debt financings to secure additional funds. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and respond to business challenges could be significantly impaired, and our business may be adversely affected.

If we do raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing that we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, including the ability to pay dividends. This may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, if we issue debt, the holders of that debt would have prior claims on the company’s assets, and in case of insolvency, the claims of creditors would be satisfied before distribution of value to equity holders, which would result in significant reduction or total loss of the value of our equity.

Our credit facility subjects us to operating restrictions and financial covenants that impose risk of default and may restrict our business and financing activities.

On September 27, 2011, we entered into a loan and security agreement with Silicon Valley Bank that, as amended to date, provides a senior secured revolving credit facility in the aggregate principal amount of $40 million. As of December 31, 2013, we had $3.8 million outstanding under this loan and security agreement. Borrowings under this agreement are secured by substantially all of our tangible personal property assets and all of our intangible assets are subject to a negative pledge in favor of Silicon Valley Bank. This credit facility is subject to certain financial ratio and liquidity covenants, as well as restrictions that limit our ability, among other things, to:

•	dispose of or sell our assets;

•	make material changes in our business or management;

•	consolidate or merge with other entities;

•	incur additional indebtedness;

•	create liens on our assets;

•	pay dividends;

•	make investments;

•	enter into transactions with affiliates; and

•	pay off or redeem subordinated indebtedness.

These covenants may restrict our ability to finance our operations and to pursue our business activities and strategies. Our ability to comply with these covenants may be affected by events beyond our control. In the past, we were not compliant with certain administrative covenants. Although the bank waived such noncompliance or agreed to amend certain covenants in the past, there is no guarantee it will do so in the future. If a default were to occur and is not waived, such default could cause, among other remedies, all of the outstanding indebtedness under our loan and security agreement to become immediately due and payable. In such an event, our liquid assets might not be sufficient to meet our repayment obligations, and we might be forced to liquidate collateral assets at unfavorable prices or our assets may be foreclosed upon and sold at unfavorable valuations.

Our ability to renew our existing credit facility, which matures in September 2018, or to enter into a new credit facility to replace or supplement the existing facility may be limited due to various factors, including the status of our business, global credit market conditions, and perceptions of our business or industry by sources of financing. In addition, if credit is available, lenders may seek more restrictive covenants and higher interest rates that may reduce our borrowing capacity, increase our costs, and reduce our operating flexibility.

If we do not have or are unable to generate sufficient cash available to repay our debt obligations when they become due and payable, either upon maturity or in the event of a default, we may not be able to obtain additional debt or equity financing on favorable terms, if at all. Our inability to obtain financing may negatively impact our ability to operate and continue our business as a going concern.

Risks Related to this Offering, the Securities Markets and Ownership of our Common Stock

The price of our common stock may be volatile and the value of your investment could decline.

Technology stocks have historically experienced high levels of volatility. The trading price of our common stock following this offering may fluctuate substantially. Following the completion of this offering, the market price of our common stock may be higher or lower than the price you pay in the offering, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include the following:

•	announcements of new offerings, products, services or technologies, commercial relationships, acquisitions or other events by us or our competitors;

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of technology companies in general and of companies in the digital advertising industry in particular;

•	fluctuations in the trading volume of our shares or the size of our public float;

•	actual or anticipated changes or fluctuations in our results of operations;

•	actual or anticipated changes in the expectations of investors or securities analysts, and whether our results of operations meet these expectations;

•	litigation involving us, our industry, or both;

•	regulatory developments in the United States, foreign countries, or both;

•	general economic conditions and trends;

•	major catastrophic events;

•	sales of large amounts of our common stock or the perception that such sales could occur, as a result of lockup releases or other factors;

•	departures of key employees; or

•	an adverse impact on the company resulting from other causes, including any of the other risks described in this prospectus.

In addition, if the market for technology stocks or the stock market, in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, results of operations or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past volatility in the market price of a company’s securities has often resulted in securities class action litigation been brought against that company. If our stock price is volatile, we may become the target of securities litigation, which would result in substantial costs and divert our management’s attention and resources from our business.

Sales of substantial amounts of our common stock in the public markets, including when the “lock-up” or “market standoff” period ends, or the perception that sales might occur, could reduce the price of our common stock and may dilute your voting power and your ownership interest in us.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Based on the total number of outstanding shares of our common stock as of March 18, 2014, upon completion of this offering, we will have 34,723,658 shares of common stock outstanding, excluding shares of common stock issuable upon exercise of outstanding stock options and a warrant to purchase 12,587 shares of our common stock. All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our “affiliates” as defined in Rule 144 under the Securities Act.

Subject to certain exceptions described under the caption “Underwriting,” all of our directors and officers and substantially all of our stockholders have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the permission of the representatives of the underwriters for a period of 180 days from the date of this prospectus. When the lockup period expires, our locked-up security holders will be able to sell shares in the public market. In addition, the underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. For certain of our employees, a substantial portion of their equity is vested and eligible for sale upon expiration of the lock-up arrangements. See the section of this prospectus entitled “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares upon expiration, or the perception that such sales may occur, or early release of the lock-up, could cause our share price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

In addition, promptly following the completion of this offering, we intend to file one or more registration statements on Form S-8 registering the issuance of approximately 10,709,284 million shares of common stock subject to options or other equity awards issued or reserved for issuance under our equity incentive plans. We also intend to register the offer and sale of all other shares of common stock that may be authorized under our current or future equity compensation plans. Shares registered under these registration statements on Form S-8 will be available for sale in the public market subject to vesting arrangements and exercise of options, the lock-up agreements described above and the restrictions of Rule 144 in the case of our affiliates.

Based on shares outstanding as of March 18, 2014, holders of up to approximately 18,119,158 shares, or 52.2%, of our common stock after giving effect to this offering, will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

We may issue our shares of common stock or securities convertible into our common stock from time to time in connection with financings, acquisitions, investments or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.

Insiders will continue to have substantial control over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

Our directors, executive officers and each of our stockholders who own greater than 5% of our outstanding common stock, in the aggregate, will beneficially own approximately 57.2% of the outstanding shares of our common stock after this offering, based on the number of shares outstanding as of March 18, 2014. As a result, these stockholders will be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a manner that is adverse to your interests. This concentration of ownership may have the effect of deterring, delaying or preventing a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company, and might ultimately affect the market price of our common stock.

There is no assurance that a market will develop for our common stock or what the market price of our common stock will be.

We cannot assure you that an active trading market for our common stock will develop or, if developed, that any market will be sustained. We cannot predict the prices at which our common stock will trade. The initial public offering price of our common stock will be determined by negotiations with the underwriters and may not bear any relationship to the market price at which our common stock will trade after this offering or to any other established criteria of the value of our business.

Our business could be negatively affected as a result of actions of activist stockholders.

Campaigns by stockholders to effect changes at publicly traded companies are sometimes led by investors seeking to increase short-term stockholder value through actions such as financial restructuring, increased debt, special dividends, stock repurchases or sales of assets or the entire company. If we become engaged in a proxy contest with an activist stockholder in the future, our business could be adversely affected as such contests could be costly and time-consuming, disrupt our operations and divert the attention of management and our employees from executing our strategic plan. Additionally, perceived uncertainties as to our future direction as a result of stockholder activism or changes to the composition of our board of directors may lead to the perception of a change in the direction of our business, instability or lack of continuity which may be exploited by our competitors, cause concern to current or potential buyers and sellers on our platform, and make it more difficult to attract and retain qualified personnel. If buyers and/or sellers choose to delay, defer or reduce transactions with us or through our platform or transact with our competitors instead of us because of any such issues, then our revenue, earnings and operating cash flows could be adversely affected.

We have broad discretion in the use of net proceeds that we receive in this offering, and if we do not use those proceeds effectively, your investment could be harmed.

The principal purposes of this offering are to create a public market for our common stock, obtain additional capital, and facilitate our future access to the public equity markets, as well as to increase market awareness of our company and our standing among buyers and sellers and improve our competitive position. We have not yet determined the specific allocation of the net proceeds that we receive in this offering. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, sales and marketing activities, engineering initiatives, including enhancement of our solution and investment in technology and development, general and administrative expenses and capital expenditures. We also may use a portion of the net proceeds from this offering to acquire or invest in technologies, solutions or businesses that complement our business, although we have no present commitments to complete any such transactions. Our management will have broad discretion over the specific use of the net proceeds that we receive in this offering and we have not yet determined how these proceeds will be used, so investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. If we do not use the net proceeds that we receive in this offering effectively, we might not be able to obtain a significant return, if any, on investment of these net proceeds.

The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Exchange Act, and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the New York Stock Exchange, and other applicable securities rules and regulations. Among other things, we must file annual, quarterly and current reports with respect to our business and results of operations, maintain effective disclosure controls and procedures and internal control over financial reporting, and comply with various requirements regarding the composition and operation of our board of directors. Compliance with these rules and regulations will require significant resources and management oversight, increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. As a result, management’s attention and company resources may be diverted from other business concerns. Although we have already hired additional employees to help us comply with these requirements, we may need to hire even more employees in the future, which would increase our costs and expenses.

We also expect that the risks and costs associated with being a public company and complying with related rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult and expensive for us to attract and retain qualified members of our board of directors, particularly to serve on our Audit Committee and Compensation Committee, and qualified executive officers.

We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

For as long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies.” For example, we are not required to comply with the independent auditor attestation requirements of Section 404, we may provide reduced disclosure regarding executive compensation in this prospectus and in our periodic reports and proxy statements, and we are exempt from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions for so long as we are an “emerging growth company,” which could be as long as five years following the completion of this offering, although, if we have more than $1.0 billion in annual revenue, if the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30 of any year, or we issue more than $1.0 billion of non-convertible debt over a three-year period before the end of that five-year period, we would cease to be an “emerging growth company” as of the following December 31. Investors may find our common stock less attractive because we rely on these exemptions, which could contribute to a less active trading market for our common stock, and increased volatility or reduction in our stock price.

In addition, the JOBS Act also provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. However, we have chosen to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Because the initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution.

The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate dilution of $12.97 per share, the difference between the price per share you pay (based on the midpoint of the price range on the cover of this prospectus) for our common stock and the pro forma net tangible book value per share of our common stock as of December 31, 2013, after giving effect to the issuance of shares of our common stock in this offering. See the section entitled “Dilution.”

If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or unfavorable research reports about our business, our share price and trading volume could decline.

The trading market for our common stock will, to some extent, depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrades our shares or changes their opinion of our business prospects, our share price could decline. If one or more of these analysts decreases or ceases coverage of our company, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

We do not intend to pay dividends for the foreseeable future and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any dividends on our common stock. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases. In addition, our credit facility contains restrictions on our ability to pay dividends.

Provisions of our charter documents and Delaware law may inhibit potential acquisition of the company and limit the ability of stockholders to cause changes in company management.

Our amended and restated certificate of incorporation and amended and restated bylaws, as in effect upon completion of this offering, include provisions, as described below, that could delay or prevent a change in control of the company, and make it difficult for stockholders to elect directors who are not nominated by the current members of our board of directors or take other actions to change company management.

•

Our certificate of incorporation gives our board of directors the authority to issue shares of preferred stock in one or more series, and to establish from time to time the number of shares in each series and to fix the price, designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations, or restrictions of each series of the preferred stock without any further vote or action by stockholders. The issuance of shares of preferred stock may discourage, delay or prevent a merger or acquisition of company, and significantly dilute the ownership of a hostile acquirer, resulting in the loss of voting power and reduced ability to cause a takeover or effect other changes.

•

Our certificate of incorporation provides that our board of directors is classified, with only one of its three classes elected each year, and directors may be removed only for cause and only with the vote of 66 2/3% of the voting power of stock outstanding and entitled to vote thereon. Further, the number of directors is determined solely by our board of directors, and because we do not allow for cumulative voting rights, holders of a majority of shares of common stock entitled to vote may elect all of the directors standing for election. These provisions could delay the ability of stockholders to change the membership of a majority of our board of directors.

•

Under our bylaws, only the board of directors or a majority of remaining directors, even if less than a quorum, may fill vacancies resulting from an increase in the authorized number of directors or the resignation, death or removal of a director.

•	Our certificate of incorporation prohibits stockholder action by written consent, so any action by stockholders may only be taken at an annual or special meeting.

•

Our certificate of incorporation provides that a special meeting of stockholders may be called only by the board of directors. This could delay any effort by stockholders to force consideration of a proposal or to take action, including the removal of directors.

•

Under our bylaws, advance notice must be given to nominate directors or submit proposals for consideration at stockholders’ meetings. This gives our board of directors time to defend against takeover attempts and could discourage or deter a potential acquiror from soliciting proxies or making proposals related to an unsolicited takeover attempt.

•

The provisions of our certificate of incorporation noted above may be amended only with the affirmative vote of holders of at least 66  2/3% of the voting power of all of the then-outstanding shares of the company’s voting stock, voting together as a single class. The same two-thirds vote is required to amend the provision of our certificate of incorporation imposing these supermajority voting requirements. Further, our bylaws may be amended only by our board of directors or by the same percentage vote of stockholders noted above as required to amend our certificate of incorporation. These supermajority voting requirements may inhibit the ability of a potential acquiror to effect such amendments to facilitate an unsolicited takeover attempt.

•

Our board of directors may amend our bylaws by majority vote. This could allow the board to use bylaws amendments to delay or prevent an unsolicited takeover, and limits the ability of an acquiror to amend the bylaws to facilitate an unsolicited takeover attempt.

We are also subject to Section 203 of the Delaware General Corporation Law, or the DGCL, which prohibits us from engaging in any business combination with an interested stockholder for a period of three years from the date the person became an interested stockholder, unless certain conditions are met. These provisions make it more difficult for stockholders or potential acquirers to acquire the company without negotiation and may apply even if some of our stockholders consider the proposed transaction beneficial to them. For example, these provisions might discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer were to be at a premium over the then current market price for our common stock. These provisions could also limit the price that investors are willing to pay in the future for shares of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are contained principally in “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “design,” “estimate,” “predict,” “potential,” “plan” or the negative of these terms, and similar expressions. These statements reflect our current views with respect to future events and are based on assumptions and subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from current expectations. These risks include, but are not limited to:

•	our ability to grow rapidly and to manage our growth effectively;

•	our ability to develop innovative new technology and remain a market leader;

•	our ability to attract and retain buyers and sellers and increase our business with them;

•

our ability to use our solution to purchase and sell higher value advertising and to expand the use of our solution by buyers and sellers utilizing evolving digital media platforms, including mobile and video;

•	our ability to introduce new solutions and bring them to market in a timely manner;

•	our ability to maintain a supply of advertising inventory from sellers;

•	our limited operating history and history of losses;

•	our ability to continue to expand into new geographic markets;

•	the effects of increased competition in our market and our ability to compete effectively;

•	the effects of seasonal trends on our results of operations;

•	costs associated with defending intellectual property infringement and other claims;

•	our ability to attract and retain qualified employees and key personnel;

•	our ability to consummate future acquisitions of or investments in complementary companies or technologies;

•	our ability to comply with, and the effect on our business of, evolving legal standards and regulations, particularly concerning data protection and consumer privacy; and

•	our ability to develop and maintain our corporate infrastructure, including our finance and information technology systems and controls.

We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.” Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. Unless required by federal securities laws, we do not intend to update any of these forward-looking statements to reflect circumstances or events that occur after the statements are made. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

MARKET AND INDUSTRY DATA AND OTHER INFORMATION

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, including those listed below, on assumptions based on such data and other similar sources, and on our knowledge of the markets for our solution. The market and industry information included in this prospectus involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such information. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Certain information in the text of the prospectus is contained in independent industry publications. The sources of these independent industry publications are provided below.

•	PwC Entertainment and Media Global Outlook: 2013-2017, published in June 2013.

•	eMarketer, U.S. Total Media Ad Spending by Media, 2011-2017 (August 2013) and Share of Time Spent Per Day with Major Media by U.S. Adults, 2010-2013 (July 2013).

•	International Data Corporation, White Paper, Real Time Bidding in the United States and Worldwide, 2010-2017, published in September 2013.

•	QuickPlay Media, 2013 Customer Survey, published June 10, 2013.

•	comScore Display Ad Ecosystem, February 2014 and comScore Key Measures, U.S. top 100 properties.

•	Over 600 million Internet users globally per month as of December 2013 (Source: Quantcast. www.quantcast.com).

•	NextMark—Digital Media Planning Workflow Cost Calculator originally presented December 2011 (current calculator available at www.nextmark.com).

“The Rubicon Project” is our primary registered trademark. The prospectus contains this trademark and some of our other trademarks, trade names and service marks. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its respective holder.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them. In this prospectus, “Rubicon Project,” “we,” “us” and the “company” refer to The Rubicon Project, Inc. and, where appropriate, its subsidiaries, unless expressly indicated or the context otherwise requires. In this prospectus, references to our common stock prior to the offering refer to our Class A common stock and our Class B common stock together, unless expressly indicated or the context otherwise requires, and references to our common stock after the offering refer to the single class of common stock that we will have outstanding upon consummation of this offering.

USE OF PROCEEDS

We estimate that the net proceeds we receive from this offering will be approximately $77.2 million based on the assumed initial public offering price of $16.00 per share, which is the midpoint of the range included on the cover page of this prospectus, after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares in this offering from us is exercised in full, our estimated net proceeds will be approximately $92.3 million after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $16.00 per share would increase or decrease the net proceeds we receive from this offering by approximately $5.0 million, assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same and after deducting the estimated underwriter discounts and commissions and estimated offering expenses payable by us. We will not receive any of the net proceeds from the sale of shares of our common stock in this offering by the selling stockholders.

The principal purposes of this offering are to create a public market for our common stock, obtain additional working capital, and facilitate our future access to the public equity markets, as well as to increase market awareness of our company and our standing among buyers and sellers and improve our competitive position. Our management will have broad discretion in the application of the net proceeds to us from this offering, and investors will be relying on the judgment of our management regarding the application of the proceeds. Pending their use, we plan to invest our net proceeds from this offering in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

We intend to use the net proceeds from this offering for general corporate purposes, including working capital, sales and marketing activities, engineering initiatives including enhancement of our solution and investment in technology and development, general and administrative expenses and capital expenditures. We expect to use a portion of the net proceeds from this offering to hire additional personnel in connection with the activities described in the previous sentence. We also may use a portion of the net proceeds from this offering to acquire or invest in technologies, solutions or businesses that complement our business, although we have no present commitments to complete any such transactions.

DIVIDEND POLICY

We have never declared or paid any dividends on our common stock, and we do not anticipate paying any cash dividends in the future. We currently intend to retain any earnings to finance the operation and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then-existing conditions, including our earnings, capital requirements, results of operations, financial condition, business prospects and other factors that our board of directors considers relevant. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information regarding our financial condition. In addition, our credit facility contains restrictions on our ability to pay dividends.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2013:

•

on an actual basis, except to the extent it has been adjusted to give effect to a 1-for-2 reverse split of our common stock and a proportional adjustment to the conversion ratio of our preferred stock;

•

on a pro forma basis, giving effect to the following events, which will occur in connection with and effective upon the consummation of this offering, as if such events occurred on December 31, 2013: (i) the automatic conversion of each outstanding share of convertible preferred stock into one-half of a share of Class A common stock; (ii) the automatic conversion of each outstanding share of Class B common stock into one share of Class A common stock; (iii) the effectiveness of our amended and restated certificate of incorporation, providing for the conversion of our Class A common stock (including all shares of Class A common stock issued upon conversion of our convertible preferred stock and Class B common stock as described above) into a single class of common stock; (iv) the automatic conversion of an outstanding warrant exercisable for 25,174 shares of our convertible preferred stock into a warrant exercisable for 12,587 shares of common stock; and (v) the net exercise of an outstanding warrant for 845,867 shares of our convertible preferred stock resulting in the issuance of 294,610 shares of common stock; and

•

on a pro forma as adjusted basis to reflect, in addition, our sale of 5,416,796 shares of common stock in this offering at an initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover of this prospectus.

You should read the following table in conjunction with the sections entitled “Use of Proceeds,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in this prospectus.

	As of December 31, 2013
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share data)
Cash and cash equivalents	$29,956	$29,956	$107,672

Debt and capital lease arrangements, including current portion:
Capital leases	393	393	393
Credit facility	3,788	3,788	3,788

Total debt and capital leases, including current portion	4,181	4,181	4,181
Convertible preferred stock, $0.00001 par value per share (29,691,524 shares authorized and 28,820,481 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted)	52,571	—	—
Stockholders Equity (Deficit):
Preferred stock, $0.00001 par value per share (no shares authorized or issued and outstanding, actual; 10,000,000 shares authorized, and no shares issued and outstanding, pro forma and pro forma as adjusted)	—	—	—
Class A common stock, $0.00001 par value per share (32,500,000 shares authorized and 7,664,844 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted)	—	—	—
Class B common stock, $0.00001 par value per share (4,190,063 shares authorized and 4,190,063 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted)	—	—	—
Common stock, $0.00001 par value per share (no shares authorized or issued and outstanding, actual; 500,000,000 shares authorized and 26,559,750 shares issued and outstanding, pro forma; and 500,000,000 shares authorized and 31,976,546 shares issued and outstanding, pro forma as adjusted)	—	—	—
Additional paid-in capital	25,532	83,554	160,774
Accumulated other comprehensive income	96	96	96
Accumulated deficit	(62,039)	(62,039)	(62,039)

Total stockholders’ equity (deficit)	(36,411)	21,611	98,831

Total capitalization	$20,341	$25,792	$103,012

The number of shares of our common stock to be outstanding after this offering on a pro forma as adjusted basis giving effect to our sale of 5,416,796 shares of common stock in this offering is based on 26,559,750 shares of our common stock outstanding on a pro forma basis as noted above as of December 31, 2013, and excludes:

•

7,584,284 shares of common stock issuable upon exercise of stock options outstanding at December 31, 2013 that remain outstanding as of March 18, 2014, consisting of (i) 8,359,589 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2013 with a weighted average exercise price of $6.13 per share, less (ii) a reduction as of March 18, 2014 of 775,305 in the number of shares issuable upon exercise of stock options that were outstanding as of December 31, 2013 as a result of option exercises, forfeitures and cancellations, which will effectively be extinguished as of the date of the offering;

•	12,587 shares of common stock issuable upon exercise of an outstanding warrant with an exercise price of $3.11 per share as of December 31, 2013 and as of March 18, 2014;

•	546,741 shares of common stock issued upon exercise of outstanding stock options between January 1, 2014 and March 18, 2014;

•	500,000 shares of common stock issuable upon the exercise of new stock options granted between January 1, 2014 and March 18, 2014 with a weighted average exercise price of $16.22 per share;

•	2,200,371 shares of restricted stock issued between January 1, 2014 and March 18, 2014;

•	2,100,000 shares of our common stock reserved for future issuance under our 2014 Equity Incentive Plan, which takes effect upon consummation of this offering; and

•	525,000 shares of our common stock reserved for issuance under our 2014 Employee Stock Purchase Plan, which also takes effect as of the consummation of this offering.

Our 2014 Equity Incentive Plan and our 2014 Employee Stock Purchase Plan also provide for automatic annual increases in the number of shares reserved thereunder as more fully described in “Executive Compensation – Employee Benefit Plans.”

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after the completion of this offering.

As of December 31, 2013, our pro forma net tangible book value was approximately $19.6 million, or $0.74 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of December 31, 2013, assuming the conversion of all outstanding shares of our convertible preferred stock into shares of common stock, the net exercise of an outstanding warrant for 845,867 shares of our convertible preferred stock resulting in the issuance of 294,610 shares of common stock, based upon an assumed initial public offering price of $16.00 per share (the midpoint of the price range set forth on the cover page of the prospectus), and the reclassification of the preferred stock warrant liability to additional paid-in capital, each immediately prior to the completion of this offering.

After giving effect to our sale in this offering of shares of our common stock at an assumed initial public offering price of $16.00 per share, the midpoint of the price range reflected on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2013 would have been approximately $96.8 million, or $3.03 per share of our common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $2.29 per share to our existing stockholders and an immediate dilution of $12.97 per share to investors purchasing shares in this offering.

The following table illustrates this per share dilution in net tangible book value to new investors after giving effect to this offering:

Assumed initial public offering price per share		$16.00
Pro forma net tangible book value per share as of December 31, 2013	$0.74
Increase in pro forma net tangible book value per share attributable to new investors	2.29

Pro forma as adjusted net tangible book value per share after this offering	3.03

Dilution per share to new investors in this offering		$12.97

A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share would increase (decrease) our pro forma as adjusted net tangible book value by $5.0 million, the pro forma as adjusted net tangible book value per share after this offering by $0.16, and the dilution per share to new investors by $0.84, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2013 after giving effect to (i) the automatic conversion of each outstanding share of our convertible preferred stock into one-half of a share of Class A common stock, (ii) the automatic conversion of each outstanding share of Class B common stock into one share of Class A common stock, (iii) the effectiveness of our amended and restated certificate of incorporation, providing for the conversion of our Class A common stock (including all shares of Class A common stock issued upon conversion of our convertible preferred stock and Class B common stock as described above) into a single class of common stock, (iv) the automatic conversion of an outstanding warrant exercisable for 25,174 shares of our convertible preferred stock into a warrant exercisable for 12,587 shares of common stock, (v) the net exercise of an outstanding warrant for 845,867 shares of our convertible preferred stock resulting in the issuance of 294,610 shares of common stock, based upon an assumed initial public offering price of $16.00 per share (the midpoint of the price range set forth on the cover page of the prospectus), and (vi) the completion of this offering at the initial public offering price of $16.00 per share, the midpoint of the range set forth on the cover of this prospectus, the difference between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid, before deducting underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(in thousands, except percentages and per share data)
Existing stockholders	26,560	83.1%	$66,775	43.5%	$2.51
New public investors	5,417	16.9	86,669	56.5	16.00

Total	31,977	100.0%	$153,444	100.0%	$4.80

To the extent that the outstanding warrant or any of our outstanding options are exercised, investors will experience further dilution.

Except as otherwise indicated, the above discussion and tables assumes no exercise by the underwriters of their option to purchase up to an additional 1,015,649 shares from us. If the underwriters exercise their over-allotment option in full, our existing stockholders would own 80.5% and our new investors would own 19.5% of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of our common stock to be outstanding after this offering is based on 26,559,750 shares of our common stock outstanding as of December 31, 2013, and excludes:

•

7,584,284 shares of common stock issuable upon exercise of stock options outstanding at December 31, 2013 that remain outstanding as of March 18, 2014, consisting of (i) 8,359,589 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2013 with a weighted average exercise price of $6.13 per share, less (ii) a reduction as of March 18, 2014 of 775,305 in the number of shares issuable upon exercise of stock options that were outstanding as of December 31, 2013 as a result of option exercises, forfeitures and cancellations, which will effectively be extinguished as of the date of the offering;

•	12,587 shares of common stock issuable upon exercise of an outstanding warrant with an exercise price of $3.11 per share as of December 31, 2013 and as of March 18, 2014;

•	546,741 shares of common stock issued upon exercise of outstanding stock options between January 1, 2014 and March 18, 2014;

•	500,000 shares of common stock issuable upon the exercise of new stock options granted between January 1, 2014 and March 18, 2014 with a weighted average exercise price of $16.22 per share;

•	2,200,371 shares of restricted stock issued between January 1, 2014 and March 18, 2014;

•	2,100,000 shares of our common stock reserved for future issuance under our 2014 Equity Incentive Plan, which takes effect upon consummation of this offering; and

•	525,000 shares of our common stock reserved for issuance under our 2014 Employee Stock Purchase Plan, which also takes effect as of the consummation of this offering.

Our 2014 Equity Incentive Plan and our 2014 Employee Stock Purchase Plan also provide for automatic annual increases in the number of shares reserved thereunder as more fully described in “Executive Compensation – Employee Benefit Plans.”

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth our selected consolidated historical financial and operating data for the periods indicated. The consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

The historical results presented below are not necessarily indicative of the results to be expected for any future period and our interim results are not necessarily indicative of the results to be expected for the full year or any other period. This information should be read in conjunction with “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended
	December 31, 2011	December 31, 2012	December 31 2013
	(in thousands, except per share data)
Revenue	$37,059	$57,072	$83,830
Expenses:
Costs of revenue(1)	12,893	12,367	15,358
Sales and marketing(1)	17,748	20,458	25,811
Technology and development(1)	12,496	13,115	18,615
General and administrative(1)	8,926	12,331	27,926

Total expenses	52,063	58,271	87,710

Loss from operations	(15,004)	(1,199)	(3,880)
Other expense, net	269	1,029	5,122

Loss before income taxes	(15,273)	(2,228)	(9,002)
Provision for income taxes	136	134	247

Net loss	$(15,409)	$(2,362)	$(9,249)
Cumulative preferred stock dividends(2)	(4,244)	(4,255)	(4,244)

Net loss attributable to common stockholders	$(19,653)	$(6,617)	$(13,493)

Basic and diluted net loss per share attributable to common stockholders(3)(4)	$(1.95)	$(0.60)	$(1.17)

Basic and diluted weighted-average shares used to compute net loss per share attributable to common stockholders(4)	10,099	11,096	11,488

Pro forma net loss per share—basic and diluted(3)(4)			$(0.20)

Pro forma weighted-average common shares outstanding—basic and diluted(4)			25,898

(1)	Stock-based compensation expense included in our expenses was as follows:

	Year Ended
	December 31, 2011	December 31, 2012	December 31, 2013
Cost of revenue	$270	$78	$87
Sales and marketing	309	1,039	1,105
Technology and development	858	828	1,645
General and administrative	831	1,099	3,515

Total	$2,268	$3,044	$6,352

(2)	The holders of our convertible preferred stock are entitled to cumulative dividends prior and in preference to common stock. Because the holders of our convertible preferred stock are entitled to participate in dividends, net loss attributable to common stockholders is equal to net loss adjusted for cumulative preferred stock dividends for the period. Immediately upon the closing of this offering, each outstanding share of convertible preferred stock will be automatically converted into one-half of a share of our common stock and these holders will not be entitled to the cumulative dividends. See Note 11 to our consolidated financial statements for a description of our convertible preferred stock.
(3)	See Note 2 to our consolidated financial statements for a description of the method used to compute basic and diluted net loss per share attributable to common stockholders and pro forma basic and diluted net loss per share attributable to common stockholders.
(4)	All share, per-share and related information have been retroactively adjusted, where applicable, to reflect the impact of a 1-for-2 reverse stock split, including an adjustment to the preferred stock conversion ratio, which was effected on March 18, 2014.

Consolidated Balance Sheet Data

	At December 31
	2012	2013
	(in thousands)
Cash and cash equivalents	$21,616	$29,956
Accounts receivable, net	$67,335	$94,722
Property, equipment and capitalized software, net	$12,697	$15,916
Total assets	$108,014	$149,887
Debt and capital lease obligations, current and non-current	$5,215	$4,181
Total liabilities	$90,005	$133,727
Convertible preferred stock	$52,571	$52,571
Common stockholders’ deficit	$(34,562)	$(36,411)

Operational and Financial Measures

	Year Ended
	December 31, 2011	December 31, 2012	December 31, 2013
Operational Measures:
Managed revenue (in thousands)	$238,838	$338,918	$485,080
Paid impressions (in billions)	980	1,431	1,336
Average CPM	$0.24	$0.24	$0.36
Take rate	15.5%	16.8%	17.3%
Financial Measures:
Revenue (in thousands)	$37,059	$57,072	$83,830
Adjusted EBITDA (in thousands)	$(6,698)	$9,205	$11,223

Managed Revenue

Managed revenue is an operational measure that represents the advertising spending transacted on our platform, and would represent our revenue if we were to record our revenue on a gross basis instead of a net basis. Managed revenue does not represent revenue reported on a GAAP basis. We review managed revenue for internal management purposes to assess market share and scale. Many companies in our industry record revenue on a gross basis, so tracking our managed revenue allows us to compare our results to the results of those companies. Our managed revenue is influenced by the volume and characteristics of paid impressions, and average CPM.

Paid Impressions

We define a paid impression as an impression sold to an advertiser and subsequently displayed on a website or mobile application, which is transacted via our platform through either direct or indirect relationships between us and buyers and sellers or between buyers and sellers directly. We use paid impressions as one measure to assess the performance of our platform, including the effectiveness and efficiency at which buyers and sellers are trading via our platform and using our solution, and to assist us in tracking our revenue generating performance and operational efficiencies. The number of paid impressions may fluctuate based on various factors, including the number and spend of buyers using our solution, the number of sellers, their allocation of advertising inventory using our solution, our traffic control initiatives and the seasonality in our business. Because of the volatility of this metric, we believe that paid impressions are useful to review on an annual basis.

Average CPM

Pricing is generally expressed as average cost per thousand impressions, or “average CPM.” Average CPM is an operational measure that represents the average price at which paid impressions are sold. We review average CPM for internal management purposes to assess buyer spend, liquidity in the marketplace, inventory quality and integrity of our algorithms. Average CPM may be influenced by our inventory placements and demand for such inventory facilitated by our relationships with both buyers and sellers, as well as by a variety of other factors, including the precision of matching of an advertisement to an audience, changes in our algorithms, seasonality, quality of inventory provided by sellers, penetration of various channels and advertising units and changes in buyer spend levels. We expect average CPM to increase with the continued adoption of our solution by premium buyers and sellers, resulting in a higher quantity of premium advertising inventory available to advertisers. Because of the volatility of this metric, we believe that average CPM is useful to review on an annual basis. We compute average CPM by dividing managed revenue by total paid impressions and multiplying by 1,000.

Take Rate

Take rate is an operational measure that represents our share of managed revenue. We review take rate for internal management purposes to assess the development of our marketplace with buyers and sellers. Our take rate can be affected by a variety of factors, including the terms of our arrangements with buyers and sellers active on our platform in a particular period, the scale of a buyer or seller’s activity on our platform, the implementation of new products, platforms and solution features, and the overall development of the digital advertising ecosystem.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure defined by us as net loss adjusted for stock-based compensation expense, depreciation and amortization, interest (income) expense, net, change in fair value of convertible preferred stock warrant liabilities, and other income or expense, net, which mainly consists of foreign exchange gains and losses, net, certain other non-recurring income or expenses such as acquisition and related costs, and provision for income taxes. Adjusted EBITDA should not be considered as an alternative to net income, operating income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted EBITDA eliminates the impact of items that we do not consider indicative of our core operating performance. You are encouraged to evaluate these adjustments and the reason we consider them appropriate. We believe Adjusted EBITDA is useful to investors in evaluating our operating performance for the following reasons:

•

Adjusted EBITDA is widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as stock-based compensation expense, depreciation and amortization, interest (income) expense, net, change in fair value of preferred stock warrant liabilities, foreign exchange gains and losses, net, certain other non-recurring income or expenses such as acquisition and related costs, and provision for income taxes that can vary substantially from company to company depending upon their financing, capital structures and the method by which assets were acquired;

•

Our management uses Adjusted EBITDA in conjunction with GAAP financial measures for planning purposes, including the preparation of our annual operating budget, as a measure of operating performance and the effectiveness of our business strategies and in communications with our board of directors concerning our financial performance;

•	Adjusted EBITDA is sometimes used by the compensation committee of our board of directors in connection with the determination of compensation for our executive officers; and

•

Adjusted EBITDA provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations and also facilitates comparisons with other peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results.

Although Adjusted EBITDA is frequently used by investors and securities analysts in their evaluations of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under GAAP. These limitations include:

•

Depreciation and amortization are non-cash charges, and the assets being depreciated or amortized will often have to be replaced in the future; Adjusted EBITDA does not reflect any cash requirements for these replacements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs or contractual commitments;

•	Adjusted EBITDA does not reflect cash requirements for income taxes and the cash impact of other income or expense; and

•	Other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

The following table presents a reconciliation of net loss, the most comparable GAAP measure, to Adjusted EBITDA for each of the periods indicated:

	Year Ended
	December 31, 2011	December 31, 2012	December 31, 2013
	(in thousands)
Financial Measure:
Net loss	$(15,409)	$(2,362)	$(9,249)
Add back (deduct):
Depreciation and amortization expense	5,538	6,857	8,438
Stock-based compensation expense	2,268	3,044	6,352
Acquisition and related items	500	503	313
Interest (income) expense, net	252	343	273
Change in fair value of preferred stock warrant liabilities	304	515	4,121
Foreign currency (gain) loss, net	216	171	728
Other income	(503)	—	—
Provision for income taxes	136	134	247

Adjusted EBITDA	$(6,698)	$9,205	$11,223

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the consolidated financial statements and the related notes to the consolidated financial statements included later in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, beliefs and expectations that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Overview

We are a technology company on a mission to automate the buying and selling of advertising. Our Advertising Automation Cloud is a highly scalable software platform that powers and optimizes a leading marketplace for the real time trading of digital advertising between buyers and sellers. Through the speed and big data analytics of our algorithm-based solution, we have transformed the cumbersome, complex process of buying and selling digital advertising into a seamless automated process that optimizes results for both buyers and sellers. Buyers of digital advertising use our platform to reach 97% of Internet users in the United States and over 600 million Internet users globally on some of the world’s leading websites and applications. Sellers of digital advertising use our platform to maximize revenue from advertising, decrease costs and protect their brands and user experience, while accessing a global market of buyers representing over 100,000 brands since our inception. The benefits we provide to both buyers and sellers, and the time and effort spent by both buyers and sellers to integrate with our platform and associated applications, give us a critical position in the digital advertising ecosystem.

Our Advertising Automation Cloud incorporates proprietary machine-learning algorithms, sophisticated data processing, high volume storage, detailed analytics capabilities, and a distributed infrastructure. We analyze billions of data points in real time to enable our solution to make approximately 300 data-driven decisions per transaction in milliseconds, and to execute up to 2.5 million peak queries per second, approximately 25 billion transactions per week and 3 trillion bid requests per month. Our Advertising Automation Cloud features applications for digital advertising sellers, including websites, applications and other digital media properties, to sell their advertising inventory; applications for buyers, including demand side platforms, or DSPs, ad networks and advertising agencies, to buy advertising inventory; and an exchange over which such transactions are executed. Together, these features power and optimize a comprehensive, transparent, independent advertising marketplace that brings buyers and sellers together and facilitates intelligent decision-making and automated transaction execution for the advertising inventory we manage on our platform. We believe we help increase the volume and effectiveness of advertising, increasing revenue for sellers and improving return on advertising investment for buyers.

We have direct relationships built on technical integration with over 700 sellers of digital advertising, including approximately 40% of the U.S. comScore 100. We believe that our direct relationships and integration with sellers, which differentiate us from many other participants in the advertising ecosystem, make us a vital participant in the digital advertising industry. Our integration of sellers into our platform gives sellers the ability to monetize a full variety and volume of inventory. At the same time, buyers leverage our platform to manage their advertising spending, simplify order management and campaign tracking, obtain actionable insights into audiences for their advertising and access impression level purchasing from hundreds of sellers. We believe buyers need our platform because of our powerful solution and our direct relationships and integration with some of the world’s largest websites and applications. Our solution is constantly self-optimizing based on our ability to analyze and learn from vast volumes of data. The additional data we obtain from the volume of transactions on our platform help make our machine-learning algorithms more intelligent, leading to higher quality matching between buyers and sellers, better return on investment for buyers and higher revenue for sellers. As a result of that high quality matching, we attract even more sellers which in turn attracts more buyers and vice versa. We believe this self-reinforcing dynamic creates a strong platform for growth. The historical and real time data we derive from the over 700 seller integrations, 25 billion transactions per week, 3 trillion bid requests per month and 600 million Internet users globally that interact with our platform per month inform our machine-learning algorithms and thereby create a size, scale and capability that is difficult to replicate.

Since our incorporation in April 2007, we have invested in our solution to meet the complex needs of buyers and sellers of digital advertising. We have achieved significant growth as we have scaled our solution, including the functionality of our Advertising Automation Cloud and its applications for buyers and sellers. During our early stages, our solution helped sellers to automate their existing advertising network relationships to match the right buyer with each impression as well as increase their revenue and decrease their costs. Between 2008 and 2009, we developed direct relationships with buyers and created applications to assist buyers to increase their return on investment. During 2010, we added real time bidding, or “RTB,” capabilities, allowing sellers’ inventory to be sold in an auction to buyers, specifically, DSPs, creating a real time unified auction where buyers compete to purchase sellers’ advertising inventory. During 2012, we launched our private marketplace, which allows sellers to connect directly with pre-approved buyers to execute direct sales of previously unsold advertising inventory.

The automation of buying and selling of advertising, and in particular, RTB, has grown significantly and is projected to continue to grow. According to IDC, RTB spending was $2.7 billion in 2012, $4.5 billion in 2013 and is expected to reach $20.8 billion by 2017. We believe this trend will directly benefit us and our prospects for continued growth.

Large agencies, DSPs and ad networks, many of which are already established in size and scale, compose the majority of automated digital advertising spend. Accordingly, we believe our growth will be less affected by an increase in buyers than by increases in the amount of spend per buyer as more advertising shifts from traditional to automated buying and selling. We currently have over 700 sellers on our platform and believe that growth in the number of sellers may contribute to a larger marketplace and increased advertising spending.

Another industry trend is the expansion of automated buying and selling of advertising through new channels, such as mobile, and the expansion to new advertising units, such as video. We have only recently expanded our solution to include the mobile platform and have not yet expanded our advertising units to include video. If we are unable to effectively expand our offerings in these areas, our competitive position may weaken and our growth may be adversely affected. The growth of automated buying and selling advertising is also expanding into new markets, and in some markets the adoption of automated digital advertising is greater than in the United States. We intend to expand our business in existing territories served as well as new territories. If we are unable to localize our offerings and provide our solution in new territories, our growth may be impeded and our competitive position may weaken.

In addition to our continuous investment in our solution, we have incorporated functionalities into our solution through acquisitions. In 2009, we acquired Others Online, Inc., a digital advertising analytics company. In 2010 we acquired SiteScout Corporation, a malware and advertisement protection software company for digital display advertising. Also in 2010, we acquired Fox Audience Network, Inc., an advertising technology platform company, from News Corporation. In May 2012, we acquired MobSmith, Inc., a technology company focused on delivery of advertisements to mobile devices.

We generate revenue from buyers and sellers who use our solution for the purchase and sale of advertising inventory. Buyers use our solution to reach their intended audiences by purchasing advertising inventory that we make available from sellers through our solution. We recognize revenue upon the completion of a transaction, which is when an impression has been delivered to the consumer viewing a website or application, subject to satisfying all other revenue recognition criteria. We are responsible for the completion of the transaction. We bill and collect the full purchase price of impressions from buyers. We report revenue net of amounts we pay sellers for the impressions they provide. In some cases, we generate revenue directly from sellers who maintain the primary relationship with buyers and utilize our solution to transact and optimize their activities.

For the years ended December 31, 2011, 2012 and 2013 our revenue was $37.1 million, $57.1 million, and $83.8 million, respectively, representing a year over year increase of 54% and 47% during 2012 and 2013, respectively. For the years ended December 31, 2011, 2012 and 2013, our net loss was $15.4 million, $2.4 million and $9.2 million, respectively. For the years ended December 31, 2011, 2012 and 2013 our Adjusted EBITDA was $(6.7) million, $9.2 million and $11.2 million, respectively. Adjusted EBITDA is a non-GAAP financial measure. For information on how we compute Adjusted EBITDA, and a reconciliation of Adjusted EBITDA to net loss on a GAAP basis, please refer to “Selected Consolidated Financial and Other Data.”

Substantially all of our revenue is U.S. revenue, determined based on the location of our legal entity that is a party to the relevant transaction.

Key Operational and Financial Measures

We regularly review our key operational and financial performance measures, including those set forth below, to help us evaluate our business, measure our performance, identify trends affecting our business, establish budgets, measure the effectiveness of investments in our technology and development and sales and marketing, and assess our operational efficiencies. In addition to revenue, we also review managed revenue, and Adjusted EBITDA, which are discussed immediately following the table below. Revenue is discussed under the headings “—Components of Our Results of Operations” and “—Results of Operations.” We report our financial results as one operating segment. Our consolidated operating results, together with the following operating and financial measures, are regularly reviewed by our chief operating decision maker, principally to make decisions about how we allocate our resources and to measure our consolidated operating performance.

	Year Ended
	December 31, 2011	December 31, 2012	December 31, 2013

Operational Measures:
Managed revenue (in thousands)	$238,838	$338,918	$485,080
Paid impressions (in billions)	980	1,431	1,336
Average CPM	$0.24	$0.24	$0.36
Take rate	15.5%	16.8%	17.3%
Financial Measures:
Revenue (in thousands)	$37,059	$57,072	$83,830
Adjusted EBITDA (in thousands)	$(6,698)	$9,205	$11,223

Managed Revenue

Managed revenue is an operational measure that represents the advertising spending transacted on our platform, and would represent our revenue if we were to record our revenue on a gross basis instead of a net basis. Managed revenue does not represent revenue reported on a GAAP basis. We review managed revenue for internal management purposes to assess market share and scale. Many companies in our industry record revenue on a gross basis, so tracking our managed revenue allows us to compare our results to the results of those companies. Our managed revenue is influenced by the volume and characteristics of paid impressions and average CPM.

Our managed revenue has increased period over period as a result of increased adoption of our solution by buyers and sellers and increases in average CPM. We expect managed revenue to continue to grow with increases in the volume of transactions on our platform or pricing, which can result from increases in the number of buyers or in advertising spending, and improvements in our auction algorithms. This increase may fluctuate due to seasonality and increases or decreases in average CPM and paid impressions. In addition, we generally experience higher managed revenue during the fourth quarter of a given year, resulting from higher advertising spending and more bidding activity, which may drive higher volumes of paid impressions or average CPMs.

Paid Impressions

We define a paid impression as an impression sold to an advertiser and subsequently displayed on a website or mobile application, which is transacted via our platform through either direct or indirect relationships between us and buyers and sellers or between buyers and sellers directly. We use paid impressions as one measure to assess the performance of our platform, including the effectiveness and efficiency at which buyers and sellers are trading via our platform and using our solution, and to assist us in tracking our revenue generating performance and operational efficiencies. The number of paid impressions may fluctuate based on various factors, including the number and spend of buyers using our solution, the number of sellers, their allocation of advertising inventory using our solution, our traffic control initiatives and the seasonality in our business. Because of the volatility of this metric, we believe that paid impressions are useful to review on an annual basis.

Average CPM

Pricing is generally expressed as average cost per thousand impressions, or “average CPM.” Average CPM is an operational measure that represents the average price at which paid impressions are sold. We review average CPM for internal management purposes to assess buyer spend, liquidity in the marketplace, inventory quality and integrity of our algorithms. Average CPM may be influenced by our inventory placements and demand for such inventory facilitated by our relationships with both buyers and sellers, as well as by a variety of other factors, including the precision of matching of an advertisement to an audience, changes in our algorithms, seasonality, quality of inventory provided by sellers, penetration of various channels and advertising units and changes in buyer spend levels. We expect average CPM to increase with the continued adoption of our solution by premium buyers and sellers, resulting in a higher quantity of premium advertising inventory available to advertisers. Because of the volatility of this metric, we believe that average CPM is useful to review on an annual basis. We compute average CPM by dividing managed revenue by total paid impressions and multiplying by 1,000.

Take Rate

Take rate is an operational measure that represents our share of managed revenue. We review take rate for internal management purposes to assess the development of our marketplace with buyers and sellers. Our take rate can be affected by a variety of factors, including the terms of our arrangements with buyers and sellers active on our platform in a particular period, the scale of a buyer or seller’s activity on our platform, the implementation of new products, platforms and solution features, and the overall development of the digital advertising ecosystem.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure defined by us as net loss adjusted for stock-based compensation expense, depreciation and amortization, interest (income) expense, net, change in fair value of convertible preferred stock warrant liabilities, and other income or expense, net, which mainly consists of foreign exchange gains and losses, net, certain other non-recurring income or expenses such as acquisition and related costs, and provision for income taxes. Our Adjusted EBITDA will be impacted by the rate at which our revenues increase and the timing of our investments in our operations. Please see “Selected Consolidated Financial and Other Data—Financial Measure” for information regarding the limitations of using Adjusted EBITDA as a financial measure and for a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP.

Components of Our Results of Operations

Revenue

We generate revenue from buyers and sellers who use our solution for the purchase and sale of advertising inventory. Buyers use our solution to reach their intended audiences by buying advertising inventory that we make available from sellers through our solution. Our solution enables buyers and sellers to purchase and sell advertising inventory, matches buyers and sellers and establishes rules and parameters for open and transparent auctions of advertising inventory. We recognize revenue upon the completion of a transaction, that is, when an impression has been delivered to the consumer viewing a website or application, subject to satisfying all other revenue recognition criteria. We are responsible for the completion of the transaction. We generally bill and collect the full purchase price of impressions from buyers. We report revenue net of amounts we pay sellers for the impressions they provide. In some cases, we generate revenue directly from sellers who maintain the primary relationship with buyers and utilize our solution to transact and optimize their activities. Our accounts receivable are recorded at the amount of gross billings to buyers, net of allowances, for the amounts we are responsible to collect, and our accounts payable are recorded at the net amount payable to sellers. Accordingly, both accounts receivable and accounts payable appear large in relation to revenue reported on a net basis.

Our revenue, cash flow from operations, operating results and key operational and financial performance may vary from quarter to quarter due to the seasonal nature of advertiser spending or from other events that cause a spike in advertising activity. For example, many advertisers devote a disproportionate amount of their advertising budgets to the fourth quarter of the calendar year to coincide with increased holiday purchasing. Moreover, advertising inventory in the fourth quarter may be more expensive due to increased demand. Historically, the fourth quarter of the year reflects our highest level of revenue, and the first quarter reflects the lowest level of our revenue.

We expect revenue to continue to grow. However, revenue may be impacted by seasonality, the amounts we pay sellers and other factors such as changes in the market, our execution of the business, and competition.

Our revenue recognition policies are discussed in more detail under “—Critical Accounting Policies and Estimates.”

Expenses

We classify our expenses into the following four categories:

Cost of Revenue. Our cost of revenue consists primarily of data center costs, bandwidth costs, depreciation expense of hardware supporting our revenue producing platform, amortization of software costs for the development of our revenue producing platform, amortization expense associated with acquired developed technologies, personnel costs, and facilities related costs. Personnel costs include salaries, bonuses, stock-based compensation, and employee benefit costs, and are primarily attributable to personnel in our network operations group, who support our platform. We capitalize costs associated with software that is developed or obtained for internal use and amortize the costs associated with our revenue producing platform in cost of revenue over their estimated useful lives. Many of these expenses are fixed and do not increase or decrease proportionately with increases or decreases in our revenue. We expect cost of revenue to increase as we continue to invest additional capital into our data centers, hire additional personnel to continue to build and maintain our data centers, and invest in our internal use software. As a percentage of revenue, cost of revenue may fluctuate based on revenue levels and the timing of these investments.

Sales and Marketing. Our sales and marketing expenses consist primarily of personnel costs, including stock-based compensation and the sales bonuses paid to our sales organization, and marketing expenses such as brand marketing, travel expenses, trade shows and marketing materials, professional services, and to a lesser extent, facilities related costs, and depreciation and amortization. Our sales organization focuses on marketing our solution to increase the adoption of our solution by existing and new buyers and sellers. We are also focused on expanding our international business, primarily by growing our sales team in certain countries in which we currently operate and establishing a presence in additional countries. As a result, we expect sales and marketing expenses to increase in absolute dollars in future periods. Sales and marketing expense as a percentage of revenue may fluctuate from period to period based on revenue levels and the timing of our investments in our sales and marketing functions as these investments may vary in scope and scale over periods and are impacted by the seasonality in our industry and business.

Technology and Development. Our technology and development expenses consist primarily of personnel costs, including stock-based compensation, and professional services, associated with the ongoing development and maintenance of our solution, and to a lesser extent, facilities related costs, and depreciation and amortization. These expenses include costs incurred in the development, implementation and maintenance of internal use software, including platform and related infrastructure. Technology and development costs are expensed as incurred, except to the extent that such costs are associated with internal use software development that qualifies for capitalization which are then recorded as internal use software development costs, net on our consolidated balance sheet. We amortize internal use software development costs that relate to our revenue producing activities or our platform to cost of revenue and amortize other internal use software development costs to technology and development costs or general and administrative expenses, depending on the nature of the related project. We believe that continued investment in our solution, including its technologies and functionalities, is critical to attaining our strategic objectives and long-term growth. We therefore expect technology and development expense to increase as we continue to invest in technology infrastructure to support an increased volume of advertising spending on our platform and international expansion, as well as to expand our engineering and technology teams to maintain and support our technology and development efforts. We also intend to invest in technology and development to enhance our solution, including in new and enhanced technologies and functionalities, and to further automate our business processes. Technology and development expense as a percentage of revenue may fluctuate from period to period based on revenue levels and the timing of these investments.

General and Administrative. Our general and administrative expenses consist primarily of personnel costs, including stock-based compensation, associated with our executive, finance, legal, human resources, compliance and other administrative personnel, as well as accounting and legal professional services fees, facilities related costs and depreciation, and other corporate related expenses. General and administrative expenses also include amortization of internal use software development costs that relate to general and administrative functions. We expect to continue to invest in corporate infrastructure and incur additional expenses associated with transition and operation as public company, including increased legal and accounting costs, investor relations costs, higher insurance premiums and compliance costs associated with developing the requisite infrastructure required to comply with Section 404 in the future. As a result, we expect general and administrative expenses to increase in absolute dollars in future periods.

Other Expense, Net

Interest (Income) Expense, Net. Interest expense is mainly related to our credit facilities and capital lease arrangements. Interest income consists of interest earned on our money market accounts and was insignificant during the years ended December 31, 2011, 2012 and 2013.

Change in Fair Value of Convertible Preferred Stock Warrant Liability. We have two outstanding warrants to purchase shares of our preferred stock. The convertible preferred stock warrants are subject to re-measurement to fair value at each balance sheet date, and any change in fair value is recognized as a component of other expense, net. In connection with the closing of this offering, the warrants will either expire, be exercised for shares of common stock or convert into warrants to purchase shares of common stock and we will no longer be required to re-measure the converted common stock warrants to fair value.

Foreign Currency Exchange (Gain) Loss, Net. Foreign currency exchange (gain) loss, net consists primarily of gains and losses on foreign currency transactions. We have foreign currency exposure related to our accounts receivable and accounts payable that are denominated in currencies other than the U.S. Dollar, principally the British Pound and Euro.

Provision for Income Taxes

Provision for income taxes consists primarily of federal, state and foreign income taxes. Due to uncertainty as to the realization of benefits from our domestic deferred tax assets, including net operating loss carryforwards and research and development tax credits, we have a full valuation allowance reserved against such assets. We expect to maintain this full valuation allowance in the near term.

Results of Operations

The following tables set forth our consolidated results of operations and our consolidated results of operations as a percentage of revenue for the periods presented.

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Revenue	$37,059	$57,072	$83,830
Expenses:
Costs of revenue	12,893	12,367	15,358
Sales and marketing	17,748	20,458	25,811
Technology and development	12,496	13,115	18,615
General and administrative	8,926	12,331	27,926

Total expenses	52,063	58,271	87,710

Loss from operations	(15,004)	(1,199)	(3,880)
Other expense, net	269	1,029	5,122

Loss before income taxes	(15,273)	(2,228)	(9,002)
Provision for income taxes	136	134	247

Net loss	$(15,409)	$(2,362)	$(9,249)

	December 31,*
	2011	2012	2013
Revenue	100%	100%	100%
Cost of revenue	35	22	18
Sales and marketing	48	36	31
Technology and development	34	23	22
General and administrative	24	22	33

Total expenses	140	102	105

Loss from operations	(40)	(2)	(5)
Other expense, net	1	2	6

Loss before income taxes	(41)	(4)	(11)
Provision for income taxes	—	—	—

Net loss	(42)%	(4)%	(11)%

*	Certain figures may not sum due to rounding.

Comparison of the Years Ended December 31, 2011, 2012 and 2013

Revenue

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Revenue	$37,059	$57,072	$83,830

Revenue increased $26.8 million, or 47%, during the year ended December 31, 2013 compared to the year ended December 31, 2012. The increase in revenue was due to an increase in the amount of advertising spending on our platform during the year ended December 31, 2013 compared to the year ended December 31, 2012. This increase was primarily attributable to an increase of $0.12, or 50%, in average CPM during the year ended December 31, 2013 compared to the year ended December 31, 2012, representing an increase in revenue of approximately $30.5 million after consideration of our take rate. This increase in average CPM during the period was due to better targeting and other improved capabilities of our solution and, to a lesser extent, to an increase in the value of advertising inventory available from sellers. The increase in average CPM was partially offset by a decrease of 7% in paid impressions during the year ended December 31, 2013 compared to the year ended December 31, 2012, primarily attributable to our traffic quality control initiatives to maintain a high standard of quality advertising inventory and reduce lower quality traffic. These efforts resulted in a decrease in overall advertising inventory. The decrease in paid impressions reduced revenue by approximately $3.8 million after consideration of our take rate. The overall increase in revenue during the period reflects the continued adoption of our solution by buyers and sellers and the increasing efficiency and effectiveness of our solution.

Revenue increased $20.0 million, or 54%, during the year ended December 31, 2012 compared to the year ended December 31, 2011 primarily due to an increase of 451 billion, or 46%, in paid impressions transacted on our platform during the year ended December 31, 2012 compared to the year ended December 31, 2011. The increase in paid impressions was primarily attributable to increased bidding from buyers due to better matching, seller security features and other capabilities offered by our solution, in addition to the continued adoption of our solution by buyers and sellers and the increasing efficiency and effectiveness of our matching capabilities. Our take rate increased to 16.8% in 2012 from 15.5% in 2011, primarily due to the implementation and increased adoption of our real-time bidding and matching auctions.

Cost of Revenue

	Year Ended December 31,
	2011	2012	2013
	(in thousands, except percentages)
Costs of revenue	$12,893	$12,367	$15,358
Percent of revenue	35%	22%	18%

Cost of revenue increased by $3.0 million, or 24%, during the year ended December 31, 2013 compared to the year ended December 31, 2012. This increase was primarily due to an increase in data center, hosting, and bandwidth costs of $1.4 million, an increase of $1.1 million in depreciation and amortization expense, including amortization of capitalized internal use software, and an increase in personnel costs of $0.4 million, each during the year ended December 31, 2013 compared to the year ended December 31, 2012. The increases in data center, hosting, and bandwidth costs were primarily attributable to data center locations added during the year ended December 31, 2013 in order to support the increase in bidding volume on our platform and resulting additional hardware, software, and maintenance expenses. The increase in depreciation and amortization was primarily attributable to increase in depreciation of computer equipment and network hardware and amortization of capitalized internal use software due to our continued investment in our revenue producing platform. The increase in personnel costs was primarily driven by increased headcount in order to support our growth. Average headcount attributable to cost of revenue increased by 34% during the year ended December 31, 2013 compared to the year ended December 31, 2012. The amortization of capitalized internal use software reflected in cost of revenue was $1.9 million and $2.6 million for the years ended December 31, 2012 and 2013, respectively.

Cost of revenue decreased by $0.5 million, or 4%, during the year ended December 31, 2012 compared to the year ended December 31, 2011. This decrease resulted primarily from data center consolidation and lease renegotiation, resulting in a decrease in data center, hosting, and bandwidth costs of $1.1 million. This decrease was partially offset by a $0.9 million increase in depreciation and amortization, mainly attributable to an increase in amortization of capitalized internal use software due to our continued investment in our revenue producing platform.

Sales and Marketing

	Year Ended December 31,
	2011	2012	2013
	(in thousands, except percentages)
Sales and marketing	$17,748	$20,458	$25,811
Percent of revenue	48%	36%	31%

Sales and marketing expense increased by $5.4 million, or 26%, during the year ended December 31, 2013 compared to the year ended December 31, 2012. This increase was primarily due to an increase in personnel expenses, including stock-based compensation, of $3.4 million and, to a lesser extent, an increase in marketing expenses of $0.9 million mainly related to our participation in industry events and tradeshows and related public relations activities. The increase in personnel expense was primarily due to an increase in sales and marketing headcount. Our sales and marketing headcount increased in order to support our sales efforts and continue to develop and maintain relationships with buyers and sellers, as well as to provide information to the market with respect to our solution. Average sales and marketing headcount increased by 20% during the year ended December 31, 2013 compared to the year ended December 31, 2012.

Sales and marketing expense increased by $2.7 million, or 15%, during the year ended December 31, 2012 compared to the year ended December 31, 2011. This increase was primarily due to an increase in personnel expenses, including stock-based compensation, of $1.4 million, due to an increase in headcount to support our sales and marketing efforts. Our sales and marketing headcount increased in order to support our sales efforts and continue to develop and maintain relationships with buyers and sellers, as well as to provide information to the market with respect to our solution. Average sales and marketing headcount increased by 36% during the year ended December 31, 2011 compared to the year ended December 31, 2012. In addition, marketing and promotional expenses increased by $0.4 million, mainly related to our participation in industry events and sponsorships and tradeshows.

Overall sales and marketing expenses increased due to our continued focus on marketing our platform and solution to increase the adoption of our platform and our solution by existing and new buyers and sellers, and to establish a presence in international markets.

Technology and Development

	Year Ended December 31,
	2011	2012	2013
	(in thousands, except percentages)
Technology and development	$12,496	$13,115	$18,615
Percent of revenue	34%	23%	22%

Technology and development expense increased by $5.5 million, or 42%, during the year ended December 31, 2013 compared to the year ended December 31, 2012. This increase was primarily due to an increase in personnel expense of $4.7 million, including an increase in stock-based compensation of $0.8 million. The increase in personnel expense was primarily due to an increase in headcount, which reflects our continued hiring of engineers to maintain and support our technology and development efforts. Average technology and development headcount increased by 28% during the year ended December 31, 2013 compared to the year ended

December 31, 2012. Stock-based compensation increased due to grants to new hires and higher average per share values of stock-based awards driven by the increased fair value of our stock.

Technology and development expense increased by $0.6 million, or 5%, during the year ended December 31, 2012 compared to the year ended December 31, 2011. This increase was primarily due to an increase in depreciation and amortization of $0.3 million.

We capitalize a portion of our technology and development cost for the development of internal use software. The capitalized amounts related to our revenue producing platform are amortized to cost of revenue, amounts related to general and administrative functions are amortized to general and administrative expense, and the remainder of the capitalized amounts are amortized to technology and development. The timing of our capitalizable development and enhancement projects may affect the amount of development costs expensed in any given period. We capitalized $3.2 million, $3.9 million and $4.1 million of costs, primarily labor costs, during the years ended December 31, 2011, 2012 and 2013, respectively.

General and Administrative

	Year Ended December 31,
	2011	2012	2013
	(in thousands, except percentages)
General and administrative	$8,926	$12,331	$27,926
Percent of revenue	24%	22%	33%

General and administrative expense increased by $15.6 million, or 126%, during the year ended December 31, 2013 compared to the year ended December 31, 2012. This increase was primarily due to an increase in personnel expense of $8.4 million, including an increase in stock-based compensation of $2.4 million, and an increase in professional services of $5.2 million. The increase in personnel costs was driven primarily by increased headcount to support our growth. Average general and administrative headcount increased by 55% from December 31, 2012 to December 31, 2013. Stock-based compensation increased due to grants to new hires and higher average per share values of stock-based awards driven by the increased fair value of our stock. The increase in third-party professional services was related to accounting, audit, tax and legal services as we continued to invest in our infrastructure, processes and controls to support our growth and in preparation for this offering and becoming a public company.

General and administrative expense increased by $3.4 million, or 38%, during the year ended December 31, 2012 compared to the year ended December 31, 2011. This increase was primarily due to an increase in personnel expense, including stock-based compensation, of $1.2 million and an increase in third-party professional services of $0.7 million. The increase in personnel costs was driven primarily by increased headcount. Average general and administrative headcount increased by 39% from December 31, 2011 to December 31, 2012. The increase in third-party professional services was related to accounting and legal services as we continued to invest in our infrastructure.

Other Expense, Net

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Interest (income) expense, net	$252	$343	$273
Change in fair value of convertible preferred stock warrant liabilities	304	515	4,121
Foreign exchange (gain) loss, net	216	171	728
Other income	(503)	—	—

Total other expense, net	$269	$1,029	$5,122

The increase in other expense, net of $4.1 million, during the year ended December 31, 2013 compared to the year ended December 31, 2012 primarily related to the increase of $3.6 million in the fair value of our convertible preferred stock warrant liabilities due to the increase in the valuation of our preferred stock from December 31, 2012 to December 31, 2013, and an increase in losses of $0.6 million on foreign currency transactions mainly related to increased volume on foreign denominated transactions and fluctuations in the British Pound in relation to the U.S. Dollar from January 1, 2013 to December 31, 2013.

The increase in other expense, net of $0.8 million during the year ended December 31, 2012 compared to the year ended December 31, 2011, relates to an increase of $0.2 million in the fair value of our convertible preferred stock warrant liabilities, decrease of $0.5 million in other income, and increase of $0.1 million in interest (income) expense, net, partially offset by a decrease in losses of $45,000 on foreign currency transactions. The increase in the fair value of the convertible preferred stock warrant liabilities was due to the increase in the valuation of our preferred stock from December 31, 2011 to December 31, 2012. The decrease in losses on foreign currency transactions was mainly related to fluctuations in the British Pound and Euro in relation to the U.S. Dollar from January 1, 2011 to December 31, 2012. During the year ended December 31, 2011, we recorded other income related to software development we performed for a third party, which was unrelated to our core operations.

Provision for Income Taxes

Our provision for income taxes during the years ended December 31, 2011, 2012 and 2013 of $0.1 million, $0.1 million and $0.2 million, respectively, was primarily related to taxes due in foreign jurisdictions.

At December 31, 2013, we had U.S. federal net operating loss carryforwards, or NOLs, of approximately $36.7 million, which will begin to expire in 2027. At December 31, 2013, we had state NOLs of approximately $43.3 million, which will also begin to expire in 2027. At December 31, 2013, we had federal research and development tax credit carryforwards, or credit carryforwards, of approximately $3.0 million, which will begin to expire in 2027. At December 31, 2013, we had state research and development tax credits of approximately $2.4 million, which carryforward indefinitely. Utilization of certain NOLs and credit carryforwards may be subject to an annual limitation due to ownership change limitations set forth in the Code and similar state provisions. Any future annual limitation may result in the expiration of NOLs and credit carryforwards before utilization. A prior ownership change and certain acquisitions resulted in us having NOLs subject to insignificant annual limitations.

Quarterly Results of Operations and Key Operational and Financial Measures

The following tables set forth our quarterly unaudited consolidated statements of operations data in dollars and as a percentage of total revenue for each of the eight quarters in the period ended December 31, 2013. We have prepared the quarterly unaudited consolidated statements of operations data on a basis consistent with the audited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the financial information in these tables reflects all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair statement of this data. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results for any future period.

	Three Months Ended
	Mar. 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013
	(in thousands)
Revenue	$10,763	$13,010	$13,853	$19,446	$16,600	$19,035	$20,063	$28,132
Expenses:
Cost of revenue(1)	2,817	2,842	3,093	3,615	3,437	3,594	4,181	4,146
Sales and marketing(1)	4,627	5,261	4,939	5,631	6,195	6,167	6,405	7,044
Technology and development(1)	2,586	2,979	3,783	3,767	4,111	5,138	4,823	4,543
General and administrative(1)	2,405	2,718	3,355	3,853	4,634	5,726	7,603	9,963

Total expenses	12,435	13,800	15,170	16,866	18,377	20,625	23,012	25,696

Income (loss) from operations	(1,672)	(790)	(1,317)	2,580	(1,777)	(1,590)	(2,949)	2,436
Other (income) expense, net	60	277	164	528	335	452	1,922	2,413

Income (loss) before income taxes	(1,732)	(1,067)	(1,481)	2,052	(2,112)	(2,042)	(4,871)	23
Provision for income taxes	30	32	41	31	50	63	74	60

Net income (loss)	$(1,762)	$(1,099)	$(1,522)	$2,021	$(2,162)	$(2,105)	$(4,945)	$(37)

(1)	Stock-based compensation expense included in our expenses was as follows:

	Three Months Ended
	Mar. 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013
	(in thousands)
Cost of revenue	$7	$27	$20	$24	$18	$22	$24	$23
Sales and marketing	228	324	240	247	340	223	242	300
Technology and development	31	270	270	257	368	419	396	462
General and administrative	133	247	382	337	778	850	887	1,000

Total	$399	$868	$912	$865	$1,504	$1,514	$1,549	$1,785

The following table sets forth our consolidated results of operations for the specified periods as a percentage of our revenue for those periods.

	Three Months Ended*
	Mar. 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013
Revenue	100%	100%	100%	100%	100%	100%	100%	100%
Expenses:
Cost of revenue	26	22	22	19	21	19	21	15
Sales and marketing	43	40	36	29	37	32	32	25
Technology and development	24	23	27	19	25	27	24	16
General and administrative	22	21	24	20	28	30	38	35

Total expenses	116	106	110	87	111	108	115	91

Income (loss) from operations	(16)	(6)	(10)	13	(11)	(8)	(15)	9
Other (income) expense, net	1	2	1	3	2	2	10	9

Income (loss) before income taxes	(16)	(8)	(11)	11	(13)	(11)	(24)	—
Provision for income taxes	—	—	—	—	—	—	—	—

Net income (loss)	(16)%	(8)%	(11)%	10%	(13)%	(11)%	(25)%	—%

*	Certain figures may not sum due to rounding.

Key Operational and Financial Measures

	Three Months Ended
	Mar. 31, 2012	June 30 , 2012	Sept. 30, 2012	Dec. 31, 2012	Mar. 31 , 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013
	(in thousands, except for percentages)
Operational Measures:
Managed revenue	$66,296	$76,365	$84,137	$112,120	$96,359	$112,743	$117,554	$158,424
Take rate	16.2%	17.0%	16.5%	17.3%	17.2%	16.9%	17.1%	17.8%
Financial Measures:
Revenue	$10,763	$13,010	$13,853	$19,446	$16,600	$19,035	$20,063	$28,132
Adjusted EBITDA	$201	$1,732	$1,596	$5,676	$1,976	$2,089	$632	$6,526

For information on how we define operational metrics and financial measures see “—Key Operational and Financial Measures.” For more information as to the limitations of using non-GAAP measurements, see “Selected Consolidated Financial and Other Data—Operational and Financial Measures.”

The following table presents a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP:

	Three Months Ended
	Mar. 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013
	(in thousands)
Other Financial Data:
Net income (loss)	$(1,762)	$(1,099)	$(1,522)	$2,021	$(2,162)	$(2,105)	$(4,945)	$(37)
Add back (deduct):
Depreciation and amortization expense	1,474	1,533	1,807	2,043	2,061	2,040	2,032	2,305
Stock-based compensation expense	399	868	912	865	1,504	1,514	1,549	1,785
Acquisition and related items	—	121	194	188	188	125	—	—
Interest (income) expense, net	82	86	90	85	91	69	69	44
Change in fair value of preferred stock warrant liabilities	27	25	35	428	549	428	1,090	2,054
Foreign currency (gain) loss, net	(49)	166	39	15	(305)	(45)	763	315
Provision for income taxes	30	32	41	31	50	63	74	60

Adjusted EBITDA	$201	$1,732	$1,596	$5,676	$1,976	$2,089	$632	$6,526

Quarterly Trends and Seasonality

Our overall operating results fluctuate from quarter to quarter as a result of a variety of factors, some of which are outside our control. We have experienced rapid growth since our incorporation in April 2007, which has resulted in a substantial increase in our revenue and a corresponding increase in our expenses to support our growth. This rapid growth has also led to variations in our overall operating results based on the timing of our investments and resulting headcount growth in sales and marketing, technology and development, and general and administrative expenses from quarter to quarter. Our historical results should not be considered a reliable indicator of our future results of operations.

Our quarterly revenue increased quarter-over-quarter for each period presented, except in the three months ended March 31, 2013 compared to the three months ended December 31, 2012. The increases in quarterly revenue are generally due to increases in the amount of advertising spending on our platform and increases in CPM. Our revenue also tends to be seasonal in nature, with the fourth quarter of each calendar year historically representing the largest percentage of our revenue for the year. Many advertisers spend the largest portion of their advertising budgets during the fourth quarter in preparation for the holiday shopping season, and as a result, we experience the impact of the increased spending from buyers in the fourth quarter, as reflected in our revenues for the three months ended December 31, 2012, and the impact of decreased spending from buyers in the first quarter, as reflected in our revenues in the three months ended March 31, 2013 as compared to the three months ended December 31, 2012.

Total expenses increased during every quarter presented in a given year, primarily due to increased expenses related to the continued expansion of, and investments in, our technical infrastructure, and expenses related to increases in employee headcount, including facilities related costs, depreciation and amortization, and stock-based compensation expense. Total expenses as a percentage of revenue may fluctuate quarter over quarter due to the timing of investments we make in our operations.

Our Adjusted EBITDA increased during the three months ended December 31, 2012 compared to three months ended March 31, 2012, June 30, 2012, and September 30, 2012 due to seasonal factors. Subsequently, due to seasonality, our Adjusted EBITDA decreased in the three months ended March 31, 2013 compared to the three months ended December 31, 2012. Our Adjusted EBITDA increased during the three months ended December 31, 2013 compared to the three months ended March 31, 2013, June 30, 2013, and September 30,

2013, also due to seasonal factors, consistent with the trends during 2012. Our Adjusted EBITDA decreased during the three months ended September 30, 2013 compared to the three months ended June 30, 2013 primarily due to increased professional fees related to accounting, audit, tax and legal third-party services as we continued to invest in our infrastructure, processes and controls to support our growth and in preparation for this offering and becoming a public company.

Liquidity and Capital Resources

Since our incorporation in April 2007, we have primarily financed our operations and capital expenditures through private sales of convertible preferred stock, our use of our credit facilities, and cash generated from operations. Between 2007 and 2010, we raised $52.6 million from the sale of preferred stock.

At December 31, 2013, we had cash of $30.0 million and restricted cash of $1.7 million.

In March 2009, we entered into a credit facility with Silicon Valley Bank that provided for an asset based revolving credit facility and equipment term loan facilities. The credit facility was amended most recently in September 2013, among other changes to: increase the revolving loan commitment to $40.0 million, subject to continuing availability under the borrowing base thereunder, which is currently based on a percentage of certain accounts receivable; eliminate the equipment term loan facilities; and extend the stated maturity date to September 27, 2018. The aggregate revolving loan commitment under the credit facility may be increased to $70.0 million at the discretion of Silicon Valley Bank.

At December 31, 2013, we had $3.8 million in debt obligations under this credit facility and $36.2 million available for additional borrowings. We may prepay outstanding amounts under the credit facility without penalty and with nominal prepayment costs.

At our option, loans under the credit facility may bear interest based on either the LIBOR rate or the prime rate plus, in each case, an applicable margin. The applicable margins under the credit facility are (i) 2.00% or 3.50% per annum in the case of LIBOR rate loans, and (ii) 0.00% or 1.50% per annum in the case of prime rate loans (based on Silicon Valley Bank’s net exposure to us after giving effect to unrestricted cash held at Silicon Valley Bank and its affiliates plus up to $3.0 million held at other institutions). In addition, an unused revolver fee in the amount of 0.15% per annum of the average unused portion of the credit facility is payable by us to Silicon Valley Bank monthly in arrears.

Our credit facility restricts our ability to, among other things, sell assets, make changes to the nature of our business, engage in mergers or acquisitions, incur, assume or permit to exist additional indebtedness and guarantees, create or permit to exist liens, pay dividends, make distributions or redeem or repurchase capital stock or make other investments, engage in transactions with affiliates and make payments in respect of subordinated debt.

In addition, in the event that the amount available to be drawn is less than 20% of the maximum line amount of the credit facilities, or if an event of default exists, we are required to satisfy a minimum fixed charge coverage ratio test of 1.10 to 1.00. Currently, we would not satisfy this minimum fixed charge coverage ratio test, which is defined as a ratio of Adjusted EBITDA to the sum of interest accrual and principal payments required to be paid during the relevant measurement period. However, we meet the specified excess availability threshold, so we are not currently required to satisfy this test. At December 31, 2013 our fixed charge coverage ratio was (3.93) to 1.00.

The credit facility also includes customary representations and warranties and affirmative covenants. In addition, prior to amending our credit facility in September 2013, we were not compliant with an administrative covenant relating to the timing of delivery of audited financial statements, for which we have received waivers from Silicon Valley Bank in each instance. In addition to such other events of defaults as are customarily included in a credit facility, including a change of control default, our credit facility also includes an event of default in the event a material adverse change occurs (as defined in the credit facility). Following an event of default, Silicon Valley Bank would be entitled to, among other things, accelerate payment of amounts due under the credit facility and exercise all rights of a secured creditor. We were in compliance with the covenants under the credit facility at December 31, 2013.

We believe our existing cash and cash flow from operations, together with the undrawn balance under our credit facility with Silicon Valley Bank, will be sufficient to meet our working capital requirements for at least the next 12 months. However, our liquidity assumptions may prove to be incorrect, and we could utilize our available financial resources sooner than we currently expect. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in the section of this prospectus entitled “Risk Factors.”

In the future, we may attempt to raise additional capital through the sale of equity securities or through equity-linked or debt financing arrangements. If we raise additional funds by issuing equity or equity-linked securities, the ownership of our existing stockholders will be diluted. If we raise additional financing by the incurrence of indebtedness, we will be subject to increased fixed payment obligations and could also be subject to restrictive covenants, such as limitations on our ability to incur additional debt, and other operating restrictions that could adversely impact our ability to conduct our business. Any future indebtedness we incur may result in terms that could be unfavorable to equity investors.

There can be no assurances that we will be able to raise additional capital or obtain such waivers or amendments on acceptable terms or at all, which would adversely affect our ability to achieve our business objectives. In addition, if our operating performance during the next twelve months is below our expectations, our liquidity and ability to operate our business could be adversely affected.

The following table summarizes our cash flows for the years presented:

	Year Ended
	December 31, 2011	December 31, 2012	December 31, 2013
	(in thousands)
Cash flows provided by operating activities	$2,129	$15,598	$21,092
Cash flows used in investing activities	(8,140)	(9,030)	(11,862)
Cash flows provided by (used in) financing activities	1,327	(1,399)	(796)
Effects of exchange rates on cash	63	195	(94)

Increase (decrease) in cash and cash equivalents	$(4,621)	$5,364	$8,340

Operating Activities

Cash provided by operating activities is primarily influenced by increases in collections from buyers and the related payments to sellers, as well as our investment in personnel and infrastructure to support the anticipated growth of our business. Cash provided by operating activities has been further increased by changes in our working capital, particularly changes in accounts receivable and accounts payable. The timing of cash receipts from buyers and payments to sellers can significantly impact our cash provided by operations for any period presented. We typically collect from buyers in advance of payments to sellers by approximately 15 to 20 days. Our working capital cycle was relatively consistent for all periods presented. During the fourth quarter, our working capital needs may increase due to the seasonality in our business. In addition, we expect seasonality to impact cash flows provided by operating activities on a sequential quarter and quarter over quarter basis.

For the year ended December 31, 2011, cash provided by operating activities of $2.1 million resulted from our net loss of $15.4 million, offset by non-cash expenses of $7.8 million and net changes in our working capital of $9.8 million. The net change in working capital was primarily related to an increase in accounts payable and accrued expenses of approximately $18.4 million offset by an increase in accounts receivable of approximately $8.0 million, both due to the growth in our revenues, the timing of cash receipts from buyers and the timing of payments to sellers.

For the year ended December 31, 2012, cash provided by operating activities of $15.6 million resulted from our net loss of $2.4 million, offset by non-cash expenses of $10.2 million and net changes in our working capital of $7.8 million. The net change in working capital was primarily related to an increase in accounts payable and accrued expenses of approximately $32.3 million, and an increase in other liabilities of approximately $1.7 million, offset by an increase in accounts receivable of approximately $26.3 million, both due to the growth in our revenues, the timing of cash receipts from buyers, and the timing of payments to sellers.

For the year ended December 31, 2013, cash provided by operating activities of $21.1 million resulted from our net loss of $9.2 million offset by non-cash expenses of $19.0 million and net changes in our working capital of $11.4 million. The net change in working capital was primarily related to an increase in accounts payable and accrued expenses of approximately $39.2 million, offset by an increase in accounts receivable of approximately $27.1 million, due to the timing of cash receipts from buyers, the timing of payments to sellers, and the seasonality of our business.

Investing Activities

Our primary investing activities have consisted of purchases of property and equipment in support of our expanding headcount as a result of our growth, capital expenditures to develop our internal use software in support of creating and enhancing our technology infrastructure, and for cash used in acquisitions. Purchases of property and equipment may vary from period-to-period due to the timing of the expansion of our operations, the addition of headcount and the development cycles of our internal use software development costs. As our business grows, we expect our capital expenditures and our investment activity to continue to increase.

During the year ended December 31, 2011, we used $8.1 million of cash in investing activities, consisting of $3.7 million of investments in property and equipment, net of amounts reflected in accounts payable and accrued expenses at December 31, 2011, and $3.2 million of investments in our internal use software. In addition, during the year ended December 31, 2011, we paid $1.3 million that we had previously accrued related to an acquisition that occurred in 2010.

During the year ended December 31, 2012, we used $9.0 million of cash in investing activities, consisting of $3.7 million of investments in our internal use software and $3.0 million of investments in property and equipment, net of amounts reflected in accounts payable and accrued expenses at December 31, 2012 and net of amounts financed through capital leases. In addition, during the year ended December 31, 2012, we used $1.7 million for the acquisition of MobSmith, Inc., net of cash acquired. In conjunction with software license agreements, we reclassified $0.6 million of cash to restricted cash.

During the year ended December 31, 2013, we used $11.9 million of cash in investment activities, consisting of $6.8 million of investments in property and equipment, $3.9 million of investments in our internal use software, and $1.2 million of cash reclassified to restricted cash in conjunction with our corporate office building lease. During the year ended December 31, 2013, we continued to invest in property and equipment and internal use software to support our growth and increased headcount, expand our data center capabilities, and increase the functionality of our solution. In addition, during the year ended December 31, 2013, we relocated our corporate headquarters, in connection with which we incurred additional leasehold improvement costs.

Financing Activities

Our financing activities have consisted primarily of net proceeds from the borrowings under our Silicon Valley Bank credit facility, including the equipment loans, and the issuance of shares of common stock upon the exercise of stock options.

During the year ended December 31, 2011, cash provided by financing activities of $1.3 million was primarily due to borrowings of $2.0 million from our equipment loans with Silicon Valley Bank and proceeds of $0.2 million from stock option exercises, partially offset by payments of $0.9 million on our equipment loan and capital lease obligations.

During the year ended December 31, 2012, cash used in financing activities of $1.4 million was primarily due to payments of $1.5 million on our equipment loan and capital lease obligations, partially offset by proceeds of $0.1 million from stock option exercises.

During the year ended December 31, 2013, cash used in financing activities of $0.8 million was primarily due to payments of $1.0 million on our equipment loan and capital lease obligations and payments of offering costs to our professional advisors of $0.5 million related to our initial public offering, partially offset by proceeds of $0.9 million from stock option exercises.

Off Balance Sheet Arrangements

We do not have any relationships with other entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities that have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We did not have any other off balance sheet arrangements at December 31, 2013 other than preferred stock cumulative dividends, the operating leases, and the indemnification agreements described below.

The holders of our convertible preferred stock are entitled to dividends when, as, and if declared by our board of directors, and prior and in preference to common stock. Unless declared, dividends are not payable except that cumulative dividends are payable in the event of the sale, liquidation, dissolution, or winding up of the company. No dividends have been declared or paid to date. Immediately upon the closing of this offering, each outstanding share of convertible preferred stock will be automatically converted into one-half of a share of our common stock and these holders will no longer be entitled to cumulative dividends. Cumulative undeclared preferred stock dividends as of December 31, 2013 were $19.7 million.

Contractual Obligations and Known Future Cash Requirements

Our principal commitments consist of obligations under our outstanding credit facility with Silicon Valley Bank, leases for our various office facilities, including our corporate headquarters in Los Angeles, California, and non-cancelable operating lease agreements with data centers that expire through 2018. In certain cases, the terms of the lease agreements provide for rental payments on a graduated basis.

The following table summarizes our contractual obligations at December 31, 2013:

	2014	2015	2016	2017	2018	Thereafter	Total
	(in thousands)
Debt, including interest	$141	$141	$141	$141	$3,893	$—	$4,457
Capital lease obligations	299	106	—	—	—	—	$405
Operating lease obligations	3,867	2,026	2,320	110	—	—	$8,323

Total minimum payments	$4,307	$2,273	$2,461	$251	$3,893	$—	$13,185

Subsequent to December 31, 2013, we entered into new operating leases for office facilities in New York, Seattle and Berlin. Future non-cancelable minimum commitments relating to these operating leases totaling $3.9 million are due from February 2014 through April 2019.

At December 31, 2013, liabilities for unrecognized tax benefits of $1.5 million, which are attributable to U.S. income taxes, are not included in the table above because, due to their nature, there is a high degree of uncertainty regarding the time of future cash outflows and other events that extinguish these liabilities. In the ordinary course of business, we enter into agreements with sellers, buyers and other third parties pursuant to which we agree to indemnify buyers, sellers, vendors, lessors, business partners, lenders, stockholders, and other parties with respect to certain matters, including, but not limited to, losses resulting from claims of intellectual property infringement, damages to property or persons, business losses, or other liabilities. Generally these indemnity and defense obligations relate to our own business operations, obligations, and acts or omissions. However, under some circumstances, we agree to indemnify and defend contract counterparties against losses resulting from their own business operations, obligations, and acts or omissions, or the business operations, obligations, and acts or omissions of third parties. These indemnity provisions generally survive termination or expiration of the agreements in which they appear. In addition, we have entered into indemnification agreements with our directors, executive officers and certain other officers that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees. No demands have been made upon us to provide indemnification under such agreements and there are no claims that we are aware of that could have a material effect on our consolidated financial statements.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe that the assumptions and estimates associated with the evaluation of revenue recognition criteria, including the determination of revenue recognition as net versus gross in our revenue arrangements, internal-use software development costs, the valuation of common stock, including assumptions used in the Black-Scholes option pricing model to determine the fair value of stock options and stock-based compensation expense, the valuation of preferred stock warrant liabilities, the assumptions used in the valuation of acquired assets and liabilities in business combinations, and income taxes, including the realization of tax assets and estimates of tax liabilities, have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates. For further information on all of our significant accounting policies, see the notes to our consolidated financial statements.

We have identified several material weaknesses in our internal control over financial reporting. For additional information, see the risk factor entitled “We have identified certain material weaknesses in our internal control over financial reporting. Failure to maintain effective internal controls could cause our investors to lose confidence and adversely affect the market price of our common stock. If our internal controls are not effective, we may not be able to accurately report our financial results or prevent fraud.”

Revenue Recognition

We generate revenue from buyers and sellers who use our solution for the buying and selling of advertising inventory. We recognize revenue when four basic criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the fees are fixed or determinable, and (iv) collectibility is reasonably assured. We maintain separate arrangements with each buyer and seller in the form of master agreements, which set out the terms of the relationship and access to our solution, or insertion orders which specify price and volume requests. We also generate revenue directly from sellers who maintain the primary relationship with buyers and utilize our solution. In applying the foregoing criteria, we recognize revenue upon the completion of a transaction, that is, when an impression has been delivered to the consumer viewing a website or application. We assess whether fees are fixed or determinable based on impressions delivered and the contractual terms of the arrangements. Subsequent to the delivery of an impression, the fees are generally not subject to adjustment or refund. Historically, any refunds and adjustments have not been material. We assess collectability based on a number of factors, including the creditworthiness of a buyer and seller and payment history. Our revenue arrangements do not include multiple deliverables. We generally bill buyers for the gross amount of advertising inventory they purchase plus fees, if any, and we remit to a seller the amount spent by the buyer for the advertising inventory purchased less our fees.

We also report revenue in conformity with Revenue Recognition-Principal Agent Considerations. The determination of whether we are the principal or agent, and hence whether to report revenue on a gross basis for the amount of the advertising inventory buyers purchase using our platform, plus fees, if any, or on a net basis for the amount of fees charged to the buyer, if any, and fees retained from or charged to the seller, requires us to evaluate a number of indicators, none of which is presumptive or determinative. Our solution enables buyers and sellers to purchase and sell advertising inventory, matches buyers and sellers and establishes rules and parameters for advertising inventory transactions. Pricing is generally determined through our auction process. We do not purchase advertising inventory. As a result of these and other factors, we have determined we are not the principal in the purchase and sale of advertising inventory in all of our arrangements and we therefore report revenue on a net basis.

Internal Use Software Development Costs

We capitalize certain internal use software development costs associated with creating and enhancing internally developed software related to our technology infrastructure. These costs include personnel and related employee benefit expenses for employees who are directly associated with and who devote time to software projects, and external direct costs of materials and services consumed in developing or obtaining software. Software development costs that do not meet the qualification for capitalization, as further discussed below, are expensed as incurred and recorded in technology and development expenses in the results of operations.

Software development activities generally consist of three stages, (i) the planning phase, (ii) the application and infrastructure development stage, and (iii) the post implementation stage. Costs incurred in the planning and post implementation phases of development of our software technologies, including costs associated with the post-configuration training and repairs and maintenance of the developed technologies, are expensed as incurred. We capitalize costs associated with software developed for internal use when both the preliminary project stage is completed and management has authorized further funding for the completion of the project. Costs incurred in the application and infrastructure development stage, including significant enhancements and upgrades, are capitalized. Capitalization ends once a project is substantially complete and the software and technologies are ready for their intended purpose. Internal use software development costs are amortized using a straight-line method over the estimated useful life of three years, commencing when the software is ready for its intended use. We believe the straight-line recognition method approximates the manner in which the expected benefit will be derived.

We do not transfer ownership of our software to, or lease our software to, third parties.

Stock-Based Compensation

Compensation expense related to employee stock-based awards is measured and recognized in the financial statements based on the fair value of the awards granted. The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model. Stock-based compensation expense is recognized on a straight-line basis, net of forfeitures, over the requisite service periods of the awards, which is generally four years.

Stock-based awards issued to non-employees are accounted for at fair value determined by using the Black-Scholes option-pricing model. We believe that the fair value of the stock options is more reliably measured than the fair value of the services received. The fair value of each non-employee stock-based compensation award is re-measured each period until a commitment date is reached, which is generally the vesting date.

Determining the fair value of stock-based awards at the grant date requires judgment. Our use of the Black-Scholes option-pricing model requires the input of subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of our common stock, risk-free interest rates, and the expected dividend yield of our common stock. The assumptions used in our option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

These assumptions and estimates are as follows:

Fair Value of Common Stock. Because there is no public market for the company’s common stock, our board of directors has determined the fair value of the common stock at the time of the grant of options and restricted stock awards by considering a number of objective and subjective factors discussed under “Common Stock Valuation” below.

Risk-Free Interest Rate. We base the risk-free interest rate used in the Black-Scholes option-pricing model on the yields of U.S. Treasury securities with maturities appropriate for the term of employee stock option awards.

Expected Term. The expected term of employee stock options represents the weighted-average period that the stock options are expected to remain outstanding. Given insufficient historical data relating to stock-option exercises, to determine the expected term, we apply the simplified approach, in which the expected term of an award is presumed to be the mid-point between the vesting date and the expiration date of the award.

Volatility. Because we do not have a trading history for our common stock, we determine the expected volatility based on the historical volatilities of our publicly traded peer group based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers consist of several public companies in the industry that represent similar, but alternative investment opportunities to an investment in our Company. We did not rely on implied volatilities of traded options in our industry peers’ common stock because the volume of activity was relatively low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

Dividend Yield. The dividend yield assumption is based on our history and current expectations of dividend payouts. We have never declared or paid any cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future and, consequently, we used an expected dividend yield of zero.

The following table summarizes the weighted-average assumptions used in the Black-Scholes option-pricing model to determine the fair value of our stock options as follows:

	Year Ended December 31,
	2011	2012	2013
Fair value of common stock	$3.52	$4.70	$8.76
Risk-free interest rate	1.91%	0.94%	1.28%
Expected term (in years)	5.9	5.8	6.0
Volatility	57%	59%	58%
Dividend Yield	—%	—%	—%

In addition to the assumptions used in the Black-Scholes option-pricing model, we must also estimate a forfeiture rate to calculate the stock-based compensation expense for our awards. Our forfeiture rate is based on an analysis of our historical forfeitures and expected future forfeiture trends. We will continue to evaluate the appropriateness of the forfeiture rate based on historical forfeiture experience, analysis of employee turnover, and other factors. Quarterly changes in the estimated forfeiture rate may have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the consolidated financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in the consolidated financial statements.

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.

Due to the full valuation allowance provided with regard to our net deferred tax assets, we have not recorded any tax benefit attributable to stock-based awards for the years ended December 31, 2011, 2012 and 2013.

Common Stock Valuations

We are required to estimate the fair value of the common stock underlying our stock-based awards when performing the fair value calculations with the Black-Scholes option-pricing model. The fair values of the common stock underlying our stock-based awards were determined by our board of directors, with input from management and contemporaneous third-party valuations. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. As described below, the exercise price of our stock options was determined by our board of directors with reference to the most recent contemporaneous third-party valuation as of the grant date.

Given the absence of a public trading market of our common stock, and in accordance with the practice aid issued by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock, including:

•	contemporaneous valuations performed by unrelated third-party specialists;

•	the prices, rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock;

•	the prices of our convertible preferred stock and common stock sold to outside investors in arms-length transactions;

•	the lack of marketability of our common stock;

•	our actual operating and financial performance;

•	current business conditions and projections;

•	our hiring of key personnel and the experience of our management;

•	our history and the timing of the introduction of new products and services;

•	our stage of development;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our Company given prevailing market conditions;

•	the illiquidity of stock-based awards involving securities in a private company;

•	the market performance of comparable publicly traded companies; and

•	the U.S. and global capital market conditions.

In valuing our common stock, our board of directors determined the equity value of our business using the market comparable approach valuation method and, beginning in March 1, 2013 the income approach valuation method. The market comparable approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple is determined and then applied to the subject company’s operating results to estimate the value of the subject company. To determine our peer group of companies, we considered public software and digital advertising companies and selected those that that represent similar, but alternative investment opportunities to an investment in our Company. From time to time, we updated the set of comparable companies as new or more relevant information became available.

The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar lines of business as of each valuation date and is adjusted to reflect the risks inherent in our cash flows. Once we determined an equity value, we used the option pricing method, or OPM, to allocate the equity value to each of our classes of stock. The OPM values each equity class by creating a series of call options on our equity value, with exercise prices based on the liquidation preferences, participation rights, and strike prices of the equity instruments. This method is generally preferred when a discrete set of future outcomes is not transparent or are difficult to predict, and dissolution or liquidation is not imminent. Starting in March 2013, due to greater clarity on potential liquidity scenarios, we began using the Probability Weighted Expected Return Method, or PWERM, to allocate our equity value among the various outcomes. Using the PWERM, the value of our common stock is estimated based upon a probability-weighted analysis of varying values for our common stock assuming possible future events for our Company, such as:

•	A “hold and build” scenario, where we would continue as a private company prior to an eventual sale;

•	Strategic sale in the near term;

•	Initial public offering, or IPO; or

•	A downside scenario in which we sell at a lower than expected shareholder liquidation value.

Application of these approaches involves the use of estimates, judgment and assumptions, such as revenue, expenses and future cash flows and selection of comparable companies. Changes in our assumptions or the interrelationship of those assumptions impacted the valuations as of each valuation date.

In addition, we also considered an appropriate discount adjustment to recognize the lack of marketability and liquidity due to the fact that stockholders of private companies do not have access to trading markets similar to those enjoyed by stockholders of public companies. The discount for marketability was determined using a protective put option model, in which a put option is used as a proxy for measuring discounts for lack of marketability of securities.

From time to time, we updated the set of comparable companies as new or more relevant information became available. Compared to the September 30, 2012 valuation, for the March 1, 2013 valuation, we eliminated four comparable companies and added new comparable companies based on our growth rates and current size. The set of comparable companies was the same for the March 1, 2013 and June 1, 2013 valuations. For the October 1, 2013 valuation, we added four new comparable companies. Each newly added company was in the digital advertising/services industry and had recently completed its initial public offering, providing publicly available financial data from which valuation multiples could be derived. The set of comparable companies was consistent with the set used in the calculation of the non-marketability discount. The market multiples are based on key metrics of comparable publicly traded companies, including high-growth companies in the digital advertising sector.

Between December 13, 2012 and the date of this prospectus, we granted the following stock options:

Option Grant Dates	Number of Shares Subject to Options Granted	Exercise Price Per Share		Common Stock Fair Value Per Share at Grant Date
	(in thousands)
December 13, 2012	242	$4.70		$4.70
February 22, 2013	2,197	$7.80	*	$7.80
April 24, 2013	317	$7.80		$7.80
June 7, 2013	560	$8.30		$8.30
July 24, 2013	700	$9.80		$9.80
October 30, 2013	525	$11.84		$11.84
March 3, 2014	500	$16.22		$16.22

*	In light of the proximity of the February 22, 2013 grants to the valuation dated as of March 1, 2013, our board of directors reconsidered the fair value of the common stock and, on November 14, 2013, revised the exercise price of the options granted on February 22, 2013 to the revised estimated fair value of the common stock of $7.80.

On March 3, 2014, our board of directors approved the issuance of 2,200,371 shares of restricted stock to our employees and consultants.

Based upon $16.00 per share, the mid-point of the price range on the cover page of this prospectus, the aggregate intrinsic value of options outstanding as of December 31, 2013 was approximately $82.5 million, of which $37.2 million related to vested options and approximately $45.3 million related to unvested options.

At December 31, 2013, we had unrecognized stock-based compensation related to stock options of approximately $17.3 million which is expected to be recognized over a weighted-average period of 2.6 years.

As a result of the March 3, 2014 option grants and restricted stock issuance, we expect to recognize additional stock-based compensation expense of approximately $40.0 million primarily over the next four years.

Valuation Inputs

December 13, 2012. In estimating the fair value of our common stock to set the exercise price of such options, our board of directors considered a valuation analysis for our common stock dated as of September 30, 2012. The valuation analysis reflected a fair value for our common stock of $4.58. The primary valuation considerations were an enterprise value determined from the market-based approach using an enterprise value multiple applied to our forward revenue metric for 2012 and a lack of marketability discount of 20%. The OPM utilized the following assumptions: a time to liquidity event of 1.25 years; a risk free rate of 0.19%; and volatility of 50% over the time to a liquidity event. Estimates of the volatility of our common stock were based on available information on the volatility of common stock of comparable publicly traded companies. Our board of directors considered the proximity relative to the September 30, 2012 valuation and our financial performance in establishing the fair value of the common stock and the exercise price of the options granted in December 2012 at $4.70.

February 22, 2013 and April 24, 2013. Our board of directors considered the proximity relative to the September 30, 2012 valuation and our financial performance in initially establishing the fair value of the common stock and the exercise price of the options granted in February 2013 at $5.00. However, our board of directors subsequently received another contemporaneous valuation analysis dated as of March 1, 2013. The March 1, 2013 valuation analysis reflected a fair value for our common stock of $7.56. The primary valuation considerations were an enterprise value determined from the income approach, weighted at 75% and a market-based approach weighted at 25%. The income approach, specifically a discounted cash flow analysis, was developed based on our three year forecast and utilized a weighted average cost of capital, or WACC, of 25%. The market-based approach used a selected multiple applied to our projected 2013 and 2014 revenue. The multiple increased from the September 30, 2012 valuation analysis was primarily due to the adjustments to the set of comparable publicly traded companies included in the analysis to better reflect our growth rates and current size. The selected multiples for the market-based approach were below the average and median of the comparable publicly traded companies due to our smaller size. After deriving the value of total invested capital using the income approach and the market-based approach, we proceeded to estimate the value of the securities using both the OPM, weighted at 25% and the PWERM, weighted at 75%. The OPM utilized the following assumptions: a time to liquidity event of 2.0 years, a risk free rate of 0.25%, volatility of 50% over the time to a liquidity event and an 18% discount for lack of marketability. Estimates of the volatility of our common stock were based on available information on the volatility of common stock of comparable publicly traded companies. The PWERM used four scenarios: the “hold and build” scenario with an eventual sale two years after the valuation date, weighted at 15% with a discount for lack of marketability of 18%; the strategic sale scenario with a sale to a strategic buyer in the six months after the valuation date, weighted at 10% with a lack of marketability discount of 9%; an IPO scenario, with a filing one year from the valuation date, weighted at 43% with a lack of marketability discount of 12%; and a downside scenario, with a sale at a lower than expected value three years from the valuation date, weighted at 32% and a lack of marketability discount of 22%. In light of the proximity of the February 22, 2013 grants to the valuation dated as of March 1, 2013, our board of directors reconsidered the fair value of the common stock and, on November 14, 2013, revised the exercise price of the options granted on February 22, 2013 to the revised estimated fair value of the common stock of $7.80. The increase in our fair value resulted in part from the continued growth and financial performance of our business. During the three months ended March 31, 2013, managed revenue grew by 45% and our revenue grew 54% compared to the three months ended March 31, 2012, indicating a significant increase in the adoption of our solution, and we expanded our management team by hiring our President and our Chief Financial Officer and Chief Operating Officer, each of whom has experience in management of a public company. With respect to the April 2013 grants, our board of directors considered the proximity relative to the March 1, 2013 valuation, and that there were no material changes to the business since the March 2013 valuation, in establishing the fair value of the common stock and the exercise price of the options granted in April 2013 at $7.80.

June 7, 2013 and July 24, 2013. In estimating the fair value of our common stock to set the exercise price of such options, our board of directors considered a valuation analysis for our common stock dated as of June 1, 2013. The valuation analysis reflected a fair value for our common stock of $8.30. The primary valuation considerations were an enterprise value determined from the income approach weighted at 75% and from the market-based approach weighted at 25%. The income approach, specifically a discounted cash flow analysis, was developed based on our three year forecast and utilized a WACC of 28%. The market-based approach used a selected multiple applied to our projected 2013 and 2014 revenue. The selected multiples for the market based approach were below the average and median of the comparable publicly traded companies due to our smaller size. After deriving the value of total invested capital using the income approach and the market-based approach, we proceeded to estimate the value of the securities using both the OPM, weighted at 25% and the PWERM, weighted at 75%. The OPM utilized the following assumptions: a time to liquidity event of 2.0 years, a risk free rate of 0.30%, volatility of 45% over the time to a liquidity event and a 16% discount for lack of marketability. Estimates of the volatility of our common stock were based on available information on the volatility of common stock of comparable publicly traded companies. The PWERM used four scenarios: the “hold and build” scenario with an eventual sale two years after the valuation date, weighted at 15% with a discount for lack of marketability of 16%; the strategic sale scenario with a sale to a strategic buyer in the six months after the valuation date, weighted at 10% with a lack of marketability discount of 8%; an IPO scenario, with a completion of an IPO one year from the valuation date, weighted at 43% with a lack of marketability discount of 11%; and a downside scenario, with a sale at a lower than expected value three years from the valuation date, weighted at 32% and a lack of marketability discount of 19%. Our board of directors considered the proximity relative to the June 2013 valuation and our financial performance in establishing the fair value of the common stock and the exercise price of the options granted in June 2013 at $8.30. Our board of directors considered the proximity relative to the June 2013 valuation and our financial performance in establishing the fair value of the common stock and the exercise price of the options granted in July 2013 at $9.80. The increase in our fair value resulted in part from the continued growth and financial performance of our business. During the three months ended

June 30, 2013, our managed revenue grew 48% and our revenue grew 46% compared to the three months ended June 30, 2012, indicating a continuing increase in the adoption of our solution, and we expanded our management team by hiring 10 new members of senior management in the areas of engineering, legal, finance, strategy and corporate development.

October 30, 2013. In estimating the fair value of our common stock to set the exercise price of such options, our board of directors considered a valuation analysis for our common stock dated as of October 1, 2013. The valuation analysis reflected a fair value for our common stock of $11.84. The primary valuation considerations were an enterprise value determined from the income approach weighted at 75% and from the market-based approach weighted at 25%. The income approach, specifically a discounted cash flow analysis, was developed based on our forecast through 2015 and utilized a WACC of 23%. The market-based approach used a selected multiple applied to our projected 2013 and 2014 revenue. The multiple increased from the July 1, 2013 valuation analysis was primarily due to the addition of four newly public companies in the digital advertising sector to the set of comparable publicly traded companies included in the analysis. The selected multiples for the market based approach were below the average and median of the comparable publicly traded companies due to the smaller size of our Company. After deriving the value of total invested capital using the income approach and the market-based approach, we proceeded to estimate the value of the securities using both the OPM, weighted at 10% and the PWERM, weighted at 90%. The OPM utilized the following assumptions: a time to liquidity event of 1.0 years, a risk free rate of 0.10%, volatility of 47% over the time to a liquidity event and a 10% discount for lack of marketability. Estimates of the volatility of our common stock were based on available information on the volatility of common stock of comparable publicly traded companies. The PWERM used four scenarios: the “hold and build” scenario with an eventual sale 1.5 years after the valuation date, weighted at 10% with a discount for lack of marketability of 13%; the strategic sale scenario with a sale to a strategic buyer in the six months after the valuation date, weighted at 5% with a lack of marketability discount of 7%; an IPO scenario, with a completion of an IPO nine months from the valuation date, weighted at 55% with a lack of marketability discount of 9%; and a downside scenario, with a sale at a lower than expected value 2.5 years from the valuation date, weighted at 30% and a lack of marketability discount of 16%. The shift in the probabilities of the various scenarios in the October 2013 valuation was a result of our commencement of preparations for our initial public offering, increasing the likelihood of an initial public offering relative to other liquidity scenarios. Our board of directors considered the proximity relative to the October 2013 valuation and our financial performance in establishing the fair value of the common stock and the exercise price of the options granted in October 2013 at $11.84. The increase in our fair value resulted in part from the continued growth and financial performance of our business, and our commencement of preparations for our initial public offering, the increase in the probability of an initial public offering relative to other shareholder liquidation alternatives and the resulting decrease in the discount for lack of marketability.

March 3, 2014. In estimating the fair value of our common stock to set the exercise price of such options, our board of directors considered a valuation analysis for our common stock dated as of December 31, 2013. The valuation analysis reflected a fair value for our common stock of $16.22. The primary valuation considerations were an enterprise value determined from the income approach weighted at 50% and from the market-based approach weighted at 50%. The income approach, specifically a discounted cash flow analysis, was developed based on our forecast through 2015 and utilized a WACC of 18%. The market-based approach used a selected multiple applied to our 2013 and projected 2014 revenue. After deriving the value of total invested capital using the income approach and the market-based approach, we proceeded to estimate the value of the securities using both the OPM, weighted at 10% and the PWERM, weighted at 90%. The OPM utilized the following assumptions: a time to liquidity event of 0.7 years, a risk free rate of 0.10%, volatility of 47% over the time to a liquidity event and an 8.4% discount for lack of marketability. Estimates of the volatility of our common stock were based on available common stock volatilitites of comparable publicly traded companies. The PWERM used three scenarios: the strategic sale scenario with a sale to a strategic buyer twelve months after the valuation date, weighted at 12.5% with a lack of marketability discount of 10.1%; an IPO scenario, with an estimated completion of an IPO four months from the valuation date, weighted at 75% with a lack of marketability discount of 5.8%; and a downside scenario, with a sale at a lower than expected value 2.5 years from the valuation date, weighted at 12.5% and a lack of marketability discount of 15.8%. The shift in the probabilities of the various scenarios in the December 2013 valuation was a result of our progress in our preparations for our initial public offering, increasing the likelihood of an initial public offering relative to other liquidity scenarios. Our board of directors also considered information regarding a private sale of shares by a stockholder to an unaffiliated third-party in December 2013 at a price of $12.51 per share, subject to a linear upward adjustment to a maximum of $16.69 per share, which upward adjustment is conditioned upon our completion of, on or prior to December 31, 2014, an initial public offering or merger or sale of all or substantially all of our stock or assets based on a per share valuation of the company of $22.25 or higher. Our board of directors considered the proximity relative to the December 31, 2013 valuation and the private sale, as well as our financial performance, in establishing the fair value of the common stock and the exercise price of the options granted in March 2014 at $16.22. The increase in our fair value resulted in part from the continued growth and financial performance of our business, and our continued preparations for our initial public offering, the increase in the probability of an initial public offering relative to other shareholder liquidation alternatives and the resulting decrease in the discount for lack of marketability to 8.4%.

Offering Price

As discussed above, in March 2014, in consultation with the underwriters, our board of directors, our pricing committee, members of senior management, and potential investors, we determined our anticipated offering price range to be $15.00 to $17.00 per share.

Fair Value of Preferred Stock Warrant Liabilities

We have issued warrants to purchase preferred stock in connection with financing arrangements and we account for these warrants as liabilities at fair value because the underlying shares of convertible preferred stock are redeemable or contingently redeemable, including in the case of a deemed liquidation, which may obligate us to transfer assets to the warrant holders. The preferred stock warrants are recorded at fair value at the time of issuance and changes in the fair value of the preferred stock warrants each reporting period are recorded as part of other expense, net in the consolidated statement of operations until the earlier of the exercise or expiration of the warrants; or such time that the warrants convert to warrants to purchase common stock. The fair value of the preferred stock warrants was estimated using the Black-Scholes option-pricing model. Upon the earlier of the exercise of the warrants or the completion of a liquidation event, including the completion of an initial public offering in which the shares underlying the warrants would convert from the related shares of preferred stock into shares of common stock, the preferred stock warrant liability will be re-measured to fair value and any remaining liability will be reclassified to additional paid-in capital.

Business Combinations

The results of businesses acquired in a business combination are included in our consolidated financial statements from the date of acquisition. We allocate the purchase price, which is the sum of the consideration we provide which may consist of cash and or equity, in a business combination to the identifiable assets and liabilities of the acquired business at their acquisition date fair values. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates including the selection of valuation methodologies, estimates of future revenues and cash flows, discount rates and selection of comparable companies.

When we issue stock-based or cash awards to an acquired company’s selling stockholders, we evaluate whether the awards are contingent consideration or compensation for post-business combination services. Our evaluation includes, among other things, whether the vesting of the awards is contingent on the continued employment of the selling stockholder beyond the acquisition date. If continued employment is required for vesting, the awards are treated as compensation for post-acquisition services and recognized as expense over the requisite service period.

To date, the assets acquired and liabilities assumed in our business combinations have primarily consisted of computer equipment and finite-lived intangible assets, consisting primarily of developed technologies. Fair value of the acquired computer equipment approximated their net book value. We estimate the fair value of long-lived intangible assets acquired using a discounted cash flow approach, which includes an analysis of the future cash flows expected to be generated by the asset and the risk associated with achieving these cash flows. The key assumptions used in the discounted cash flow model include the discount rate that is applied to the forecasted future cash flows to calculate the present value of those cash flows and the estimate of future cash flows attributable to the acquired intangible asset, which include revenue, expenses and taxes. The carrying value of acquired working capital approximates its fair value given the short-term nature of these assets and liabilities.

Income Taxes

Deferred income tax assets and liabilities are determined based upon the net tax effects of the differences between the consolidated financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed.

A valuation allowance is used to reduce some or all of the deferred tax assets if based upon the weight of available evidence, it is more likely than not that those deferred tax assets will not be realized. We have established a full valuation allowance to offset our domestic net deferred tax assets due to the uncertainty of realizing future tax benefits from our net operating loss carryforwards and other deferred tax assets.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has greater than 50% likelihood of being realized. We recognize interest and penalties accrued related to our uncertain tax positions in our income tax provision in our consolidated statement of operations.

We recognize excess tax benefits associated with stock-based compensation to stockholders’ deficit only when realized based on applying a with-and-without approach.

Recently Issued and Adopted Accounting Pronouncements

Under the Jumpstart Our Business Startups Act, or JOBS Act, we meet the definition of an emerging growth company. We have irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

In March 2013, the Financial Accounting Standards Board, or FASB, issued new accounting guidance clarifying the accounting for the release of cumulative translation adjustment into net income when a company either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2013. The adoption of this guidance is not expected to have any impact on our consolidated financial statements.

In July 2013, the FASB issued an accounting standards update clarifying that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except in certain circumstances. The standards update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of this guidance is not expected to have any impact on our consolidated financial statements.

Quantitative and Qualitative Disclosure about Market Risk

We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business. These risks include primarily interest rate, foreign exchange and inflation risks.

Interest Rate Risk

Our cash and cash equivalents consist of cash and money market accounts. Our borrowings under our credit facility with Silicon Valley Bank are at variable interest rates and capital lease obligations are generally at fixed interest rates.

The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. Because our cash and cash equivalents have a relatively short maturity, our portfolio’s fair value is relatively insensitive to interest rate changes. We do not believe that an increase or decrease in interest rates of 100 basis points would have a material effect on our operating results or financial condition. In future periods, we will continue to evaluate our investment policy in order to ensure that we continue to meet our overall objectives.

Foreign Currency Exchange Risk

We have foreign currency risks related to our revenue and expenses denominated in currencies other than the U.S. Dollar, principally British Pounds and Euro. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. We have experienced and will continue to experience fluctuations in our net loss as a result of transaction gains and losses related to translating certain cash balances, trade accounts receivable and payable balances and intercompany balances that are denominated in currencies other than the U.S. Dollar. The effect of an immediate 10% adverse change in foreign exchange rates on foreign-denominated accounts at December 31, 2013, including intercompany balances, would result in a foreign currency loss of approximately $2.8 million. In the event our foreign sales and expenses increase, our operating results may be more greatly affected by fluctuations in the exchange rates of the currencies in which we do business. At this time we do not, but we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the impact hedging activities would have on our results of operations.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

BUSINESS

Overview

We are a technology company on a mission to automate the buying and selling of advertising. Our Advertising Automation Cloud is a highly scalable software platform that powers and optimizes a leading marketplace for the real time trading of digital advertising between buyers and sellers. Through the speed and big data analytics of our algorithm-based solution, we have transformed the cumbersome, complex process of buying and selling digital advertising into a seamless automated process that optimizes results for both buyers and sellers. Buyers of digital advertising use our platform to reach 97% of Internet users in the United States and over 600 million Internet users globally on some of the world’s leading websites and applications. Sellers of digital advertising use our platform to maximize revenue from advertising, decrease costs and protect their brands and user experience, while accessing a global market of buyers representing over 100,000 brands since our inception. The benefits we provide to both buyers and sellers, and the time and effort spent by both buyers and sellers to integrate with our platform and associated applications, give us a critical position in the digital advertising ecosystem.

Our Advertising Automation Cloud incorporates proprietary machine-learning algorithms, sophisticated data processing, high volume storage, detailed analytics capabilities, and a distributed infrastructure. We analyze billions of data points in real time to enable our solution to make approximately 300 data-driven decisions per transaction in milliseconds, and to execute up to 2.5 million peak queries per second, approximately 25 billion transactions per week and 3 trillion bid requests per month. Our Advertising Automation Cloud features applications for digital advertising sellers, including websites, applications and other digital media properties, to sell their advertising inventory; applications for buyers, including DSPs, ad networks and advertising agencies, to buy advertising inventory; and an exchange over which such transactions are executed. Together, these features power and optimize a comprehensive, transparent, independent advertising marketplace that brings buyers and sellers together and facilitates intelligent decision-making and automated transaction execution for the advertising inventory we manage on our platform. We believe we help increase the volume and effectiveness of advertising, increasing revenue for sellers and improving return on advertising investment for buyers.

We have direct relationships built on technical integration with over 700 sellers of digital advertising, including approximately 40% of the U.S. comScore 100, which is a list of the top U.S. digital sellers by reach. We believe that our direct relationships and integration with sellers, which differentiate us from many other participants in the advertising ecosystem, make us a vital participant in the digital advertising industry. Our integration of sellers into our platform gives sellers the ability to monetize a full variety and volume of inventory. At the same time, buyers leverage our platform to manage their advertising spending, simplify order management and campaign tracking, obtain actionable insights into audiences for their advertising and access impression level purchasing from hundreds of sellers. We believe buyers need our platform because of our powerful solution and our direct relationships and integration with some of the world’s largest websites and applications. Our solution is constantly self-optimizing based on our ability to analyze and learn from vast volumes of data. The additional data we obtain from the volume of transactions on our platform help make our machine-learning algorithms more intelligent, leading to higher quality matching between buyers and sellers, better return on investment for buyers and higher revenue for sellers. As a result of that high quality matching, we attract even more sellers which in turn attracts more buyers and vice versa. We believe this self-reinforcing dynamic creates a strong platform for growth. The historical and real time data we derive from the over 700 seller integrations, 25 billion transactions per week, 3 trillion bid requests per month and 600 million Internet users globally that interact with our platform per month inform our machine-learning algorithms to create a size, scale and capability that is difficult to replicate.

We believe we are positioned to take advantage of several trends in the advertising industry, including the shift in advertising spending from analog to digital advertising, the move towards automation and the convergence of media across multiple channels. The display, mobile and video digital advertising market is projected to grow to $90 billion by 2017, and the need for automation in this market is growing commensurately, with real time bidding alone projected to grow at a compounded annual growth rate of 57% from $1.4 billion in 2011 to $20.8 billion in 2017.

For the year ended December 31, 2013 our revenue was $83.8 million, a 47% increase over the same period in 2012. We recorded a net loss of $9.2 million and Adjusted EBITDA of $11.2 million for the year ended December 31, 2013, compared with a net loss of $2.4 million and Adjusted EBITDA of $9.2 million for the year ended December 31, 2012. In 2012, our revenue was $57.1 million, a 54% increase over 2011. We recorded a net loss of $2.4 million and Adjusted EBITDA of $9.2 million in 2012, and a net loss of $15.4 million and negative Adjusted EBITDA of $6.7 million in 2011. For information on Adjusted EBITDA, and a reconciliation of Adjusted EBITDA to net loss on the basis of accounting principles generally accepted in the United States, or GAAP, please refer to “Selected Consolidated Financial and Other Data.”

Advertising spending transacted on our platform has grown significantly. Managed revenue is an operational measure that represents this advertising spending. Managed revenue would represent our revenue if we were to record our revenue on a gross basis instead of a net basis. Managed revenue does not represent revenue reported on a GAAP basis. We review managed revenue for internal management purposes to assess market share and scale and to compare our performance to others in our industry that report revenue on a gross basis. Our managed revenue was $485.1 million in 2013, which represents a 43% increase over managed revenue of $338.9 million in 2012, and a 103% increase over managed revenue of $238.8 million in 2011.

Our Industry

Shift Towards Digital Advertising

The advertising industry is in the midst of a decades-long shift from advertising in analog and print media like print newspapers, magazines, broadcast radio and television to digital advertising. Increasing numbers of consumers are consuming digitally delivered content over the Internet, mobile networks and digital television, creating an opportunity for advertisers to target audiences more accurately and deliver more relevant advertising in real time on multiple screens. Through various technologies, advertisers are able to analyze data regarding Internet browsing, measure return on investment, demographics, user behavior and other attributes that enable them to create and deliver targeted advertisements to consumers that help achieve specific advertising goals. As a result, digital advertising has the potential to drive return on advertising investment many times higher than print, broadcast radio and television. Technological advances are also enabling sellers to sell their inventory on an impression-by-impression basis, as well as in bulk, making it easier for sellers to better optimize and expand the monetization of their inventory.

Development of a Complex Digital Advertising Ecosystem Comprising a Large Number of Buyers, Sellers and Other Participants

In the early stages of the digital advertising market, advertisers and sellers of advertising inventory transacted directly with one another or through a small number of intermediaries. As Internet usage increased and the scale of websites, applications and data expanded, it became increasingly difficult for advertisers to effectively target consumers and for sellers to effectively monetize their inventory. To address these challenges, advertisers and sellers of advertising inventory have come to rely on an ecosystem of multiple technology and service providers, described below.

Buyers: At one end of the ecosystem, spending begins with advertisers, who often engage advertising agencies to help plan and execute their digital advertising campaigns. Agencies traditionally execute their digital advertising campaigns through one of the following avenues, which we refer to collectively as buyers:

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Ad networks: There are hundreds of ad networks that seek to optimize campaigns to achieve advertiser and agency goals. Ad networks may arbitrage by purchasing advertising inventory from sellers and then selling it to advertisers at higher prices. Ad networks may be broad and cover more than one industry or cover various niche areas, such as a specific industry like retail.

•	Demand side platforms or DSPs: There are many DSPs in the digital advertising industry and they generally use real time bidding, or RTB, to purchase advertising inventory from sellers on an automated, impression-by-impression basis. DSPs may earn revenue through arbitrage, like ad networks, or they may charge fees for their services.

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Agency trading desks or ATDs: Typically, agencies plan and execute media purchases by interacting with DSPs through their own in-house ATDs. Advertising agencies often centralize their digital advertising expertise into an ATD in order to better optimize advertiser campaigns and digital media purchases.

Sellers: At the other end of the ecosystem, sellers create websites and applications that contain viewable space for advertisements, or impressions, that can be delivered to users as they visit and navigate through websites and applications. These impressions can be sold to buyers either in advance via manual or automated direct sales efforts, or in real time on an impression-by-impression basis via a third-party through the digital advertising ecosystem.

Other Sell-Side Participants: Sellers may use additional sell-side representatives in connecting with buyers:

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Supply side platforms or SSPs: Sellers often sell their advertising inventory through a third party SSP, which is a platform that helps sellers offer and optimize their advertising inventory in real time.

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Ad servers: Sellers use ad servers to display advertisements received from buyers and to track the delivery of advertisements to consumers. Typically these platforms can easily integrate with SSPs and act as the last link in the chain between advertisers and Internet users.

Exchanges: Buyers and sellers may sometimes come together through an exchange, which matches and presents available impressions to buyers. Once the impression has been matched, the exchange enables the advertisement to be served and manages the financial aspects of the transaction. Exchanges can enable increased liquidity and transparency in transactions between buyers and sellers.

Costs, Inefficiencies and Lack of Transparency Inherent in Existing Ecosystem

This ecosystem of various buyers, sellers and other intermediaries has helped advertisers access digital media, but it has fallen short of truly enabling them to take advantage of the potential of digital advertising and has led to a system that is highly complex and inefficient. We believe, based on industry research, that due to the complex ecosystem of multiple players that has developed to accommodate both buyers and sellers, only approximately $0.40 of every dollar spent by an advertiser is ultimately realized by the seller.

Complicated and Manual Workflow for Buying and Selling Digital Advertising

Despite significant technological advances made with respect to delivery of digital advertising, the process of planning and executing a digital advertising campaign remains cumbersome. Before an advertisement can be delivered to a seller, an advertiser and its agency typically undergo a highly manual, multi-step and complicated order process. The internal workflow of selling inventory is similarly complex for sellers. These manual and complicated workflows, illustrated below for a typical digital display order process according to NextMark, lead to inefficiencies, wasted dollars for sellers and missed opportunities for advertisers to reach users. The typical order process involves close to a dozen manual steps to match an advertiser with a seller. According to

NextMark, it can cost an advertiser up to $40,000 and 480 man-hours to plan and execute a $500,000 advertising campaign.

Due to the size and complexity of the advertising ecosystem and purchasing process, manual processes can no longer effectively optimize or manage digital advertising. In addition, both buyers and sellers are demanding more transparency, better controls and more relevant insights from their advertising purchases and sales. This has created a need to automate the digital advertising industry and to simplify the process of buying and selling advertising.

Digital Advertising is Complex and Challenging to Automate

A number of factors make digital advertising complex and challenging to automate:

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Perishable Inventory. When an Internet user visits a website or application, an impression becomes available. In order to generate revenue for a seller, that impression must be filled between the time the user lands on a page and before the page content becomes viewable to the user. The inventory of available impressions is highly perishable due to the fact that each impression must be valued, auctioned, successfully purchased, and then the winning bidder must be notified and must serve the advertisement in the split second between the time a user types in a web-address or is redirected to a website or application and the time the page is loaded. In addition, studies have shown that the faster advertisements are delivered, the higher the click-through rate, which is an indicator of success for many types of advertising. Buyers and sellers need a solution that can analyze and execute on their objectives in an automated fashion at virtually instantaneous speed, or “real time.”

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Complex Impression Level Matching. Sellers aim to sell impressions to maximize revenue, while enhancing the user’s experience and preserving the seller’s brand. Buyers wish to purchase impression level inventory to maximize targeting of specific audiences and return on investment for their advertising spending. As a result of this dynamic, there is a need for a technology solution that can match buyer and seller objectives at a large scale to optimize the delivery of advertising on an impression-by-impression basis.

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Large Multi-Variate Datasets. Trillions of data points relating to browsing behavior, geographic information, user preferences, engagement with an advertisement, and effectiveness of an advertisement are created as users visit websites and applications. Each piece of data represents a valuable piece of information that can facilitate and improve current and subsequent targeting and monetization of impressions. However, the volume of data available is so large that it is difficult for buyers and sellers to effectively manage the information flow to extract maximum value from the data. As a result, buyers and sellers need a solution capable of analyzing, processing and interpreting large amounts of data and executing buy and sell orders informed by such data, all in real time.

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Fragmented Buyer and Seller Base. In the digital advertising industry, there is an enormous variety of advertisers, agencies and buyers, as well as an enormous number of sellers who have a wide variety of advertising inventory available for sale. Historically, this fragmentation has been disadvantageous for sellers, because they could not efficiently transact with many buyers to maximize revenue due to manual inefficiencies. The fragmentation of the seller base makes it very difficult for advertisers to make large volume buys safely and securely to meet their investment objectives. This enormous variety of buyers and sellers has created a need for a solution that is capable of seamlessly connecting a highly fragmented global buyer and seller base.

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Brand Security and User Experience Concerns. Advertisers are concerned about being associated with content they consider inappropriate, competitive or inconsistent with their advertising themes. Sellers want to prevent advertisements that are inappropriate, competitively sensitive or otherwise do not comport with their brand image from appearing on their websites or applications. As sellers try to make their inventory available to a wider group of advertisers, and advertisers extend their reach in pursuit of target audiences, the importance of brand security increases for both buyers and sellers. Both buyers and sellers need a solution that is capable of following specified rules to maintain brand integrity and deliver relevant advertisements that create a positive user experience, while efficiently executing a large volume of transactions.

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Large and Highly Unpredictable Traffic Volumes. The scale of user traffic and the dollar value of digital advertisements is difficult to manage efficiently. A large seller may have tens of millions of users per month, creating hundreds of millions of monthly impressions. The volume of traffic for any given seller is extremely difficult to predict. Popular stories, as an example, create spikes in traffic on news websites for a period of time. As result, sellers need a platform that can effectively respond to and monetize inventory during unpredictable spikes in volumes.

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Lack of Standardized Ad Formats and Data. An available advertising impression can vary based on a number of factors, such as seller, ad format, screen size, pricing mechanism, content type, and audience demographic. It is challenging for buyers to efficiently evaluate and bid on trillions of impressions that are based on hundreds of ad formats in the context of millions of highly customized data fields. As a result, buyers and sellers require a platform that can on a real time basis match a large variety of available advertising impressions with those potential buyers.

Rubicon Project: Our Advertising Automation Cloud Enables the Digital Advertising Marketplace

Rubicon Project was founded to address the challenges associated with the digital advertising ecosystem and to enable a marketplace where buyers and sellers of advertising can transact in an efficient and transparent manner. To achieve this, we have created our Advertising Automation Cloud.

Our Advertising Automation Cloud is a technology platform that creates and powers a marketplace for buyers and sellers to readily buy and sell advertising. Our solution provides a critical connection between buyers and sellers and allows large numbers of buyers and sellers to transact on an automated basis. Buyers direct their spending towards the impressions that are of most value to them based on demographics, pricing, timing, and other targeting objectives. Sellers can optimize the amount of revenue per impression, while adhering to their own specific rules around advertising that is permissible on their websites and applications. Our platform enables the real time exchange of high volumes of information in a transparent marketplace that in turn enables sellers to match buyers’ advertising campaigns with their available advertising inventory.

Sellers have a broad spectrum of advertising inventory available for sale, ranging from premium inventory located on their homepages, to secondary placements, which are generally located on pages deeper within their websites or applications. Sellers may also have different versions of their websites and applications optimized for a variety of devices, from computers, to tablets to smartphones, which also increase the variety of advertising inventory available for sale. Our Advertising Automation Cloud optimizes the sale and purchase of advertising across a full spectrum of inventory for all types of buyers and sellers and across all devices.

The illustration above depicts a seller’s website and the different types of advertising inventory placements, each requiring different functionalities to optimize performance. Our comprehensive solution provides greater coverage of inventory and, in turn, a greater probability of placing a targeted advertisement. Greater coverage leads to more revenue for the seller. These types of placements may include premium, prominent home page placements, which may be better served by direct orders, pages with abundant traffic, which may be best served by RTB, and remnant inventory, which may be better served by static bidding. Our solution enables buyers and sellers to transact through our comprehensive automation offerings:

Real Time Bidding—enables the sale and purchase of inventory on an impression-by-impression basis. Buyers are able to leverage our platform to select individual impressions that meet their targeting criteria and sellers are able to leverage our platform to auction their inventory on an impression-by-impression basis to optimize revenue.

Static Bidding—enables buyers to provide static, or pre-set bids, to buy targeted inventory in bulk, while providing additional monetization for sellers of their lower value inventory that they may not otherwise be able to sell.

Direct Orders—automates one-to-one orders arranged directly between specific buyers and sellers on the platform.

Our solution integrates RTB, static bid and direct order offerings into a unified auction across all types of buyers, while matching available impressions with advertisements based upon various criteria. In a typical digital advertising transaction, within an average of approximately 80 milliseconds the following steps occur:

•	A user visits a website or application, creating an available impression from the seller’s inventory.

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Our algorithms profile the impression, including the location of the website or application, advertisement size, advertising placement, browser and operating system, and additional data points such as user location and preferences.

•	Using the impression profile and historical bidding activity, we send bid requests for participation in the auction to selected bidders most likely to respond.

•	Simultaneously, the Advertising Automation Cloud reviews static bids currently in the system to determine which bids are eligible and match the available impression.

•	Bid responses are received from bidders interested in purchasing the impression, including information on price, buyer, and type of advertisement.

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All advertisements are reviewed by our Advertising Automation Cloud for quality, security, conformity to seller requirements and conflicts with seller restrictions, to determine if they are eligible to win the impression.

•	Eligible bids are then checked against rules set by sellers to ensure they meet the applicable criteria.

•	Once all validations have been executed, remaining bids are compared and generally the highest qualifying bidder wins the impression.

•	The winning advertisement is served into the impression and delivered to the user.

By accommodating all types of digital advertising inventory, our solution provides greater coverage of a seller’s websites and applications and attracts all types of buyers, thereby giving buyers the ability to fulfill their audience needs in a more cost-effective manner, and optimizing the price at which sellers’ inventory is sold.

Big Data Analytics and Machine-Learning Algorithms

A core aspect of our value proposition is our big data and machine-learning platform that is able to discover unique insights from our massive data repositories containing proprietary information on trillions of bid requests and served advertisements. Our systems collect and analyze non-personally identifiable information such as pricing of advertisements, historical clearing prices, bid responses, what types of ads are allowed on a particular website, which websites a buyer prefers, what ad formats are available to be served, advertisement size and location, where a user is located, which users an advertiser wants to target, how many ads the user has seen, browser or device information and sellers’ proprietary data about users. We have developed proprietary machine-learning algorithms that analyze billions of these data points to enable our solution to make approximately 300 real time data-driven decisions per transaction and to execute approximately 3 trillion bid requests per month.

Dual Network Effects Drive an Efficient and Self-Optimizing Marketplace

We bring value to both buyers and sellers through the dual network effects created by our solution—large volumes of data lead to better matching, which attracts more buyers and sellers, leading to more data. We have one of the largest digital advertising data repositories in the world, which puts us in a unique position to develop differentiated insights to help both buyers and sellers. Our solution is constantly self-optimizing based on our ability to analyze and learn from vast volumes of data. As our Advertising Automation Cloud processes more volume on our automated platform in the form of bid requests, user visits, events and transactions, we accumulate more data. This additional data helps make our machine-learning algorithms more intelligent and this leads to higher quality matching between buyers and sellers, leading to better return on investment for buyers and higher revenue for sellers. As a result of that high quality matching, we attract even more sellers which in turn attracts more buyers and vice versa. We believe this self-reinforcing dynamic creates a strong platform for growth.

Critical Position in Digital Advertising Ecosystem

Our Advertising Automation Cloud and the applications we provide for buyers and sellers are a critical element of the digital advertising ecosystem. We have direct relationships and integration with sellers of advertising inventory. In order to maximize the monetization of their advertising inventory through our platform, sellers integrate with our seller applications, train their teams to use our platform for planning and executing campaigns and automate their workflow to leverage our platform. Sellers use our platform to access actionable insights from the data we have amassed and to consolidate and compile payments and billing. The selling, planning, training integration and optimization period for each seller requires an investment of time and effort. Once integrated, we believe sellers would experience high switching costs to move large volumes of their inventory to a new platform. At the same time, buyers leverage our platform to manage their advertising spending, simplify order management and campaign tracking, attain actionable insights and to get access to impression level purchasing from hundreds of sellers. We believe that buyers need our platform to take advantage of our direct relationships and integration with some of the world’s largest websites and applications. The benefits we provide to both buyers and sellers, and the time and effort spent by both buyers and sellers to integrate with our applications, give Rubicon Project a critical position in the digital advertising ecosystem.

We believe there are few market participants that are directly integrated with sellers in a way that allows sellers to make a full range and volume of their advertising inventory readily available in the marketplace. Our leadership position in this area is important, as most digital advertising transactions must flow through one of these industry participants.

Platform Applications

To enhance the value our Advertising Automation Cloud brings to the marketplace, we offer a number of applications to address the critical needs of buyers and sellers:

Applications for Sellers

We have direct relationships and integration with the sellers on our platform and provide applications to help them increase their digital advertising revenue, reduce costs, protect their brands and user experience, and reach more buyers efficiently. Our user interface offers key time savings features and granular reporting and analytics capabilities that help sellers optimize the use of our platform to fit their needs. Our integration of sellers into our platform allows sellers to monetize their full variety and volume of inventory.

Sellers realize the following benefits from our platform:

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Maximized Revenue for a Broad Range of Digital Advertising Inventory Without Volume or Geographic Constraints. We provide applications that help a seller monetize a broad base of advertising inventory with virtually no constraints on the type or volume of inventory that can be sold or the number or location of potential buyers. While offering to take a wide variety and volume of inventory, we are also able to process it effectively, both from a speed perspective and from a price optimization standpoint.

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Automated Sales with Leading Buyers Via RTB, Static Bidding and Direct Orders. Through our solution, sellers gain instant access to the world’s largest automated digital advertising buyers, including over 300 DSPs and ad networks. Our platform offers sellers significant flexibility by enabling them to sell their advertising inventory in an automated fashion on an impression-by-impression basis, such as with RTB, in bulk, or in direct orders pursuant to arrangements directly between the seller and the buyer.

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Integrated Solution for Digital Advertising Needs. We provide sellers with a single web-based interface which serves as their central location to manage, analyze and maximize digital advertising spending from hundreds of different buyers via direct orders, RTB or static bidding. This centralized view allows sellers to cost-effectively optimize monetization, control workflow, run analytics and perform other critical functions.

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Significantly Streamlined Sales, Operations and Finance Workflow. Our platform streamlines the management of digital advertisement sales by aggregating demand and providing a suite of software applications that automate the process of making inventory available for sale. Our expansive marketplace allows sellers to connect quickly and efficiently with tens of thousands of brands. Additionally, we provide a web interface that transforms time consuming and manual order entry and processing, across direct orders, RTB or static bidding, into an automated process.

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Security for Brand and User Experience. Our platform is designed to ensure that advertisements shown on a seller website or application conform to the seller’s guidelines, which specify what advertisers, type of product or type of advertisement may not be shown on the seller’s website or application. Our automated systems scan all advertisements to verify, in real time, that each advertisement is appropriate for the seller and relevant to the audience, to create a positive user experience.

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Advanced Reporting and Analytics and Actionable Insights. We have developed a robust set of reporting features that sellers can access and use to analyze the vast array of data we collect for them. We provide sellers with actionable insight in order to leverage that data. Using our analytics, sellers can readily gather impression data, yield optimization data, brand security data and pricing data needed to manage their digital business effectively.

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Consolidated Payments and Transparent Tracking and Billing System. We provide consolidated billing and collection for sellers who would otherwise be required to dedicate additional resources to cost-effectively manage financial relationships with a large base of buyers.

Applications for Buyers

Buyers leverage our applications to access a large audience and to purchase advertising inventory based on their key demographic, economic, and timing criteria. These applications help streamline a buyer’s purchasing operations, increase the efficiency of its spending and the effectiveness of its advertising campaigns. By utilizing our applications, advertisers gain access to a large pool of digital advertising inventory. Buyers can execute highly automated campaigns and take advantage of unique targeting data and optimization technology that is provided by our platform. Buyers are also able to use unified reporting and analytics through buyer-user interface that has been designed to specifically address buyer preferences.

Buyers realize the following benefits from our platform:

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Direct Access to a Global Audience and Hundreds of Premium Sellers. By leveraging our platform, buyers can reach 600 million Internet users globally across over 700 sellers, including over 40% of the U.S. comScore 100. comScore reports that our U.S. reach is currently the largest, by users, of any display advertising entity (comScore February 2014). Furthermore, unlike many organizations in the digital advertising industry, we have direct relationships with sellers and can enable buyers to circumvent a multistep, expensive and inefficient process to connect to the seller.

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Flexible Access to Inventory. Our platform allows buyers to purchase advertising inventory in their preferred manner, whether by RTB, static bidding, direct order or via our unified auction. Our solution also has the flexibility to allow buyers to integrate their purchases on our platform through their existing buying technologies or to buy directly through our platform.

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Optimized Return on Investment by Consolidating Spending on One Platform. By concentrating more of their spending on our platform buyers can construct a larger data set specific to our platform, which results in superior targeting and more effective campaigns over time. They also benefit from our machine-learning algorithms which are constantly analyzing their data in order to improve the effectiveness of their campaigns.

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Simplified Order Management and Campaign Tracking. By eliminating most manual steps, our applications enable buyers to efficiently manage their digital campaigns and significantly reduce the time it would otherwise take to effectively execute their digital advertising programs.

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Transparency and Control Over Advertising Spending. Our platform is designed to be transparent and let buyers know and control where their dollars are being spent. Buyers can easily navigate through our interface to choose the list of sellers they want to purchase inventory from and see an indicative price range that they should expect to pay.

•	Brand Security. Our suite of brand security technologies and premium seller base ensures buyers that their advertisements will appear in an environment they have pre-approved.

Our Market Opportunity

We believe that important trends greatly enhance our market opportunity, namely: the shift in advertising spending to digital advertising, the move towards automation, and the convergence of media across multiple channels.

Rapid Growth in Digital Advertising Spending

While media consumption and time spent by consumers have shifted relatively quickly from television, broadcast radio, and print to Internet, digital television and mobile devices, the shift in advertising spending from analog and print to digital has lagged to date. This is consistent with historical patterns of migration from print media, such as newspapers and magazines, and broadcast television, in which audience adoption of new platforms has preceded the migration of advertiser spending, with that gap decreasing over time. The rapid growth in digital media consumption has driven growth in digital advertising spending, which is growing at a significantly faster rate than advertising spending on analog and print media. Furthermore, we believe that there will be continued expansion of digital advertising as advertising spending “catches up” to time spent on the Internet and mobile devices. According to the PwC Entertainment and Media Global Outlook: 2013-2017, published in June 2013, display, mobile and video digital advertising are forecasted to grow from approximately $43 billion in 2012 to $90 billion in 2017, a 16% compounded annual growth rate, while television advertising is forecasted to grow from approximately $164 billion in 2012 to $211 billion in 2017, a 5% compounded annual growth rate. The continued growth in overall advertisement spending, and the shift in that spending to digital media to keep up with the migration of consumers, yield significant additional opportunities to monetize Internet and mobile traffic. According to our calculations based on data from eMarketer, the current opportunity for monetizing online media consumption is over $32 billion annually in the United States alone. These same dynamics should also offer significant opportunities in less developed markets.

Increasing Demand for Automation and Real Time Purchase and Sale of Advertising

As digital advertising has grown in complexity, the need for automation has increased commensurately. According to International Data Corporation, or IDC (October 2013), global RTB spending by advertisers is expected to grow from $1.4 billion in 2011 to $20.8 billion in 2017, a compounded annual growth rate of 57%. This trend is most pronounced in the United States and Western Europe, but other international markets are also rapidly adopting RTB. In addition, according to IDC, approximately 50% of the U.S. RTB market will be direct RTB by 2017, meaning that the buyer and seller will have a direct contractual relationship with one another. This represents a significant opportunity we have begun to address as part of our direct order solution. Also, RTB is just one aspect of advertising automation. Other elements of automation include direct orders, and static bids, which can also benefit significantly from automation.

Trend Towards Automation of Analog and Print Advertising Markets

Over time, we also expect analog and print advertising markets to automate, and we view our long-term mission, and opportunity, as the automation of the buying and selling of all advertising. We believe advertisers want to be able to reach consumers across multiple channels and to have a platform that can unify their advertising spending. Consumption patterns for television are changing, with viewers migrating to digital platforms and using multiple devices to view video programming. A survey of television viewers conducted by QuickPlay Media regarding devices used to watch live television and video on demand in June 2013 revealed that almost 50% of respondents used a set-top box, while approximately 40% used a laptop computer, approximately 30% used a desktop computer, approximately 25% used a smart TV, approximately 22% used a smartphones and approximately 20% used tablets. At the same time, as more content is being delivered digitally, television and Internet content are beginning to converge, blurring the historical distinctions between analog and print media and digital media, and requiring advertisers to consider their advertising strategies over multiple media. We believe these trends give us the opportunity to automate a portion of the larger advertising market.

The need for automation of advertising will grow as complexity increases and as digital media continues to converge with analog and print media. While the market we serve today is the digital advertising market, we expect to be able to leverage our unique marketplace and technology to ultimately automate all of these markets and enhance the experience of buyers and sellers across the entire advertising market.

Competitive Strengths

We believe the following key strengths differentiate us from our competitors and strategically position us within the digital advertising marketplace:

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Technology Platform with Differentiated Scalability and Real Time Processing Speed. Our real time Advertising Automation Cloud serves buyers and sellers by providing optimal execution of media trades. We have designed and deployed our proprietary high volume processing system called Rubicube and a distributed networking infrastructure, which we believe enable us to offer one of the fastest and most scalable digital advertising technology platforms in the industry. We estimate our cloud currently executes up to 2.5 million peak queries per second and approximately 25 billion transactions per week. The speed of our platform provides buyers and sellers with reduced latency, limited loss of perishable inventory, better matching and increased efficacy of advertisements, which perform better the faster they are delivered. The scale of our platform supports the volume, diversity, and complexity of buyers’ bids on sellers’ advertising inventory, thereby increasing market liquidity and access and optimal pricing using our machine-learning algorithms.

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Highly Evolved Machine-Learning Algorithms that Leverage Big Data. We have developed a highly sophisticated set of machine-learning algorithms that are able to process over 3 trillion bid requests per month in order to optimize the pricing and matching of inventory and buyers. Utilizing these algorithms, we are able to optimize pricing and sellers’ monetization of their inventory. We are also able to offer more sophisticated targeting options to buyers that allow them to maximize the impact of their advertising spending.

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Dual Network Effects. As we process more volume on our automated platform in the form of bid requests, events and transactions, we accumulate more data, such as pricing, geographic and preference information, data on how best to optimize yield for sellers and more. This additional data helps make our machine-learning algorithms more intelligent and this leads to more effective matching between buyers and sellers. As a result, more buyers and sellers are attracted to our platform, from which we get more data, which further reinforces the network effect and thereby increases market liquidity, which benefits both buyers and sellers.

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Direct Relationships and Integration with High Quality Sellers. Our Advertising Automation Cloud builds on our direct relationships and integration with our seller base. We integrate our technology into their systems and have a direct financial relationship with them. Our teams also interact with sellers on an almost daily basis. This is a major distinction, as illustrated by our comScore reach, relative to many digital advertising companies who rely on our platform or third parties to access sellers and do not have direct relationships. We believe that these direct relationships and integration make us a critical participant in the digital advertising ecosystem, and make our solution one that would be difficult and time consuming for sellers to replicate, resulting in low seller attrition. Our direct seller relationships also provide us with an existing sales channel through which to expand the functionality offered by our applications to include additional services, such as our solutions for automated direct orders and mobile applications.

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Leading User Reach and Significant Scale. According to comScore (February 2014), we reach 97% of Internet users in the United States, which establishes us as a leader in digital advertising. We reach more U.S. Internet users than any other display advertising entity. Our reach of over 600 million Internet users globally enables us to provide buyers with the ability to execute their largest campaigns and easily reach their target audiences. The scale of our solution is evidenced by the amount of advertising spending transacted on our platform, as demonstrated by our managed revenue, which was $485.1 million for the year ended December 31, 2013. We believe our market reach and scale is a significant competitive advantage.

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Comprehensive Solution Covering All Types of Inventory and Demand. We believe there are few participants in our market that are directly integrated with sellers in a way that allows them to make a full range and volume of advertising inventory readily available in the marketplace. We enable sellers to offer their inventory through several types of transactions, including RTB, static bidding and direct orders. The availability of this wide range and volume of inventory, together with the multiple ways of purchasing, attracts a similarly wide variety of buyers, providing us access to not only buyers in the $4 billion RTB market, but also to the entire $50 billion display market.

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Scalable Business Model. As we bring buyers and sellers onto our platform, they transact in an automated fashion without additional sales and marketing efforts from us. This allows us to grow the managed revenue on our platform without a proportional increase in our sales and marketing expenses.

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Brand Security. We believe we are able to uniquely incorporate brand security for both buyers and sellers in a manner that allows them to buy and sell inventory safely despite the challenges presented by the volume of content and dynamic nature of digital advertising. Buyers and sellers are concerned about being associated with content they view as inappropriate, competitive or inconsistent with their advertising themes. As sellers try to make their inventory available to a wider group of advertisers, and advertisers extend their reach in pursuit of target audiences, the importance of brand security and the effort necessary to screen advertisers and inventory for brand appropriateness increases. Our platform has the business rules, scalability and speed necessary to ensure that we are able to provide a customizable brand safe environment for both buyers and sellers.

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Independence. Industry participants such as Google, Microsoft and Apple have incentives to isolate their viewers and deploy specialized technology for their audiences, making buyers dependent on them to reach the users of their particular websites, applications, devices or other hardware. In addition, those participants have their own owned and operated properties to which they have an incentive to give preferred treatment, which can lead to sub-optimal pricing and access for others in the market. We believe our independent market position enables us to better serve buyers and sellers because we are not burdened with any structural conflicts.

Growth Strategies

The core elements of our growth strategy include:

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Growing Our Business with Existing Buyers and Attracting New Buyers to Our Platform. We believe we can attract a greater portion of advertisers’ spending by continued improvement of our matching and pricing algorithms as well as enhanced features, functionality and service of our solution. We see an opportunity with existing buyers to offer them additional inventory to make buying more efficient on our platform. We plan to invest in our sales organization to drive increased spending by existing buyers on our platform and to attract new buyers to our platform.

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Increasing Penetration of Existing Sellers and Attracting New Sellers. We see an opportunity to increase the share of seller inventory that we currently monetize by enhancing our cloud and applications, offering additional applications, and increasing our relationships with buyers and sellers that engage in direct order relationships through our solution. In addition, we expect to benefit generally from the growing adoption of automation for sales of advertising inventory. We also see an opportunity to form relationships with new sellers as our platform continues to offer the best solution for monetizing their digital advertising inventory.

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Enhancing Our Leadership Position by Investing in Innovation and Expansion. We intend to build upon our current technology and extend our market leadership through innovation. Our investments will focus on improving our machine-learning algorithms, expanding further into mobile and video, data analytics, audience extension, API integration, building additional features to extend further into order management, building self-service capabilities for buyers and sellers, and enhancing and expanding our current server infrastructure. We also plan on further innovation with respect to direct orders as we believe that some sellers will elect to rely on their own sales force for sales, but will use our platform to better price, match and place campaigns on a direct order basis, and to automate manual operations such as ad trafficking, quality assurance and billing and collections.

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Accelerating Our Global Expansion and Entering New Markets. We currently operate globally from our offices in six countries. We believe we can extend our marketplace platform through international expansion to help automate and improve advertising for buyers and sellers globally. We recently initiated operations in Japan and we intend to grow our market share in our existing international markets. We also plan to expand into new territories including Asia, Eastern Europe and Latin America.

•	Bringing Automation to Additional Media. Historically, our solution has focused on display advertising. We believe, however, that television and other analog and print media will eventually converge with existing digital platforms, creating opportunities for us to expand our solution beyond digital media to automate the purchase and sale of advertising in analog and print media such as television, radio and print. We intend to extend our solution to track this convergence and support increasingly complex volumes of advertisements spanning multiple media.

Buyers Using Our Solution

Buyers purchase digital advertising inventory in the marketplace powered by our Advertising Automation Cloud. Buyers include DSPs, ad networks and ATDs, which act as representatives of advertising agencies and advertisers that direct advertising spending. Collectively, these buyers have purchased advertising for tens of thousands of unique brands on our platform. Because our buyer base consists of a broad range of DSPs, ad networks and ATDs, we do not expect significant increases or decreases in the overall number of buyers using our solution, but we expect the average spending per buyer to increase over time as buyers continue to increase their use of our solution. Average spending per buyer on our platform has grown considerably over our history, from $491,000 in 2010 to approximately $1.2 million in 2013, a compounded annual growth rate of 35%. Spending by each of our top 20 buyers has grown from an average of approximately $3.8 million in 2010 to approximately $17.8 million in 2013, implying a 67% compounded annual growth rate. These numbers count organizations within the same corporate structure as one buyer and are based on our top 20 buyers in 2013 and their average spend over previous years, excluding from those averages buyers that were not on our platform for that entire period.

We attract a wide variety of buyers in part because our solution allows buyers to execute purchases in a variety of ways, including RTB, static bidding and direct orders. RTB is the fastest growing area of our business. Managed revenue attributable to RTB grew 884% from 2010 to 2011, 191% from 2011 to 2012, and 94% from 2012 to 2013.

The following are representative examples of how some of our buyers have benefitted from our solution. These examples may not be representative of or typical of the results that our buyers see due to differences in business model or implementation.

Rocket Fuel. Rocket Fuel is a technology company that delivers a programmatic media-buying platform utilizing artificial intelligence and big data to optimize ad buying across display, mobile, social, and video channels. Rocket Fuel analyzes and purchases large volumes of advertising inventory to fulfill advertisers’ needs while finding cost-effective inventory sources.

From the fourth quarter of 2012, when they began buying via RTB directly with us, to the third quarter of 2013, our managed revenue from Rocket Fuel increased 1,200%. Rocket Fuel also utilizes us for mobile display inventory buying and plans to continue to expand our relationship.

Aegis Media Agency Trading Desk. Amnet is the trading desk for Aegis Media, a wholly owned subsidiary of Dentsu, a Japanese media conglomerate. Amnet applies a fully automated approach to delivering audiences across display, video and mobile and a major part of its trading is done through RTB.

Amnet’s focus is on delivering more effective media across both performance and brand campaigns. It began purchasing inventory using our platform in January 2012, growing their overall spend by 7,000% from January to December 2012.

Amnet saw direct orders as the natural evolution of the ad automation marketplace when they came to market in late 2012, and saw our direct order feature as an opportunity to buy high value advertising inventory. It began purchasing direct orders through us in July 2012, and has increased its direct order spending 1,600% from January to October 2013. Since it starting working with us, Amnet has bought media for over 900 advertiser brands across approximately 5,000 web pages through our platform.

Vivaki. Vivaki is the primary agency trading desk for Paris based Publicis Groupe, a global agency network operating in more than 100 countries. Vivaki represents advertisers such as American Express, Chase, Coke, eTrade, Kraft, Microsoft, Sprint, Toyota, Verizon and Wal-Mart. Vivaki started buying inventory on the Rubicon Project platform in May 2012.

Vivaki saw the potential for increasing accuracy and efficiency in purchasing advertising inventory and building campaigns through Rubicon Project using RTB and eventually direct orders. Vivaki’s total spend on our platform grew approximately 60% from September 2012 to September 2013, with its direct order buying activity growing 750%, to make up approximately 20% of its total buying activity on our platform. Vivaki’s activity on our platform has grown to include buying inventory for 350 advertiser brands, across almost 5,000 websites.

Sellers Using Our Solution

We have over 700 sellers on our platform and, according to comScore (February 2014), approximately 97% of all US Internet users view one or more advertisements placed through our solution every month. Over 40% of the comScore 100, which is a list of the top U.S. digital sellers by user reach, are directly integrated into our solution. We count organizations within the same corporate structure as one seller.

We have direct relationships and integration with sellers in 33 countries, including the UK, France, Germany and Australia. We are continuing to build on our international reach, including through recent establishment of operating presence and buyer and seller relationships in Latin America and Asia. We have averaged approximately 98% monthly seller retention since the beginning of 2012, excluding accounts with less than $10,000 in lifetime revenues and accounts we elected to terminate for various reasons, including failure to meet volume thresholds or traffic quality standards. Accounts that earn under $100 in revenue for three consecutive months are counted as lost.

From 2010 to 2013, RTB inventory volume monetized per seller across our business has grown from approximately $46,000 to approximately $437,000, equivalent to a 111% compounded annual growth rate. We have been able to leverage our display seller base to enter the mobile marketplace. We launched our mobile product in the fourth quarter of 2012 and have increased the number of our mobile sellers to approximately 130 as of December 31, 2013.

The following are representative examples of how some of our sellers have benefitted from our solution. These examples may not be representative of the typical results that sellers see due to differences in business model or implementation.

Dow Jones. Dow Jones, a global publisher with leading global brands including the Wall Street Journal and Barron’s, sought a platform that could support their direct sales efforts while protecting the integrity and safety of their brand and provide robust tools to support the efficiencies that come with automating the sale of their display inventory on desktop and mobile.

In 2012, recognizing the value of automation for direct orders, Dow Jones evaluated several platforms and chose ours based on transparency, order automation, pricing intelligence, analytics and consultative service. Through our platform, they launched a programmatic exchange (AUDEX) where buyers can access select segments of The Wall Street Journal Digital Network’s premium audience and inventory in real time via WSJ.com, Marketwatch.com and Barrons.com. The exchange provides operational efficiencies to the Dow Jones businesses and access to clients that prefer to purchase online inventory through automation. As their private marketplace evolves, Dow Jones can offer holistic campaigns to select clients across multiple sales channels. From January to December 2013, Dow Jones’s monthly revenue from our platform increased approximately three times. In 2013, Dow Jones has executed over 100 direct deals on our platform involving 500 advertiser brands across seven of their individual sites in the United States, Europe and Asia. Due to Dow Jones’ success with our platform, as well as success with certain international media properties, in August 2013, News Corporation, Dow Jones’s parent company, chose us as their preferred global direct order advertising exchange marketplace for more than 50 of their leading websites and mobile products worldwide. News Corporation owns more than 10% of our capital stock. See “Certain Relationships and Related Transactions.”

Tribune Company. Tribune Company, a prominent newspaper and broadcasting company, owns digital media properties including the Los Angeles Times, Chicago Tribune and Baltimore Sun. They have a diverse set of publisher needs based on the location of each newspaper, as well as monetization requirements that cross mobile and desktop display. Tribune Company had been looking for an automation partner who could help them sell their advertising inventory more efficiently and effectively, and began working with us in 2010 for select display media properties. In the fourth quarter of 2012, Tribune Company sought to improve monetization on their mobile web properties and chose to expand their relationship with us based on our access to the critical mass of buyers, transparency, and the data/reporting capabilities of our platform.

After migrating its mobile web traffic to our platform in the fourth quarter of 2012, Tribune Company’s mobile CPM on our platform doubled from its first to second month on our platform, and increased by an additional 60% over the next six months, while the inventory sold through our platform also doubled. In the first quarter of 2013, based on the improvement in their mobile inventory and their satisfaction with us from the existing display relationship, Tribune Company expanded their relationship with us to include substantially all of their digital media properties, which doubled the inventory they sold through our platform. In the second quarter of 2013, they began executing direct orders through our platform and generated average CPM on our platform of 300% more than the average CPM of their unified auction sales.

La Place Media. La Place Media is a French publisher collective that markets the digital advertising inventory of more than 100 publisher brands exclusively. With the express intent of competing more effectively, La Place Media launched in September 2012 using our technology. From the start, its founding partners (TF1, Lagardere, Le Figaro and Group Amaury) believed they had more to gain from working collectively toward achieving a larger audience size and a more robust data offering.

La Place Media selected us as its technology platform for our superior brand protection and pricing controls, crucial to La Place Media’s members, the exposure to buyers our platform enables, and the level of customer support and consultative advice we provide all of our customers. In the months of September and October of 2013, La Place Media’s monthly revenue from sales on our platform increased 300% and its average CPM on our platform increased 51% compared to the same period in 2012.

Our Technology

To support our solution, we have developed a network of remote servers hosted on the Internet that store, manage, and process rules set by buyers and sellers and data about demographics, economics, timing, and preferences. We have specially engineered a high volume processing system, called the Rubicube, that provides significant scale and is programmed for high frequency, low latency trading. We estimate that our Advertising Automation Cloud currently executes up to 2.5 million peak queries per second and averages approximately 25 billion transactions per week. It utilizes over 25,000 central processing units, which read and execute our program instructions. In addition, our Advertising Automation Cloud supports 260 gigabytes of data transfer per second and stores more than 2.4 petabytes of data, backed by our globally distributed infrastructure hosted at data centers in California, Nevada, Virginia, The Netherlands and Japan. We lease data center capacity on market standard terms pursuant to leases expiring between October 2014 and June 2015. We believe that having a distributed infrastructure is useful to reduce latency. We regularly change and add data center capacity to support growth and to find the best pricing and locations for our business. We are not dependent on any single provider of data center capacity and we believe that, if we require additional data center capacity, or if a contract with a data center terminates unexpectedly, we will be able to obtain additional capacity on commercially reasonable terms and within a relatively short time period.

This infrastructure is supported by a real time data pipeline, a system that quickly moves volumes of data generated by our business into reporting systems that allow usage both internally and by buyers and sellers, and a 24 hour Network Operations Center, which provides failure protection by monitoring and rerouting traffic in the event of equipment failure or network performance issues between buyers and our exchange.

Our infrastructure provides buyers and sellers with reduced latency, while the scale of the infrastructure supports the volume, diversity, and complexity of buyers’ bids on sellers’ advertising inventory, which increases market liquidity and optimal pricing using our machine-learning algorithms. Our data processing scale is currently over 100 billion transactions per month, compared to 7 billion transactions per month reported by Visa and 40 billion shares traded per month reported by Nasdaq. Our platform’s architecture allows for additional scale through enhancements and additions to the infrastructure, which enables us to better evolve and adapt to the demands of buyers and sellers and remain competitive in the marketplace.

Our proprietary data-driven machine-learning algorithms enable our solution to make decisions that maximize revenue for sellers and improve return on investment for buyers. These algorithms combine and analyze multiple types of data and enable our systems to execute approximately 40 million decisions per second, all in time to allow transactions to be executed in an average of 80 milliseconds.

Decisions processed through these algorithms relate to the following types of data:

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Pricing Metadata—We provide information on historical pricing, bids, buyer type and buyers to determine auction winners between RTB and static bidding. This data includes approximately 3 trillion bid requests per month, 2.5 million peak bids per second and data from tens of thousands of brands and all major DSPs, ad networks and ATDs;

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Audience Data—We reach approximately 97% of U.S. Internet users (comScore, February 2014) and over 600 million Internet users globally on a monthly basis. We have direct relationships with approximately 40% of the top 100 U.S. sellers as ranked by comScore in terms of reach. This reach provides us with a large volume of data about users and audiences, such as pricing of advertisements, historical clearing prices, bid responses, what types of ads are allowed on a particular website, which websites a buyer prefers, what ad formats are available to be served, advertisement size and location, where a user is located, what users an advertiser wants to target, how many ads the user has seen, browser or device information and sellers’ proprietary data about users.

Auction and security algorithms use matchmaking algorithms with both historical and real time data to drive automated decision-making processes.

Pricing algorithms perform the following functions, among many others:

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Impression Profiling—Determines key data related to the impression such as demographic data, geographic data and historical data to send to potential bidders and collect for reporting and analysis by buyers and sellers.

•	Algorithmic Pricing—Adjusts pricing for impressions based on historical bidding activity and valuation signals to increase marketplace liquidity.

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Rules Management—Ensures adherence to seller rules that set minimum prices for advertising inventory, determine which buyers are eligible to purchase advertising, identify buyers and categories of advertisements that are not allowed on a seller’s website, application or other digital media property, and specify security and other criteria.

Proprietary protection technologies we have developed include:

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Helix—Captures and catalogs the thousands of advertising creatives (the graphics used for the advertisement) that flow through our systems every day, which our quality team reviews using our advertising quality management tools.

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SiteScout—Protects sellers from malware (software that can infect computers with malicious software), checks each advertisement delivered through our solution for the presence of any malicious or questionable activity or characteristics, stops unsanctioned advertisements, and reduces recurrence.

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AdCheq—Provides crowd-sourced (reviewed by users on the Internet) reviews of advertisements, creating multiple reviews of each. These creatives are categorized and associated with buyers and industries so that our systems can automatically enforce each seller’s specific advertisement quality policies.

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Brand Security Dashboard—Provides visibility into quality-related activity, showing how different buyers behave relating to advertisement quality, details on the level of malware threats, and data leakage reporting (shows questionable activity related to third parties gathering data on their inventory).

•	Traffic Quality Monitoring—Monitoring of traffic to minimize the incidence of non-human traffic or other inappropriate traffic.

Bid efficiency algorithms provide bid prediction (which buyers are most likely to bid on a given impression) and throttling (the volume of bid requests a given buyer can process), to optimize infrastructure load and execute transactions in the most timely manner possible by only sending bid requests to those buyers of advertising inventory who can handle the volume and are likely to respond.

Technology and Development

Innovation is key to our success. Our technology and development team is responsible for the design, development, maintenance and operation of our platform. Our technology and development process emphasizes frequent, iterative and incremental development cycles, and we typically release improvements and new features weekly. Within the technology and development team, we have several highly aligned, independent sub-teams that focus on particular features of our platform. Each of these sub-teams includes engineers, quality assurance specialists and product developers responsible for the initial and ongoing development of each sub-team’s feature. In addition, the technology and development team includes our technical operations sub-team, which is responsible for the performance and capacity of our platform. While our sub-teams operate independently, the combined work is coordinated by our project management team which manages dependencies and optimizes the schedule of the entire team towards common goals.

Technology and development expenses are included in both cost of revenue and technology and development on our consolidated statement of operations. These combined expenses were $25.4 million,

$25.5 million and $34.0 million for the years ended December 31, 2011, 2012 and 2013, respectively. We believe that continued investment in our platform, including its technologies and functionalities, is critical to our success and long-term growth. We therefore expect technology and development expense to increase as we continue to invest in technology infrastructure to support increased volume of advertising spending on our platform and international expansion, as well as to expand our engineering and technology teams to maintain and support our technology and development efforts. We also intend to invest in new and enhanced technologies and functionalities to enhance our platform and further automate our business processes with the goal of enhancing our future profitability.

Sales and Marketing

We sell our solution to buyers and sellers through our global direct sales team, which operates from our locations in the United States and France, Germany, Italy, the United Kingdom, Japan and Australia. This team leverages its market knowledge and expertise to demonstrate the benefits to buyers and sellers of advertising automation and our solution. We deploy a professional services team with each seller integration to ensure that a seller extracts the most value from our solution in order to attract the maximum value of inventory from that seller to our solution. We are focused on managing our brand, increasing market awareness and generating new advertising campaigns. To do so, we often present at industry conferences, create custom events and invest in public relations. In addition, our marketing team advertises online, in print and in other forms of media, creates case studies, sponsors research, authors whitepapers, publishes marketing collateral, generates blog posts and undertakes customer research studies.

Our Competition

Our industry is highly competitive and fragmented. We compete for buyer spending against many digital media companies, including Google. We compete for advertising inventory with SSPs and advertising exchanges. As we introduce new offerings, as our existing offerings evolve, or as other companies introduce new products and services, we may be subject to additional competition.

We compete for advertising spending and seller inventory made available on our platform. Our product must remain competitive in terms of ease of use, scalability, speed, brand security, customer service and other technological features that assist buyers in increasing the return on their advertising investment. We compete for digital advertising inventory based on our ability to maximize the value of sellers’ inventory, provide the greatest array of product components covering their various inventory types and increase fill rates. While our industry is evolving rapidly and becoming increasingly competitive, we believe that our solution enables us to compete favorably on the factors described above.

Our Team and Culture

Our management team consists of founders of ad serving and paid search companies as well as RTB pioneers, and our team draws from a broad spectrum of experience, including data science, artificial intelligence, machine-learning algorithms, auctions, infrastructure and software development.

We focus heavily upon developing and maintaining a company culture that supports our goals, and we manage our culture like a product, with a dedicated product manager, budget, measurement and roadmap. We have a goal of building and growing a truly unique company, focused on the automation of advertising and solving problems through innovation, both internally and for buyers and sellers to help deliver value. We strive to make our company an exciting place to work, not just a “job.” We have a culture committee whose members rotate every quarter and include representation from across the company, both by function and geography, to ensure a comprehensive perspective. We reward team and individual excellence and constantly strive to build a stronger, more innovative team and a consistent culture across all our locations.

As of December 31, 2013, we had 344 employees, of whom 295 are in the United States.

Our Intellectual Property

Our proprietary technologies are an important component of our success, and we rely upon trade secret, copyright, and patent laws in the United States and abroad to establish and protect our intellectual property and protect our proprietary technologies.

We have three active U.S. patents, as described below. Additionally, we have one pending provisional application and six pending non-provisional applications in the United States and three pending non-U.S. applications. None of these patents has been litigated and we are not licensing any of the patents. Their importance to our business is uncertain and there are no guarantees that any of the patents will serve as protection for our technology or market in the United States or any other country in which an application has been filed. U.S. Patent No. 8,554,683, titled Content Security for Real-Time Bidding, was filed January 7, 2011, issued October 8, 2013, and expires in June 2028. U.S. Patent No. 8,472,728, titled System and Method for Identifying and Characterizing Content within Electronic Files Using Example Sets, was filed October 30, 2009, issued June 25, 2013, and expires July 2031. U.S. Patent No. 8,473,346, titled Ad Network Optimization System and Method Thereof, was filed September 1, 2009, issued June 25, 2013, and expires February 2031.

We register certain domain names, trademarks and service marks in the United States and in certain locations outside the United States. We also rely upon common law protection for certain trademarks. We generally enter into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with parties with whom we conduct business in order to limit access to, and disclosure and use of, our proprietary information. We also use measures designed to control access to our technology and proprietary information. We view our trade secrets and know-how as a significant component of our intellectual property assets, which we believe differentiate us from our competitors.

Any impairment of our intellectual property rights, or any unauthorized disclosure or use of our intellectual property or technology, could harm our business, our ability to compete and our operating results.

Regulation

The use of interest-based advertising on the Internet has come under increasing scrutiny by user advocacy organizations and regulatory agencies in the United States and abroad that focus on digital privacy. More specifically, these groups have voiced concerns about the use of cookies and other digital applications to record an Internet user’s browsing history, and the use of that information to deliver digital advertisements based on inferred interests of the Internet user. Because we rely upon access to large volumes of user data, including web browsing history, primarily through cookies, it is essential that we monitor developments in this area domestically and globally, and engage in responsible privacy practices.

We recognize that privacy is important to users and advertisers, and we strictly enforce our privacy and data protection policies. Our privacy practices are described in our privacy policy, which explains the type of data we collect and how we use it to provide our services. Our privacy policy can be found on our website at http://www.rubiconproject.com/privacy/. The information contained on, or that can be accessed through, our website is not a part of this prospectus.

We rely on anonymous data about Internet users. We do not attempt to associate this anonymous data with data that can be used to identify real people, and we take steps not to collect and store personally identifiable information from any source. The definition of personally identifiable information, or personal data, however, varies by country and continues to evolve. Some European countries, for example, may consider IP addresses to be personal data subject to the same data protection requirements as information understood in the U.S. to be personal data, such as name, phone number and postal or email addresses. As a result, our technology platform and business practices must be assessed regularly in each country in which we do business to avoid violating laws or regulations related to the collection, storage and use of personally identifiable information.

In accordance with recent changes in the FTC’s Children’s Online Privacy Protection Act, or COPPA, we have taken various steps to implement a system that: (i) flags seller-identified child-directed sites to buyers, (ii) helps control the content of advertisements displayed on such child-directed sites by limiting advertisers’ ability to serve behaviorally targeted advertisements, (iii) helps limit the types of information that our advertisers have access to when placing advertisements on child-directed sites, and (iv) limits the data that we collect and use on such child-directed sites.

We are members of or participants in industry self-regulatory organizations, including the Internet Advertising Bureau, or IAB, the Digital Advertising Alliance, the Network Advertising Initiative and the signatory-based Online Behavioral Advertising Framework of the IAB Europe. Under the requirements of these self-regulatory organizations, in addition to other compliance obligations, we provide consumers with notice about our use of cookies and our collection and use of data in connection with the delivery of targeted advertising and allow them to opt-out from the use of data we collect for the delivery of targeted advertising. These practices are described in our privacy policy.

In addition to industry self-regulation, our compliance with our privacy policy is also subject to regulation by the FTC, which may bring enforcement actions under Section 5 against unfair and deceptive trade practices, including the violation of privacy policies and representations. Outside of the United States, our privacy and data handling practices are subject to regulation by data protection authorities and other regulators in the countries in which we do business.

Facilities

Our corporate headquarters are located in Los Angeles, California, where we occupy facilities totaling approximately 47,000 square feet under a lease which expires in 2021, with an early termination option in 2016. We use these facilities for our principal administration, sales and marketing, technology and development and engineering activities. We also maintain additional offices in San Francisco, New York and Seattle in the United States and in Australia, France, Japan, Germany and the United Kingdom. We believe that our current facilities are adequate to meet our ongoing needs, and that, if we require additional space, we will be able to obtain additional facilities on commercially reasonable terms.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together, have a material adverse effect on our business, operating results, financial condition or cash flows.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information regarding our board of directors, director designees and executive officers.

Name	Age(1)	Position
Frank Addante	37	Chief Executive Officer, Chief Product Architect and Director (Chairman of the Board)
Gregory R. Raifman	54	President and Director
Todd Tappin	52	Chief Operating Officer and Chief Financial Officer
David Day	52	Chief Accounting Officer
Brian Copple	53	General Counsel and Corporate Secretary
Robert J. Frankenberg	67	Director Designee
Sumant Mandal	44	Director
Jarl Mohn	62	Director
Robert F. Spillane	64	Director Designee
Lisa L. Troe	51	Director

(1)	As of March 4, 2014

Frank Addante is our founder and has served as our Chief Executive Officer since 2007 and our Chief Product Architect since October 2013. He has been a member and Chairman of our board of directors since 2007. In 2002, Mr. Addante founded the email infrastructure provider StrongMail Systems, Inc. From January 1998 to November 2000, Mr. Addante was CTO and Technology Founder of L90, an Internet advertising company, where he pioneered one of the Internet’s first ad serving platforms, adMonitor. Mr. Addante started his Internet career with the creation of Starting Point, a search engine. As our Chief Executive Officer, Mr. Addante is the general manager of our entire business, directing our management team to achieve our strategic, financial and operating goals. His presence as a member of our board of directors brings his thorough knowledge of our company into our board of directors’ strategic and policy-making discussions. As a director, he brings his extensive experience in finance, digital advertising and executive leadership in the information technology industry into deliberations regarding our strategy and operations.

Gregory R. Raifman has served as our President since January 2013 and has been a member of our board of directors since May 2013. Since November 2003, Mr. Raifman has served as the managing member of Momentum Sports Group, LLC, which owns and operates the United Healthcare Pro Cycling Team. From February 2010 to October 2010, Mr. Raifman served as the Executive Chairman of video ad exchange and real time bidding company LiveRail, Inc. Mr. Raifman co-founded Mediaplex, Inc., a marketing technology solution company, in 1998, and from 1998 to 2001 Mr. Raifman served as the Chairman, Chief Executive Officer and President of Mediaplex, Inc. Mr. Raifman began his career as an attorney, specializing in M&A and corporate financings. As a director, Mr. Raifman brings many years of industry experience as a public company officer and director into deliberations regarding our strategy and operations.

Todd Tappin has served as our Chief Operating Officer and Chief Financial Officer since January 2013. Mr. Tappin served as the Chief Executive Officer of SocialVibe, Inc. a leader in engagement and value exchange advertising, from October 2010 to January 2013. Prior to that, Mr. Tappin served as Managing Director of The Gores Group, a Los Angeles, California based private equity firm from January 2009 to October 2010. Mr. Tappin was founding Chief Financial Officer of Helio, Inc., a telecommunications company, from April 2005 to January 2008 and the founding Chief Financial Officer of Overture, the pioneer of paid search, from September 1998 to October 2003, where he led Overture’s initial public offering and follow-on offering and led the sale of Overture. Prior to Overture, Mr. Tappin spent six years as a senior executive at certain subsidiaries of News Corporation, a global media conglomerate, which were subsequently spun out as 21st Century Fox. Mr. Tappin ultimately held three simultaneous positions as the Senior Vice President of Finance for Twentieth Century Fox Home Entertainment, the Senior Vice President of Finance for Fox Interactive, and General Manager for Twentieth Century Fox Home Entertainment, Canada.

David Day has served as our Chief Accounting Officer since March 2013. From May 2011 to March 2013, Mr. Day served as the Chief Accounting Officer at ReachLocal, Inc., a public company servicing small and medium-sized businesses as their digital ad agency. Prior to that, Mr. Day provided finance and accounting-related consulting services to technology and telecommunications companies and was co-founder of SignJammer Corporation, a start-up in the out-of-home advertising market, from 2008 to 2011. His career also includes experience as Vice President of Finance for Spot Runner, a technology-based ad agency for small and medium-sized business, Senior Vice President of Finance for Yahoo Search Marketing, Senior Vice President of Finance and Corporate Controller of Overture, and public accounting experience with PricewaterhouseCoopers and Arthur Andersen.

Brian Copple has served as our General Counsel since July 2013. From April 2012 to July 2013, he was the General Counsel of Accumen, Inc. From January 2011 to April 2012, Mr. Copple was engaged in private law practice. From May 2005 to December 2010, Mr. Copple was employed by Eclipsys Corporation, a publicly-traded provider of electronic health record software and related services to hospitals, including as the General Counsel and Corporate Secretary of Eclipsys until its acquisition by Allscripts Healthcare in August 2010. His early career also includes experience as a partner at Gibson, Dunn & Crutcher LLP.

Robert J. Frankenberg is a designee to our board of directors and will join the board upon the completion of the offering. Mr. Frankenberg has been the owner of NetVentures, a management consulting and investment firm focused on the high tech industry since 2004. He has served on the boards of directors of public companies Nuance Communications since March 2000, Polycom since October 2013, and Wave Systems since December 2011, and serves on the boards of private companies Veracity Networks, SQLStream, and Sylvan Source, as well as the Sundance Institute board and the Westminster College Board of Trustees. Prior to its sale in 2004, Mr. Frankenberg chaired Kinzan, a leading provider of Internet services platforms. Mr. Frankenberg was the chairman, president, and CEO of Encanto Networks from June 1997 to July 2000 when the company’s major business was sold to Avaya. Encanto was a leading provider of eBusiness software and services to small business. From April 1994 to August 1996 Mr. Frankenberg was the Chairman/CEO of Novell, a networking software company. Prior to Novell, Mr. Frankenberg was the Vice President & Group General Manager of Hewlett-Packard’s Personal Information Products Group, responsible for HP’s personal computer, server, networking, office software, calculator, and consumer product lines. Mr. Frankenberg joined Hewlett-Packard in 1969 as a manufacturing technician, later became a design engineer, software designer, project manager, engineering and marketing executive, and general manager. He became a corporate vice president in 1990 and general manager of the Personal Information Products Group in 1991. He served in the US Air Force from 1965 to 1969. Mr. Frankenberg previously served on the San Jose State University Advisory, Stanford Business School Alumni, National Semiconductor, America OnLine (AOL), Caere, Daw Technologies, Digital Bridge, Electroglas, Encanto Networks, Extended Systems, Kinzan, Metrix, PowerQuest, Secure Computing, Starlight Networks, Wall Data, and Placer Rehabilitation Industries boards. He holds several computer design patents and has received numerous awards including the Air Force Commendation Medal, Smithsonian Jefferson Scholar, Distinguished Utahan, SJSU College of Engineering Distinguished Graduate, and the Silicon Valley Engineering Hall of Fame. He brings to the board a deep knowledge of software, computer networks and systems, business operations, the technology industry, and public company governance and board service.

Sumant Mandal has been a member of our board of directors since May 2007. Mr. Mandal is a Managing Director at Clearstone Venture Partners, a leading early stage venture capital firm that has been the initial investor in companies such as Paypal, Netzero, MP3.com, Overture and many others. Mr. Mandal has been investing in technology businesses for over 12 years. He is co-founder of The Hive and The Fabric, companies that incubate and invest in early stage technology businesses. Mr. Mandal sits on the boards of multiple private companies where he is lead investor. Prior to his venture capital career, Mr. Mandal co-founded multiple businesses in the online media, energy and industrial systems sectors, both in the U.S. and India. Mr. Mandal is also a Charter Member of TiE, a not-for-profit global network of entrepreneurs and professionals. Mr. Mandal brings to the board his years of experience in founding, investing in and growing technology and online media businesses.

Jarl Mohn has served as a director since May 2008. Mr. Mohn has also served on the boards of directors of ComScore, Inc. and Scripps Network Interactive since June 2008. From December 2003 until July 2008, Mr. Mohn served on the board of directors of CNET Networks, Inc., where he also served as non-executive chairman from October 2006 to July 2008. Mr. Mohn also previously served on the boards of directors of XM Satellite Radio, Inc. from May 2004 to July 2008 and the E.W. Scripps Company from 2002 until 2008. Mr. Mohn was the founding President of Liberty Digital Inc., a publicly traded subsidiary of Liberty Media Group involved in interactive television, cable television networks and Internet enterprises, and served as its Chief Executive Officer from June 1999 to March 2002. Prior to founding Liberty Digital, he was President and Chief Executive Officer of E! Entertainment Television. From 1986 to 1989, Mr. Mohn was Executive Vice President and General Manager of MTV and VH1. His professional career also includes twenty years in radio. Mr. Mohn brings to the board more than forty years of experience in the media industry through his prior service as Chief Executive Officer and/or director of several significant media companies.

Robert F. Spillane is a designee to our board of directors and will join the board upon the completion of the offering. Since 1998, Mr. Spillane has been a Managing Principal at DigaComm, L.L.C., a private investment firm that leads early-stage venture capital transactions, primarily involving companies in technology and digital media. Mr. Spillane was formerly a Principal and President and CEO of the investment group DM Holdings, Inc., which was formed in 1991 to acquire Donnelley Marketing, Inc. from The Dun and Bradstreet Corporation. Donnelley Marketing was a leading direct marketing and information services company. Mr. Spillane served as President and CEO, and on the board of directors of Donnelley Marketing, Inc., which was sold to First Data Corporation in 1996. Prior to joining DM Holdings, Mr. Spillane was the Executive Vice President of Diamandis Communications, Inc., then a leading consumer magazine publisher, formed in 1987 in a leveraged buyout of CBS Magazines from CBS Inc. Mr. Spillane was one of the four principals who initiated and led the buyout transaction, and also served as a member of the Diamandis board of directors from 1987 to 1990. The company was sold to Hachette Publications, Inc. in 1988. Prior to Diamandis, Mr. Spillane held various executive positions with CBS, Inc., including Senior Vice President Group Publisher, Vice President of Circulation, Vice President General Manager of the CBS Special Interest Magazine Group, and Vice President Sales and Marketing of Fawcett Books. His ten-year career at CBS culminated in service from 1985 to 1987 as Senior Vice President, Publishing of CBS Magazines. In that capacity, he was directly responsible for 10 magazines, including Woman’s Day, Modern Bride and Car and Driver. From 1972 to 1977, Mr. Spillane held various positions with Chesebrough Ponds, Inc. Mr. Spillane also served on the board of directors of TVSM, Inc., a private media company, from 1992-1998. Mr. Spillane brings to the board expertise in the publishing and advertising businesses, as well as significant experience with operations and mergers and acquisitions.

Lisa L. Troe has been a member of our board of directors since February 2014. She is a Senior Managing Director and co-founder of Athena Advisors LLC, a business advisory firm. From October 2005 to January 2014, Ms. Troe was a Senior Managing Director in the forensic and litigation consulting practice at FTI Consulting, Inc., a global business advisory firm. From January 1995 to October 2005, Ms. Troe served on the staff of the Division of Enforcement of the U.S. Securities and Exchange Commission’s Los Angeles regional office, seven years as a branch chief and six years as regional chief enforcement accountant. Her career includes accounting positions in public and private companies and with a Big Four public accounting firm. Ms. Troe is a credentialed National Association of Corporate Directors Governance Fellow and member of the National Association of Corporate Directors, a CPA and member of the American Institute of CPAs. Ms. Troe brings to the board an extensive background in public company governance and oversight, enterprise risk and crisis management, and public company accounting and financial reporting, as well as a diverse experience with many industries allowing her to bring additional perspective to our board.

Election of Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Board Structure

Our business affairs are managed under the direction of our board of directors, which currently consists of five members. Several of our directors currently serve on the board pursuant to the voting provisions of a voting agreement among us and several of our stockholders. This agreement will terminate in connection with our initial public offering and there will be no further contractual obligations regarding the election of our directors. Each of our current directors will continue to serve until the election and qualification of his or her successor, or his or her earlier death, resignation or removal.

In accordance with the amended and restated certificate of incorporation and the amended and restated bylaws that will become effective upon completion of the offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering authorize only our board of directors to fill vacancies on our board of directors. The authorized number of directors may be changed by resolution of the board of directors. Any additional directorships resulting from an increase in the authorized number of directors would be distributed among the three classes so that, as nearly as possible, each class would consist of one-third of the authorized number of directors. Frank Addante serves as the Chairman of our board of directors.

Frank Addante and Jarl Mohn are the Class I directors and their terms will expire at the annual meeting of stockholders to be held in 2015. Robert Frankenberg and Sumant Mandal are the Class II directors and their terms will expire at the annual meeting of stockholders to be held in 2016. Gregory R. Raifman, Robert Spillane and Lisa L. Troe are the Class III directors and their terms will expire at the annual meeting of stockholders to be held in 2017. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

In connection with this offering, we have applied to list our common stock on the New York Stock Exchange. Under the rules of the New York Stock Exchange, independent directors must comprise a majority of a listed company’s board of directors within one year after the completion of an initial public offering. In addition, the rules of the New York Stock Exchange require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating/corporate governance committees be independent. Under the rules of the New York Stock Exchange, a director will only qualify as an “independent director” if the board of directors affirmatively determines that the director has no material relationship with the company.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (i) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (ii) be an affiliated person of the listed company or any of its subsidiaries.

Members of our compensation committee must also satisfy the additional independence criteria set forth under Rule 10C-1 of the Exchange Act. In order to be considered independent for purposes of Rule 10C-1, our board of directors must consider whether any director serving on our compensation committee has accepted, other than in his or her capacity as a member of the board, consulting, advisory or other fees from us or whether he or she is an affiliated person of us.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us. As a result of this review, our board of directors has determined that Sumant Mandal, Jarl Mohn, and Lisa L. Troe are and Robert Frankenberg and Robert Spillane, upon joining our board of directors will be, independent directors as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the New York Stock Exchange.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to each of our directors, officers and employees. The full text of our code of business conduct and ethics will be available on our website at www.rubiconproject.com. Following the completion of this offering, we intend to post any amendment to our code of business conduct and ethics, and any waivers of such code for directors and executive officers, on the same website. The code addresses various topics, including:

•	compliance with laws, rules and regulations;

•	conflicts of interest;

•	insider trading;

•	corporate opportunities;

•	competition and fair dealing;

•	fair employment practices;

•	recordkeeping;

•	confidentiality;

•	protection and proper use of company assets;

•	reporting violations of the code; and

•	payments to government personnel.

Lead Independent Director

Our corporate governance guidelines provide that one of our independent directors should serve as a lead independent director at any time when our Chief Executive Officer serves as the Chairman of our board of directors or if the Chairman is not otherwise independent. The lead independent director will preside over periodic meetings of our independent directors, serve as a liaison between our Chairman and the independent directors and perform such additional duties as our board of directors may otherwise determine and delegate. Because Frank Addante is our Chairman, our board of directors will select a lead independent director.

Board Committees

We have established an audit committee, a compensation committee and a nominating/corporate governance committee. We believe that the composition of these committees will meet the criteria for independence under, and that the functioning of these committees will comply with the requirements of, the Sarbanes-Oxley Act of 2002, the rules of the New York Stock Exchange and SEC rules and regulations that will become applicable to us upon consummation of the offering. We intend to comply with the requirements of the New York Stock Exchange with respect to committee composition of independent directors. Each committee has the composition and responsibilities described below.

Audit Committee

Upon completion of this offering, our audit committee will consist of Sumant Mandal, Robert Frankenberg and Lisa L. Troe, each of whom is a non-employee member of our board of directors. Lisa L. Troe is the chair of our audit committee. Our board of directors has determined that each of the persons designated to our audit committee satisfies the requirements for independence and financial literacy under the rules and regulations of the New York Stock Exchange and the SEC. Our board of directors has also determined that Lisa L. Troe qualifies as an “audit committee financial expert,” as defined in the SEC rules, and satisfies the financial sophistication requirements of the New York Stock Exchange. The audit committee is responsible for, among other things, providing assistance to the board of directors in fulfilling its oversight responsibilities regarding the integrity of our financial statements, our compliance with applicable legal and regulatory requirements, the integrity of our financial reporting processes, including its systems of internal accounting and financial controls, the performance of our internal audit function and independent auditor and our financial policy matters by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to confirm that the accountants are independent of management.

Compensation Committee

Upon completion of this offering, our compensation committee will consist of Sumant Mandal, Jarl Mohn, Robert Frankenberg and Robert Spillane, each of whom is a non-employee member of our board of directors. Sumant Mandal is the chair of our compensation committee. Our board of directors has determined that each person designated to our compensation committee meets the requirements for independence under the rules of the New York Stock Exchange and the SEC and is an “outside director” within the meaning of Section 162(m) of the Code. The compensation committee is responsible for, among other things, overseeing our overall compensation structure, policies and programs, and assessing whether our compensation structure establishes appropriate incentives for officers and employees. The compensation committee also reviews and approves corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives, sets the compensation of these officers based on such evaluations and reviews and recommends to the board of directors any employment-related agreements, any proposed severance arrangements or change in control or similar agreements with these officers. The compensation committee also administers the issuance of stock options and other awards under our stock plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members and the adequacy of the charter of the compensation committee. The compensation committee will also prepare a report on executive compensation, when and as required by the SEC rules, to be included in our annual report and annual proxy statement.

Nominating and Governance Committee

Upon completion of this offering, our nominating and governance committee will consist of Jarl Mohn, Lisa Troe and Robert Spillane, each of whom is a non-employee member of our board of directors. Jarl Mohn is the chair of our nominating and governance committee. Our board of directors has determined that each person designated to our nominating and governance committee meets the requirements for independence under the rules of the New York Stock Exchange. The nominating/governance committee is responsible for, among other things, developing and recommending to the board of directors criteria for identifying and evaluating candidates for directorships and making recommendations to the board of directors regarding candidates for election or reelection to the board of directors at each annual stockholders’ meeting. In addition, the nominating/corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board of directors concerning corporate governance matters. The nominating and corporate governance committee will be also responsible for making recommendations to the board of directors concerning the structure, composition and function of the board of directors and its committees.

Compensation Committee Interlocks

None of the members of our compensation committee is or has at any time during the past year been an officer or employee of ours. None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board or compensation committee.

Director Compensation

Prior to this offering, our directors have not received any cash compensation or equity awards for their service on our board of directors or committees of our board of directors. We have a policy of reimbursing our directors for their reasonable out-of-pocket expenses incurred in attending board and committee meetings. Mr. Addante, who is our Chief Executive Officer, and Mr. Raifman, who is our President, receive no compensation for their service as a director. The compensation received by Mr. Addante and Mr. Raifman as employees is presented in “Executive Compensation—2013 Summary Compensation Table.”

After the completion of this offering, each non-employee director will be eligible to receive compensation for his or her service consisting of annual cash retainers and equity awards. For purposes of such compensation arrangements, a “non-employee director” refers to a director who is not an employee of or consultant to the company. Our non-employee directors will receive the following annual retainers for their service, which will be paid in four equal quarterly advance installments and prorated for any partial year service:

Position	Retainer
Board Member	$30,000
Audit Committee Chair	20,000
Compensation Committee Chair	12,500
Nominating and Corporate Governance Committee Chair	7,500
Audit Committee Member	10,000
Compensation Committee Member	5,000
Nominating and Corporate Governance Committee Member	3,500
Lead Independent Director, if any	15,000

Equity awards for non-employee directors will consist of (i) an initial equity award, upon the later of the consummation of this offering or first appointment to our board of directors, with a value of $450,000 and (ii) annual awards with a value of $175,000, subject to proration for sitting directors for the portion of 2014 following this offering, and for the portion of the year following commencement of board service for directors who join during a year. Each equity award will consist of stock options for a number of shares determined by dividing half of the award amount by the accounting cost per share of the options, and restricted stock units covering a number of shares determined by dividing half of the award amount by the fair market value of a share of our common stock on the award date. Stock options will be granted with an exercise price equal to the fair market value of our common stock on the award date. Initial equity awards vest over three years and annual awards vest over one year (or the balance of the year in which the award is granted, in the case of pro-rated annual awards), subject in each case to continued board service. All equity awards to non-employee directors will vest upon a change in control.

Directors have been and will continue to be reimbursed for travel, food, lodging and other expenses directly related to their activities as directors. Directors are also entitled to the protection provided by their indemnification agreements and the indemnification provisions in our current certificate of incorporation and bylaws, as well as the certificate of incorporation and bylaws that will become effective upon the completion of this offering.

EXECUTIVE COMPENSATION

Our named executive officers, or NEOs, for 2013, consisted of our principal executive officer and the next two most highly-compensated executive officers as described below.

2013 Summary Compensation Table

The executive compensation disclosure that follows explains the compensation awarded to, earned by or paid to our named executive officers, Frank Addante, Gregory R. Raifman and Todd Tappin.

The following tables and narratives address and explain the compensation provided to our named executive officers in 2013. All figures below reflect a 1-for-2 reverse stock split which was effected on March 18, 2014.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Mr. Frank Addante	2013	280,000	2,013	—	265,507	—	547,520
Chief Executive Officer, Chief Product Architect and Chairman of the Board
Mr. Gregory R. Raifman	2013	279,615	—	3,936,539	152,011	81,503	4,449,668
President and Director
Mr. Todd Tappin	2013	279,615	—	2,974,324	130,730	—	3,384,669
Chief Operating Officer and Chief Financial Officer

(1)	Represents the payment of a holiday bonus, which was paid on January 8, 2013.
(2)	The amounts shown in this column represent the aggregate grant date fair value of the stock options awarded to the named executive officers in 2013 as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the stock options are set forth in Note 12 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus. In light of the proximity of these grants, which were made on February 22, 2013, to a valuation dated as of March 1, 2013, our board of directors reconsidered the fair value of the common stock and, on November 14, 2013, revised the exercise price of the options granted on February 22, 2013 to the revised estimated fair value of the common stock of $7.80. There is no incremental fair value as a result of such revision because the option exercise price was increased.
(3)	The amounts shown in this column represent the cash incentive amounts earned by the named executive officers for the year ended December 31, 2013.
(4)	Represents the payment of $81,503 in relocation expenses, including $77,533 for the payment of rental fees for a corporate apartment.

Outstanding Equity Awards as of December 31, 2013

The following table provides information regarding outstanding equity awards made to our named executive officers as of December 31, 2013.

		Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Mr. Frank Addante	—	—	—	—
Mr. Gregory R. Raifman		785,700	$7.80	2/21/2023	(1)
Mr. Todd Tappin		593,650	$7.80	2/21/2023	(1)

(1)	Subject to accelerated vesting under certain conditions, as described below under the section entitled “Post-Employment Compensation and Change in Control Payments and Benefits,” 25% of the time-based stock options vested on January 28, 2014 and the remaining option shares will become exercisable in 36 equal installments at the end of each calendar month thereafter.

Employment Agreements

During 2013, we were party to an employment agreement with Mr. Addante effective as of May 4, 2007 pursuant to which he began serving as our chief executive officer on an “at-will” basis. The agreement was amended effective as of December 14, 2007. The agreement, as amended, provided for a base salary, eligibility to receive an annual performance bonus and eligibility to participate in employee benefit or group insurance plans maintained from time to time by the company. We entered into offer letter agreements with each of Mr. Raifman and Mr. Tappin dated January 17, 2013 pursuant to which they began serving as our President (Mr. Raifman) and Chief Operating Officer and Chief Financial Officer (Mr. Tappin) on an “at-will” basis on January 28, 2013. The letter agreements provided for a base salary, eligibility to receive an annual performance bonus and eligibility to participate in employee benefit or group insurance plans maintained from time to time by the company. The letter agreements also provided for the grant of a stock option award to each of Mr. Raifman and Mr. Tappin described in the 2013 Summary Compensation Table. All three agreements provide for eligibility to participate in employee benefit or group insurance plans maintained from time to time by the company.

Effective as of March 3, 2014, our board of directors approved a base salary of $425,000 and a target bonus equal to $425,000 for Mr. Addante. Effective as of March 3, 2014, our board of directors also approved base salaries for each of Mr. Raifman and Mr. Tappin of $438,000 and $420,000, respectively, and target bonuses equal to $292,000 and $280,000, respectively.

Incentive Compensation

Annual Incentive. During 2013, our NEOs were eligible to receive quarterly and annual cash incentive bonus payments determined as a percentage of base salary upon the achievement of pre-established performance goals, which for 2013 included GAAP revenue, Adjusted EBITDA and cash balance. For 2013, the target award opportunities for Messrs. Addante, Raifman and Tappin were 71%, 50% and 43% of base salary, respectively. Performance was measured at the end of each quarter and at fiscal year-end, with 15% allocated to performance for each of our four fiscal quarters and 40% allocated to performance for our full fiscal year.

For 2014, each NEO is eligible to receive a combination of annual and quarterly bonus payments determined as a percentage of base salary based on the achievement of pre-established performance goals. For Mr. Addante, the performance goals will be weighted as follows: 50% revenue and 50% net income. For Mr. Raifman, the performance goals will be weighted as follows: 60% revenue, 20% net income and 20% strategic goals. For Mr. Tappin, the performance goals will be weighted as follows: 40% revenue, 40% net income and 20% strategic goals. A target for each of the two financial metrics will be set by the compensation committee and if the target performance measurements are exceeded for the year, the funding percentage will be increased by an accelerator factor. The maximum bonus that may be paid to an NEO is 200% of the target bonus.

Equity Incentive. We maintain a 2007 Stock Incentive Plan pursuant to which we currently grant stock option awards to eligible participants. Mr. Raifman and Mr. Tappin received grants of stock options under this plan in 2013 in connection with the commencement of their employment pursuant to provisions in their letter agreements. Prior to the equity awards described below, Mr. Addante had not received any equity award from us. See the table titled “Outstanding Equity Awards as of December 31, 2013” for more information with respect to these grants. Our 2007 Plan will be terminated in connection with this offering and we will implement a 2014 Equity Incentive Plan, as described below, pursuant to which we expect to make grants of stock options, restricted stock and/or restricted stock units to eligible participants, including our NEOs, in the future.

In March 2014, each of our NEOs received grants of time-based restricted stock awards that will vest over a period of continued service ending on the fourth anniversary of this offering for Mr. Addante and on January 1, 2020 for Messrs. Raifman and Tappin. Mr. Raifman and Mr. Tappin received an additional grant of restricted stock that will vest over the two year period beginning as of the date of this offering. In addition, each of our NEOs received grants of performance-based restricted stock that will vest based upon our total stockholder return, or TSR, compared to an index to be selected by our compensation committee. Finally, the NEOs will be eligible to receive annual equity grants in the determination of our board of directors based upon its assessment of their performance.

Post-Employment Compensation and Change in Control Payments and Benefits

We are a party to Executive Vesting and Severance Agreements with Messrs. Raifman and Tappin, each dated October 30, 2013, respectively, and the company plans to enter into a substantially similar agreement with Mr. Addante to replace the severance provisions of his existing employment agreement. The severance agreement provides that the executives are “at-will” employees. If the company terminates the employment of any of these executives without “cause” or if any of these executives resigns for “good reason” (as such terms are defined in the severance agreements) and prior to and not in connection with the consummation of a “sale transaction” (as such term is defined in the severance agreements), each such executive will be entitled to receive compensation equal to six months of his respective then-current base salary, payable in equal installments over six months, a pro rata bonus for the year of termination, reimbursement of “COBRA” premiums for up to six months for each of such executive and his respective dependents and supplemental vesting based on the principle that the executive shall receive credit for an additional six months of service and, with respect to any performance-based restricted stock, assuming any applicable performance goal is achieved during that period. If the company terminates any of these executives without cause or any of them resigns for good reason in connection with or following a change in control, each such executive will be entitled to receive compensation equal to 12 months of his then-current base salary, payable in equal installments over twelve months, a pro rata bonus for the year of termination, reimbursement of “COBRA” premiums for up to 12 months and acceleration of all of his equity awards. The severance payments are conditioned upon these executives entering into a release of claims with us.

If a change of control occurs pursuant to an agreement entered into prior to the first anniversary of this offering, and any of these executives have any benefits that would constitute “excess parachute payments” as defined in Section 280G of the Code, then such executive shall be entitled to a gross up payment in respect of the excise taxes under Section 280G of the Code applicable to such parachute payments.

Employee Benefit Plans

2014 Equity Incentive Plan

Effective upon consummation of this offering, our board of directors will adopt The Rubicon Project, Inc. 2014 Equity Incentive Plan, or the 2014 Plan.

Purpose. The 2014 Plan is intended to help the company secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of the company and any affiliate and provide a means by which the eligible recipients may benefit from increases in the value of our common stock.

Types of Awards. The 2014 Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Code, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards, performance cash awards and other stock awards.

Eligibility. Awards may be granted to employees, including officers, non-employee directors and consultants of the company and its affiliates. Only our employees and those of our affiliates are eligible to receive incentive stock options.

Shares Subject to the 2014 Plan. Subject to adjustment for certain dilutive or related events, the aggregate maximum number of shares of our common stock that may be issued pursuant to stock awards under the 2014 Plan, or the Share Reserve, will initially be 2,100,000 shares of common stock, inclusive of shares of common stock under our 2007 Plan that remain available for future grants as of the effective date of the 2014 Plan, which will be added to the shares reserved under the 2014 Plan to achieve an initial Share Reserve of 2,100,000 shares of common stock. In addition, the number of shares of common stock equal to the total number of shares of common stock subject to outstanding awards granted under the 2007 Plan that expire or terminate for any reason prior to exercise or settlement but after the offering, are forfeited or are otherwise reacquired or withheld (or not issued) to satisfy a tax withholding obligation in connection with an award will be added to the Share Reserve.

The Share Reserve will automatically increase on January 1st of each year during the term of the 2014 Plan commencing on January 1st of the year following the year in which the 2014 Plan becomes effective in an amount equal to five percent (5%) of the total number of shares of capital stock outstanding on December 31st of the preceding calendar year; provided, however, that the board of directors may provide that there will not be a January 1st increase in the Share Reserve in a given year or that the increase will be less than five percent (5%) of the shares of capital stock outstanding on the preceding December 31st.

The Share Reserve will not be reduced if an award or any portion thereof (i) expires or terminates without all of the shares covered by such award having been issued or (ii) is settled in cash. If any shares of common stock issued under an award are forfeited back to or repurchased by the company, such shares will revert to and again be made available for issuance under the 2014 Plan. Any shares retained or reacquired by the company in satisfaction of tax withholding obligations or as consideration for the exercise or purchase price of an award will also again become available for issuance under the 2014 Plan.

The aggregate maximum number of shares of common stock that may be issued on the exercise of incentive stock options is 2,100,000.

Shares issued under the 2014 Plan may consist of authorized but unissued or reacquired common stock of the company, including shares repurchased by the company on the open market or otherwise.

Administration. Our board of directors has the authority to administer the 2014 Plan, including the powers to: (i) determine who will be granted awards and what type of award, when and how each award will be granted, the provisions of each award (which need not be identical), the number of shares or cash value subject to an award and the fair market value applicable to an award; (ii) construe and interpret the 2014 Plan and awards granted thereunder and establish, amend and revoke rules and regulations for administration of the 2014 Plan and awards, including the ability to correct any defect, omission or inconsistency in the 2014 Plan or any award document; (iii) settle all controversies regarding the 2014 Plan and awards granted thereunder; (iv) accelerate or extend, in whole or in part, the time during which an award may be exercised or vested or at which cash or shares may be issued; (v) suspend or terminate the 2014 Plan; (vi) amend the 2014 Plan; (vii) submit any amendment to the 2014 Plan for stockholder approval; (viii) approve forms of award documents for use under the 2014 Plan and to amend the terms of any one or more outstanding awards; (ix) generally exercise such powers and perform such acts as the board of directors may deem necessary or expedient to promote the best interests of the company and that are not in conflict with the provisions of the 2014 Plan or any award documents; (x) adopt procedures and sub-plans as are necessary or appropriate; (xi) effect, with a participant’s consent, the reduction of the exercise, purchase or strike price of any outstanding stock award, the cancellation of any outstanding stock award and the grant in substitution thereof of a new stock or cash award and/or award of other valuable consideration determined by the board of directors, in its sole discretion, with any such substituted award covering the same or a different number of shares of common stock as the cancelled stock award and granted under the 2014 Plan or another equity or compensatory plan of the company or any other action that is treated as a repricing under GAAP.

Subject to the provisions of the 2014 Plan, the board of directors may delegate all or some of the administration of the 2014 Plan to a committee of two or more directors and may delegate to one or more officers the authority to designate employees who are not officers to be recipients of options and stock appreciation rights

(and, to the extent permitted by applicable law, other stock awards) and, to the extent permitted by applicable law, to determine the terms of such awards and the number of shares of common stock to be subject to such stock awards granted to such employees. Unless otherwise provided by the board of directors, delegation of authority by the board of directors to a committee or an officer will not limit the authority of the board of directors. All determinations, interpretations and constructions made by the board of directors (or another authorized committee or officer exercising powers delegated by the board of directors) in good faith will be final, binding and conclusive on all persons.

Stock Options. A stock option may be granted as an incentive stock option or a nonqualified stock option. The option exercise price may not be less than the fair market value of the stock subject to the option on the date the option is granted (or, with respect to incentive stock options, less than 110% of the fair market value if the recipient owns stock possessing more than 10% of the total combined voting power of all classes of stock of the company or any affiliate, or a Ten Percent Stockholder, unless the option was granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 409A and, if applicable, Section 424(a) of the Code. Options will not be exercisable after the expiration of ten years from the date of grant (or five years, in the case of an incentive stock option issued to a Ten Percent Stockholder). Each award agreement will set forth the number of shares subject to each option. The purchase price of any shares acquired pursuant to an option may be payable in cash, check, bank draft, money order, net exercise or as otherwise determined by the board of directors and set forth in the award agreement, including through an irrevocable commitment by a broker to pay over such amount from a sale of the shares issuable under the option and the delivery of previously owned shares. The vesting schedule applicable to any option, including any performance conditions, will be as set forth in the award agreement.

Stock Appreciation Rights. A stock appreciation right, or SAR, is a right that entitles the participant to receive, in cash or shares stock or a combination thereof, as determined by the board of directors, value equal to or otherwise based on the excess of (i) the fair market value of a specified number of shares at the time of exercise over (ii) the exercise price of the right, as established by the board of directors on the date of grant. Upon exercising a SAR, the participant is entitled to receive the amount by which the fair market value of the stock at the time of exercise exceeds the exercise price of the SAR. The exercise price of each SAR may not be less than the fair market value of the stock subject to the award on the date the SAR is granted, unless the SAR was granted pursuant to an assumption of or substitution for another option in a manner satisfying the provisions of Section 409A of the Code. SARs will not be exercisable after the expiration of ten years from the date of grant. Each award agreement will set forth the number of shares subject to the SAR. The vesting schedule applicable to any SAR, including any performance conditions, will be as set forth in the award agreement.

Provisions Applicable to Both Options and SARs.

Transferability. The board of directors may, in its sole discretion, impose limitations on the transferability of options and SARs. Unless the board of directors provides otherwise, an option or SAR will not be transferable except by will or the laws of descent and distribution and will be exercisable during the lifetime of a participant only by such participant. The board of directors may permit transfer of an option or SAR in a manner not prohibited by applicable law. Subject to approval by the board of directors, an option or SAR may be transferred pursuant to the terms of a domestic relations order or similar instrument or pursuant to a beneficiary designation.

Termination of Service. Except as otherwise provided in an applicable award document or other agreement between a participant and the company, upon a termination for any reason other than for cause or due to death or disability, a participant may exercise his or her option or SAR (to the extent such award was exercisable as of the date of termination) for a period of three months following the termination date or, if earlier, until the expiration of the term of such award. Upon a termination due to a participant’s disability, unless otherwise provided in an applicable award or other agreement, the participant may exercise his or her option or SAR (to the extent that such award was exercisable as of the date of termination) for a period of twelve (12) months following the termination date or, if earlier, until the expiration of the term of such award. Upon a termination due to a participant’s death, unless otherwise provided in an applicable award or other agreement, the participant’s estate may exercise the option or SAR (to the extent such award was exercisable as of the termination date) for a period of eighteen (18) months following the termination date or, if earlier, until the expiration of the term of such award. Unless provided otherwise in an award or other agreement, an option or SAR will terminate on the date that a participant is terminated for cause and the participant will not be permitted to exercise such award.

Awards Other Than Options and SARs.

Restricted Stock and Restricted Stock Unit Awards. Restricted shares are awards of shares, the grant, issuance, retention, vesting and/or transferability of which is subject during specified periods of time to such conditions (including continued employment) and terms as the board of directors deems appropriate. Restricted stock units, or RSUs, are an award denominated in units under which the issuance of shares (or cash payment in lieu thereof) is subject to such conditions (including continued employment) and terms as the board of directors deems appropriate. Each award document evidencing a grant of restricted stock or RSUs will set forth the terms and conditions of each award, including vesting and forfeiture provisions, transferability and, if applicable, right to receive dividends or dividend equivalents.

Performance Awards. A performance award is a stock or cash award that is payable contingent upon the attainment during a performance period of certain performance goals. A performance award may, but need not, require the completion of a specified period of service. The length of any performance period, the applicable performance goals and the measurement of whether and to what degree such performance goals have been attained will be as determined by the compensation committee. To the extent permitted by applicable law and under any applicable award agreement, the board of directors may determine that cash may be used for payment of a performance stock award and that cash or other property may be used for the payment of a performance cash award. The compensation committee (or if not required for compliance with Section 162(m) of the Code, the board of directors) retains the discretion to reduce or eliminate the compensation or economic benefit upon the attainment of any performance goals.

Performance Goals. Unless otherwise permitted in compliance with Section 162(m) of the Code with respect to an award intended to qualify as “performance-based compensation” thereunder, the compensation committee will establish the performance goals applicable to, and the formula for calculating the amount payable under, the award no later than the earlier of (A) 90 days after commencement of the applicable performance period, and (B) the date on which 25% of the performance period has elapsed and at a time when the achievement of the applicable performance goals remains substantially uncertain. Performance goals may be based on a Company-wide basis, or, with respect to one or more parts of the company’s business, or with respect to individual participant performance, as appropriate, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. The performance criteria may be based on any one of, or combination of, a number of performance criteria, which may include financial or other metrics, as determined by the board of directors. However, no provision in the 2014 Plan limits the discretion of the Board or other authorized delegate of the Board to grant awards that do not comply with the requirements under Section 162(m) of the Code.

Other Stock Awards. The 2014 Plan permits the grant of other forms of stock awards valued in whole or in part by reference to, or otherwise based on, the common stock of the company, including the appreciation in value thereof. Subject to the provisions of the 2014 Plan, the board of directors has the sole and complete authority to determine the persons to whom and the times at which such other stock awards may be granted and other provisions related thereto.

Non-Employee Director Grants. In addition to any stock awards that may be granted on a discretionary basis to non-employee directors under the 2014 Plan, each director who for the 180 days before the applicable grant date (as described below) has not been either (i) an employee of the company or any of its subsidiaries or (ii) a consultant for the company or any of its subsidiaries, will be automatically granted, as applicable, an initial stock award upon commencement of service on the board of directors and an annual stock award, pursuant to the provisions set forth in the 2014 Plan.

Adjustment Provisions. In the event of any change in the capitalization of the company, the board of directors will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the 2014 Plan; (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of incentive stock options; (iii) the class(es) and maximum number of securities that may be awarded to any person in compliance with Section 162(m) of the Code; and (iv) the class(es) and number of securities or other property and value (including price per share of stock) subject to outstanding stock awards. The board of directors will make such adjustments, and its determination will be final, binding and conclusive. Unless provided otherwise in an award or other agreement, in the event of a dissolution or liquidation of the company, all outstanding stock awards (other than stock awards consisting of vested and outstanding shares of Company common stock not subject to a forfeiture condition or the company’s right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of common stock subject to the company’s repurchase rights or subject to forfeiture may be repurchased or reacquired by the company notwithstanding the fact that the holder of such stock award is providing continuous service; provided, however, that the board of directors may, in its sole discretion, provide that some or all stock awards will become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent not already expired or terminated) before the dissolution or liquidation is completed but contingent upon its completion.

Corporate Transaction. In the event of Corporate Transaction (as defined in the 2014 Plan), the board of directors will take one or more of the following actions with respect to each outstanding award, contingent upon the closing or completion of the Corporate Transaction:

(i) arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) to assume or continue the award or to substitute a similar stock award for the award (including, but not limited to, an award to acquire the same consideration per share paid to the stockholders of the company pursuant to the Corporate Transaction);

(ii) arrange for the assignment of any reacquisition or repurchase rights held by the company in respect of common stock issued pursuant to the award to the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company);

(iii) accelerate the vesting, in whole or in part, of the award (and, if applicable, the time at which the award may be exercised) to a date prior to the effective time of such Corporate Transaction as determined by the board of directors (or, if the board of directors will not determine such a date, to the date that is five days prior to the effective date of the Corporate Transaction), with such award terminating if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction, and with such exercise reversed if the Corporate Transaction does not become effective;

(iv) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by the company with respect to the award;

(v) cancel or arrange for the cancellation of the award, to the extent not vested or not exercised prior to the effective time of the Corporate Transaction, in exchange for such cash consideration, if any, as the board of directors, in its reasonable determination, may consider appropriate as an approximation of the value of the canceled award; and

(vi) cancel or arrange for the cancellation of the award, to the extent not vested or not exercised prior to the effective time of the Corporate Transaction, in exchange for a payment equal to the excess, if any, of (A) the value in the Corporate Transaction of the property the participant would have received upon the exercise of the award immediately prior to the effective time of the Corporate Transaction, over (B) any exercise price payable by such holder in connection with such exercise.

The board of directors need not take the same action or actions with respect to all awards or portions thereof or with respect to all participants and may take different actions with respect to the vested and unvested portions of an award.

In the absence of any affirmative determination by the board of directors at the time of a Corporate Transaction, each outstanding award will be assumed or an equivalent award will be substituted by such successor corporation or a parent or subsidiary of such successor corporation, referred to as a Successor Corporation, unless the Successor Corporation does not agree to assume the award or to substitute an equivalent award, in which case the vesting of such award will accelerate in its entirety (along with, if applicable, the time at which the award may be exercised) to a date prior to the effective time of such Corporate Transaction as the board of directors will determine (or, if the board of directors will not determine such a date, to the date that is five days prior to the effective date of the Corporate Transaction), with such award terminating if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction, and with such exercise reversed if the Corporate Transaction does not become effective.

Change in Control. An award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control (as defined in the 2014 Plan) as may be provided in the award agreement for such award or as may be provided in any other written agreement between the company or any affiliate and the participant, but in the absence of such provision, no such acceleration will occur.

Termination and Amendment. The board of directors may amend the 2014 Plan as it deems necessary or advisable. If required by applicable law, the company will seek stockholder approval of any amendment of the 2014 Plan that materially (A) increases the number of shares available for issuance under the 2014 Plan, (B) expands the class of individuals eligible to receive awards, (C) increases the benefits accruing to participants under the 2014 Plan, (D) reduces the price at which shares of common stock may be issued or purchased under the 2014 Plan, (E) extends the term of the 2014 Plan, or (F) expands the types of awards available for issuance under the 2014 Plan. Except as otherwise provided in the 2014 Plan or an award document, no amendment of the 2014 Plan will materially impair a participant’s rights under an outstanding award without the participant’s written consent. The board of directors may suspend or terminate the 2014 Plan at any time. No awards may be granted after the 10th anniversary of the earlier of the date the 2014 Plan was adopted by the Board or the date the 2014 Plan is approved by the stockholders of the company. No awards may be granted under the 2014 Plan while the 2014 Plan is suspended or terminated.

2007 Stock Incentive Plan

Our board of directors adopted and our stockholders approved our 2007 Stock Incentive Plan, or the 2007 Plan, in May 2007, which was supplemented by an addendum for optionees in the United Kingdom in July 2011 and most recently amended in March 2014.

Authorized Shares. Our 2007 Plan will be terminated in connection with this offering, and, accordingly, no further shares will be available for issuance under this plan. Our 2007 Plan will continue to govern outstanding awards granted thereunder. As of December 31, 2013, options to purchase 8,359,589 shares of our common stock remained outstanding under the 2007 Plan.

Plan Administration. Our board of directors or a committee thereof appointed by our board has the authority to administer our 2007 Plan. Currently, our compensation committee has authority to administer the 2007 Plan. Subject to the provisions of the 2007 Plan, the administrator has the power to determine (i) with respect to the option grants under the discretionary option grant program, which eligible persons are to receive grants, times when such grants are to be made, the number of shares to be covered by each grant, the status of a granted option as either an incentive option or a non-statutory option, the vesting schedule (if any) and the term for which an option is to remain outstanding; and (ii) with respect to stock issuances under the stock issuance program, which eligible persons are to receive stock issuances, times when such issuances are to be made, the number of shares to be issued, the vesting schedule (if any) and consideration for such shares.

Stock Options. The administrator may grant options. The exercise price per share of all options must equal at least 100% of the fair market value per share of our common stock on the date of grant. The term of an option may not exceed ten years. The methods of payment of the exercise price of an option may include cash or certified check or share of common stock valued at fair market value on the exercise date. After the termination of service, except in the case of termination for misconduct, of an employee, director or consultant, the participant may exercise his or her option, to the extent vested as of such date of termination, within the period of time as stated in his or her option agreement. If termination is due to death or disability, the option will remain exercisable, to the extent vested as of such date of termination, for the period of time as stated in his or her option agreement. The administrator shall have complete discretion to extend the period of time for which an option is to remain exercisable following an optionee’s cessation of service from the limited exercise period otherwise in effect for that option and to permit the option to be exercised during the applicable post-service exercise period, not only with respect to the number of vested shares of common stock, but also with respect to one or more additional installments in which the optionee would have vested had the optionee continued in service. However, in no event may an option be exercised later than the expiration of its term.

Stock Issuances; Restricted Stock. Shares of common stock may be issued under our 2007 Plan. Each such stock issuance is evidenced by a stock issuance agreement. Shares issued under our 2007 Plan may be fully and immediately vested upon issuance or may vest in one or more installments over the recipient’s period of service or upon attainment of specified performance objectives. Issuances of our common stock may be subject to various restrictions, including restrictions on transferability and forfeiture provisions. The purchase price per share must equal at least 100% of the fair market value per share of our common stock on the issuance date. Shares of restricted stock will vest, and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. Recipients of stock issuances will generally have rights equivalent to those of a stockholder with respect to such shares upon issuance without regard to vesting.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2007 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2007 Plan and/or the number, class and price of shares covered by each outstanding award. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable, and all unexercised awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control. Our 2007 Plan provides that in the event of a merger or change in control, as defined therein, each outstanding award will be treated as the administrator determines, without a participant’s consent, including, without limitation, that each award be assumed or substituted for an equivalent award. Except to the extent expressly provided in an option agreement, no option outstanding at the time of a change in control shall become exercisable on an accelerated basis if and to the extent (a) the option is assumed by the successor corporation; (b) such option is replaced with a cash incentive program of the successor corporation; or (c) the acceleration of such option is subject to other limitations imposed by the plan administrator at the time of the option grant. If none of the foregoing conditions are satisfied, each option outstanding at the time of the change in control shall automatically accelerate so that each such option shall, immediately prior to the effective date of the change in control, become exercisable for all the shares of common stock at the time subject to such option and may be exercised. Our 2007 Plan also provides that, following a change in control, all of our repurchase rights with respect to outstanding options shall also terminate automatically and the shares of common stock subject to those terminated rights shall immediately vest in full, subject to certain exceptions. All of our repurchase rights under the stock issuance program shall terminate automatically in connection with a change in control, and all the shares of common stock subject to those terminated rights shall immediately vest in full, in the event of any change in control, except to the extent the repurchase rights are assigned to the successor corporation or otherwise continue in full force and effect pursuant to the express terms of the change in control transaction or such accelerated vesting is precluded by other limitations imposed in the stock issuance program.

Amendment, Termination. Our board of directors may amend our 2007 Plan at any time, provided that such amendment does not impair a participant’s rights under outstanding awards without the participant’s written consent. As noted above, upon the completion of this offering, the 2007 Plan will be terminated and no further awards will be granted thereunder. All outstanding awards will continue to be governed by their existing terms.

Employee Stock Purchase Plan

We have adopted a 2014 Employee Stock Purchase Plan in order to enable eligible employees to purchase shares of our common stock at a discount following the date of this offering. Purchases will be accomplished through participation in discrete offering periods. Our 2014 Employee Stock Purchase Plan, excluding any sub-plans thereunder, is intended to qualify as an employee stock purchase plan under Section 423 of the Code. We initially reserved a number of shares of our common stock for issuance under our 2014 Employee Stock Purchase Plan equal to 525,000 shares. The number of shares reserved for issuance under our 2014 Employee Stock Purchase Plan will increase automatically on January 1 of each year by 1% of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year. However, our board of directors may reduce the amount of the increase in any particular year at their discretion. The maximum number of shares that may be issued to any employee in a given offering period may not exceed 1,250.

Our compensation committee will administer our 2014 Employee Stock Purchase Plan. All of our employees who work 20 or more hours per week or for five or more months per year that are employed at the beginning of an enrollment period are generally eligible to participate in our 2014 Employee Stock Purchase Plan. Employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in our 2014 Employee Stock Purchase Plan cannot participate in our 2014 Employee Stock Purchase Plan. Under our 2014 Employee Stock Purchase Plan, eligible employees will be able to acquire shares of our common stock by accumulating funds through payroll deductions. Our eligible employees will be able to select a rate of payroll deduction between 1% and 10% of their eligible compensation. We will also have the right to amend or terminate our 2014 Employee Stock Purchase Plan at any time. Our 2014 Employee Stock Purchase Plan will continue for a maximum of ten (10) years from adoption or until earlier terminated in accordance with the provisions therein.

For each offering period, new participants will be required to enroll in a timely manner. Once an employee is enrolled, participation will be automatic in subsequent purchase periods. No offering period can run for more than 27 months. An employee’s participation automatically ends upon termination of employment for any reason.

In addition to the 1,250 share limit for each offering period, no participant will have the right to purchase shares of our common stock in an amount, when aggregated with purchase rights under all our employee stock purchase plans that are also in effect in the same calendar year, that has a fair market value of more than $25,000, determined as of the first day of the applicable purchase period, for each calendar year in which that right is outstanding. The purchase price for shares of our common stock purchased under our 2014 Employee Stock Purchase Plan will be not less than 85% of the lesser of the fair market value of our common stock on (i) the first trading day of the applicable offering period and (ii) the last trading day of each purchase period in the applicable offering period.

If we experience a proposed liquidation or dissolution, any offering period will terminate immediately prior to the consummation of such transaction unless otherwise provided by our board of directors in its sole discretion and all outstanding purchase rights will automatically terminate and the amounts of all payroll deductions will be refunded without interest to the participants. In the event of a proposed sale of all or substantially all of our assets, or our merger or consolidation or similar combination of the company with or into another entity, then in the sole discretion of our board of directors, (1) each purchase right will be assumed or an equivalent right substituted by the successor corporation or parent or subsidiary of such successor entity, (2) on a date established by the board of directors on or before the date of consummation of such merger, consolidation, combination or sale, such date will be treated as a purchase date, and all outstanding purchase rights will be exercised on such date, (3) all outstanding purchase rights will terminate and the accumulated payroll deductions will be refunded without interest to the participants, or (4) outstanding purchase rights will continue unchanged.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. To date, we have made no matching contributions into the 401(k) plan. Pre-

tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan, and all contributions are deductible by us when made.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and our amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the DGCL, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of nonmonetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into indemnification agreements with each of our current directors, executive officers and certain other officers. These agreements will provide indemnification for certain expenses and liabilities incurred in connection with any action, suit, proceeding, or alternative dispute resolution mechanism, or hearing, inquiry, or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent, or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent, or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent, or fiduciary of another entity. In the case of an action or proceeding by, or in the right of, our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents information regarding beneficial ownership of our equity interests as of March 18, 2014, and as adjusted to reflect the sale of common stock in this offering, by:

•	each stockholder or group of stockholders known by us to be the beneficial owner of more than 5% of our outstanding equity interests;

•	each of our directors and our director designees;

•	each of our named executive officers;

•	all selling stockholders; and

•	all of our directors, director designees and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and thus represents voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

Percentage ownership of our common stock before this offering is based on 29,012,252 shares of our common stock outstanding as of March 18, 2014, giving effect to the reverse stock split completed on March 18, 2014, and assumes (i) the conversion of all outstanding shares of convertible preferred stock into an aggregate of 14,410,233 shares of Class A common stock, (ii) the conversion of all outstanding shares of our Class B common stock into an aggregate of 4,190,063 shares of Class A common stock and (iii) conversion of all of our Class A common stock (including all shares of Class A common stock issued upon conversion of our convertible preferred stock and Class B common stock as described above) into a single class of common stock upon completion of this offering. For percentage ownership information after the offering in the table, we have assumed the issuance of common stock in this offering and no exercise of the underwriters’ over-allotment option. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of March 18, 2014 and a warrant exercisable in connection with the offering are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each individual listed in this table is c/o The Rubicon Project, Inc., 12181 Bluff Creek Drive, 4th Floor, Los Angeles, California 90094.

Name and Address of Beneficial Owner	Shares Beneficially Owned Prior to The Offering		Shares Being Offered	Shares Beneficially Owned After the Offering
	Number	Percent		Number	Percent
5% Stockholders
Frank Addante(1)	3,059,374	10.5%	—	3,059,374	8.8%
Entities affiliated with Clearstone Venture Partners(2)	6,299,980	21.7%	—	6,299,980	18.1%
News Corporation(3)	5,596,125	19.3%	849,776	4,746,349	13.7%
Entities affiliated with Mayfield Fund(4)	4,112,754	14.2%	—	4,112,754	11.8%
Executive Officers, Directors and Director Designees
Frank Addante(1)	3,059,374	10.5%	—	3,059,374	8.8%
Gregory R. Raifman(5)	620,530	2.1%	—	620,530	1.8%
Todd Tappin(6)	523,015	1.8%	—	523,015	1.5%
Sumant Mandal(7)	6,299,980	21.7%	—	6,299,980	18.1%
Jarl Mohn(8)	405,850	1.4%	50,000	355,850	1.0%
Lisa L. Troe(9)	—	*	—	—	*
Robert Frankenberg(10)	—	*	—	—	*
Robert Spillane(11)	—	*	—	—	*
All Current Executive Officers and Directors as a Group (10 persons)(12)	11,048,194	37.5%	50,000	10,998,194	31.7%
Other Selling Stockholders
Allen & Company, LLC(13)	483,201	1.6%	73,375	281,503	*
GE Capital Equity Investments, Inc.(14)	706,809	2.4%	107,329	599,480	1.7%
IDG Ventures Vietnam LP(15)	1,048,061	3.6%	159,149	888,912	2.6%
Matt Coffin(16)	39,643	*	6,020	33,623	*
NBCUniversal Media, LLC(17)	706,809	2.4%	107,330	599,479	1.7%
University of California, Berkeley Foundation(18)	8,035	*	1,220	6,815	*

*	Indicates ownership of less than one percent.
(1)

Consists of 3,059,374 shares of our common stock held by Mr. Addante. Mr. Addante’s shares include 531,669 shares of time-based restricted stock, which will vest over a period of continued service ending on the fourth anniversary of this offering, and 100,000 shares of performance-based restricted stock that will vest based upon our total stockholder return, or TSR, compared to an index to be selected by our compensation committee.

(2)	Consists of (i) 324,237 shares of our common stock and 11,730,205 shares of our preferred stock (convertible into 5,865,103 shares of common stock based on the conversion ratio after giving effect to a 1-for-2 reverse stock split) held by Clearstone Venture Partners III-A, LP and (ii) 5,796 shares of our common stock and 209,689 shares of our preferred stock (convertible into 104,844 shares of common stock based on the conversion ratio after giving effect to a 1-for-2 reverse stock split) held by Clearstone Venture Partners III-B, a Delaware multiple series LLC. Clearstone Venture Management III, LLC is the general partner of both Clearstone Venture Partners III-A, LP and Clearstone Venture Partners III-B. Sumant Mandal is a managing member of Clearstone Venture Management III, LLC. The address for these entities is 1351 Fourth Street, Fourth Floor, Santa Monica, CA 90401.
(3)	Consists of (i) 4,190,063 shares of our common stock and (ii) 2,812,125 shares of our preferred stock (convertible into 1,406,062 shares of common stock based on the conversion ratio after giving effect to a 1-for-2 reverse stock split) held by News Corporation. The address for this entity is 1211 Avenue of the Americas, New York, NY 10036.
(4)

Consists of 1,500 shares of common stock and 120,383 shares of preferred stock (convertible into 60,191 shares of common stock based on the conversion ratio after giving effect to a 1-for-2 reverse stock split) held by Mayfield Associates Fund XII, a Delaware limited partnership, or MF AF XII, 1,500 shares of common stock and 120,383 shares of preferred stock (convertible into 60,191 shares of common stock based on the conversion ratio after giving effect to a 1-for-2 reverse stock split) held by Mayfield Principals Fund XII, a Delaware multiple series limited liability company, or MF PF XII, and 97,000 shares of common stock and 7,784,742 shares of preferred stock (convertible into 3,892,372 shares of common stock based on the conversion ratio after giving effect to a 1-for-2 reverse stock split) held by Mayfield XII, a Delaware limited partnership, or MF XII. Mayfield XII Management, L.L.C., or MF XII Management, is the general partner of each of MF AF XII and MF XII and the sole managing director of MF PF XII. MF XII Management is managed by three managing directors, James T. Beck, Navin Chaddha and Robert T. Vasan, and all action by the managing directors relating to the voting or disposition of the shares of common stock beneficially held by each of MF AF XII, MF PF XII and MF XII requires approval of a majority of the managing directors. The address for each of these entities is c/o Mayfield Fund, 2484 Sand Hill Road, Menlo Park, CA 94025.
(5)	Includes 245,530 shares issuable pursuant to outstanding stock options exercisable by Mr. Raifman within 60 days of March 18, 2014, of which 212,793 were fully vested as of such date. Mr. Raifman’s beneficial ownership also includes 157,500 shares of time-based restricted stock that will vest in installments over a period of continued service ending on January 1, 2020, 125,000 shares of time-based restricted stock that will vest over the two year period beginning as of the date of this offering and 92,500 shares of performance-based restricted stock that will vest based upon our TSR compared to an index to be selected by our compensation committee. Excludes options to purchase 540,170 shares of common stock that are unvested and unexercisable within 60 days of March 18, 2014.
(6)	Includes 185,515 shares issuable pursuant to outstanding stock options exercisable by Mr. Tappin within 60 days of March 18, 2014, of which 160,780 were fully vested as of such date. Mr. Tappin’s beneficial ownership also includes 150,000 shares of time-based restricted stock that will vest in installments over a period of continued service ending on January 1, 2020, 100,000 shares of time-based restricted stock that will vest over the two year period beginning as of the date of this offering and 87,500 shares of performance-based restricted stock that will vest based upon our TSR compared to an index to be selected by our compensation committee. Excludes options to purchase 408,135 shares of common stock that are unvested and unexercisable within 60 days of March 18, 2014.
(7)	Consists of shares held by the Clearstone entities as disclosed in footnote (2) above. Mr. Mandal is a managing member of Clearstone Venture Management III, LLC and, as such, may be deemed to share voting and investment power with respect to all shares held by the Clearstone entities. In addition to the shares shown on the table, upon the completion of this offering, Mr. Mandal will receive an equity award with a nominal total value of $450,000, one half of which will consist of the award of restricted stock units and the other half of which will consist of a stock option with an exercise price equal to our initial public offering price. In addition, upon the completion of this offering, Mr. Mandal will receive an initial annual equity award valued at $175,000 prorated from the date hereof through the estimated date of the first annual meeting of the stockholders held in 2015, the value of such equity award will be equally split between the grant of restricted stock units and a stock option with an exercise price equal to our initial public offering price.
(8)	Consists of 405,850 shares held by The Mohn Family Trust, a revocable trust (the “Trust”), of which Mr. Mohn and his wife are co-trustees. These shares are held in the Trust for the benefit of Mr. Mohn and his wife. In addition to the shares shown on the table, upon the completion of this offering, Mr. Mohn will receive an equity award with a nominal total value of $450,000, one half of which will consist of the award of restricted stock units and the other half of which will consist of a stock option with an exercise price equal to our initial public offering price. In addition, upon the completion of this offering, Mr. Mohn will receive an initial annual equity award with a nominal value of $175,000 prorated from the date hereof through the estimated date of the first annual meeting of the stockholders held in 2015, the value of such equity award will be equally split between the grant of restricted stock units and a stock option with an exercise price equal to our initial public offering price.
(9)	Upon the completion of this offering, Ms. Troe will receive an equity award with a nominal total value of $450,000, one half of which will consist of the award of restricted stock units and the other half of which will consist of a stock option with an exercise price equal to our initial public offering price. In addition, upon the completion of this offering, Ms. Troe will receive an initial annual equity award with a nominal value of $175,000 prorated from the date hereof through the estimated date of the first annual meeting of the stockholders held in 2015, one half of which will consist of the award of restricted stock units and the other half of which will consist of a stock option with an exercise price equal to our initial public offering price.
(10)

Upon the completion of this offering and becoming a director, Mr. Frankenberg will receive an equity award with a nominal total value of $450,000, one half of which will consist of the award of restricted stock units and the other half of which will consist of a stock option with an exercise price equal to our initial public offering price. In addition, upon the completion of this offering and becoming a director, Mr. Frankenberg will receive an initial annual equity award with a nominal value of $175,000 prorated from the date hereof through the estimated date of the first annual meeting of the stockholders held in 2015, one half of which will consist of the award of restricted stock units and the other half of which will consist of a stock option with an exercise price equal to our initial public offering price.
(11)	Upon the completion of this offering and becoming a director, Mr. Spillane will receive an equity award with a nominal total value of $450,000, one half of which will consist of the award of restricted stock units and the other half of which will consist of a stock option with an exercise price equal to our initial public offering price. In addition, upon the completion of this offering and becoming a director, Mr. Spillane will receive an initial annual equity award with a nominal value of $175,000 prorated from the date hereof through the estimated date of the first annual meeting of the stockholders held in 2015, one half of which will consist of the award of restricted stock units and the other half of which will consist of a stock option with an exercise price equal to our initial public offering price.
(12)	Includes options to purchase 478,440 shares of our common stock exercisable within 60 days of March 18, 2014, of which 373,573 are fully vested as of such date, and 1,436,219 shares of restricted stock. In addition to the shares shown on the table, upon the completion of this offering, Ms. Troe and Messrs. Mandal, Mohn, Frankenberg and Spillane will each receive an equity award with a nominal total value of $450,000, one half of which will consist of the award of restricted stock units and the other half of which will consist of a stock option with an exercise price equal to our initial public offering price. In addition, upon the completion of this offering, Ms. Troe and Messrs. Mandal, Mohn, Frankenberg and Spillane will each receive an initial annual equity award with a nominal value of $175,000 prorated from the date hereof through the estimated date of the first annual meeting of the stockholders held in 2015, the value of such equity award will be equally split between the grant of restricted stock units and a stock option with an exercise price equal to our initial public offering price. Excludes options to purchase 1,250,910 shares of common stock that are unvested and unexercisable within 60 days as of March 18, 2014 and awards to be granted to directors upon completion of this offering.
(13)	Shares beneficially owned prior to the offering consists of 120,536 shares of our preferred stock (convertible into 60,268 shares of common stock based on the conversion ratio after giving effect to a 1-for-2 reverse stock split) and a warrant to purchase 845,867 shares of preferred stock (convertible into 422,933 shares of common stock based on the conversion ratio after giving effect to a 1-for-2 reverse stock split) held by Allen & Company, LLC, a New York limited liability company. Shares beneficially owned after this offering, assumes the net exercise of a warrant for 845,867 shares of our convertible preferred stock for 294,610 shares of common stock based upon an assumed initial public offering price of $16.00 per share, which is the midpoint of the range included on the cover page of this prospectus and based on the conversion ratio after giving effect to a 1-for-2 reverse stock split. Herbert A. Allen III, the President of Allen & Company, LLC, may be deemed to have sole voting and investment power with respect to all shares held by Allen & Company, LLC. The address for this entity is 711 Fifth Avenue, New York, NY 10022.
(14)	Consists of 1,413,618 shares of our preferred stock (convertible into 706,809 shares of common stock based on the conversion ratio after giving effect to a 1-for-2 reverse stock split) held by GE Capital Equity Investments, Inc., a Delaware corporation. The address for this entity is 201 Merritt 7, Norwalk, CT 06851.
(15)	Consists of 2,096,123 shares of our preferred stock (convertible into 1,048,061 shares of common stock based on the conversion ratio after giving effect to a 1-for-2 reverse stock split) held by IDG Ventures Vietnam LP, a Delaware limited partnership. Hoang Bao Nguyen, Rachan Damidi Reddy and Duc Tran Viet may be deemed to share voting and investment power with respect to all shares held by IDG Ventures Vietnam LP. The address for this entity is Bitexco Financial Tower, 57th Floor, No. 2, Hai Trieu Street, District 1, Ho Chi Minh City, Vietnam.
(16)	Consists of 4,531 shares of our common stock, 64,286 shares of our preferred stock (convertible into 32,143 shares of common stock based on the conversion ratio after giving effect to a 1-for-2 reverse stock split) and 2,969 shares issuable pursuant to outstanding stock options exercisable within 60 days of March 18, 2014 held by Matt Coffin. The address for Mr. Coffin is P.O. Box 809, Bridgehampton, NY 11932.

(17)	Consists of 1,413,619 shares of our preferred stock (convertible into 706,809 shares of common stock based on the conversion ratio after giving effect to a 1-for-2 reverse stock split) held by NBCUniversal Media, LLC, a Delaware limited liability company. NBC Universal, Inc. (n/k/a NBCUniversal Media, LLC) is an indirect subsidiary of Comcast Corporation. The address for this entity is 30 Rockefeller Plaza, New York, NY 10036.
(18)	Consists of 16,071 shares of our preferred stock (convertible into 8,035 shares of common stock based on the conversion ratio after giving effect to a 1-for-2 reverse stock split) held by University of California, Berkeley Foundation, a California nonprofit public benefit corporation. The address for this entity is 2080 Addison Street, Suite 4200, Berkeley, CA 94720.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since January 1, 2011 to which we have been a party, in which the amount involved in the transaction exceeded or will exceed $120,000, and in which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest. Compensation arrangements with our directors and officers are described under “Executive Compensation” and “Management—Director Compensation.”

Transactions with News Corporation and its Affiliates

News Corporation owns more than 10% of our capital stock, and we have had and continue to have various commercial relationships with News Corporation or its affiliates.

News Corporation or some of its affiliates have offered advertising inventory on our platform for a number of years. Dow Jones & Company, Inc., a subsidiary of News Corporation, entered into a seller agreement with us in August, 2012. The agreement was amended in August, 2013 to create an umbrella agreement under which we provide to News Corporation a private marketplace and provide advertisers access to News Corporation’s global audience at scale. Under the agreement, News Corporation markets the availably of our solution to its affiliates, and those affiliates can join the agreement and receive the benefit of its terms. For example, The New York Post adopted the agreement in October 2013. The agreement reflects commercial terms negotiated on an arm’s length basis. We recognized aggregate revenue of approximately $0.6 million in 2011, $0.8 million in 2012 and $1.1 million in 2013, attributable to inventory sold through our solution by entities that we believe are affiliates of News Corporation.

For the year ended December 31, 2011, we recognized revenue of $1.6 million from a commercial arrangement with MySpace, which was a buyer that purchased advertising inventory sold through our solution and which was affiliated during the relevant period with News Corporation. The revenue arrangement terminated in 2011 and no amounts were receivable from this customer as of December 31, 2011.

In January 2013, we entered into a sublease for our headquarters in Los Angeles, California with Fox Interactive Media, Inc., an entity formerly affiliated with News Corporation. During the year ended December 31, 2013, we paid $0.3 million to Fox Interactive Media, Inc. as rent payments under the lease. The sublease term began during June 2013 and terminates in April 2021; however, we have the option to terminate the sublease on its third anniversary date if we notify Fox Interactive Media, Inc. one year in advance of our intended departure and pay a termination fee of approximately $1.2 million. In addition, the early termination fee escalates dollar-per-dollar for any tenant improvement allowance that exceeds $1.0 million. We expect to utilize our early termination option.

Amended and Restated Investors’ Rights Agreement

We are party to an investors’ rights agreement which provides that certain holders of our preferred stock, including entities affiliated with Clearstone Venture Partners, which is affiliated with one of our directors, entities affiliated with Mayfield Fund, which has the right, until consummation of the offering, to appoint one director, as well as News Corporation, a holder of more than 10% of our capital stock, have certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Amended and Restated Voting Agreement

We are a party to a voting agreement with certain holders of our preferred and common stock, including entities affiliated with Clearstone Venture Partners, entities affiliated with Mayfield Fund, an affiliate of News

Corporation, Frank Addante, our Chief Executive Officer, Chief Product Architect and Chairman of the Board. Until the consummation of the offering to which this prospectus relates, the voting agreement permits the holders of our Series A Preferred Stock (comprising entities affiliated with Clearstone Venture Partners) to elect one director, the holders of our Series B Preferred Stock (primarily comprising entities affiliated with Mayfield Fund) to elect one director, and the holders of our Class A common stock to elect two directors, one of which shall be Mr. Addante as long as he is our Chief Executive Officer or owns at least 1,084,600 shares of our Class A Common Stock. Sumant Mandal is the director elected by the holders of our Series A Preferred Stock. The holders of our Series B Preferred Stock have not exercised their right to elect a director since December 2013. The holders of Class A common stock have not currently elected a second director. The voting agreement also provides for drag along rights in the event of a sale of the company approved by the requisite vote of our board of directors and certain of our stockholders. This agreement will terminate automatically upon consummation of this offering, after which all directors will be elected by the vote of our outstanding common stock in accordance with our amended and restated certificate of incorporation and Delaware law.

Indemnification Agreements

We have entered into indemnification agreements with each of our current directors, executive officers and certain other officers. The indemnification agreements and our amended and restated certificate of incorporation and amended and restated bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See “Executive Compensation—Limitation on Liability and Indemnification Matters.”

Procedures for Approval of Related Party Transactions

We have adopted a formal written policy providing that our audit committee will be responsible for reviewing “related party transactions,” which are transactions (i) in which we are or will be a participant, (ii) in which the aggregate amount involved exceeds or may be expected to exceed $100,000 and (iii) in which a related person has or will have a direct or indirect interest. For purposes of this policy, a related person will be defined as a director, nominee for director, executive officer, or greater than 5% beneficial owner of our common stock and their immediate family members. Under this policy, all related party transactions may be consummated or continued only if approved or ratified by our audit committee.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as each will be in effect upon the completion of this offering, and certain provisions of Delaware law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been or will be filed with the SEC as exhibits to this registration statement. References in this section to “the company,” “we,” “us” and “our” refer to The Rubicon Project, Inc. and not to any of its subsidiaries.

Following the closing of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, $0.00001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.00001 par value per share.

Common Stock

As of December 31, 2013, there were 26,559,750 shares of common stock outstanding held by 158 stockholders of record, assuming (i) the automatic conversion of all outstanding shares of our convertible preferred stock and Class B common stock into Class A common stock, and conversion of all our shares of Class A common stock (including shares of Class A common stock issued upon conversion of our convertible preferred stock and Class B common stock as described above) into shares of a single class of common stock upon filing of our amended and restated certificate of incorporation effective upon the consummation of the offering and (ii) the net exercise of an outstanding warrant for 845,867 shares of our convertible preferred stock, resulting in the issuance of 294,610 shares of our common stock, based upon an assumed initial public offering price of $16.00 (the midpoint of the price range set forth on the cover page of this prospectus). In addition, as of December 31, 2013, we had outstanding options to acquire 8,359,589 shares of our common stock and one warrant exercisable for 25,174 shares of convertible preferred stock, which will be converted to a warrant exercisable for 12,587 shares of common stock upon the completion of this offering. On March 3, 2014, our board of directors approved the issuance under our 2007 Stock Incentive Plan of 2,200,371 shares of Class A common stock as restricted stock awards and options to purchase 500,000 shares of Class A common stock.

Pursuant to our amended and restated certificate of incorporation, holders of our common stock will be entitled to one vote on all matters submitted to a vote of stockholders; provided, however, that, except as otherwise required by law, holders of our common stock, as such, shall not be entitled to vote on any amendment to our amended and restated certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our amended and restated certificate of incorporation. Pursuant to our amended and restated certificate of incorporation, holders of our common stock will not be entitled to cumulative voting in the election of directors. This means that the holders of a plurality of the votes cast at a meeting of stockholders will be able to elect all of the directors then standing for election. Subject to the rights, if any, of the holders of any outstanding series of preferred stock, holders of our common stock shall be entitled to receive dividends out of any of our funds legally available when, as and if declared by the board of directors. Upon the dissolution, liquidation or winding up of the company, subject to the rights, if any, of the holders of our preferred stock, the holders of shares of our common stock shall be entitled to receive the assets of the company available for distribution to its stockholders ratably in proportion to the number of shares held by them. Holders of our common stock will not have preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued in this offering, when paid for, will also be fully paid and nonassessable.

Preferred Stock

Pursuant to the provisions of our current certificate of incorporation, as will be in effect immediately prior to the closing of the offering, before the effectiveness of our amended and restated certificate of incorporation, all of our outstanding preferred stock will automatically convert into shares of common stock, with such conversion to be effective upon completion of this offering.

Following the closing of this offering, there will be no shares of preferred stock outstanding. Our board of directors will be authorized to issue not more than an aggregate of 10,000,000 shares of preferred stock in one or more series, without stockholder approval. Our board of directors is authorized to establish, from time to time, the number of shares to be included in each series of preferred stock, and to fix the designation, powers, privileges, preferences, and relative participating, optional or other rights, if any, of the shares of each series of preferred stock, and any of its qualifications, limitations or restrictions. Our board of directors also is able to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series of preferred stock then outstanding, without any vote or action by stockholders. In the future, our board of directors may authorize the issuance of preferred stock with voting, dividend, conversion or other rights superior to rights of the holders of our common stock, or that could decrease the amount of earnings and assets available for distribution to the holders of our common stock. The issuance of our preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other consequences, have the effect of delaying, deferring or preventing a change in our control and might harm the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Registration Rights

Pursuant to an investors’ rights agreement, following the completion of this offering, the holders of shares of our common stock issued upon conversion of our convertible preferred stock or their permitted transferees are entitled to certain rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of an investors’ rights agreement between us and the holders of these shares, which was entered into in connection with our preferred stock financings, and include demand registration rights, piggyback registration rights and Form S-3 registration rights, subject to certain exceptions. In any registration made pursuant to such investors’ rights agreement, all fees, costs and expenses of underwritten registrations will be borne by us, and all selling expenses, including estimated underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

The registration rights terminate four years following the completion of this offering or, with respect to any particular stockholder, at such time that the stockholder can sell all of its shares during any three month period pursuant to Rule 144 of the Securities Act.

Demand Registration Rights. Following the completion of this offering, the holders of an aggregate of 18,106,571 shares of our common stock, or their permitted transferees, are entitled to certain demand registration rights. Under the terms of the investors’ rights agreement, we will be required, upon the written request at any time more than 180 days after the completion of this offering of holders of at least 40% of the shares that are entitled to registration rights under the investors’ rights agreement, to register, as soon as practicable, all or a portion of these shares for public resale. We are required to effect only two registrations pursuant to this provision of the investors’ rights agreement. Such request for registration must cover a number of shares with an anticipated aggregate offering price of $5,000,000 (exclusive of underwriters’ discounts and commissions). We will not be required to effect a demand registration during the period from 90 days prior to the filing to 180 days following the effectiveness of a registration statement relating to a public offering of our securities.

Piggyback Registration Rights. Following the completion of this offering, the holders of an aggregate of 18,119,158 shares of our common stock or their permitted transferees are entitled to certain piggyback registration rights. If we register any of our securities for our own account, after the completion of this offering, the holders of these shares are entitled to include their shares in the registration. Both we and the underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to limitations set forth in the investors’ rights agreement.

Form S-3 Registration Rights. Following the completion of this offering, the holders of an aggregate of 18,106,571 shares of our common stock or their permitted transferees are also entitled to certain Form S-3 registration rights. Any such holder or holders of not less than 20% of the shares that are entitled to registration rights under the investors’ rights agreement may request that the company effect a registration on Form S-3. If we are eligible to file a registration statement on Form S-3, these holders have the right, upon their written request, to have such shares registered by us if the proposed aggregate offering price of such shares is at least $500,000, subject to exceptions set forth in the investors’ rights agreement.

Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws

Certain provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws that will be effective upon consummation of the offering could make the acquisition of the company more difficult. These provisions of the DGCL and our restated certificate of incorporation and our amended and restated bylaws could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us. These provisions, summarized below, are expected to discourage certain types of takeover practices and takeover bids that the company’s board of directors might consider to be coercive or inadequate, and are designed to encourage persons seeking to acquire control of us to negotiate with our board of directors.

Delaware Anti-Takeover Law. We are subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved by our board of directors in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. The applicability of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors. Our amended and restated bylaws also will specify certain requirements regarding the form and content of a stockholder’s notice. These provisions preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Elimination of Stockholder Action by Written Consent or Ability to Call a Special Meeting. Our amended and restated certificate of incorporation will eliminate the right of stockholders to act by written consent without a meeting. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. This provision will make it more difficult for stockholders to take action opposed by the board of directors. Our amended and restated bylaws further will provide that special meetings of our stockholders may be called only by a majority of our board of directors, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal, or stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Election and Removal of Directors. Our board of directors will be divided into three classes, each serving staggered three-year terms. As a result, only a portion of our board of directors will be elected each year. The board of directors will have the exclusive right to increase or decrease the size of the board and to fill vacancies on the board. This system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of the company, because it generally makes it more difficult for stockholders to replace a majority of the directors. Additionally, directors may be removed for cause only with the approval of the holders of 66  2/3% of our outstanding common stock. Our amended and restated certificate of incorporation also will provide that holders of our common stock will not be entitled to cumulative voting in the election of directors. This means that the holders of a plurality of the votes cast at a meeting of stockholders will be able to elect all of the directors then standing for election.

Undesignated Preferred Stock. The authorization of undesignated preferred stock will make it possible for the board of directors, without stockholder approval, to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to obtain control of the company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of the company.

Amendment of Provisions In the Certificate of Incorporation. Our amended and restated certificate of incorporation will require the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock in order to amend any provision of our certificate of incorporation concerning:

•	the required vote to amend or repeal the section of the certificate of incorporation providing for the right to amend or repeal provisions of the certificate of incorporation;

•	number of directors and structure of the board of directors;

•	absence of the authority of stockholders to act by written consent;

•	authority to call a special meeting of stockholders; and

•	the required vote to amend or repeal provisions of the bylaws.

Amendment of Provisions in the Bylaws. In addition to the limitation on amending our bylaws as provided in our amended and restated certificate of incorporation, our amended and restated bylaws will require the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock in order to amend any provision of our bylaws.

Choice of Forum. Our amended and restated certificate of incorporation will provide that, unless we consent to an alternative forum, a state court located in the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) will, to the fullest extent permitted by law, be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim arising pursuant to the DGCL, our amended and restated certificate of incorporation or our bylaws; or any action asserting a claim that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our restated certificate of incorporation to be inapplicable or unenforceable in such action.

Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for our common stock.

Listing

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “RUBI.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been a public market of our common stock or any of our equity securities. Future sales of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after consummation of this offering due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

Sale of Restricted Shares

Based on the number of shares of our common stock outstanding as of March 18, 2014, upon the closing of this offering and assuming (a) the conversion of our outstanding preferred stock into common stock, assuming an initial public offering price of $16.00 per share (the mid-point of the price range set forth on the cover page of this prospectus), (b) no exercise of the underwriters’ option to purchase additional shares of common stock to cover over-allotments and (c) no exercise of outstanding options or warrants, we will have outstanding an aggregate of approximately 34,723,658 shares of common stock. Of these shares, all of the 6,770,995 shares of common stock to be sold in this offering, and any shares sold upon exercise of the underwriters’ option to purchase additional shares to cover over-allotments, will be freely tradable in the public market without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act, or Rule 144. All remaining shares of common stock held by existing stockholders immediately prior to the consummation of this offering will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, which rules are summarized below.

Lock-Up Agreements

In connection with this offering, we, our directors, our executive officers and holders of substantially all of our common stock, options and warrants have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of the lock-up agreement continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co.

Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for at least 90 days, and upon expiration of any applicable lock-up agreements, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreement referred to above, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to above, if applicable). In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:

•

1% of the number of common shares then outstanding, which will equal approximately 34,723,658 shares of common stock immediately after this offering (calculated on the basis of the assumptions described above and assuming no exercise of the underwriter’s option to purchase additional shares and no exercise of outstanding options or warrants); or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced above and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 under the Securities Act before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement) is entitled to rely on Rule 701 to resell such shares beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act in reliance on Rule 144, but without compliance with the holding period requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701 persons who are not our “affiliates,” as defined in Rule 144, may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our “affiliates” may resell those shares without compliance with Rule 144’s minimum holding period requirements (subject to the terms of the lock-up agreements referred to above, if applicable).

Amended and Restated Investors’ Rights Agreement

We are party to an investors’ rights agreement which provides that certain holders of our common stock issuable upon conversion of our convertible preferred stock, including entities affiliated with certain of our directors, have certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR

COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, and any changes may result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any state, local or non-U.S. jurisdiction or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address the potential application of the tax on net investment income or any tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations or accounts;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity or arrangement classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a person treated as a partner for such purposes generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder that is not, for U.S. federal income tax purposes, any of the following:

•	an entity or arrangement treated as a partnership;

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

We have not made any distributions on our common stock. However, if we do make distributions on our common stock, those distributions will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock (determined separately with respect to each share of our common stock), but not below zero, and then will be treated as gain from the sale of that stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us in a timely manner an IRS Form W-8BEN or other appropriate version of IRS Form W-8, including a U.S. taxpayer identification number, certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS in a timely manner. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, that are attributable to a permanent establishment maintained by you in the United States), are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, generally are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Our Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States);

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than 5% of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S.-source capital losses for the year. You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or of proceeds from the disposition of our common stock made to you may be subject to additional information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example, by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Legislation Affecting Taxation of Our Common Stock Held by or Through Foreign Entities

Legislation enacted in 2010 generally will impose a U.S. federal withholding tax of 30% on dividends on and the gross proceeds of a disposition of our common stock, paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. The legislation also generally will impose a U.S. federal withholding tax of 30% on dividends on and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. This withholding obligation under this legislation with respect to dividends on our common stock will not begin until July 1, 2014 and with respect to the gross proceeds of a sale or other disposition of our common stock will not begin until January 1, 2017. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Goldman, Sachs & Co. and RBC Capital Markets, LLC are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares of our common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman, Sachs & Co.
RBC Capital Markets, LLC
Needham & Company, LLC
Oppenheimer & Co. Inc.
LUMA Securities LLC

Total:	6,770,995

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,015,649 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering prices, underwriting discounts and commissions to be paid by us and by the selling stockholders, and proceeds before expenses to us and to the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,015,649 shares of common stock.

Total
	Per Share	No Exercise	Full Exercise

Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $3.4 million. We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $40,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “RUBI.”

We, the selling stockholders, all directors and officers and the holders of substantially all of our outstanding stock, stock options and warrants have agreed that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, or the Restricted Period:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co. on behalf of the underwriters, we or such other person will not, during the Restricted Period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the underwriters pursuant to the underwriting agreement;

•	the issuance by the company of shares of common stock upon the exercise of an option to purchase shares of common stock granted under any of our stock incentive plan or stock purchase plan

(including on a “net” basis), provided that (x) the underlying shares of common stock shall continue to be subject to a lock-up agreement with the underwriters and (y) in the event of an exercise on a “net” basis, (i) the company becomes the owner of the shares of common stock surrendered in the net exercise and (ii) if any public reports or filings are required under Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, any such public report or filing under Section 16 of the Exchange Act shall clearly indicate in the footnotes thereto that the filing relates to the exercise of a stock option, that no shares were sold by the reporting person and that the shares received upon exercise of the stock option are subject to a lock-up agreement with the underwriters;

•

transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares (including shares purchased in the offering); provided that no filing under Section 16(a) of the Exchange Act (other than a filing on a Form 5, Schedule 13D or Schedule 13G (or 13D/A or 13G/A), is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions;

•

transfers by any person other than us of shares of common stock or any security convertible into common stock as a (i) bona fide gift or charitable contribution, (ii) by will or intestacy, (iii) to any trust for the direct or indirect benefit of the person or the immediately family member of the person, or (iv) a distribution to limited partners or stockholders of such person, provided that in the case of any such transfer or distribution, the transferee or distributee agrees to be bound in writing by the terms of the lock-up agreement prior to such transfer and no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock shall be required or shall be voluntarily made in respect of the transfer or distribution during the Restricted Period;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the Restricted Period;

•

the conversion of outstanding shares of our preferred stock into shares of our common stock, provided that any such shares of common stock received upon such conversion shall be subject to the terms of a lock-up agreement with the underwriters;

•

our sale or issuance or entry into an agreement to sell or issue shares of our common stock or any security convertible into or exercisable for shares of our common stock in connection with any (i) merger, (ii) acquisition of securities, businesses, property or other assets, (iii) joint ventures, (iv) strategic alliances, (v) equipment leasing arrangements or (vi) debt financing; provided, that the aggregate number of shares of our common stock that we may sell or issue or agree to sell or issue pursuant to the foregoing clauses (i) through (vi) shall not exceed 10% of the total number of shares of our common stock issued and outstanding on the date immediately following the completion of this offering (as well as any issuance and sale of any option exercised by the underwriters); and provided further, that any such securities issued shall be subject to transfer restrictions substantially similar to those applicable to our stockholders; or

•

transfers in connection with a bona fide third party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors, made to all of our holders of common stock involving a change of control of the company (defined as the transfer of two-thirds or more of our outstanding voting securities) occurring after the closing of this offering, provided that in the event that the tender offer, merger, consolidation or other such transaction is not completed, the common stock owned by the undersigned shall remain subject to the terms of the agreement.

Morgan Stanley & Co. LLC and Goldman, Sachs & Co., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. At least three business days before the effectiveness of any release or waiver of the restrictions described above in connection with any transfer of shares of common stock by an officer or director, Morgan Stanley & Co. LLC and Goldman, Sachs & Co. will notify us of the impending release or waiver of any restriction and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver, except where the release or waiver is effected solely to permit a transfer of common stock that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders, and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to our company and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and/or instruments. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Gibson, Dunn & Crutcher LLP, Los Angeles, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

The financial statements as of December 31, 2012 and 2013 and for each of the three years in the period ended December 31, 2013 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the consolidated financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents. A copy of the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon the payment of fees prescribed by it. You may call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference facilities. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

Upon completion of this offering, we will become subject to the information and periodic and current reporting requirements of the Exchange Act, and in accordance therewith, will file periodic and current reports, proxy statements and other information with the SEC. The registration statement, such periodic and current reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s website at www.sec.gov.

THE RUBICON PROJECT, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of The Rubicon Project, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, convertible preferred stock and common stockholders’ deficit and cash flows present fairly, in all material respects, the financial position of The Rubicon Project, Inc. and its subsidiaries (the “Company”) at December 31, 2012 and 2013 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California

March 4, 2014, except for the subsequent events described in the third and fourth paragraphs of Note 18 as to which the date is March 18, 2014.

THE RUBICON PROJECT, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except par values)

	December 31, 2012	December 31, 2013	Pro Forma December 31, 2013
			(unaudited)
ASSETS
Current assets:
Cash	$21,616	$29,956	$29,956
Accounts receivable, net	67,335	94,722	94,722
Prepaid expenses and other current assets	2,416	4,141	4,141

TOTAL CURRENT ASSETS	91,367	128,819	128,819
Property and equipment, net	6,933	8,712	8,712
Internal use software development costs, net	5,764	7,204	7,204
Goodwill	1,491	1,491	1,491
Intangible assets, net	1,413	510	510
Other assets, non-current	1,046	3,151	3,151

TOTAL ASSETS	$108,014	$149,887	$149,887

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND COMMON STOCKHOLDERS’ EQUITY (DEFICIT)
LIABILITIES
Current liabilities:
Accounts payable and accrued expenses	$80,944	$120,198	$120,198
Debt and capital lease obligations, current portion	1,038	288	288
Other current liabilities	2,404	2,901	2,901

TOTAL CURRENT LIABILITIES	84,386	123,387	123,387
Debt and capital leases, net of current portion	4,177	3,893	3,893
Convertible preferred stock warrant liabilities	1,330	5,451	—
Other liabilities, non-current	112	996	996

TOTAL LIABILITIES	90,005	133,727	128,276

Commitments and contingencies (Note 16)
Series A, B, C, and D convertible preferred stock, $0.00001 par value, 29,691 shares authorized, 28,820 shares issued and outstanding at December 31, 2012 and 2013; liquidation preference of $72,772 at December 31, 2013. No shares issued and outstanding at December 31, 2013 pro forma	52,571	52,571	—
COMMON STOCKHOLDERS’ EQUITY (DEFICIT)
Common stock, $0.00001 par value; 73,380 shares authorized, 11,401, 11,855 and 26,265 (unaudited) shares issued and outstanding at December 31, 2012, 2013 and December 31, 2013 pro forma, respectively	—	—	1
Additional paid-in capital	18,133	25,532	83,553
Accumulated other comprehensive income	95	96	96
Accumulated deficit	(52,790)	(62,039)	(62,039)

TOTAL COMMON STOCKHOLDERS’ EQUITY (DEFICIT)	(34,562)	(36,411)	21,611

TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK AND COMMON STOCKHOLDERS’ EQUITY (DEFICIT)	$108,014	$149,887	$149,887

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

THE RUBICON PROJECT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2013
Revenue	$37,059	$57,072	$83,830
Expenses:
Cost of revenue	12,893	12,367	15,358
Sales and marketing	17,748	20,458	25,811
Technology and development	12,496	13,115	18,615
General and administrative	8,926	12,331	27,926

Total expenses	52,063	58,271	87,710

Loss from operations	(15,004)	(1,199)	(3,880)
Other (income) expense:
Interest (income) expense, net	252	343	273
Change in fair value of preferred stock warrant liabilities	304	515	4,121
Foreign exchange (gain) loss, net	216	171	728
Other income	(503)	—	—

Total other expense, net	269	1,029	5,122

Loss before income taxes	(15,273)	(2,228)	(9,002)
Provision for income taxes	136	134	247

Net loss	(15,409)	(2,362)	(9,249)
Cumulative preferred stock dividends	(4,244)	(4,255)	(4,244)

Net loss attributable to common stockholders	$(19,653)	$(6,617)	$(13,493)

Basic and diluted net loss per share attributable to common stockholders	$(1.95)	$(0.60)	$(1.17)

Basic and diluted weighted-average shares used to compute net loss per share attributable to common stockholders	10,099	11,096	11,488

Pro forma net loss per share—basic and diluted (unaudited)			$(0.20)

Pro forma weighted-average common shares outstanding—basic and diluted (unaudited)			25,898

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

THE RUBICON PROJECT, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	Year Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2013
Net loss	$(15,409)	$(2,362)	$(9,249)
Other comprehensive income:
Foreign currency translation adjustments	119	2	1

Comprehensive loss	$(15,290)	$(2,360)	$(9,248)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

THE RUBICON PROJECT, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND COMMON STOCKHOLDERS’ DEFICIT

(In thousands)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Common Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2010	28,820	$52,571	10,349	$—	$11,064	$(26)	$(35,019)	$(23,981)
Exercise of common stock options	—	—	265	—	205	—	—	205
Stock-based compensation expense	—	—	225	—	2,296	—	—	2,296
Foreign exchange translation adjustment	—	—	—	—	—	119	—	119
Net loss	—	—	—	—	—	—	(15,409)	(15,409)

Balance at December 31, 2011	28,820	52,571	10,839	—	13,565	93	(50,428)	(36,770)
Exercise of common stock options	—	—	163	—	125	—	—	125
Equity issued for acquisition	—	—	245	—	1,237	—	—	1,237
Stock-based compensation	—	—	154	—	3,206	—	—	3,206
Foreign exchange translation adjustment	—	—	—	—	—	2	—	2
Net loss	—	—	—	—	—	—	(2,362)	(2,362)

Balance at December 31, 2012	28,820	52,571	11,401	—	18,133	95	(52,790)	(34,562)
Exercise of common stock options	—	—	454	—	866	—	—	866
Stock-based compensation	—	—	—	—	6,533	—	—	6,533
Foreign exchange translation adjustment	—	—	—	—	—	1	—	1
Net loss	—	—	—	—	—	—	(9,249)	(9,249)

Balance at December 31, 2013	28,820	$52,571	11,855	$—	$25,532	$96	$(62,039)	$(36,411)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

THE RUBICON PROJECT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2013
OPERATING ACTIVITIES:
Net loss	$(15,409)	$(2,362)	$(9,249)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	5,538	6,857	8,438
Amortization of debt issuance costs	15	—	—
Stock-based compensation	2,268	3,044	6,352
Loss (gain) on disposal of property and equipment, net	(314)	6	(7)
Change in fair value of preferred stock warrant liabilities	304	515	4,121
Deferred income taxes	(26)	(20)	—
Unrealized foreign currency loss (gain)	(3)	(231)	68
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(8,022)	(26,339)	(27,102)
Prepaid expenses and other assets	(1,345)	84	(1,966)
Accounts payable and accrued expenses	18,408	32,348	39,168
Other liabilities	715	1,696	1,269

Net cash provided by operating activities	2,129	15,598	21,092

INVESTING ACTIVITIES:
Purchases of property and equipment, net	(3,677)	(3,040)	(6,785)
Capitalized internal use software development costs	(3,174)	(3,699)	(3,926)
Acquisitions, net of cash acquired	(1,289)	(1,741)	—
Restricted cash	—	(550)	(1,151)

Net cash used in investing activities	(8,140)	(9,030)	(11,862)

FINANCING ACTIVITIES:
Proceeds from exercise of stock options	205	125	866
Proceeds from credit facility, including equipment loans	2,000	—	—
Payment of debt financing costs	—	—	(132)
Payment of initial public offering costs	—	—	(496)
Repayment of equipment loans	(850)	(1,170)	(500)
Repayment of capital lease obligations	(28)	(354)	(534)

Net cash provided by (used) in financing activities	1,327	(1,399)	(796)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	63	195	(94)
CHANGE IN CASH	(4,621)	5,364	8,340
CASH—Beginning of year	20,873	16,252	21,616

CASH—End of year	$16,252	$21,616	$29,956

SUPPLEMENTAL DISCLOSURES OF OTHER CASH FLOW INFORMATION:
Cash paid for income taxes	$—	$13	$307
Cash paid for interest	$240	$303	$241
Assets acquired under capital leases	$—	$1,235	$—
Capitalized assets financed by accounts payable and accrued expenses	$325	$340	$194
Common stock and options issued for business acquisitions	$—	$1,237	$—
Capitalized stock-based compensation	$28	$162	$181
Deferred initial public offering costs included in accounts payable and accrued expenses	$—	$—	$865

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

THE RUBICON PROJECT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Nature of Operations

The Rubicon Project, Inc. (“Rubicon Project” or the “Company”) was formed on April 20, 2007 as a Delaware C-corporation and began operations in April 2007. The Company is headquartered in Los Angeles, California.

The Company is a technology company on a mission to automate the buying and selling of advertising. The Company offers a highly scalable software platform that creates and powers a marketplace for trading of digital advertising between buyers and sellers.

The Company delivers value to buyers and sellers of digital advertising through the Company’s proprietary advertising automation solution, which provides critical functionality to both buyers and sellers. The advertising automation solution consists of applications for sellers, including providers of websites, applications and other digital media properties, to sell their advertising inventory; applications for buyers, including demand side platforms, ad networks and advertising agencies, to buy advertising inventory; and an exchange over which such transactions are executed. This solution incorporates proprietary machine learning algorithms, sophisticated data processing, storage, detailed analytics capabilities, and a distributed infrastructure. Together, these features form the basis for the Company’s advertising marketplace that brings buyers and sellers together and facilitates intelligent decision-making and automated transaction execution for the advertising inventory managed on the Company’s platform.

Capital Resources and Risks

To date, the Company’s operations and growth have been primarily financed through the sale of preferred stock, debt financing and cash provided from operating activities. In September 2013, the Company renewed its existing credit facility, which allows the Company to borrow up to $40.0 million through September 27, 2018 (Note 10).

The Company is subject to certain business risks, including dependence on key employees, competition, market acceptance of its platform solution, ability to source demand from buyers of advertising inventory and source supply from sellers of advertising inventory, and dependence on growth to achieve its business plan. Future capital requirements will depend on many factors, including the Company’s rate of revenue growth and its level of expenditures. To the extent that existing capital resources, revenue growth and cash flow from operations are not sufficient to fund future activities, the Company may need to raise additional funds through equity or debt financing or curtail expenses. Additional funds may not be available on terms favorable to the Company or at all. Failure to raise additional capital, if and when needed, could have a material adverse effect on the Company’s financial position, results of operations and cash flows.

Note 2—Basis of Presentation and Summary of Significant Accounting Policies

Basis of Consolidation

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the operations of The Rubicon Project Inc., and its wholly owned subsidiaries. All significant inter-company transactions and balances have been eliminated in consolidation.

Segments

Management has determined that it operates in one segment. The Company’s chief operating decision maker reviews financial information on an aggregated and consolidated basis, together with certain operating and performance measures principally to make decisions about how to allocate resources and to measure the Company’s performance.

Stock Split

On March 18, 2014, the Company effected a 1-for-2 reverse stock split of its common stock and a proportional adjustment to the conversion ratio of its convertible preferred stock.

All share, per share and related information presented in the consolidated financial statements and accompanying notes have been retroactively adjusted, where applicable, to reflect the impact of the reverse stock split including an adjustment to the preferred stock conversion ratio.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from these estimates.

On an on-going basis, management evaluates its estimates, primarily those related to: (i) revenue recognition criteria, including the determination of revenue reporting as net versus gross in the Company’s revenue arrangements, (ii) accounts receivable and allowances for doubtful accounts, (iii) the useful lives of intangible assets and property and equipment, (iv) valuation of long-lived assets and their recoverability, including goodwill, (v) the realization of tax assets and estimates of tax liabilities, (vi) the valuation of common and preferred stock and preferred stock warrants, (vii) assumptions used in the Black-Scholes option pricing model to determine the fair value of stock options, (viii) fair value of financial instruments, (ix) the recognition and disclosure of contingent liabilities, and (x) the assumptions used in calculating the valuation of acquired assets and business combinations. These estimates are based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Estimates relating to the valuation of stock and business acquisitions require the selection of appropriate valuation methodologies and models, and significant judgment in evaluating ranges of assumptions and financial inputs. Actual results may differ materially from those estimates under different assumptions or circumstances.

Unaudited Pro Forma Information

The unaudited pro forma balance sheet data as of December 31, 2013 reflects (i) the automatic conversion of all outstanding shares of the Company’s convertible preferred stock into an aggregate of 14,410,233 shares of common stock after giving effect to the adjustment of the conversion ratio for the Company’s 1-for-2 reverse stock split and (ii) the reclassification of the preferred stock warrant liabilities to additional paid-in capital. Each share of convertible preferred stock will automatically convert into shares of common stock at its then effective conversion rate immediately upon the earlier of (i) the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, with proceeds to the Company of not less than $20 million (net of underwriting discounts and commissions) based on a pre-offering enterprise value of at least $250 million (“Qualified IPO”), (ii) or upon the date specified by a vote of the holders of at least 75% of all then-outstanding shares of convertible preferred stock voting together as a single class on an as-converted to Class A common stock basis, provided that the Series C preferred stock will not be converted as a result of such a vote without the consent of the holders of a majority of the shares of Series C preferred stock then outstanding, and the Series D preferred stock will not be converted as a result of such a vote without the consent of the holders of a majority of the shares of Series D preferred stock then outstanding.

The pro forma basic and diluted net loss per share calculations for the year ended December 31, 2013 reflect the conversion upon a Qualified IPO or upon the consent of the holders of at least 75% of all then-outstanding shares of convertible preferred stock voting together as a single class on an as-converted to Class A common share basis of all outstanding convertible preferred stock into shares of common stock using the as-if-converted method, as of January 1, 2013.

Revenue Recognition

The Company generates revenue from buyers and sellers who use the Company’s solution for the buying and selling of advertising inventory. The Company recognizes revenue when four basic criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the fees are fixed or determinable, and (iv) collectibility is reasonably assured. The Company maintains separate arrangements with each buyer and seller either in the form of a master agreement, which specifies the terms of the relationship and access to the Company’s solution, or by insertion orders which specify price and volume requests. The Company also generates revenue directly from sellers who maintain the primary relationship with buyers and utilize the Company’s solution. The Company recognizes revenue upon the completion of a transaction, that is, when an impression has been delivered to the consumer viewing a website or application. The Company assesses whether fees are fixed or determinable based on impressions delivered and the contractual terms of the arrangements. Subsequent to the delivery of an impression, the fees are generally not subject to adjustment or refund. Historically, any refunds and adjustments have not been material. The Company assesses collectability based on a number of factors, including the creditworthiness of a buyer and seller and payment and transaction history. The Company’s revenue arrangements do not include multiple deliverables. The Company generally bills buyers for the gross amount of advertising inventory they purchase plus fees, if any, and the Company remits to a seller the amount spent by the buyer for the advertising inventory purchased less the Company’s fees.

The Company also reports revenue in conformity with Revenue Recognition-Principal Agent Considerations. The determination of whether the Company is the principal or agent, and hence whether to report revenue on a gross basis for the amount of the advertising inventory buyers purchase using the Company’s platform, plus fees, if any, or on a net basis for the amount of fees charged to the buyer, if any, and retained fees from or charged to the seller, requires the Company to evaluate a number of indicators, none of which is presumptive or determinative. The Company’s solution enables buyers and sellers to purchase and sell advertising inventory, and matches buyers and sellers and establishes rules and parameters for advertising inventory transactions. Pricing is generally determined through the Company’s auction process. The Company does not purchase advertising inventory. As a result of these and other factors, the Company has determined it is not the principal in the purchase and sale of advertising inventory in all of its arrangements and the Company therefore reports revenue on a net basis.

Expenses

The Company classifies its expenses into four categories:

Cost of Revenue

The Company’s cost of revenue consists primarily of data center costs, bandwidth costs, depreciation expense of hardware supporting the Company’s revenue producing platform, amortization of software costs for the development of the Company’s revenue producing platform, amortization expense associated with acquired developed technologies, personnel costs, and facilities related costs. Personnel costs include salaries, bonuses, stock-based compensation, and employee benefit costs, and are primarily attributable to salary and related compensatory costs associated with the Company’s network operations group, which supports the Company’s platform. The Company capitalizes costs associated with software that is developed or obtained for internal use and amortizes the costs associated with the Company’s revenue producing platform in cost of revenue over its applicable estimated useful life.

Sales and Marketing

The Company’s sales and marketing expenses consist primarily of personnel costs, including stock-based compensation and the sales bonuses associated with the Company’s sales organization, and marketing expenses such as brand marketing, travel expenses, trade shows and marketing materials, professional services, and to a lesser extent, facilities related costs, and depreciation and amortization.

Technology and Development

The Company’s technology and development expenses consist primarily of personnel costs, including stock-based compensation, and professional services associated with the ongoing development and maintenance of the Company’s solution, and to a lesser extent, facilities related costs, and depreciation and amortization. These expenses include costs incurred in the development, implementation and maintenance of internal use software, including platform and related infrastructure. Technology and development costs are expensed as incurred, except to the extent that such costs are associated with internal use software development that qualifies for capitalization which are then recorded as internal use software development costs, net on the Company’s consolidated balance sheet. The Company amortizes internal use software development costs that relate to its revenue producing platform to cost of revenue and amortizes other internal use software development costs to technology and development costs or general and administrative expenses, depending on the nature of the related project.

General and Administrative

The Company’s general and administrative expenses consist primarily of personnel costs, including stock-based compensation, associated with the Company’s executive, finance, legal, human resources and other administrative personnel, as well as accounting and legal professional services fees, facilities related costs and depreciation, and other corporate related expenses. General and administrative expenses also include amortization of internal use software development costs that relate to general and administrative functions.

Stock-Based Compensation

Compensation expense related to employee stock-based awards is measured and recognized in the consolidated financial statements based on the fair value of the awards granted. The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model. Stock-based compensation expense is recognized on a straight-line basis, net of forfeitures, over the requisite service periods of the awards, which is generally four years.

Stock-based awards issued to non-employees are accounted for at fair value determined by using the Black-Scholes option-pricing model. The Company believes that the fair value of the stock options is more reliably measured than the fair value of the services received. The fair value of each non-employee stock-based compensation award is re-measured each period until a commitment date is reached, which is generally the vesting date.

Determining the fair value of stock-based awards at the grant date requires judgment. The Company’s use of the Black-Scholes option-pricing model requires the input of subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of the Company’s common stock, risk-free interest rates, and the expected dividend yield of the Company’s common stock. The assumptions used in the Company’s option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, the Company’s stock-based compensation expense could be materially different in the future.

These assumptions and estimates are as follows:

Fair Value of Common Stock. Because there is no public market for the Company’s common stock, the board of directors has determined the fair value of the common stock at the time of the grant of options and restricted stock awards by considering a number of objective and subjective factors. The fair value of the underlying common stock will be determined by the board of directors until such time as the Company’s common stock is listed on an established stock exchange or national market system. The fair value was determined in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants titled Valuation of Privately Held Company Equity Securities Issued as Compensation.

Risk-Free Interest Rate. The Company bases the risk-free interest rate used in the Black-Scholes option-pricing model on the yields of U.S. Treasury securities with maturities appropriate for the term of employee stock option awards.

Expected Term. The expected term of employee stock options represents the weighted-average period that the stock options are expected to remain outstanding. Given insufficient historical data relating to stock-option exercises, to determine the expected term, the Company applies the simplified approach, in which the expected term of an award is presumed to be the mid-point between the vesting date and the expiration date of the award.

Volatility. Because the Company does not have a trading history for the Company’s common stock, the Company determines the price volatility based on the historical volatilities of a publicly traded peer group based on daily price observations over a period equivalent to the expected term of the stock option grants.

Dividend Yield. The dividend yield assumption is based on the Company’s history and current expectations of dividend payouts. The Company has never declared or paid any cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future, so the Company used an expected dividend yield of zero.

In addition to the assumptions used in the Black-Scholes option-pricing model, the Company also estimates a forfeiture rate to calculate the stock-based compensation expense for stock based awards. The Company’s forfeiture rate is based on an analysis of the Company’s historical forfeitures and estimated future forfeitures. Changes in the estimated forfeiture rate may have a significant impact on the Company’s stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed.

The Company will continue to use judgment in evaluating the assumptions related to the Company’s stock-based compensation. Future expense amounts for any particular period could be affected by changes in the Company’s assumptions or market conditions.

Due to the full valuation allowance provided on its net deferred tax assets, the Company has not recorded any tax benefit attributable to stock-based awards for the years ended December 31, 2011, 2012 and 2013.

Income Taxes

Deferred income tax assets and liabilities are determined based upon the net tax effects of the differences between the Company’s consolidated financial statements carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed.

A valuation allowance is used to reduce some or all of the deferred tax assets if, based upon the weight of available evidence, it is more likely than not that those deferred tax assets will not be realized. The Company has established a full valuation allowance to offset its domestic net deferred tax assets due to the uncertainty of realizing future tax benefits from the net operating loss carryforwards and other deferred tax assets.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized. The Company recognizes interest and penalties accrued related to its uncertain tax positions in its income tax provision in the accompanying consolidated statements of operations.

The Company recognizes excess tax benefits associated with stock-based compensation to stockholders’ deficit only when realized based on applying a with-and-without approach.

Net Loss Per Share Attributable to Common Stockholders

Basic net loss per share of common stock is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding. Net loss attributable to common stockholders is equal to net loss adjusted for declared or cumulative preferred stock dividends for the period. Because the holders of the Company’s convertible preferred stock are entitled to participate in dividends, the Company applies the two-class method in calculating earnings per share for periods when the Company generates net income. The two-class method requires net income to be allocated between the common and preferred stockholders based on their respective rights to receive dividends, whether or not declared. However, because the convertible preferred stock is not contractually obligated to share in the Company’s losses, no such allocation was made for any period presented given the Company’s net losses. Diluted loss per share attributable to common stockholders adjusts the basic weighted-average number of shares of common stock outstanding for the potential dilution that could occur if stock options, warrants and convertible preferred stock were exercised or converted into common stock. For purposes of this calculation, convertible preferred stock, options to purchase common stock and convertible preferred stock warrants are considered common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is anti-dilutive.

Basic and diluted net loss per share attributable to common stockholders are the same for Class A and Class B common stock because they are entitled to the same liquidation and dividend rights.

Comprehensive Loss

Comprehensive loss encompasses all changes in equity other than those arising from transactions with stockholders, and consists of net loss and currency translation adjustments.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include short-term, highly liquid investments that are readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in their value, including investments with original or remaining maturities from the date of purchase of three months or less. At December 31, 2012 and 2013, cash and cash equivalents consisted of cash balances of $21.6 million and $30.0 million, respectively.

Restricted Cash

The Company held restricted cash required to fulfill its payment obligations if the Company should default under a software license agreement and the building lease for its headquarters in Los Angeles, California. At December 31, 2012 and 2013, restricted cash included in prepaid expenses and other current assets was $0.2 million and $0.4 million, respectively. At December 31, 2012 and 2013, restricted cash included in other assets, non-current was $0.4 million and $1.3 million, respectively.

Accounts Receivable Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount, are unsecured, and do not bear interest. The allowance for doubtful accounts is based on the best estimate of the amount of probable credit losses in existing accounts receivable. The allowance for doubtful accounts is determined based on historical collection experience and the review in each period of the status of the then-outstanding accounts receivable, while taking into consideration current customer information, subsequent collection history and other relevant data. The Company reviews the allowance for doubtful accounts on a quarterly basis. Account balances are charged off against the allowance when the Company believes it is probable the receivable will not be recovered. The Company’s allowance for doubtful accounts was approximately $0.1 million and $0.7 million at December 31, 2012 and

2013, respectively. During the year ended December 31, 2013, the Company reserved an additional $1.0 million for doubtful accounts and wrote-off $0.4 million of accounts receivable. Activity for the years ended December 31, 2011 and 2012 was not significant.

Property and Equipment, Net

Property and equipment are recorded at historical cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets. The estimated useful lives of the Company’s property and equipment are as follows:

Years
Purchased and internally developed software	3
Computer equipment and network hardware	3
Furniture, fixtures and office equipment	5 to 7
Leasehold improvements	Shorter of useful life or life of lease
Computer equipment under capital leases	Shorter of useful life or life of lease

Repair and maintenance costs are charged to expense as incurred, while renewals and improvements are capitalized. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the Company’s results of operations.

Internal Use Software Development Costs

The Company capitalizes certain internal use software development costs associated with creating and enhancing internally developed software related to the Company’s technology infrastructure. These costs include personnel and related employee benefits expenses for employees who are directly associated with and who devote time to software projects, and external direct costs of materials and services consumed in developing or obtaining the software. Software development costs that do not meet the qualification for capitalization, as further discussed below, are expensed as incurred and recorded in technology and development expenses in the results of operations.

Software development activities generally consist of three stages, (i) the planning phase, (ii) the application and infrastructure development stage, and (iii) the post implementation stage. Costs incurred in the planning and post implementation phases of software development, including costs associated with the post-configuration training and repairs and maintenance of the developed technologies, are expensed as incurred. The Company capitalizes costs associated with software developed for internal use when both the preliminary project stage is completed and management has authorized further funding for the completion of the project. Costs incurred in the application and infrastructure development phases, including significant enhancements and upgrades, are capitalized. Capitalization ends once a project is substantially complete and the software and technologies are ready for their intended purpose. Internal use software development costs are amortized using a straight-line method over the estimated useful life of three years, commencing when the software is ready for its intended use. The straight-line recognition method approximates the manner in which the expected benefit will be derived.

The Company does not transfer ownership of its software, or lease its software, to third parties.

Intangible Assets

Intangible assets primarily consist of acquired developed technology and non-compete agreements resulting from business acquisitions that occurred prior to December 31, 2012, which are recorded at cost, less accumulated amortization. The Company determines the appropriate useful life of its intangible assets by performing an analysis of expected cash flows of the acquired assets. Intangible assets are amortized over their estimated useful lives using a straight-line method, which approximates the pattern in which the economic benefits are consumed.

The estimated useful lives of the Company’s intangible assets are as follows:

Years
Developed technology	3
Non-compete agreements	2
Other intangible assets	1 to 1.5

Impairment of Long Lived Assets including Internal Use Capitalized Software Costs

The Company assesses the recoverability of its long-lived assets when events or changes in circumstances indicate their carrying value may not be recoverable. Such events or changes in circumstances may include: a significant adverse change in the extent or manner in which a long-lived asset is being used, significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset, an accumulation of costs significantly in excess of the amount originally expected for the acquisition or development of a long-lived asset, current or future operating or cash flow losses that demonstrate continuing losses associated with the use of a long-lived asset, or a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The Company performs impairment testing at the asset group level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The Company assesses recoverability of a long-lived asset by determining whether the carrying value of the asset group can be recovered through projected undiscounted cash flows over their remaining lives. If the carrying value of the asset group exceeds the forecasted undiscounted cash flows, an impairment loss is recognized, measured as the amount by which the carrying amount exceeds estimated fair value. An impairment loss is charged to operations in the period in which management determines such impairment. There were no impairment charges related to the identified long-lived assets for the years ended December 31, 2011, 2012 and 2013.

Business Combinations

The results of businesses acquired in a business combination are included in the Company’s consolidated financial statements from the date of acquisition. The Company allocates the purchase price, which is the sum of the consideration provided which may consist of cash, equity or a combination of the two, in a business combination to the identifiable assets and liabilities of the acquired business at their acquisition date fair values. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates including the selection of valuation methodologies, estimates of future revenues and cash flows, discount rates and selection of comparable companies.

When the Company issues stock-based or cash awards to an acquired company’s stockholders, the Company evaluates whether the awards are contingent consideration or compensation for post-business combination services. The evaluation includes, among other things, whether the vesting of the awards is contingent on the continued employment of the selling stockholder beyond the acquisition date. If continued employment is required for vesting, the awards are treated as compensation for post-acquisition services and recognized as expense over the requisite service period.

To date, the assets acquired and liabilities assumed in the Company’s business combinations have primarily consisted of computer equipment and finite-lived intangible assets, consisting primarily of developed technologies. Fair value of the acquired computer equipment approximated their net book value. The Company estimates the fair value of intangible assets acquired using a discounted cash flow approach, which includes an analysis of the future cash flows expected to be generated by the asset and the risk associated with achieving these cash flows. The key assumptions used in the discounted cash flow model include the discount rate that is applied to the forecasted future cash flows to calculate the present value of those cash flows and the estimate of future cash flows attributable to the acquired intangible asset, which include revenue, expenses and taxes. The carrying value of acquired working capital approximates its fair value, given the short-term nature of these assets and liabilities.

Acquisition-related transaction costs are not included as a component of consideration transferred, but are accounted for as an expense in the period in which the costs are incurred.

Goodwill

Goodwill represents the excess of the aggregate fair value of the consideration transferred in a business combination over the fair value of the assets acquired, net of liabilities assumed. Goodwill is not amortized, but is subject to an annual impairment test. The Company tests for impairment of goodwill annually during the fourth quarter or more frequently if events or changes in circumstances indicate that the goodwill may be impaired.

Events or changes in circumstances which could trigger an impairment review include a significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant changes in the manner of the Company’s use of the acquired assets or the strategy for the Company’s overall business, significant negative industry or economic trends, or significant underperformance relative to expected historical or projected future results of operations.

The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then additional impairment testing is not required. However, if an entity concludes otherwise, then it is required to perform the first of a two-step impairment test.

The first step involves comparing the estimated fair value of a reporting unit with its respective book value, including goodwill. If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. If, however, the fair value of the reporting unit is less than book value, then a second step is required which requires the carrying amount of the goodwill be compared with its implied fair value. The estimate of implied fair value of goodwill may require valuations of certain internally generated and unrecognized intangible and tangible net assets. If the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

No impairment of goodwill was recorded at December 31, 2012 and 2013.

Operating and Capital Leases

The Company records rent expense for operating leases, some of which have escalating rent payments, over the term of the lease, on a straight-line basis over the lease term. The Company begins recognition of rent expense on the date of initial possession, which is generally when the Company enters the leased premises and begins to make improvements in preparation for its intended use. Some of the Company’s lease arrangements provide for concessions by the landlords, including payments for leasehold improvements and rent-free periods. The Company accounts for the difference between the straight-line rent expense and rent paid as a deferred rent liability.

The Company leases equipment under capital lease arrangements. The assets and liabilities under capital lease are recorded at the lesser of present value of aggregate future minimum lease payments, including estimated bargain purchase options, or the fair value of the asset under lease. Assets under capital lease are amortized using the straight-line method over the estimated useful lives of the assets.

Preferred Stock Warrant Liabilities

The Company issued warrants to purchase preferred stock in connection with professional services and financing arrangements and accounts for these warrants as liabilities at fair value because the underlying shares of convertible preferred stock are contingently redeemable, including in the case of a deemed liquidation, which may obligate the Company to transfer assets to the warrant holders. The preferred stock warrants are recorded at fair value at the time of issuance and changes in the fair value of the preferred stock warrants each reporting period are recorded as part of other expense, net in the Company’s consolidated statements of operations until the earlier of the exercise or expiration of the warrants or the warrants’ conversion to warrants to purchase common stock, at which time any remaining liability is reclassified to additional paid-in capital.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurements are based on a fair value hierarchy, based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted market prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3—Unobservable inputs.

Observable inputs are based on market data obtained from independent sources. At December 31, 2012 and 2013 the Company’s warrants to purchase preferred stock are measured using unobservable inputs that require a high level of judgment to determine fair value, and thus classified as Level 3 (Note 8).

The carrying amounts of cash equivalents, accounts receivable, accounts payable, accrued expenses, and seller payables approximate fair value due to the short-term nature of these instruments. The carrying value of the line of credit approximates fair value based on borrowing rates currently available to the Company for financing with similar terms and were determined to be Level 2.

Certain assets, including goodwill and intangible assets are also subject to measurement at fair value on a non-recurring basis if they are deemed to be impaired as a result of an impairment review. For the years ended December 31, 2011, 2012 and 2013, no impairments were recorded on those assets required to be measured at fair value on a non-recurring basis.

Concentration of Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, cash equivalents, restricted cash and accounts receivable. The Company maintains its cash and cash equivalents with financial institutions which exceed the Federal Deposit Insurance Corporation (“FDIC”) federally insured limits.

Accounts receivable include amounts due from buyers with principal operations primarily in the United States. The Company performs ongoing credit evaluations of its buyers.

At December 31, 2012, one buyer accounted for 10% of consolidated accounts receivable. At December 31, 2013, two buyers accounted for 13% and 10%, respectively, of consolidated accounts receivable.

For the years ended December 31, 2011, 2012, and 2013, no buyer or seller of advertising inventory comprised 10% or more of consolidated revenue.

At December 31, 2012 and 2013, no seller of advertising inventory comprised 10% or more of consolidated accounts payable.

Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated into U.S. Dollars at the rates of exchange in effect at the date of the transaction. Net transaction (gains) losses, net were approximately $0.2 million, $0.2 million and $0.7 million for the years ended December 31, 2011, 2012 and 2013, respectively, and are included in other expense, net in the accompanying consolidated statements of operations.

The Company has entities in various countries. For entities where the local currency is different than the functional currency, the local currency financial statements have been re-measured from the local currency into the functional currency using the current exchange rate for monetary accounts and historical exchange rates for nonmonetary accounts, with exchange differences on re-measurement included in other expense, net. To the extent that the functional currency is different than the U.S Dollar, the financial statements have then been translated into U.S. Dollars using period-end exchanges rates for assets and liabilities and average exchanges rates for the results of operations. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive loss on the consolidated balance sheet.

Recent Accounting Pronouncements

Under the Jumpstart Our Business Startups Act (“JOBS Act”), the Company meets the definition of an emerging growth company. The Company has irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

In March 2013, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance clarifying the accounting for the release of cumulative translation adjustment into net income when a company either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2013. The adoption of this guidance is not expected to have any impact on the Company’s consolidated financial statements.

In July 2013, the FASB issued an accounting standards update clarifying that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the consolidated financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except in certain circumstances. The standards update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of this guidance is not expected to have any impact on the Company’s consolidated financial statements.

Note 3—Net Loss Per Share Attributable to Common Stockholders

The following table presents the basic and diluted net loss per share attributable to common stockholders:

	Year Ended
	December 31, 2011	December 31, 2012	December 31, 2013
	(in thousands, except per share data)
Net loss attributable to common stockholders	$(19,653)	$(6,617)	$(13,493)

Weighted-average common shares outstanding	10,617	11,179	11,540
Weighted-average unvested restricted shares	(518)	(83)	(52)

Weighted-average common shares outstanding attributable to common stockholders	10,099	11,096	11,488

Basic and diluted net loss per share attributable to common stockholders	$(1.95)	$(0.60)	$(1.17)

The following shares have been excluded from the calculation of diluted net loss per share attributable to common stockholders for each period presented because they are anti-dilutive:

	December 31, 2011	December 31, 2012	December 31, 2013
	(in thousands)
Options to purchase common stock	3,920	5,771	8,360
Preferred stock warrants	436	436	436
Unvested restricted stock	—	135	—
Conversion of convertible preferred stock	14,410	14,410	14,410

Total shares excluded from net loss per share attributable to common stockholders	18,766	20,752	23,206

Unaudited Pro Forma Net Loss Per Share

The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net loss per share of common stock:

Year Ended December 31, 2013
(in thousands, except per share data)
Net loss attributable to common stockholders	$(13,493)
Pro forma adjustment to reverse mark-to-market adjustment of preferred stock warrant liabilities	4,121
Pro forma adjustment to reverse cumulative preferred stock dividends	4,244

Net loss used in computing pro forma net loss per share attributable to common stockholders	$(5,128)

Weighted-average common shares outstanding attributable to common stockholders	11,488
Pro forma adjustment to reflect assumed conversion of convertible preferred stock to common stock	14,410

Weighted-average common shares outstanding for pro forma basic and diluted net loss per share	25,898

Pro forma net loss per share attributable to common stockholders—basic and diluted	$(0.20)

Note 4—Property and Equipment

Major classes of property and equipment were as follows:

	December 31, 2012	December 31, 2013
	(in thousands)
Purchased software	$1,763	$1,534
Computer equipment and network hardware	11,555	16,189
Furniture, fixtures and office equipment	926	1,047
Leasehold improvements	717	830

	14,961	19,600
Accumulated depreciation	(8,028)	(10,888)

	$6,933	$8,712

Depreciation expense on property and equipment totaled $4.0 million, $3.9 million and $4.9 million for the years ended December 31, 2011, 2012 and 2013, respectively.

At December 31, 2012 and 2013, property and equipment includes property and equipment under capital leases with a cost basis of $1.3 million and $1.3 million, respectively. Accumulated depreciation on property and equipment under capital leases at December 31, 2012 and 2013 was $0.4 million and $0.9 million, respectively.

Depreciation expense on property and equipment under capital leases was $40,000, $0.4 million and $0.5 million for the years ended December 31, 2011, 2012 and 2013, respectively.

Note 5—Internal Use Software Development Costs

Internal use software development costs were as follows:

	December 31, 2012	December 31, 2013
	(in thousands)
Internal use software development costs, gross	$8,730	$12,656
Accumulated amortization	(2,966)	(5,452)

Internal use software development costs, net	$5,764	$7,204

During the years ended December 31, 2011, 2012 and 2013, the Company capitalized $3.2 million, $3.9 million and $4.1 million of internal use software development costs. Amortization expense was $0.9 million, $2.0 million and $2.7 million for the years ended December 31, 2011, 2012 and 2013. In the year ended December 31, 2013, amortization expense included the write-off of software development costs, net, of $0.2 million. Based on the Company’s internal use software development costs at December 31, 2013, estimated amortization expense of $3.4 million, $2.6 million, $1.1 million and $0.1 million is expected to be recognized in 2014, 2015, 2016, and 2017, respectively.

Note 6—Business Combinations

On May 22, 2012, the Company completed the acquisition of all the issued and outstanding shares of MobSmith, Inc. (“MobSmith”), a San Francisco, California based technology company focused on ad-delivery to mobile devices. MobSmith provided a mobile platform for sellers to directly sell their mobile web and in-app advertising inventory on leading mobile devices. Purchase consideration for the acquisition was approximately $1.8 million in cash and 244,738 shares of the Company’s Class A common stock, with a fair value of approximately $1.2 million, valued on the acquisition date. The fair value of the Class A common stock was determined by the board of directors based on a valuation of common stock using the market comparable approach. The market comparable approach estimates value based on multiples of metrics of comparable public companies in a similar line of business. Goodwill is attributable to expected synergies of combining MobSmith’s mobile solution with the platform providing buyers and sellers access to a single platform solution and marketplace for buying and selling of both display and mobile advertising inventory, and the acquired workforce.

The Company’s allocation of the total purchase considerations is summarized below (in thousands):

Cash paid	$1,750
Common shares	1,237

Total purchase consideration	$2,987

Other assets, including cash acquired of $9	$52
Intangible assets	1,550
Goodwill	1,391
Other liabilities	(6)

Net assets acquired	$2,987

The acquired intangible assets consisted of developed technology with a fair value of $0.8 million, non-compete agreements with a fair value of $0.6 million, customer relationships with a fair value of $0.1 million, and a trademark with a fair value of $10,000. The developed technology, non-compete agreements, customer relationships, and trademark are being amortized over a weighted-average useful life of 2.5 years.

The Company recognized approximately $0.1 million of acquisition related costs during the year ended December 31, 2012, that are reflected within general and administrative expenses in the Company’s consolidated statements of operations.

In addition, upon acquisition, the Company issued 135,000 restricted shares of Class A common stock, with a fair value of approximately $0.6 million and agreed to pay $0.8 million in cash upon the one year anniversary of the acquisition, subject to the continued employment of certain employees of MobSmith with the Company. The restricted shares and cash payout were recognized as a post-acquisition compensation expense over the one year period. At December 31, 2012, the 135,000 shares remained restricted and $0.3 million of the cash compensation was unearned. In May 2013, upon the one-year anniversary of the acquisition, the share restrictions were satisfied and the cash was paid.

The operations of MobSmith were fully integrated into the operations of the Company upon acquisition. The results of operations of MobSmith were insignificant to the Company’s consolidated statements of operations from the acquisition date of May 22, 2012 through the period ended December 31, 2012.

Unaudited Pro Forma Information

The following table provides unaudited pro forma information for the years ended December 31, 2011 and 2012, as if MobSmith had been acquired as of the beginning of 2011. The unaudited pro forma results reflect certain adjustments such as the fair values of the assets acquired and liabilities assumed and additional depreciation and amortization resulting from the fair value adjustments. The unaudited pro forma results do not include any anticipated cost synergies or other effects of the integration of MobSmith or recognition of compensation expense relating to the earn-out. Accordingly, such unaudited pro forma amounts are not necessarily indicative of the results that actually would have occurred had the acquisition been completed on the dates indicated, nor is it indicative of the future operating results of the combined company.

	Year Ended December 31, 2011	Year Ended December 31, 2012
	(in thousands)
Pro forma revenues	$37,245	$57,165
Pro forma net loss	$(17,099)	$(2,919)

Note 7—Goodwill and Intangible Assets

Details of the Company’s goodwill were as follows:

Amount
(in thousands)
Balance as of December 31, 2011	$100
Additions from the acquisition of MobSmith	1,391

Balance as of December 31, 2012 and 2013	$1,491

Details of the Company’s intangible assets were as follows:

	December 31, 2012	December 31, 2013
	(in thousands)
Amortizable intangible assets:
Developed technology	$2,560	$2,560
Non-compete agreements	610	610
Other intangible assets	130	130

	3,300	3,300

Accumulated amortization—developed technology	(1,657)	(2,177)
Accumulated amortization—non-compete agreements	(178)	(483)
Accumulated amortization—other intangible assets	(52)	(130)

Total accumulated amortization—intangible assets	(1,887)	(2,790)

Total identifiable intangible assets, net	$1,413	$510

Amortization expense of intangible assets for the years ended December 31, 2011, 2012 and 2013, were $0.7 million, $1.0 million, and $0.9 million, respectively.

As of December 31, 2013, the estimated remaining amortization expense associated with the Company’s intangible assets for each of the next five fiscal years was as follows:

Fiscal Year	Amount
(in thousands)
2014	$397
2015	113
2016 and thereafter	—

Total	$510

Note 8—Fair Value Measurements

The table below sets forth a summary of financial instruments that are measured at fair value on a recurring basis at December 31, 2012:

	December 31, 2012	Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
Convertible preferred stock warrant liability	$1,330	$—	$—	$1,330
The table below sets forth a summary of financial instruments that are measured at fair value on a recurring basis at December 31, 2013:
	December 31, 2013	Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
Convertible preferred stock warrant liability	$5,451	$—	$—	$5,451
The Company’s preferred stock warrants are recorded at fair value and were determined to be Level 3 fair value items. The changes in the fair value of preferred stock warrants are summarized below:
		Years Ended
		December 31, 2011	December 31, 2012	December 31, 2013
		(in thousands)
Beginning balance		$511	$815	$1,330
Change in value of preferred stock warrants recorded in other expense, net		304	515	4,121

Ending balance		$815	$1,330	$5,451

Note 9—Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses included the following:

	December 31, 2012	December 31, 2013
	(in thousands)
Accounts payable—seller	$75,073	$111,078
Accounts payable—other	1,558	4,136
Accrued employee—related payables	4,313	4,984

	$80,944	$120,198

At December 31, 2012 and 2013, accounts payable—seller are recorded net of $1.0 million and $0.9 million, respectively, due from sellers for services provided by the Company to sellers, where the Company has the right of offset.

Note 10—Debt and Capital Lease Arrangements

Debt and capital lease arrangements consisted of the following:

	December 31, 2012	December 31, 2013
	(in thousands)
Secured debt:
Line of credit, at a weighted-average interest rate of 4.8% in 2012 and 4.0% in 2013	$3,000	$3,788
Equipment loan facilities, at a weighted-average interest rate of 6.5% in 2012 and 6.5% in 2013	1,284	—
Capital lease obligations, at a weighted-average interest rate of 6.2% in 2012 and 5.8% in 2013	931	393

	$5,215	$4,181

On March 26, 2009, the Company entered into a loan and security agreement with Silicon Valley Bank (“2009 Loan Agreement”). The agreement provided a senior secured revolving credit facility (“Line of Credit”) and a term loan for the purchase of equipment (“Equipment Loans”).

The loan and security agreement was amended and renewed on September 27, 2011 (“2011 Loan Agreement”). The 2011 Loan Agreement raised the borrowing ceiling for the credit facility to the lesser of $15.0 million or 85% of eligible accounts due on September 27, 2013.

In July 2012, the Company further amended the 2011 Loan Agreement with Silicon Valley Bank to waive the loan covenants for the month ended May 31, 2012 relating to the acquisition of MobSmith, and amended certain financial covenants, as defined in the amendment.

Amounts outstanding under the 2011 Loan Agreement bore interest, at a rate per annum equal to prime rate plus 1.5% if the Company maintained a net cash balance exceeding $1 or prime rate plus 3.0%, if such net cash balance was not maintained. “Net cash” is defined as the Company’s unrestricted cash maintained at the financial institution including, without duplication, up to $3.0 million of unrestricted net cash maintained by the Company at the bank or other financial institutions located outside the United States, less the aggregate outstanding principal of amount of the advances on the line and the Equipment Loans.

The Equipment Loans consisted of two loans. The first Equipment Loan bore interest between 5.5% and 6.5%. The second Equipment Loan bore interest at 3.25% above the prime rate at the time of the advance. At

December 31, 2012, the interest rate for both Equipment loans was 6.5%. Payments of interest and principal for both Equipment Loans were made monthly over 36 months from the time of the loan. No additional borrowings may be made under these facilities.

The 2011 Loan Agreement required the Company to comply with financial covenants including minimum levels of adjusted tangible net worth and a fixed charge coverage ratio, as well as certain affirmative covenants. The Company was in compliance with the financial covenants as of December 31, 2012. The Company was not in compliance with a non-financial covenant at December 31, 2012 and received a waiver for such non-compliance.

The 2011 Loan Agreement is collateralized by security interests in substantially all of the Company’s assets. The 2011 Loan Agreement restricts the Company’s ability to pay dividends and enter into certain transactions without the consent of the financial institution. The Company is required to maintain a lockbox arrangement where customer payments received in the lockbox will reduce the amounts outstanding on the credit facility only if the Company does not maintain a net cash balance of $1 or in the event of a default, as defined in the arrangement.

On September 30, 2013, the Company further amended the 2011 Loan Agreement. The amendment eliminated the equipment term loan facilities and increased the borrowing limit on the credit facility up to $40.0 million with a maturity date of September 27, 2018. An unused revolver fee in the amount of 0.15% per annum of the average unused portion of the revolver line will be charged and be payable monthly in arrears. The amendment requires the Company to maintain a fixed charge coverage ratio of no less than 1.10 to 1.00 calculated on a twelve month trailing basis as of the last day of each month on a consolidated basis. Amounts outstanding under the amended credit facility bear interest, at a rate per annum equal to LIBOR plus 2.0% if the Company maintains a net cash balance exceeding $1. At the option of the bank, advances may bear interest at a rate of prime plus 0% if the Company maintains a net cash balance exceeding $1 or 1.50% if the Company does not maintain a net cash balance of $1. At December 31, 2013, $36.2 million was available for borrowing under the credit facility and $3.8 million was outstanding in debt obligations.

The 2011 Loan Agreement restricts the Company’s ability to sell assets, make changes to the nature of its business, engage in mergers or acquisitions, incur, assume or permit to exist, additional indebtedness and guarantees, create or permit to exist, liens, pay dividends, make distributions or redeem or repurchase capital stock, or make other investments, engage in transactions with affiliates, and make payments in respect to subordinated debt.

In addition, in the event the amount available to be drawn is less than 20% of the maximum line amount of the credit facilities, or in the event that a default exists, the Company is required to satisfy a minimum fixed charge coverage ratio test. The Company does not currently satisfy this minimum fixed charge coverage ratio test defined as a ratio of Adjusted EBITDA to the sum of interest accrual and principal payments required to be paid during the relevant measurement period. However, the Company is not currently required to satisfy this test as it meets the specified excess availability threshold.

The 2011 Loan Agreement includes customary events of defaults, including a change of control default and an event of default in the event a material adverse change occurs. In case of such an event of default, Silicon Valley Bank would be entitled to, among other things, accelerate payment of amounts due under the credit facility and exercise all rights of a secured creditor.

Maturities of Debt and Capital Lease Arrangements

Maturities with respect to debt and capital lease arrangements at December 31, 2013 were as follows:

Fiscal Year	Amount
(in thousands)
2014	$288
2015	105
2016	—
2017	—
2018	3,788
Thereafter	—

Total	$4,181

Note 11—Capitalization

At December 31, 2013, the authorized capital stock of the Company consisted of 73,380,126 shares of common stock, of which 32,500,000 shares were designated Class A common stock and 4,190,063 shares were designated Class B common stock, and 29,691,524 shares of preferred stock, of which 6,154,000 shares were designated Series A preferred stock (“Series A preferred stock”), 13,588,160 shares were designated Series B preferred stock (“Series B preferred stock”), 4,765,173 shares were designated Series C preferred stock (“Series C preferred stock”), and 5,184,191 shares were designated Series D preferred stock (“Series D preferred stock”, and together with the Series A preferred stock, Series B preferred stock and Series C preferred stock, referred to as “convertible preferred stock”).

Common Stock

The rights of the Class A and Class B common stock are the same, except the shares of Class B common stock are not entitled to voting rights, other than as required by law. Each share of Class B common stock automatically converts to one share of Class A common stock immediately prior to the consummation of any underwritten public offering of the Company’s common stock, immediately prior to the consummation of a liquidation event, as defined in the Company’s Fifth Amended and Restated Certificate of Incorporate, as amended (the “Certificate of Incorporation”), or upon the conversion of all the outstanding convertible preferred stock into Class A common stock. Class A common stock and Class B common stock are collectively referred to herein as common stock.

At December 31, 2012, there were 7,210,858 and 4,190,063 shares of Class A and Class B common stock issued and outstanding, respectively. At December 31, 2013, there were 7,664,844 and 4,190,063 shares of Class A and Class B common stock issued and outstanding, respectively.

Convertible Preferred Stock

At December 31, 2012 and 2013, the Company’s outstanding convertible preferred stock consisted of the following:

	December 31, 2012 and 2013			December 31, 2012	December 31, 2013
	Shares Authorized	Shares Outstanding	Carrying Values	Liquidation Preference	Liquidation Preference
	(in thousands)
Series A	6,154	6,154	$4,000	$5,797	$6,118
Series B	13,588	13,563	21,087	29,066	30,754
Series C	4,765	3,919	9,484	12,018	12,779
Series D	5,184	5,184	18,000	21,647	23,121

Total	29,691	28,820	$52,571	$68,528	$72,772

The rights and preferences of the convertible preferred stock are as follows:

Voting Rights: On any matters presented to the Company’s stockholders for their action or consideration, each holder of convertible preferred stock is entitled to one vote for each share of Class A common stock into which such holder’s shares of convertible preferred stock are then convertible. Except as provided by law or the Certificate of Incorporation, the holders of the convertible preferred stock and Class A common stock vote together as a single class.

Dividends: The holders of the convertible preferred stock are entitled, when, as, and if declared by the board of directors, and prior and in preference to common stock, to cumulative dividends at the following per annum rates (pro-rated for partial years elapsed): $0.052 per share for Series A, $0.1244480 per share for Series B, $0.1941832 per share for Series C, and $0.2844824 per share for Series D. Cumulative preferred stock dividends at December 31, 2012 and 2013, were $15.5 million, and $19.7 million, respectively. Unless declared, dividends are not payable except in the event of a liquidation, dissolution or winding up of the Company. No dividends have been declared or paid to date.

Liquidation: In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company or a sale of the Company, the holders of the convertible preferred stock are entitled to receive out of the assets available for distribution to the Company’s stockholders, on a pari passu basis prior to distribution of any assets of the Company to the holders of common stock, an amount equal to the greater of (a) the original issuance price plus accrued but unpaid dividends, or (b) such amount as would have been payable had the convertible preferred stock converted into common stock immediately prior to the liquidation, dissolution or winding up. If amounts available to be distributed are insufficient to pay the liquidation preferences of the preferred stock in full, then the entire assets and funds of the Company legally available for distribution will be distributed to the holders of convertible preferred stock ratably in proportion to the preferential amount each holder would have otherwise been entitled to receive. After payment of the liquidation preferences to the convertible preferred stock, all remaining assets are distributed to the common stock.

The liquidation preference provisions of the convertible preferred stock are considered contingent redemption provisions because there are certain elements that are not solely within the control of the Company, such as a change in control of the Company. Accordingly, the Company has presented the convertible preferred stock within the mezzanine portion of the accompanying consolidated balance sheets.

Conversion: Each outstanding share of convertible preferred stock is convertible, at the holder’s option, into shares of Class A common stock at a conversion rate determined by dividing the original issue price for such share by the then Conversion Price for such share. The original issue price and conversion price of the each series of preferred stock are as follows:

	Original Issue Price per share	Conversion Price per share
Series A	$0.65	$1.30
Series B	$1.55556	$3.11112
Series C	$2.42729	$4.85458
Series D	$3.55603	$7.11206

The conversion price is subject to adjustment in the event of certain anti-dilutive issuances of shares of common stock. The conversion price per share in the table above reflects the adjustment for the 1-for-2 reverse stock split of the Company’s common stock effected on March 18, 2014.

Each share of convertible preferred stock will automatically convert into shares of common stock at its then effective conversion rate immediately upon the earlier of (i) the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, with proceeds to the Company of not less than $20 million (net of underwriting discounts and commissions) based on a pre-offering enterprise value of at least $250 million, (ii) or upon the consent of the holders on the date specified by a vote of at least 75% of all then-outstanding shares of convertible preferred stock voting together as a single class on an as-converted to Class A common stock basis, provided that the Series C preferred stock shall not be converted as a result of such a vote without the consent of the holders of a majority of the shares of Series C preferred stock then outstanding, and the Series D preferred stock shall not be converted as a result of such a vote without the consent of the holders of a majority of the shares of Series D preferred stock then outstanding.

Redemption: The convertible preferred stock is not redeemable at the option of the holder.

Convertible Preferred Stock Warrants

On March 1, 2009, the Company issued a fully vested, non-forfeitable warrant to purchase 25,174 shares of the Company’s Series B preferred stock at an exercise price of $1.55556 per share. The warrant was issued to the Company’s bank, Silicon Valley Bank, in connection with securing an equipment term loan under the 2009 Loan Agreement. The warrant was fully vested upon issuance and expires on March 1, 2019. The holder of the warrant has the right to include shares issued upon exercise of the warrant in certain registered offerings by the Company of its common stock. The fair value of the warrants at issuance was recorded as a deferred financing cost and was amortized over the term of the loan.

On January 12, 2010, the Company issued a warrant to an investment bank to purchase 845,867 shares of the Company’s Series C preferred stock at an exercise price of $2.42729 per share. The warrant was issued for banking and financial advisory services provided to the Company. The warrant was fully vested upon issuance and expires on the earliest of January 12, 2015, a firm commitment underwritten initial public offering if the lead underwriter requests termination, or, under certain circumstances, a liquidation, dissolution, winding up or change in control as defined in the Certificate of Incorporation. The holder of the warrant has the right to exercise the warrant for cash or on a net issuance basis. In December 2013, the lead underwriter of the proposed initial public offering requested the termination of the warrant in connection with the offering, and in March 2014, the warrant holder agreed to net exercise the warrant upon the consummation of the offering.

The Company determined the fair value of the convertible preferred stock warrants utilizing the Black-Scholes model with the following weighted-average assumptions:

	Series B December 31, 2011	Series B December 31, 2012	Series B December 31, 2013	Series C December 31, 2011	Series C December 31, 2012	Series C December 31, 2013
Risk-free interest rate	1.35%	0.97%	0.18%	0.19%	0.16%	0.13%
Expected term (in years)	7.17	6.17	0.69	1.59	1	0.50
Estimated dividend yield	8.00%	8.00%	2.00%	7.60%	4.80%	2.00%
Weighted-average estimated volatility	66%	60%	64%	61%	46%	63%
Fair value (in thousands)	$23	$34	$173	$792	$1,296	$5,278

During the years ended December 31, 2011, 2012 and 2013, the Company recognized expense of $0.3 million, $0.5 million and $4.1 million, respectively, from the re-measurement of the warrants to fair value.

Common Shares Reserved For Issuance

The Company is required to reserve and keep available out of its authorized but unissued shares of common stock such number of shares sufficient to effect the conversion of all outstanding shares of preferred stock and all outstanding warrants, plus shares granted and available for grant under the Company’s stock option plan.

The amount of such shares of the Company’s common stock reserved for these purposes at December 31, 2013 was as follows:

December 31, 2013
(in thousands)
Reserved under stock award plans	10,457
Conversion of preferred stock	14,410
Warrants to purchase convertible preferred stock	436

Total required availability	25,303

During February 2013 and September 2013, the Company increased the permitted number of shares of common stock the Company may issue under its incentive stock plan to 9,456,800 and 10,456,800, respectively.

Note 12—Stock-Based Compensation

The Company’s 2007 Stock Incentive Plan (the “Plan”) provides for the grant of non-statutory or incentive stock options to the Company’s employees, officers, directors or consultants. The Company’s board of directors administers the Plan, selects the individuals to whom options will be granted, determines the number of options to be granted, and the term and exercise price of each option. Incentive stock options granted pursuant to the terms of the Plan cannot be granted with an exercise price of less than 100% of the fair market value on the date of the grant. For awards issued to a shareholder holding 10% or more of the Company, the option term cannot exceed 5 years. The term of the options granted under the Plan cannot be greater than 10 years. Non-statutory stock options granted pursuant to the terms of the Plan cannot be granted with an exercise price of less than 100% of the fair market value on the date of the grant (110% for awards issued to a shareholder holding 10% or more of the Company). Options granted vest at varying rates, but generally over four years with 25% vesting upon completion of one year of service and monthly thereafter. Options granted under the Plan accelerate on a change in control, as defined. An aggregate of 10,456,800 shares were reserved under the Plan, of which 858,822 shares remained available for issuance at December 31, 2013.

Stock Options

A summary of stock option activity for the year ended December 31, 2013 is as follows:

	Shares Under Option	Weighted- Average Exercise Price	Weighted- Average Contractual Life	Aggregate Intrinsic Value
	(in thousands)			(in thousands)
Outstanding at December 31, 2012	5,771	$3.68
Granted	4,299	$7.36
Exercised	(477)	$2.62
Cancelled	(1,233)	$4.62

Outstanding at December 31, 2013	8,360	$6.13	8.38 years	$84,319

Vested and expected to vest at December 31, 2013	7,552	$6.00	8.31 years	$77,124
Exercisable at December 31, 2013	2,924	$3.30	7.04 years	$37,800

The total intrinsic value of options exercised during the years ended December 31, 2011, 2012 and 2013 were $0.6 million, $0.6 million and $4.6 million, respectively.

At December 31, 2013, the Company had unrecognized employee stock-based compensation relating to stock options of approximately $17.3 million which is expected to be recognized over a weighted-average period of 2.6 years.

The weighted average grant date per share fair value of stock options granted for the years ended December 31, 2011, 2012 and 2013 were $2.00, $2.58 and $5.12, respectively.

The table below sets forth information regarding stock options granted from January 1, 2013 to December 31, 2013:

Grant Date	Number of Shares	Exercise Price at Grant Date	Adjusted Exercise Price	Estimated per Share Fair Value of Common Stock at Grant Date	Intrinsic Value per Share at Grant Date
	(in thousands)
February 22, 2013	2,197	$5.00	$7.80	$7.80	$2.80
April 24, 2013	317	$7.80	$7.80	$7.80	$—
June 7, 2013	560	$8.30	$8.30	$8.30	$—
July 24, 2013	700	$9.80	$9.80	$9.80	$—
October 30, 2013	525	$11.84	$11.84	$11.84	$—

Subsequent to original grant dates, and in light of valuation analyses performed in close proximity to the grant dates that reflected higher fair values, the board of directors reconsidered the original grant date exercise prices and increased the exercise prices of the February 2013 options. The modification to increase the exercise price did not result in any incremental stock-compensation expense.

The Company estimates the fair value of stock-based payments using the Black-Scholes-Merton option pricing model. The weighted-average input assumptions used by the Company were as follows:

	Year Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2013
Year Expected term (in years)	5.9	5.8	6.0
Risk-free interest rate	1.91%	0.94%	1.28%
Expected volatility	57%	59%	58%
Dividend yield	—%	—%	—%

At December 31, 2012 and 2013, there were options to purchase 110,024 shares of common stock outstanding, respectively, awarded to non-employees at a weighted-average exercise price of $1.86 per share, respectively. These awards generally vest over 4 years and expire through 2022. The Company recorded stock-based compensation of $0.1 million for each of the years ended December 31, 2011, 2012 and 2013, relating to these awards.

During the years ended December 31, 2011, 2012 and 2013, the Company modified the terms of existing stock options granted to certain employees, to among other things, extend the exercise period and/or accelerate the vesting of options upon termination of employment, and modify the vesting of performance-based awards to time-based awards. In connection with these modifications the Company recorded stock-based compensation of $0.2 million, $0.1 million and $0.6 million, in the years ended December 31, 2011, 2012 and 2013, respectively.

Stock Awards

The following table summarizes the activity of stock awards for the year ended December 31, 2013:

Number of Awards
(in thousands)
Unvested at December 31, 2012	135
Vested	(135)

Unvested at December 31, 2013	—

During the years ended December 31, 2011, 2012 and 2013, the fair value of stock awards vested was $0.9 million, $0.1 million and $1.1 million, respectively.

Stock-Based Compensation Expense

Total stock-based compensation expense, including expense related to stock options to employees and non-employees and stock awards, for the years ended December 31, 2011, 2012 and 2013, and recorded in the consolidated statements of operations were as follows:

	Year Ended
	December 31, 2011	December 31, 2012	December 31, 2013
		(in thousands)
Cost of revenue	$270	$78	$87
Selling and marketing	309	1,039	1,105
Technology and development	858	828	1,645
General and administrative	831	1,099	3,515

Total stock-based compensation	$2,268	$3,044	$6,352

During 2011, certain of the Company’s existing principal investors purchased in aggregate 330,033 shares of common stock from the Company’s Chief Executive Officer for approximately $2.0 million, and additional investors purchased in aggregate 177,392 shares of common stock from the Company’s chief executive officer for approximately $1.1 million. The purchase price paid per share was higher than the then current fair market value of the Company’s common stock at the time of the purchases. Accordingly, the Company recognized additional stock-based compensation expense of approximately $0.7 million in general and administrative expense, included above, for the excess of consideration paid over the then fair value of the common stock.

Note 13—Income Taxes

The following are the domestic and foreign components of the Company’s loss before income taxes for the years ended December 31, 2011, 2012 and 2013:

	Year Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2013
	(in thousands)
Domestic	$(15,276)	$(2,486)	$(9,535)
International	3	258	533

Loss before income taxes	$(15,273)	$(2,228)	$(9,002)

The following are the components of the provision for income taxes for the years ended December 31, 2011, 2012 and 2013:

	Year Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2013
	(in thousands)
Current:
Federal	$—	$—	$—
State	21	19	58
Foreign	141	135	189

Total current provision	162	154	247
Deferred:
Federal	—	1	9
State	—	—	1
Foreign	(26)	(21)	(10)

Total deferred benefit	(26)	(20)	—

Total provision for income taxes	$136	$134	$247

Set forth below is a reconciliation of the components that caused the Company’s provision for income taxes to differ from amounts computed by applying the U.S. Federal statutory rate of 34% for the years ended December 31, 2011, 2012 and 2013:

	Year Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2013
U.S. federal statutory income tax rate	34.0%	34.0%	34.0%
State income taxes, net of federal benefit	(0.1)%	(0.6)%	(0.4)%
Foreign income at other than U.S. rates	(0.7)%	(1.2)%	—%
Stock-based compensation expense	(3.2)%	(29.7)%	(10.0)%
Meals and entertainment	(0.3)%	(3.4)%	(1.3)%
Acquisition and related items	(2.4)%	(1.0)%	—%
Non-deductible gifts	(0.1)%	(2.0)%	(0.2)%
Research and development tax credits	2.5%	15.6%	5.6%
Other permanent items	(0.6)%	(0.7)%	(0.5)%
Change in valuation allowance	(30.0)%	(17.0)%	(29.9)%

Effective income tax rate	(0.9)%	(6.0)%	(2.7)%

Set forth below are the tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and deferred tax liabilities as of December 31, 2012 and 2013:

	December 31, 2012	December 31, 2013
	(in thousands)
Deferred Tax Assets:
Accrued liabilities	$330	$577
Intangible assets	704	1,416
Stock-based compensation	491	1,762
Net operating loss carryovers	18,975	15,018
Research tax credit carryovers	2,494	3,176
Other	720	2,760

Total deferred tax assets	23,714	24,709
Less valuation allowance	(22,873)	(23,963)

Deferred tax assets, net of valuation allowance	841	746

Deferred Tax Liabilities:
Fixed assets	(794)	(689)
Other	(1)	(11)

Total deferred tax liabilities	(795)	(700)

Net deferred tax assets	$46	$46

The change in valuation allowance for the year ended December 31, 2011, 2012 and 2013 was $5.5 million, $1.1 million and $1.1 million, respectively.

At December 31, 2013, the Company had U.S. federal net operating loss carryforwards, or “NOLs,” of approximately $36.7 million, which will begin to expire in 2027. At December 31, 2013, the Company had state NOLs of approximately $43.3 million, which will begin to expire in 2027. At December 31, 2013, the Company had federal research and development tax credit carryforwards (“credit carryforwards”) of approximately $3.0 million, which will begin to expire in 2027. At December 31, 2013, the Company had state research and development tax credits of approximately $2.4 million, which carry forward indefinitely. Utilization of certain NOLs and credit carryforwards may be subject to an annual limitation due to ownership change limitations set forth in the Internal Revenue Code of 1986, as amended, or the Code, and comparable state income tax laws. Any future annual limitation may result in the expiration of NOLs and credit carryforwards before utilization. A prior ownership change and certain acquisitions resulted in the Company having NOLs subject to insignificant annual limitations.

The Company recognizes excess tax benefits associated with stock-based compensation to stockholders’ deficit only when realized based upon applying a with-and-without approach. At December 31, 2013, the Company had approximately $1.0 million of unrealized excess tax benefits associated with stock-based compensation.

At December 31, 2013, the Company had approximately $0.6 million of goodwill that is expected to be deductible for tax purposes.

At December 31, 2013, unremitted earnings of the subsidiaries outside of the United States were approximately $0.8 million, on which no U.S. taxes had been paid. The Company’s intention is to indefinitely reinvest these earnings outside the United States. Upon distribution of those earnings in the form of a dividend or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to various foreign countries. The amounts of such tax liabilities that might be payable upon repatriation of foreign earnings, after consideration of corresponding foreign tax credits, are not material.

The following table summarizes the activity related to the unrecognized tax benefits (in thousands):

Amount
(in thousands)
Balance at January 1, 2011	$476
Increases related to current year tax positions	312

Balance at December 31, 2011	788
Increases related to current year tax positions	279

Balance as of December 31, 2012	1,067
Increases related to current year tax positions	408
Decreases related to prior year tax positions	(21)

Balance as of December 31, 2013	$1,454

Interest and penalties related to the Company’s unrecognized tax benefits accrued at December 31, 2011, 2012 and 2013 were not material.

Due to the net operating loss carryforwards, the Company’s U.S. federal and state returns are open to examination by the Internal Revenue Service and state jurisdictions for all years since inception. For Australia, Germany and the United Kingdom, all tax years remain open for examination by the local country tax authorities.

The Company does not expect its uncertain income tax positions to have a material impact on its consolidated financial statements within the next twelve months.

Note 14—Geographic Information

Substantially all of the Company’s revenue is U.S. revenue, determined based on the location of the Company’s legal entity that is a party to the relevant transaction. Revenue originated in foreign countries was not material during the years ended December 31, 2011, 2012, and 2013.

The Company’s property and equipment, net by geographical region were as follows:

	December 31, 2012	December 31, 2013
	(in thousands)
United States	$5,594	$7,388
Netherlands	1,298	864
Other international	41	460

	$6,933	$8,712

Note 15—401(K) Savings Plan

The Company has a defined contribution savings plan under Section 401(k) of the Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be made at the discretion of the board of directors. To date, there have been no contributions made to the plan by the Company.

Note 16—Commitments and Contingencies

The Company finances some of its property and equipment under capital lease and through its equipment line with Silicon Valley Bank (Note 10). The Company has commitments under non-cancelable operating leases for facilities and certain equipment, and its managed data center facilities. Total rental expenses were $2.5 million, $3.6 million and $4.7 million for the years ended December 31, 2011, 2012 and 2013, respectively.

As of December 31, 2013, the Company’s non-cancelable minimum operating lease commitments were as follows:

Fiscal Year	Amount
(in thousands)
2014	$3,867
2015	2,026
2016	2,320
2017	110
2018	—
Thereafter	—

Total	$8,323

Guarantees and Indemnification

The Company’s agreements with sellers, buyers, and other third parties typically obligate it to provide indemnity and defense for losses resulting from claims of intellectual property infringement, damages to property or persons, business losses, or other liabilities. Generally these indemnity and defense obligations relate to the Company’s own business operations, obligations, and acts or omissions. However, under some circumstances, the Company agrees to indemnify and defend contract counterparties against losses resulting from their own business operations, obligations, and acts or omissions, or the business operations, obligations, and acts or omissions of third parties. For example, because the Company’s business interposes the Company between buyers and sellers in various ways, buyers often require the Company to indemnify them against acts and omissions of sellers, and sellers often require the Company to indemnify them against acts and omissions of buyers. In addition, the Company’s agreements with sellers, buyers, and other third parties typically include provisions limiting the Company’s liability to the counterparty, and the counterparty’s liability to the Company. These limits sometimes do not apply to certain liabilities, including indemnity obligations. These indemnity and limitation of liability provisions generally survive termination or expiration of the agreements in which they appear. The Company has also entered into indemnification agreements with its directors, executive officers and certain other officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees. No demands have been made upon the Company to provide indemnification under such agreements and there are no claims that the Company is aware of that could have a material effect on the Company’s consolidated financial statements.

Litigation

From time to time, the Company is party to various litigation and administrative proceedings relating to claims arising from its operations in the normal course of business. Based on the information presently available, including discussion with legal counsel, management believes that resolution of these matters will not have a material adverse effect on the Company’s business, results of operations, financial condition or cash flows.

Employment Contracts

The Company has entered into severance agreements with certain employees and officers, all of whom are employed at-will. The Company may be required to accelerate the vesting of certain stock options in the event of changes in control, as defined and involuntary terminations.

Other Contracts

The Company is party to an engagement letter with an investment bank entered into in 2009 and amended in 2012. Pursuant to the engagement letter, the investment bank provided and may continue to provide strategic and consulting advice to the Company, in exchange for which the Company issued to the investment bank a warrant to purchase 845,867 shares of Series C preferred stock (Note 11). The engagement letter also provides that, in case of a merger, tender offer, stock purchase, or other transaction resulting in the acquisition of the Company by another entity or the transfer of ownership or control of the Company or substantially all of its assets to another entity (a “Change in Control Transaction”) that is consummated before December 7, 2016 or pursuant to a definitive agreement entered into before that date, (i) the investment bank will provide investment banking services in connection with a Change in Control Transaction, if requested by the Company, and (ii) the Company will pay to the investment bank a fee equal to 2.5% of the total consideration paid or payable to the Company or its stockholders in the Change in Control Transaction, whether or not the Company requests such investment banking services. The investment bank is not entitled to participate in or receive any fee in connection with an initial public offering.

Note 17—Related Party Transactions

For the years ended December 31, 2011, 2012 and 2013, the Company recognized revenue of approximately $2.2 million, $0.8 million and $1.1 million, respectively, from entities affiliated with a holder of more than 10% of the Company’s outstanding common stock. At December 31, 2012 and December 31, 2013, accounts payable and accrued expenses included $1.8 million and $2.9 million, respectively, related to these revenue transactions.

During January 2013, the Company entered into a sublease for its headquarters in Los Angeles, California with an entity affiliated with a holder of more than 10% of the Company’s outstanding common stock. The sublease term began during June 2013 and terminates in April 2021; however, the Company has the option to terminate the sublease on its third anniversary date if the Company notifies the sublessor one year in advance of its intended departure and pays a termination fee of $1.2 million. In addition, the early termination fee escalates dollar-per-dollar for any tenant improvement allowance that exceeds $1.0 million. The Company expects to utilize its early termination option and has considered the estimated early termination fee in estimating its straight-line rent expense.

Note 18—Subsequent Events

The Company has evaluated subsequent events through March 18, 2014, the date of issuance of the consolidated financial statements.

On March 3, 2014, the Company’s Board of Directors approved an increase in the permitted number of shares of common stock the Company may issue under its 2007 incentive stock plan to 14,071,165.

On March 3, 2014, the Company granted options to purchase 500,000 shares of the Company’s stock at an exercise price of $16.22 per share. On March 3, 2014, the Company’s Board of Directors approved the issuance of 2,200,371 shares of restricted stock, a portion of which was contingent upon stockholder approval of an amendment to the Company’s certificate of incorporation to increase the authorized shares of common stock. On March 14, 2014 the amendment to increase the authorized shares of common stock to 80,608,856 was approved by stockholders. As a result of the option grants and restricted stock issuance, additional stock-based compensation expense of approximately $40.0 million is expected to be recognized primarily over the next four years.

On March 18, 2014 the Company effected a 1-for-2 reverse stock split of its common stock and a proportional adjustment to the conversion ratio of its convertible preferred stock (Note 2).

Subsequent to December 31, 2013, the Company entered into new operating leases for office facilities in New York, Seattle and Berlin. Future non-cancelable minimum commitments relating to these operating leases totaling $3.9 million are due from February 2014 through April 2019. In connection with the New York lease, the Company entered into an irrevocable letter of credit in the amount of $0.7 million.

IT'S ALL ABOUT
BIG DATA

TRILLIONS
OF DATA POINTS ANALYZED
IN REAL TIME

2.5 MILLION
QUERIES PER SECOND

100 BILLION
TRANSACTIONS PER MONTH

3 TRILLION
BID REQUESTS PER MONTH

rubicon PROJECT

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee and the FINRA filing fee.

Amount To Be Paid
SEC registration fee	$17,050
FINRA filing fee	20,356
NYSE listing fee	170,000
Printing and engraving expenses	300,000
Legal fees and expenses	2,150,000
Accounting fees and expenses	700,000
Transfer agent and registrar fees	21,000

Total	$3,378,406

*	To be completed by amendment

Item 14. Indemnification of Directors and Officers.

Registrant is a Delaware corporation. Section 145(a) of the Delaware General Corporation Law, or the DGCL, provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorney fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the court shall deem proper.

Further subsections of DGCL Section 145 provide that:

(1)	to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections

(a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred by such person in connection therewith;

(2)	the indemnification and advancement of expenses provided for pursuant to Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise; and

(3)	the corporation shall have the power to purchase and maintain insurance of behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

As used in this Item 14, the term “proceeding” means any threatened, pending, or completed action, suit, or proceeding, whether or not by or in the right of Registrant, and whether civil, criminal, administrative, investigative or otherwise.

Section 145 of the DGCL makes provision for the indemnification of officers and directors in terms sufficiently broad to indemnify officers and directors of Registrant under certain circumstances from liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended, or the Securities Act. Registrant’s Amended and Restated Certificate of Incorporation provides, in effect, that, to the fullest extent and under the circumstances permitted by Section 145 of the DGCL, registrant will indemnify any and all of its executive officers and directors. Before the completion of this offering, registrant intends to enter into indemnification agreements with its directors, executive officers and certain other officers. Registrant may, in its discretion, similarly indemnify its employees and agents. Registrant’s amended and restated certificate of incorporation also relieves its directors from monetary damages to Registrant or its stockholders for breach of such director’s fiduciary duty as a director to the fullest extent permitted by the DGCL. Under Section 102(b)(7) of the DGCL, a corporation may relieve its directors from personal liability to such corporation or its stockholders for monetary damages for any breach of their fiduciary duty as directors except (i) for a breach of the duty of loyalty, (ii) for failure to act in good faith, (iii) for intentional misconduct or knowing violation of law, (iv) for willful or negligent violations of certain provisions in the DGCL imposing certain requirements with respect to stock repurchases, redemptions and dividends, or (v) for any transactions from which the director derived an improper personal benefit.

We have entered into indemnification agreements with each of our directors, executive officers and certain other officers that provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Registrant has purchased insurance policies which, within the limits and subject to the terms and conditions thereof, cover certain expenses and liabilities that may be incurred by directors and officers in connection with proceedings that may be brought against them as a result of an act or omission committed or suffered while acting as a director or officer of registrant.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2011, we have made the following sales of unregistered securities:

1. Since January 1, 2011 and through March 18, 2014, the Registrant has granted to its directors, officers, employees and consultants options to purchase 10,414,155 shares of common stock under its 2007 Equity Incentive Plan with per share exercise prices ranging from $2.34 to $16.22, has issued 1,429,267 shares of common stock upon exercise of such options, and has issued 2,200,371 shares of restricted stock.

2. In May 2012, the Registrant issued 379,738 shares of the Registrant’s common stock in connection with the acquisition of MobSmith, Inc.

The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act, Regulation D or Regulation S promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

See Exhibit Index immediately following the Signature Pages.

(b) No financial statement schedules are provided because the information called for is not required or is shown in the financial statements or the notes thereto.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing date specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

(2)	For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on March 20, 2014.

THE RUBICON PROJECT, INC.

By:	*
Frank Addante
Chief Executive Officer, Chief Product Architect and Chairman

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

* Frank Addante		Chief Executive Officer, Chief Product Architect and Chairman (principal executive officer)	March 20, 2014

* Gregory R. Raifman		President and Director	March 20, 2014

/s/ Todd Tappin Todd Tappin		Chief Operating Officer and Chief Financial Officer (principal financial officer)	March 20, 2014

* David Day		Chief Accounting Officer (principal accounting officer)	March 20, 2014

* Sumant Mandal		Director	March 20, 2014

* Jarl Mohn		Director	March 20, 2014

* Lisa L. Troe		Director	March 20, 2014

*By:	/s/ Todd Tappin	Attorney-in-Fact	March 20, 2014

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1	Form of Underwriting Agreement

3.1	Form of Amended and Restated Certificate of Incorporation

3.2†	Form of Amended and Restated Bylaws

5.1	Opinion of Gibson, Dunn & Crutcher LLP

10.1	2007 Stock Incentive Plan and forms of agreements thereunder

10.2	2014 Equity Incentive Plan and forms of agreements thereunder

10.3	Amended and Restated Investors’ Rights Agreement, dated March 18, 2014, by and among The Rubicon Project, Inc. and certain of its stockholders

10.4†	Executive Employment Agreement, dated May 4, 2007, between adMonitor, Inc. and Frank Addante, as amended December 14, 2007

10.5†	Offer Letter, dated January 17, 2013, between The Rubicon Project, Inc. and Gregory R. Raifman

10.6†	Offer Letter, dated January 17, 2013, between The Rubicon Project, Inc. and Todd Tappin

10.7†	Loan and Security Agreement among Silicon Valley Bank, The Rubicon Project, Inc., SiteScout Corporation, Fox Audience Network, Inc. and Strategic Data Corp., dated September 27, 2011

10.8†	Consent and Amendment to Loan and Security Agreement among Silicon Valley Bank, The Rubicon Project, Inc., SiteScout Corporation, Fox Audience Network, Inc. and Strategic Data Corp., dated May 22, 2012

10.9†	First Amendment to Loan and Security Agreement among Silicon Valley Bank, The Rubicon Project, Inc., SiteScout Corporation, Fox Audience Network, Inc. and Strategic Data Corp., dated July 24, 2012

10.10†	Assumption and Second Amendment to Loan and Security Agreement among Silicon Valley Bank, The Rubicon Project, Inc., SiteScout Corporation, Fox Audience Network, Inc., Strategic Data Corp. and MobSmith, Inc., dated September 14, 2012

10.11†	Third Amendment to Loan and Security Agreement among Silicon Valley Bank, The Rubicon Project, Inc., SiteScout Corporation, Fox Audience Network, Inc., Strategic Data Corp. and MobSmith, Inc., dated September 28, 2012

10.12†	Fourth Amendment to Loan and Security Agreement among Silicon Valley Bank, The Rubicon Project, Inc., SiteScout Corporation, Fox Audience Network, Inc., Strategic Data Corp. and MobSmith, Inc., dated February 8, 2013

10.13†	Fifth Amendment to Loan and Security Agreement among Silicon Valley Bank, The Rubicon Project, Inc., SiteScout Corporation, Fox Audience Network, Inc., Strategic Data Corp. and MobSmith, Inc., dated September 30, 2013

10.14†	Sixth Amendment to Loan and Security Agreement among Silicon Valley Bank, The Rubicon Project, Inc., SiteScout Corporation, Rubicon-FAN, Inc., Strategic Data Corp. and Mobsmith, Inc., dated December 19, 2013

10.15†	Stock Pledge Agreement between Silicon Valley Bank and The Rubicon Project, Inc., dated October 3, 2013

Exhibit Number	Description of Exhibit

10.16†	Stock Pledge Agreement between Silicon Valley Bank and Strategic Data Corp., dated October 3, 2013

10.17	Form of Indemnification Agreement to be entered into between The Rubicon Project, Inc. and each of its directors and executive officers

10.18†	Form of Executive Severance and Vesting Acceleration Agreement between The Rubicon Project, Inc. and certain of its executive officers

10.19†	Sublease between Fox Interactive Media, Inc. and The Rubicon Project, Inc., dated January 9, 2013

10.20†	Amended and Restated Voting Agreement, dated October 29, 2010, by and among The Rubicon Project, Inc. and certain of its stockholders (which Voting Agreement will automatically terminate upon the completion of this offering)

21.1	List of Subsidiaries of The Rubicon Project, Inc.

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1)

24.1†	Power of Attorney

99.1	Director Nominee Consent of Robert Frankenberg

99.2	Director Nominee Consent of Robert Spillane

*	To be filed by amendment.
†	Previously filed.